
13002538


glu®

Glu Mobile Inc.

Combined Proxy Statement & Annual Report for the 2013 Annual Meeting of Stockholders



glu®

April 19, 2013

Dear Stockholders,

2012 was a pivotal year for Glu — marking our first where we generated the supermajority of our revenues from smartphones and tablets. We launched 21 internally developed new freemium titles in 2012, which helped drive year-on-year smartphone revenue growth to 112%, with total revenue growth of 32%.

In 2012 we made two important acquisitions. The first was our purchase of the *Deer Hunter* IP from Atari for $5 million in cash. This approximately 15-year old brand enabled us to launch what became one of our largest revenue generators of the year — *Deer Hunter Reloaded* — royalty free. We had previously licensed the *Deer Hunter* brand for seven years and look forward to continued success in the outdoor sports gaming sector. This transaction was an efficient use of capital with an estimated payback period, based on no longer having to pay royalties on Deer Hunter related revenues, of approximately two years.

The second was of GameSpy Technologies ('GST'), which we acquired from NewsCorp's IGN division. GST has become the foundation for a robust Glu-wide server-side infrastructure which we anticipate will be used by the majority of our titles from H2 2013 onwards. We issued shares of our common stock with a value on the closing date of approximately $2.8 million and realized $2.6 million of cash and receivables collections within the first 120 days post transaction close.

The first half of 2012 significantly exceeded our expectations — largely driven by the success of *Deer Hunter Reloaded*, and a solid performance by *Samurai vs. Zombies Defense*. Both titles were developed by our Kirkland studio that we acquired in August 2011. However, the majority of Glu titles in Q3 2012 performed significantly below expectations. This weakness was not due to a lack of popularity of our Q3 titles, as downloads, Daily Active Users (DAU) and reviews were strong. Rather it was caused by weak monetization per user which we characterize through the metric Average Revenue per Daily Active User ('ARPDAU').

We believe there are four core pillars that drive the revenue success of a freemium game: Engaging Core Gameplay, High Production Values, Broad Consumer Reach, and Deep Monetization. We believe that we are already reasonably strong on the first three of these core pillars and are resolutely focused on institutionalizing dramatically more powerful monetization systems.

One of the most significant steps we took in our efforts to improve monetization was hiring Matt Ricchetti as our first President of Studios in October 2012. A veteran of Electronic Arts and Zynga, before Glu Matt was Vice President of Mobile at Kabam, where he was responsible for sustaining the impressive top grossing success of *Kingdoms of Camelot* and *Arcane Empires*. As President of Studios, we look forward to his leadership in both implementing measures designed to increase ARPDAU across Glu's portfolio, as well as shaping our longer-term product strategy. Matt is a highly complementary addition to the Glu executive team and has brought strong monetization discipline to our green light process as well as expertise in critical areas such as live operations.

With his leadership, we revised our 2013 roadmap to provide for principally three types of products. The first type comprises sequels to our biggest action and shooter franchises with deeper opportunities for long-term investment. Our aim here is to preserve our broad action adventure audience reach while meaningfully improving monetization. The second is a new category of products for Glu: Real-time Strategy and Role-Playing Game mechanics with narrower target demographics but significantly higher ARPDAU potential. The final portion of the portfolio will be devoted to the casual genre and titles with innovative mechanics.

Our aim is to invest in fighting not the current war but winning the next. The majority of our portfolio is focused where we expect the market to evolve. Mid-core titles had a strong H2/12, and we expect they will also do well in 2013. Yet while console gaming has seen approximately 50% of its revenue derived from hardcore shooters, as of yet there has not been a $50 million shooter on mobile. We aim to change this and believe we have the franchises and DNA to do so.

During Q4 2012 we closed our Sao Paulo studio and made a significant force reduction in our Kirkland location. This will enable us to bring in a new generation of talent while keeping R&D costs approximately flat from 2012 to 2013. We continue to aggressively upgrade the quality and quantity of monetization expertise throughout Glu's global studios.

Recent Developments

In March 2013, our first real money gambling title launched in the slots category with a theme based around our well-loved *Samurai vs. Zombies Defense* IP. This is possible on iOS in the UK through our partnership with Probability PLC. Also in the casino space, in February 2013 we closed a small investment in freemium casino startup Bee Cave Games as part of our efforts to ramp capabilities in this sector. Bee Cave's founders have extensive online casino gaming backgrounds, most recently having worked at Zynga.

In February 2013 we announced the launch of a new Glu Publishing division. Glu Publishing will partner with third party developers worldwide who wish to tap into our reach capabilities. Any development team with a product that has demonstrated a strong kernel of success — be it on a given platform, country, or language — has the opportunity to partner with Glu Publishing to dramatically expand its worldwide reach.

Leveraging our international offices, Glu Publishing will act as the conduit for connecting emerging market game developers with North American consumers. It will initially employ a 'high touch' business model of deep involvement with a modest volume of third party developers.

We hired a VP of 3rd Party Publishing and are exploring additional senior additions to drive the division forward aggressively. The Glu Publishing model is designed to enhance operating leverage in our business as well as our long term topline growth trajectory. We anticipate making further executive appointments to support the growth of our Publishing division.

Finally, in April 2013 we appointed Lorne Abony to our Board of Directors as Chairman of the newly-created Strategy Committee. Abony brings to Glu strong public company growth experience in skill-based gaming and online gambling. The Strategy Committee will assist the Board and senior management in refining Glu's strategic vision and growth initiatives.

The Future

The freemium business model emerged in late 2009 on iOS and early 2011 on Android. The majority of success during the first three years came from casual, 2D games that could often only be enjoyed on the iPhone. Session lengths were short and gameplay was predominately single player mode. With relatively modest competition, having one or two of the core pillars detailed earlier operating well was sufficient for profitability.

As we peer into the next three years, we see a mobile gaming landscape where the winning companies have all four core pillars institutionalized and firing on all cylinders. We believe Social Gaming 2.0 will be about the rising importance of tablets rather than phones; 20 minute rather than 2 minute sessions; in-game communities not between-game Facebook connections; multiplayer instead of single player interactions; and 3D-realism rather than 2D-cartoon production values. Android devices in totality should ultimately generate significantly more revenue than presently due to overwhelming volume and improving merchandising.

We believe that Glu has all of the foundations in place to lead in a Social Gaming 2.0 landscape. We are, and believe that we will continue to be, a leader in the fragmented mobile world. We cover over 750 Android devices, eight languages, and have strong relationships with Apple, Google, Microsoft, Amazon, and major device manufacturers in all significant territories. Windows 8 is only beginning to emerge, and we believe it will gain a meaningful market share over the next three years. Glu's ability to reach across the entire mobile ecosystem will become even more important in a world with several consumer-relevant mobile platforms.


Future of Mobile Gaming 2.0
glu
2.0 Winners:
All pillars working
1.0 Viability:
1-2 pillars working
Multi-Player
In-Game
Community
Longer session
Single Player
Facebook
Short session
Core
Gameplay
3D
Realistic
2D
Cartoon
Production
Values
Phones &
Tablets
iOS &
Android
iOS
Phone
Consumer
Reach
Deep
Complex
2013 Focus
Simple
Monetization
System

Over the past three years we have proven to be adept at continually evolving our organization. Key to this is our ability to test, validate and roll out new insights and techniques across all of our global studios. We will be taking full advantage of our learning organization in our efforts to make rapid progress improving monetization systems.

Throughout my tenure, we have consistently made decisions through the lens of maximizing Glu's long-term prospects. My confidence in Glu's positioning on positive global macro trends remains bright, as is our expectation of significant growth for the remainder of this decade. We are absolutely committed to, and will remain resolutely focused on, improving monetization in the coming quarters.

I firmly believe Glu's greatest triumphs are ahead of us and can assure you that our urgency of action and commitment to success shall never waver.

Sincerely yours,

Niccolo McLeod De Masi
President, Chief Executive Officer and Director

These proxy materials contain forward-looking statements, including those statements in this Letter to Stockholders, that are not historical or are described on the page facing the inside back cover of these proxy materials. Forward-looking statements are subject to material risks and uncertainties that could cause actual results to differ materially. Investors should consider important risk factors, which include those listed on the page facing the inside back cover of these proxy materials and those detailed under the caption "Risk Factors" beginning on page 14 of our 2012 Annual Report on Form 10-K included with these proxy materials and the risk factors described in our other SEC filings.

[THIS PAGE INTENTIONALLY LEFT BLANK]

GLU MOBILE INC.
45 Fremont Street, Suite 2800
San Francisco, California 94105

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of Glu Mobile Inc., a Delaware corporation ("Glu" or the "Company"), will be held on Thursday, June 6, 2013, at 10:00 a.m. Pacific Time, at 45 Fremont Street, San Francisco, California (the "Annual Meeting"). At the Annual Meeting, our stockholders will be asked to consider and vote upon:

1. The election of three Class III directors of Glu's Board of Directors (the "Board"), each to serve until the Company's annual meeting of stockholders to be held in 2016 and until his successor is elected and qualified, or until his death, resignation or removal.

2. Approval of the amended and restated 2007 Equity Incentive Plan to, among other things, increase the aggregate number of shares of common stock authorized for issuance under the plan by 7,200,000 shares.

3. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

4. Transaction of such other business as may properly come before the Annual Meeting or before any adjournment(s) or postponement(s) thereof.

Proposals 1, 2 and 3 are more fully described in the attached proxy statement. We have not received notice of other matters that may be properly brought before the Annual Meeting.

Only stockholders who owned our common stock at the close of business on April 9, 2013 may vote at the Annual Meeting, or at any adjournment or postponement of the meeting.

This year, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials and voting via the Internet. The Notice also provides information on how stockholders can obtain paper copies of our proxy materials if they so choose.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, over the Internet or by telephone, as promptly as possible. You may also request a paper proxy card to submit your vote by mail, if you prefer. **We encourage you to vote via the Internet.** We believe it is convenient for our stockholders, while significantly lowering the cost of our Annual Meeting and conserving natural resources.

By Order of the Board,



Scott J. Leichtner
Vice President, General Counsel and Corporate Secretary

San Francisco, California
April 19, 2013

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS:

The Company's combined Proxy Statement for the 2013 Annual Meeting of Stockholders and the Annual Report to Stockholders for the fiscal year ended December 31, 2012 are available online at www.proxyvote.com. You will need your control number found on your Notice of Internet Availability to access these materials.

[THIS PAGE INTENTIONALLY LEFT BLANK]

GLU MOBILE INC.

PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

Table of Contents

The information contained in the Compensation Committee Report and the Audit Committee Report of this proxy statement shall not be deemed to be "soliciting material," to be "filed" with the Securities and Exchange Commission ("SEC"), or to be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

[THIS PAGE INTENTIONALLY LEFT BLANK]

GLU MOBILE INC.
45 Fremont Street, Suite 2800
San Francisco, California 94105

PROXY STATEMENT FOR THE
2013 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION ABOUT THE MEETING, MEETING MATERIALS, VOTING AND PROXIES

Date, Time and Place of Meeting

The Board of Directors (the "Board") of Glu Mobile Inc., a Delaware corporation ("Glu," the "Company," "we," "our" and similar terms), is asking for your proxy for use at the 2013 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournments or postponements of the meeting. We are holding the meeting on Thursday, June 6, 2013, at 10:00 a.m. Pacific Time, at our principal executive offices at 45 Fremont Street, San Francisco, California. We first released this proxy statement to our stockholders on or about April 19, 2013.

Internet Availability of Proxy Materials

We are pleased to furnish proxy materials to our stockholders on the Internet, rather than mailing printed copies to each stockholder. If you received a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability provides instructions for accessing and reviewing the proxy materials and casting your vote on the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability. We encourage stockholders to take advantage of the electronic availability of the proxy materials to help reduce the expense and environmental impact of the Annual Meeting. We anticipate that the Notice of Internet Availability will be mailed to stockholders on or about April 19, 2013.

Record Date; Outstanding Shares; Quorum

Only holders of record of our common stock at the close of business on April 9, 2013 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 68,466,836 shares of our common stock outstanding and entitled to vote, held of record by approximately 70 stockholders and held beneficially by thousands of additional stockholders.

Pursuant to our Amended and Restated Bylaws (our "Bylaws"), a majority of the outstanding shares of common stock, present in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. We must have a quorum to transact business. Each stockholder is entitled to one vote for each share of common stock held as of the Record Date. For ten days before the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder, for any purpose germane to the meeting, during ordinary business hours at our principal executive offices at 45 Fremont Street, Suite 2800, San Francisco, California 94105.

Voting via the Internet, by Telephone or By Mail

Holders of shares of our common stock whose shares are registered in their own name with our transfer agent, American Stock Transfer and Trust Company, are record holders. As an alternative to voting in person at the Annual Meeting, record holders may vote via the Internet, by telephone or, for those stockholders who receive a paper proxy card in the mail, by mailing a completed proxy card.

For those record holders who receive a paper proxy card, instructions for voting via the Internet, telephone or by mail are set forth on the proxy card. Stockholders who elect to vote by mail should sign and mail the proxy card in the addressed, postage paid envelope that was enclosed with the proxy materials, and your shares will be voted at the Annual Meeting in the manner you direct. All properly executed, returned and unrevoked proxies will be voted in accordance with the instructions indicated on the proxy card.

For those stockholders who receive a Notice of Internet Availability, the notice provides information on how to access your proxy and contains instructions on how to vote via the Internet or by telephone. If you received a Notice of Internet Availability, you can request a printed copy of your proxy materials by following the instructions contained in the notice. Stockholders who have elected to receive the 2013 Proxy Statement and Annual Report to Stockholders electronically will receive an email on or about April 19, 2013 with information on how to access stockholder information and instructions for voting.

Signed but unmarked proxies will be voted FOR each director nominee listed on the proxy card, FOR the proposal to amend and restate our 2007 Equity Incentive Plan, and FOR the ratification of our independent registered public accounting firm for the fiscal year ending December 31, 2013. The Board does not know of, and does not intend to bring, any business before the Annual Meeting other than that referred to in this proxy statement and specified in the Notice of Annual Meeting. As to any other business that may properly come before the Annual Meeting, including any motion made for adjournment of the Annual Meeting (including for purposes of soliciting additional votes), signing and returning the proxy card will confer discretionary authority on the proxies (Niccolo M. de Masi and Eric R. Ludwig, who have been designated by the Board) to vote all shares covered by the proxy card in their discretion.

Revoking a Proxy

Any stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by (1) filing a written notice of revocation with, or delivering a duly executed proxy bearing a later date to, our Corporate Secretary at 45 Fremont Street, Suite 2800, San Francisco, California 94105 or (2) attending the Annual Meeting and voting in person (although attending the Annual Meeting will not, by itself, revoke a proxy).

Votes Required

Director elections (Proposal No. 1) will be determined by a plurality of shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Approval of each of the proposal to approve the amended and restated 2007 Equity Incentive Plan (Proposal No. 2) and the ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 (Proposal No. 3) requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voted for or against the matter.

Effect of Abstentions

If an executed proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the Annual Meeting for purposes of determining a quorum, but will not be considered to have been voted for or against such matter. As such, an abstention will have no effect on the election of the three Class III directors to our Board (Proposal No. 1), the approval of the amended and restated 2007 Equity Incentive Plan (Proposal No. 2) and ratification of our independent registered public accounting firm (Proposal No. 3).

Effect of "Broker Non-Votes"

Brokers, banks or other agents holding shares in street name have discretionary authority to vote shares held for a beneficial owner on "routine" matters, such as the ratification of our independent registered public accounting firm, without instructions from the beneficial owner of those shares. However, absent instructions from the beneficial owner of such shares, brokers, banks or other agents holding shares in street name do not have discretionary authority to vote shares held for a beneficial owner on certain "non-routine" matters, such as the election of our directors and approval of the amended and restated 2007 Equity Incentive Plan.

If a signed proxy is returned by a broker, bank or other agent holding shares in street name that indicates that the broker does not have discretionary authority as to certain shares to vote on a proposal ("broker non-votes"), such shares will be considered present at the Annual Meeting for purposes of determining a quorum on all proposals, but will not be considered to be entitled to vote on and thus will have no effect on the outcome of any proposal.

Solicitation of Proxies and Expenses

We will bear the cost of soliciting proxies from our stockholders in the form of proxy provided to you. Our directors, officers and employees, without additional compensation, may solicit proxies by mail, telephone, letter, facsimile, electronically or in person. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of proxies. In such cases, we will reimburse such record holders for their reasonable expenses incurred for forwarding such materials.

Voting Results

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by our Inspector of Elections and published in a Current Report on Form 8-K to be filed with the SEC within four business days of the Annual Meeting.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense of delivering duplicate materials to stockholders sharing the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of the proxy materials sent to stockholders until such time as one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce duplicate mailings and save printing costs and postage fees, as well as natural resources.

Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

How to Obtain a Separate Set of Voting Materials

Stockholders who received a householded mailing this year, and would like to have additional copies of the proxy materials mailed to them, may submit their request to Investor Relations, Glu Mobile Inc., 45 Fremont Street, Suite 2800, San Francisco, California 94105, or call (415) 800-6100. Stockholders may also contact us at the address or phone number above if they received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future. Stockholders who would like to opt out of householding for future mailings, may call 800-690-6903 or send a written request to Investor Relations at the above address.

Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, including the financial statements, list of exhibits and any exhibit specifically requested, is available without charge upon written request to: Corporate Secretary, Glu Mobile Inc., 45 Fremont Street, Suite 2800, San Francisco, California 94105.

PROPOSAL NO. 1

ELECTION OF CLASS III DIRECTORS

Our Board currently consists of seven directors. Our Restated Certificate of Incorporation and Bylaws provide for a classified Board, divided into three classes. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a term to expire at the third succeeding annual meeting. The individuals so elected will serve until their successors are elected and qualified.

This year, the terms of our Class III directors, Niccolo M. de Masi, William J. Miller and A. Brooke Seawell, will expire at the Annual Meeting.

The Board has nominated Niccolo M. de Masi, William J. Miller and A. Brooke Seawell to serve as Class III directors, each for a three-year term that is expected to expire at our annual meeting in 2016 or until his earlier resignation or removal (the "Board's Nominees"). Our Nominating and Governance Committee reviewed the qualifications of each of the Board's Nominees and unanimously recommended to the Board that they be submitted to stockholders for election. You can find the principal occupation and other information about the Board's Nominees, as well as other Board members, below.

Two of our continuing directors are Class I directors, whose terms will expire at our 2014 annual meeting, and two of our continuing directors are Class II directors, whose terms will expire at our 2015 annual meeting. Matthew A. Drapkin served as a Class II director from May 6, 2010 through his resignation from the Board on April 5, 2013. On April 10, 2013, the Board appointed Lorne Abony as a Class II director to fill the vacancy created by Mr. Drapkin's resignation.

The election of our Class III directors will be determined by the three nominees receiving the greatest number of votes from shares eligible to vote on the matter. Unless a stockholder signing a proxy withholds authority to vote for one or more of the Board's Nominees in the manner described on the proxy card, each proxy received will be voted for the election of each of the Board's Nominees. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for the nominee or nominees who shall be designated by the present Board to fill the vacancy. We are not aware that any of the Board's Nominees will be unable or will decline to serve as a director.

There are no family relationships between any of our directors, nominees or executive officers. There are also no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he or she has been or will be selected as a director and/or executive officer.

The Board recommends that stockholders vote "FOR" the election of Niccolo M. de Masi, William J. Miller and A. Brooke Seawell as Class III Directors.

Information Regarding Our Nominees and Directors

Nominees for Class III Directors (whose terms expire at the Annual Meeting)

Niccolo M. de Masi (Age 32)
President, Chief Executive Officer and Director, Glu Mobile Inc.

Mr. de Masi has served as our President and Chief Executive Officer and as one of our directors since January 2010. Prior to joining Glu, Mr. de Masi was the Chief Executive Officer and President of Hands-On Mobile, a mobile technology company and developer and publisher of mobile entertainment, from October 2009 to December 2009, and previously served as the President of Hands-On Mobile from March 2008 to October 2009. Prior to joining Hands-On Mobile, Mr. de Masi was the Chief Executive Officer of Monstermob Group

PLC, a mobile entertainment company, from June 2006 to February 2007. Mr. de Masi joined Monstermob in 2004 and, prior to becoming its Chief Executive Officer, held positions as its Managing Director and as its Chief Operating Officer, where he was responsible for formulating and implementing Monstermob's growth and product strategy. Prior to joining Monstermob, Mr. de Masi worked in a variety of corporate finance and operational roles within the technology, media and telecommunications (TMT) sector, beginning his career with JP Morgan on both the TMT debt capital markets and mergers and acquisitions teams in London. He has also worked as a physicist with Siemens Solar and within the Strategic Planning and Development divisions of Technicolor. Mr. de Masi holds an M.A. degree in Physics and an MSci. degree in Electronic Engineering — both from Cambridge University.

Mr. de Masi's experience as our President and Chief Executive Officer, which gives him unique insights into our challenges, opportunities and operations, and his strong background of senior management and executive experience in the mobile gaming and content sectors led the Board to conclude that he should serve as a director.

William J. Miller (Age 67)
Independent Director of and Advisor to Technology Companies

Mr. Miller has served as one of our directors since January 2007, served as co-Chairman of our Board from July 2009 to January 2010 and has served as sole Chairman of our Board since January 2010. Mr. Miller also served as our interim President and Chief Executive Officer from December 2009 until Mr. de Masi assumed this position in January 2010. Mr. Miller has acted as an independent director and adviser to a number of technology companies since November 1999. From April 1996 until November 1999, Mr. Miller served as Chairman of the Board and Chief Executive Officer of Avid Corporation, a provider of digital tools for multimedia companies, where he also served as President from September 1996 to January 1999. Prior to then, he served as Chief Executive Officer and Chairman of the Board of Quantum Corporation, a data storage manufacturer. He previously held various positions in the data storage, information services and financial services businesses of Control Data Corporation, a computer and data services company. Mr. Miller also serves as a director of NVIDIA Corporation, Waters Corporation, Digimarc Corporation and Quantance Inc., and during the past five years has also served as a director of Overland Storage, Inc. and ViewSonic Corporation. Mr. Miller holds a B.A. in speech communications and a J.D. from the University of Minnesota.

Mr. Miller's experience as the Chief Executive Officer of two publicly traded high technology companies and as a business consultant to technology companies, his experience as a director of high technology companies, and the insights into our business that he gained as our interim President and Chief Executive Officer and as both our co-Chairman and sole Chairman, led the Board to conclude that he should serve as a director.

A. Brooke Seawell (Age 65)
Venture Partner, New Enterprise Associates

Mr. Seawell has served on our Board since June 2006. Since January 2005, Mr. Seawell has served as a Venture Partner at New Enterprise Associates, focusing on software and semiconductor investments. From February 2000 to December 2004, he served as a Partner at Technology Crossover Ventures. Prior to joining TCV, Mr. Seawell worked in senior executive positions with NetDynamics, Inc., an application server software company, and Synopsys Inc., an electronic design automation software company. Mr. Seawell also serves on the boards of directors of NVIDIA Corporation, Informatica Corporation, SiTime Corporation, SugarCRM Inc., Tableau Software and Technical Communities, Inc. In addition, Mr. Seawell is an observer on the board of directors of Tabula Inc. Mr. Seawell holds a B.A. in economics from Stanford University and an M.B.A. from the Stanford Graduate School of Business. From 2008 to 2012, Mr. Seawell served on the Management Board of the Stanford Graduate School of Business.

Mr. Seawell's more than 30 years of experience in technology finance and operations, including having served as Chief Financial Officer of two public companies, his experience in the venture capital industry and his experience as a director of high technology companies led the Board to conclude that he should serve as a director. In addition, our Board's determination, in light of his experience as a principal financial officer and director overseeing or assessing the performance of companies and public accountants as described above, that Mr. Seawell is an "audit committee financial expert" lends further support to his financial acumen and qualifications for serving on our Board.

Continuing Class I Directors (whose terms expire at the 2014 annual meeting)

Hany M. Nada (Age 44)
Managing Director, GGV Capital

Mr. Nada has served as one of our directors since April 2005. Mr. Nada co-founded GGV Capital (formerly Granite Global Ventures) in 2000 and has served as a Managing Director since its inception. He has also served as Managing Director and Senior Research Analyst at Piper Jaffray & Co., specializing in Internet software and e-infrastructure. Mr. Nada also serves on the boards of directors of BandPage, Inc., Medium Entertainment, Inc. (PlayHaven), Vocera Communications, Inc. and WildTangent, Inc. In addition, Mr. Nada is an observer on the board of directors of Houzz Inc. Mr. Nada holds a B.S. in economics and a B.A. in political science from the University of Minnesota.

Mr. Nada's experience in the venture capital industry, which includes a focus on software, wireless applications, and multimedia, his knowledge of the China market, the expertise and insights into high technology companies that he gained during his tenure as Managing Director and Senior Research Analyst at Piper Jaffray & Co., his experience as a director of high technology companies and his relationship with entities owning a significant percentage of our common stock led the Board to conclude that he should serve as a director.

Benjamin T. Smith, IV (Age 45)
Chief Executive Officer, Wanderful Media

Mr. Smith has served as one of our directors since November 2010. Mr. Smith has been the Chief Executive Officer of Wanderful Media, a new media shopping company, since April 2012. Prior to joining Wanderful Media, Mr. Smith served as an independent director of and advisor to technology companies, including in his role as a Venture Partner at Accelerator Venture Capital, where he has served since December 2011. Previously, Mr. Smith served as the Chairman and Chief Executive Officer of WYBS, Inc. d/b/a MerchantCircle, a leading social network of small business owners, from when he co-founded the company in August 2004 until the company was sold to Reply.com in May 2011. Mr. Smith served as the Senior Vice President of Corporate Development and a strategic advisor to Borland Software, a vendor of Open Application Lifecycle Management solutions, from March 2005 to October 2007 and the Chief Executive Officer of and an advisor to CodeGear, a division of Borland, from November 2006 to October 2007. Mr. Smith previously co-founded Spoke Software, a provider of social networking software that connects business professionals, in 2002, and served as its Chief Executive Officer from 2002 to 2004. Mr. Smith also served the Bush Administration as the Senior Advisor for Strategy and Planning to the Secretary of Transportation from 2001 to 2002. Prior to then, Mr. Smith was a Vice President and Partner at the strategic consulting firm, A.T. Kearney, and Vice President, Venture Development at EDS after A.T. Kearney was purchased by EDS. Mr. Smith continues to serve as on the board of directors of Spoke Software and is the Chairman of DealSquare. In addition, Mr. Smith serves as an advisor or investor in several other private companies and provides advisory services to a number of high-technology companies. He also advised and led the board of directors of Tapulous Inc., a mobile social gaming company, from its founding in 2009 until its sale to The Walt Disney Co. in July 2010. Mr. Smith holds a Master's degree from Carnegie Mellon University's Tepper School of Business and a Bachelor's degree in Mechanical Engineering from the University of California at Davis.

Mr. Smith's extensive experience in the social networking industry, which includes having co-founded two social networking companies, and his experience as a director of high technology companies led the Board to conclude that he should serve as a director.

Continuing Class II Directors (whose terms expire at the 2015 Annual Meeting)

Lorne Abony (Age 43)
Chief Executive Officer, Mood Media Corporation

Mr. Abony has served as one of our directors since April 2013. Since 2008 Mr. Abony has been the chief executive officer and chairman of Mood Media Corporation, a public company listed on the Toronto Stock Exchange and the London Stock Exchange that provides in-store media. Previously, Mr. Abony co-founded and served as the chief executive officer of FUN Technologies, which was listed on the Toronto Stock Exchange and the London Stock Exchange, that provided online and interactive casual and fantasy sports; co-founded Petopia.com, an online pet supply business; and from 2003 to 2005 served on the board of directors of CryptoLogic Inc., an Ireland-based public company that provides online gambling software. Mr. Abony has an M.B.A. from Columbia University School of Business, an L.L.B and J.D. from the International Law Center at the University of Windsor and a B.A. in philosophy from McGill University.

Mr. Abony's experience having co-founded several high-technology and media companies, his experience in the games and gaming industry and his experience from serving as the chief executive officer of two public companies led the Board to conclude that he should serve as a director.

Ann Mather (Age 53)
Independent Director of and Advisor to Technology and Media Companies

Ms. Mather has served as one of our directors since September 2005. Since May 2004, Ms. Mather has served as an advisor to technology and media companies. From September 1999 to May 2004, Ms. Mather was the Executive Vice President and Chief Financial Officer for Pixar Animation Studios Inc. From 1992 to July 1999, she held various executive positions at The Walt Disney Company, including Senior Vice President of Finance and Administration for its Buena Vista International Theatrical Division. Prior to then, she served in various roles with Alico, a division of AIG, Inc., Polo Ralph Lauren Europe's retail operations, Paramount Pictures Corporation and KPMG in London. Ms. Mather also serves on the boards of directors of Google Inc., Netflix, Inc., MGM Holdings Inc., Moneygram International, Inc., Solazyme, Inc., and SmartPak Equine, LLC, and is one of the independent trustees of the Dodge & Cox Funds. During the last five years, she also served as a director of Central European Media Enterprises Ltd. Ms. Mather holds an M.A. from Cambridge University in England.

Ms. Mather's experience as the Chief Financial Officer of two companies, including a publicly traded company, her international experience gained through several executive positions in Europe and her experience as a director of high technology companies led the Board to conclude that she should serve as a director.

CORPORATE GOVERNANCE

Our Board has adopted Corporate Governance Principles that are designed to assist the Board in observing practices and procedures that serve the best interests of the company and our stockholders. The Nominating and Governance Committee is responsible for overseeing these Corporate Governance Principles and periodically making recommendations to the Board regarding any changes. These Corporate Governance Principles address, among other things, our policy on succession planning and senior leadership development, retirement, Board performance evaluations and committee structure.

We maintain a corporate governance page on our company website that includes key information about corporate governance matters, including copies of our Corporate Governance Principles, our Code of Conduct and Business Ethics for all employees, including our senior executive and financial officers, and the charter for each Board committee. The link to this corporate governance page can be found at www.glu.com/investors.

Board Responsibilities and Leadership Structure

Our Board oversees management's performance on behalf of our stockholders. The Board's primary responsibilities are to (1) select, oversee and determine compensation for our President and Chief Executive Officer who, with senior management, manages our day-to-day operations, (2) monitor management's performance to assess whether we are operating in an effective, efficient and ethical manner to create value for our stockholders and (3) periodically review our long-range plans, business initiatives, capital projects and budget matters.

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. The Board held seven meetings during fiscal 2012 and acted by unanimous written consent twice. The independent directors meet without management present at regularly scheduled executive sessions at each quarterly Board meeting and some special Board meetings. During 2012, the independent directors held executive sessions at five Board meetings. The Board has delegated certain responsibilities and authority to the committees described below. Committees report regularly to the full Board on their activities and actions.

The Board has designated Mr. Miller as its Chairman. We believe it is beneficial to separate the roles of Chief Executive Officer and Chairman to facilitate their differing roles in the leadership of our company. The role of the Chairman includes setting the agenda for, and presiding over, all meetings of the Board, including executive sessions of non-management or independent directors, providing input regarding information sent to the Board, serving as liaison between the Chief Executive Officer and the independent directors and providing advice and assistance to the Chief Executive Officer. Mr. Miller also is a key participant in establishing performance objectives and overseeing the process for the annual evaluation of our Chief Executive Officer's performance. In addition, under our Bylaws, our Chairman has the authority to call special meetings of our Board and stockholders. In contrast, the Chief Executive Officer is responsible for handling our day-to-day management and direction, serving as a leader to the management team and formulating corporate strategy. Mr. Miller, as an independent director and our Chairman, brings experience, oversight and expertise from outside our company and industry, while Mr. de Masi, as a director and our Chief Executive Officer, brings company and industry-specific experience and expertise. We believe that this structure allows for a balanced corporate vision and strategy, which are necessary to address the challenges and opportunities we face.

Role of the Board in Risk Oversight

One of our Board's key functions is providing oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through Board standing committees that address risks inherent in their respective areas of oversight. In particular, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking, our Nominating and Governance Committee monitors our major legal compliance risk exposures and our program for promoting and monitoring compliance with applicable legal and regulatory requirements, and our Board is responsible for monitoring and assessing strategic risk exposure and other risks not covered by our committees.

The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives reports on the risks we face from our Chief Executive Officer or other members of management to enable us to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the chairman of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. However, it is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible. We believe that our Board's leadership structure supports effective risk management because it allows our Chairman of the Board, who is independent, and the independent directors on our committees to exercise oversight over management.

Director Independence

Our Board currently includes six independent directors, two of whom are standing for election at the Annual Meeting. To be considered independent under NASDAQ rules, a director may not be employed by Glu or engage in certain types of business dealings with us. In addition, as required by the rules of The NASDAQ Stock Market, the Board has made a determination as to each independent director currently serving on the Board or who served on the Board during 2012 that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board reviewed and discussed information provided by the directors and by our management with regard to each director's business and personal activities as they relate to Glu and our management. In assessing director independence under The NASDAQ Stock Market rules, the Nominating and Governance Committee and the full Board reviewed relevant transactions, relationships and arrangements that may affect the independence of our Board members, including that:

- Mr. Drapkin had a less than 10% ownership interest in Full Fathom Five, LLC, a company with which we have a commercial relationship;
- Ms. Mather was during 2012, and currently is, a director of Google Inc., a company with which we conduct business in the ordinary course and revenues from which represented 17.6% of our total revenues in 2012;
- Ms. Mather is currently a director MGM Holdings Inc., which is affiliated with MGM Interactive, Inc., a company with which we have a commercial relationship.
- Mr. Miller served as our interim President and Chief Executive Officer from December 1, 2009 until January 4, 2010;
- Mr. Seawell's step-daughter was an employee of PricewaterhouseCoopers LLP, our independent registered public accounting firm, through April 2011, although she did not work on our audit; and
- Mr. Nada serves as one of the seven managing directors of Granite Global Ventures II L.L.C., the general partner of each of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., which together beneficially owned approximately 8.7% of our common stock as of December 31, 2012. During October and December 2012, GGV IV acquired an approximate 33.7% shareholding in Medium Entertainment, which does business as PlayHaven ("Medium"), and Mr. Nada became a member of Medium's Board of Directors. We had a preexisting relationship with Medium as of the date of GGV IV's investment in Medium, and for 2012, we generated revenues of approximately $6.3 million from Medium. As of December 31, 2012, Medium accounted for 13.2% of our total accounts receivable balance.

Following review of these transactions and other relevant standards, the Board has determined that each of Mr. Abony, Ms. Mather, Mr. Miller, Mr. Nada, Mr. Seawell and Mr. Smith is, and that Mr. Drapkin was throughout the period on which he served on our Board, an independent director.

Attendance at Board, Committee and Annual Stockholders Meetings

The Board expects that each director will prepare for, attend and participate in all Board and applicable committee meetings and that each Board member will see that other commitments do not materially interfere with his or her service on the Board. Our Corporate Governance Principles provide that non-employee directors may not serve on the boards of more than five public companies, and our Chief Executive Officer may not serve on the boards of more than two public companies, in each case including Glu.

No director attended fewer than 75% of the aggregate number of meetings of the Board and the committees on which he or she served. One of our directors attended the 2012 Annual Meeting of Stockholders. Under our Corporate Governance Principles, all directors are encouraged to attend the annual meetings of our stockholders.

Board Committees and Charters

The Board currently has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. The members of each committee are appointed by the Board based on recommendations of the Nominating and Governance Committee. Each member of these committees is an independent director as determined by the Board in accordance with The NASDAQ Stock Market listing standards. Each committee has a charter and annually reviews its charter and makes recommendations to our Board for revision to reflect changes in laws and regulations and evolving best practices. Copies of each charter can be found on our website at http://www.glu.com/investors (by clicking on the "corporate governance" link). Current committee members are as follows:

Director	Audit Committee	Compensation Committee	Nominating and Governance Committee	Strategy Committee
Lorne Abony	—	—	—	Chair
Niccolo M. de Masi	—	—	—	Member
Ann Mather	—	—	Member	
William J. Miller	Member	—	Chair	
Hany M. Nada	Member	Member	—	
A. Brooke Seawell	Chair	—	—	
Benjamin T. Smith, IV	—	Member	—	

Audit Committee

The Audit Committee currently consists of three of our outside directors, Mr. Seawell, who is the committee chair, and Messrs. Miller and Nada. The composition of our Audit Committee meets the requirements for independence under the current rules and regulations of The NASDAQ Stock Market and the SEC. Each member of our Audit Committee is financially literate. Our Board has determined that Mr. Seawell is an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K. The Audit Committee met nine times during 2012, including holding an executive session with our independent registered public accounting firm at each of those meetings. The Audit Committee's responsibilities and activities are described in greater detail in the section titled "Audit Committee Report" in this proxy statement and the committee's charter, which was most recently revised in January 2012 and is available on our website at http://www.glu.com/investors (by clicking on the "corporate governance" link).

Compensation Committee

The Compensation Committee currently consists of two of our outside directors, Mr. Nada and Mr. Smith. Mr. Drapkin served as the committee chair during 2012 and through his resignation from the Board on April 5, 2013. We expect that the Board at its April 25, 2013 meeting will appoint Mr. Smith as the new chair of the Compensation Committee. The composition of the Compensation Committee meets the requirements for independence under the current rules and regulations of The NASDAQ Stock Market, the SEC and the Internal Revenue Code (the "Code"). The Compensation Committee, which met seven times and acted by written consent eight times during 2012, discharges the responsibilities of our Board relating to compensation of our executive officers and oversees our company-wide cash and equity compensation programs. The Compensation Committee's responsibilities and activities are described in greater detail in the section titled "Compensation Discussion and Analysis" in this proxy statement and in the Compensation Committee's charter, which was most recently revised in April 2013 and is available on our website at http://www.glu.com/investors (by clicking on the "corporate governance" link).

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of two of our outside directors, Mr. Miller, who is the committee chair, and Ms. Mather. Mr. Drapkin served as a committee member during 2012 and through his resignation from the Board on April 5, 2013. We expect that our Board at its April 25, 2013 meeting will appoint Mr. Abony to the committee to replace Mr. Drapkin. The composition of our Nominating and Governance Committee meets the requirements for independence under the current rules and regulations of The NASDAQ Stock Market and the SEC. Our Nominating and Governance Committee, which met twice during 2012, makes recommendations to the Board regarding Board and committee composition and appropriate corporate governance standards, reviews related party transactions and administers our Code of Business Conduct and Ethics and Corporate Governance Principles, among other things. The Nominating and Governance Committee's responsibilities and activities are described in greater detail in the committee's charter, which was most recently revised in April 2010, and is available on our website at http://www.glu.com/investors (by clicking on the "corporate governance" link).

Strategy Committee

In April 2013, in connection with the Board's appointment of Mr. Abony as a director, the Board formed a Strategy Committee and appointed Mr. Abony to serve as the committee chair and Mr. de Masi to serve as the initial committee members. Our Strategy Committee assists the Board and senior management in refining our strategic vision and growth initiatives.

Compensation Committee Interlocks and Insider Participation

During 2012, Messrs. Drapkin, Nada and Smith each served on the Compensation Committee. None of these individuals is, was or has been an officer or employee of Glu or any of our subsidiaries. There are no other relationships between committee members and Glu or any other company that are required to be disclosed under this caption by SEC regulations.

Proxy

DIRECTOR COMPENSATION

Overview

The Compensation Committee and the Nominating and Governance Committee evaluate the appropriate level and form of compensation for non-employee directors and recommend changes to the Board when appropriate. Our non-employee director compensation program is set forth below, and was most recently amended in April 2013 in connection with the appointment of Lorne Abony to our Board and as chair of the Strategy Committee:

- Non-employee directors receive an annual cash retainer of $20,000;
- The Chairman of our Board receives an additional annual cash retainer of $20,000 (an increase from $15,000);
- The chair of the Audit Committee receives additional annual cash compensation of $20,000 (an increase from $15,000);
- The chair of the Compensation Committee receives additional annual cash compensation of $15,000;
- The chair of the Nominating and Governance Committee receives additional annual cash compensation of $5,000; and
- The chair of the Strategy Committee receives additional cash compensation of $20,000; and
- Each non-employee director receives additional annual compensation of $5,000 for service on each of the Audit Committee, Compensation Committee, Nominating and Governance Committee, or Strategy Committee, other than as chair.

All cash compensation to directors is paid in arrears in quarterly installments upon continuing service. We also reimburse our directors for reasonable expenses in connection with attendance at Board and committee meetings.

Each new non-employee director is eligible to receive an initial equity award of, at each director's discretion, either (1) an award of 20,000 shares of our restricted stock, or (2) an immediately exercisable option to purchase 60,000 shares of our common stock. This initial award vests with respect to $16^{2}/_{3}$% of the underlying shares after six months and thereafter vests in equal monthly installments over the next 30 months.

Our non-employee director compensation program provides that each non-employee director receives an annual equity award, at each director's discretion, of either (1) 16,667 shares of our restricted stock or (2) an option to purchase 50,000 shares of our common stock. In either case, this annual award vests in equal monthly installments over one year. In addition, each of the stock options held by our non-employee directors will accelerate in full immediately prior to a change in control of Glu.

Each of our non-employee directors who served during 2012 elected to receive a stock option grant as his or her annual award for 2012, which was granted on June 7, 2012 following our 2012 Annual Meeting of Stockholders. Each of these directors received an option to purchase 50,000 shares of our common stock with an exercise price of $4.43 per share. In connection with Mr. Abony's appointment, on April 10, 2013, the Board granted him an immediately exercisable option to purchase 60,000 shares of our common stock with an exercise price of $2.91 per share.

In connection with, and prior to Mr. Drapkin's resignation from the Board, and in consideration of Mr. Drapkin's service to the Company, on April 5, 2013, the Compensation Committee approved the acceleration in full of the final tranches of two stock options held by Mr. Drapkin. The first stock option was granted to Mr. Drapkin when he joined the Board on May 6, 2010 and had a three-year vesting schedule, with the final tranche scheduled to vest on May 6, 2013. The second stock option was granted to Mr. Drapkin on June 7, 2012 and had a one-year vesting schedule, with the final tranche scheduled to vest on June 6, 2013 immediately following the Annual Meeting. The Compensation Committee accelerated the vesting of a total of 15,833 shares subject to these two stock options held by Mr. Drapkin.

We do not provide additional compensation to Mr. de Masi for his service on our Board or on the Strategy Committee because he is one of our executive officers.

Director Summary Compensation Table

The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as a non-employee director during 2012. Mr. Abony is not included in the table below as he was not appointed to the Board until April 2013.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2)(3) ($)	Total ($)
Matthew A. Drapkin	40,000	114,625	154,625
Ann Mather	25,000	114,625	139,625
William J. Miller	45,707	114,625	160,332
Hany M. Nada	30,000	114,625	144,625
A. Brooke Seawell	35,815	114,625	150,440
Benjamin T. Smith, IV	25,000	114,625	139,625

(1) Amounts shown in this column do not reflect dollar amounts actually received by the non-employee director. Instead, these amounts reflect the grant date fair value calculated in accordance with FASB ASC Topic 718 (formerly SFAS 123R) of each stock option award. See Note 10 — Stock Option and Other Benefit Plans — in the notes to consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2012 for a description of the ASC Topic 718 methodology and assumptions.

(2) On June 7, 2012, following our 2012 Annual Meeting of Stockholders, each of Messrs. Drapkin, Miller, Nada, Seawell and Smith and Ms. Mather received an option to purchase 50,000 shares of our common stock with an exercise price of $4.43 per share.

(3) The aggregate number of outstanding stock options held by each of our non-employee directors as of December 31, 2012 was: Mr. Drapkin: 160,000; Ms. Mather: 246,385; Mr. Miller: 246,081; Mr. Nada: 204,718; Mr. Seawell: 188,052; and Mr. Smith: 160,000.

STOCKHOLDER MATTERS

Stockholder Communications with Directors

Stockholders may communicate with the Board by sending an email to bod@glu.com, or by sending written correspondence to: Board, c/o Corporate Secretary, Glu Mobile Inc., 45 Fremont Street, Suite 2800, San Francisco, California 94105. Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. The Board has instructed the Corporate Secretary to review all correspondence and to determine, in his discretion, whether matters submitted are appropriate for Board consideration. In particular, the Board has directed that communications such as product or commercial inquiries or complaints, resume and other job inquiries, surveys and general business solicitations or advertisements should not be forwarded to the Board. In addition, material that is unduly hostile, threatening, illegal, patently offensive or similarly inappropriate or unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management director upon request. The Corporate Secretary may forward certain communications to another person or department for review and possible response.

Stockholder Recommendations of Director Candidates

The Nominating and Governance Committee will consider nominees recommended by stockholders for election as directors. If a stockholder would like to recommend a director candidate for our 2014 Annual Meeting of Stockholders, the stockholder must deliver notice in writing to the Corporate Secretary, Glu Mobile Inc., 45 Fremont Street, Suite 2800, San Francisco, California 94105. Such notice must set forth the information required under our Bylaws to be included in the notice. A copy of our Bylaws may be obtained from the SEC's website.

Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected identified candidates as appropriate. In conducting its review and evaluation, the Nominating and Governance Committee may solicit the views of management, other members of the Board and other individuals it believes may have insight into a candidate's qualifications and the needs of the Board and its committees. Candidates for the Board are generally selected based on desired skills and experience in the context of the existing composition of the Board and needs of the Board and its committees at that time, including the requirements of applicable rules and regulations of the SEC and The NASDAQ Stock Market. The Nominating and Governance Committee will consider these needs and further evaluate each candidate's qualifications based on their independence, integrity, collegiality, diversity, skills, financial, technical, operational and other expertise and experience, breadth of experience, practical wisdom, judgment, knowledge about our business or industry, personal and professional ethics, availability and commitment to representing and enhancing the long-term interests of our stockholders. From time to time, the Nominating and Governance Committee may also identify and consider other factors that reflect our environment as it evolves or that it believes will otherwise contribute to the Board's overall effectiveness and our success. Although the Nominating and Governance Committee does not have a specific policy on diversity, the committee considers the criteria noted above in selecting nominees for directors, including members from diverse backgrounds who combine a broad spectrum of experience and expertise. The Nominating and Governance Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all candidates, and will choose candidates to recommend for nomination based on the specific needs of the Board and Glu at that time. Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate candidates, the Nominating and Governance Committee has no stated minimum criteria for candidates. All candidates, including those nominated by stockholders, are evaluated in the manner described above. Final approval of nominees to be presented for election is determined by the full Board.

Stockholder Proposals for the 2014 Annual Meeting of Stockholders

Under SEC Rule 14a-8, any stockholder who intends to present a proposal for inclusion in our 2014 proxy statement and form of proxy must submit the proposal, in writing, so that the Corporate Secretary receives it at our principal executive offices by December 20, 2013. Any stockholder who wishes to bring a proposal or nominate a person for election to the Board at the 2014 Annual Meeting of Stockholders must provide written notice of the proposal or nomination to our Corporate Secretary, at our principal executive offices, between February 21, 2014 and March 23, 2014. In addition, our stockholders must comply with the procedural requirements in our Bylaws, which stockholders can obtain from us upon written request. Our Bylaws are also on file with the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of our common stock as of April 9, 2013 by:

- Each Named Executive Officer (defined in "Compensation Discussion and Analysis" below);
- Each of our directors;
- All current executive officers and directors as a group; and
- All persons known to us to beneficially own 5% or more of our common stock.

We calculated the "Percent of Class" based on 68,466,836 shares of common stock outstanding on April 9, 2013. In accordance with SEC regulations, we also included shares subject to options that are currently exercisable or will become exercisable by June 8, 2013 (i.e., within 60 days of April 9, 2013). Those shares are deemed to be outstanding and beneficially owned by the person holding such option for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in this table, each person has sole voting and investment power with respect to the shares such person beneficially owns and the address of each person is: c/o Glu Mobile Inc., 45 Fremont Street, Suite 2800, San Francisco, California 94105.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
5% Stockholders:		
New Enterprise Associates 10, L.P.(1)	5,943,793	8.7%
Granite Global Ventures II L.P.(2)	5,723,218	8.4
Directors and Named Executive Officers:		
Niccolo M. de Masi(3)	1,391,261	2.0
Eric R. Ludwig(4)	829,020	1.2
Matthew Ricchetti	—	*
Kal Iyer(5)	123,082	*
Scott Leichtner(6)	159,601	*
Lorne Abony(7)	60,000	*
Ann Mather(8)	250,051	*
William J. Miller(9)	296,081	*
Hany M. Nada(10)	5,927,936	8.6
A. Brooke Seawell(11)	198,052	*
Benjamin T. Smith, IV(12)	170,000	*
All directors and executive officers as a group (10 persons)(13)	9,282,002	12.9

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Consists of 5,919,443 shares of common stock held of record by New Enterprise Associates 10, Limited Partnership ("NEA 10"), and 24,350 shares of common stock held of record by NEA Ventures 2001, L.P.

("NEA Ven 2001"). NEA Partners 10, Limited Partnership ("NEA Partners 10") is the sole general partner of NEA 10. The individual General Partners of NEA Partners 10 (collectively, the "General Partners") are M. James Barrett, Peter J. Barris and Scott D. Sandell. The General Partners share voting and dispositive power with regard to the shares directly held by NEA 10. Pamela J. Clark, the general partner of NEA Ven 2001, shares voting and dispositive power with regard to the shares directly held by NEA Ven 2001. The principal business address of the entities affiliated with New Enterprise Associates is 1954 Greenspring Drive, Suite 600, Timonium, Maryland 21093. See footnote (11) regarding the relationship between this stockholder and Mr. Seawell.

(2) The information provided with respect to this stockholder is based upon a Schedule 13D/A filed by the stockholder with the SEC on February 8, 2013. Represents (a) 5,611,615 shares held by Granite Global Ventures II L.P. and (b) 111,603 shares held by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein. The address of each of these persons and entities is c/o GGV Capital, 2494 Sand Hill Road, Suite 100, Menlo Park, California 94025. See footnote (10) regarding the relationship between this stockholder and Mr. Nada.

(3) Includes 1,346,352 shares subject to options that are exercisable within 60 days of April 9, 2013.

(4) Includes (a) 15,064 shares held by The Ludwig McKillop Trust, of which Mr. Ludwig and his spouse, Mary Elizabeth McKillop, are the co-trustees, and (b) 756,956 shares subject to options that are exercisable within 60 days of April 9, 2013.

(5) Includes 123,082 shares subject to options that are exercisable within 60 days of April 9, 2013.

(6) Represents 125,780 shares subject to options that are exercisable within 60 days of April 9, 2013.

(7) Represents shares subject to an immediately exercisable option, all of which shares were unvested within 60 days of April 9, 2013 and remain subject to our right of repurchase.

(8) Includes 246,385 shares subject to options that are exercisable within 60 days of April 9, 2013.

(9) Includes 246,081 shares subject to options that are exercisable within 60 days of April 9, 2013.

(10) Includes (a) 5,611,615 shares held by Granite Global Ventures II L.P. and (b) 111,603 shares held by GGV II Entrepreneurs Fund L.P. Mr. Nada is a managing director of the general partner of the foregoing entities, which has nine individual managing directors, and shares voting and investment power with respect to the shares held by these entities with the other managing directors of the general partner. Mr. Nada disclaims beneficial ownership of these shares except to the extent of his individual pecuniary interests in these entities. Also includes 204,718 shares subject to options that are exercisable within 60 days of April 9, 2013.

(11) Represents (a) 10,000 shares held by The Rosemary and A. Brooke Seawell Revocable Trust, of which Mr. Seawell and his spouse are the co-trustees, and (b) 188,052 shares subject to options that are exercisable within 60 days of April 9, 2013. Excludes 5,919,443 shares held by NEA 10. Mr. Seawell is a venture partner of NEA Development Corp., an entity that provides administrative services to the foregoing entities. Mr. Seawell does not have voting or dispositive power with respect to any of the shares held by NEA 10, and disclaims beneficial ownership of any securities held by them, except to the extent of his respective proportionate pecuniary interests in these entities.

(12) Includes 160,000 options that are exercisable within 60 days of April 9, 2013, of which 8,334 shares were unvested as of such date and remain subject to our right of repurchase.

(13) Represents the shares included in footnotes (3), (4) and (6) through (12). Includes 3,34,324 shares subject to options that are exercisable within 60 days of April 9, 2013, of which 68,334 shares will be unvested as of such date and remain subject to our right of repurchase. Excludes the shares indicated to be excluded in footnote (11).

Proxy

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Exchange Act requires our directors and certain of our officers, and persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms furnished to us and written representations from these officers and directors, we believe that all Section 16(a) filing requirements were met during 2012.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

The Compensation Committee, comprised of three non-employee members of our Board, oversees our compensation plans and policies, approves the compensation of our executive officers and administers our stock compensation plans. The Compensation Committee's basic responsibilities are to review the performance of our management in achieving our corporate goals and objectives and to ensure that our executive officers are compensated effectively in a manner consistent with our strategy and competitive practices. This Compensation Discussion and Analysis ("CD&A") contains a discussion and analysis of the compensation approved by the Compensation Committee and earned by or paid to the executive officers named below in 2012 who are included in the "Summary Compensation Table" below (our "Named Executive Officers"):

- Niccolo M. de Masi, our President and Chief Executive Officer;
- Eric R. Ludwig, our Executive Vice President and Chief Financial Officer;
- Matthew Ricchetti, our President of Studios;
- Kal Iyer, our Senior Vice President, Research and Development; and
- Scott J. Leichtner, our Vice President, General Counsel and Corporate Secretary.

In April 2012, our Board determined that due to changes in Mr. Iyer's job responsibilities that occurred after he was designated as one of our executive officers, he would no longer be deemed an executive officer. Also, in April 2012, our Board designated Mr. Leichtner as an executive officer given the policy-making function of his role. Finally, in October 2012, our Board designated Mr. Ricchetti as an executive officer when he joined Glu.

Compensation Philosophy and Objectives

The Compensation Committee has established a compensation program for executive officers designed to attract individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time and to retain those individuals who continue to perform at or above the levels that we expect. It is also designed to reinforce a sense of ownership, urgency and overall entrepreneurial spirit and to link rewards to measurable corporate and, where appropriate, individual performance. We believe that the most effective executive compensation program is one that is designed to reward the achievement of specific long-term and strategic goals, and which aligns executive officers' interests with those of the stockholders by rewarding performance of established goals, with the ultimate objective of creating stockholder value. The Compensation Committee evaluates compensation to ensure that we maintain the ability to attract and retain talented employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executive officers of our peer companies. To that end, the

Compensation Committee believes that executive compensation packages provided by us to our executive officers should include both cash and stock-based compensation that reward performance against established goals.

The Compensation Committee works within the framework of a pay-for-performance philosophy to determine each component of an executive officer's compensation package based on numerous factors, including:

- the individual's particular background and circumstances, including training and prior relevant work experience;
- the individual's role with us and the compensation paid to similar persons in the companies represented in the compensation data that the Compensation Committee reviews;
- the demand for personnel with the individual's specific expertise and experience at the time of hire or review;
- performance goals and other expectations for the position, where appropriate;
- comparison to other executives within our company having similar levels of expertise and experience; and
- compensation data of peer companies for similar positions.


Proxy

The Compensation Committee performs at least annually a strategic review of our executive officers' compensation levels to determine whether they provide adequate incentives and motivation and whether they appropriately compensate our executive officers relative to comparable executive officers in other companies with which we compete for executives. In making compensation decisions related to non-equity incentive compensation, the Compensation Committee gives significant weight to our financial performance relative to our operating plan approved by the Board, and with respect to equity compensation considers the existing equity awards held by our executive officers.

Components of Executive Compensation

In 2012, our executive officers were compensated through the following compensation elements, each designed to achieve one or more of our overall compensation objectives:

Component	How Determined	Objective
Base Salary	Market data and scope of the executive's responsibilities	Attract and retain experienced executives
Non-Equity Incentive (Cash) Bonus Plan	Market data and scope of executive's responsibility and based on achieving pre-established corporate financial objectives	Motivate executives to achieve our 2012 financial plan and to achieve strategic goals
Long-Term Equity Incentive Awards	Market data, scope of executive's responsibility and value of existing equity awards	Align interests of our executives with our stockholders

The Compensation Committee views these components of compensation as related but distinct. Although the Compensation Committee reviews total compensation, it does not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. The committee determines the appropriate level for each compensation component based on our compensation philosophy. Except as described in this CD&A, the Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. However, our Named Executive Officers have the ability to directly influence our overall performance, so a greater portion of their pay is tied to short and long-term incentive programs than is the case for most of our other employees. In addition, the Compensation Committee's philosophy is to make a greater percentage of an employee's compensation performance-based as he or she becomes more senior and to keep cash compensation to the minimum competitive level while providing the opportunity to be well rewarded through equity if we perform well over time, consistent with our pay-for-performance culture.

Compensation Consultant

The Compensation Committee's charter provides that the committee has the authority to retain experts and advisers of its choice to assist the Committee in performing its functions. The committee retained Compensia to perform an analysis to assist the committee in making its decisions in 2011 and 2012 regarding executive officer compensation. The committee selected Compensia as its advisor due to its expertise in the executive compensation area, particularly with respect to compensation practices of technology companies in the San Francisco Bay Area. In addition, Compensia was already familiar with our executive compensation practices and philosophy since it had been providing executive compensation advice to the committee and our management since our initial public offering in 2007. Compensia provided the following services to the Committee during 2011 and 2012:

- reviewed and provided recommendations on the composition of our peer group, and provided compensation data relating to executives at the selected companies in our peer group;
- conducted a comprehensive review of the total compensation arrangements for our executive officers and provided advice on our executive officers' compensation;
- conducted a comprehensive review of compensation paid to the members of the board of directors and its committees, and provided advice on our directors' compensation; and
- updated the Compensation Committee on emerging trends/best practices in the area of executive and board compensation.

In selecting Compensia as its advisor, the committee considered the factors required by SEC Rule 10C-1(b)(2)(4) and in connection therewith certain factors related to Compensia's independence, including (a) that Compensia did not provide other services to us; (b) the fact that the $20,172 and $29,730 in fees that we paid to Compensia in 2011 and 2012, respectively, represented less than one percent of Compensia's total revenues for those years; (c) Compensia's policies and procedures that are designed to prevent conflicts of interest; (d) the fact that Compensia had neither any business or personal relationship with any member of the Compensation Committee nor owned any of our stock.

In addition, in 2013, Compensia assisted us in preparing a recommendation to the Compensation Committee with respect to the changes to our equity compensation program that are the subject of Proposal No. 2.

Benchmarking

For the Compensation Committee's October 6, 2011 meeting at which it established our executive compensation for 2012, Compensia prepared a report regarding the compensation for our then-current executive officers, which consisted of Mr. de Masi, Mr. Ludwig and Mr. Iyer. The Compensia report did not address the compensation of either Mr. Ricchetti or Mr. Leichtner since neither was an executive officer at that time. The Compensia report analyzed the compensation of these executive officers based on data from (a) the Radford July 2011 High-Tech Executive Survey of primarily public and some private high-technology companies, limited to companies with annual revenues between $50 million and $200 million (with average revenues of $119 million), and (b) a group of peer companies. Compensia chose the peer companies based on the Compensation Committee's instructions to select companies that were comparable to Glu with respect to their revenues (the annual revenues of each peer company, based on their most recent four fiscal quarters, were between approximately $63 million and $155 million; Glu's revenues for the previous four quarters were $65.2 million and were expected to increase during 2012), market capitalization (the market capitalization of each peer company was between approximately $114 million and $363 million; Glu's market capitalization on the date of the report was approximately $148 million), industry (all of the peer companies were in the internet content and commerce, internet services or software industries) and location (an emphasis was placed with respect to identifying peer companies in the San Francisco Bay Area). The peer companies identified by Compensia, based on the Compensation Committee's instructions, were as follows:

- Actuate
- American Software
- Callidus Software
- Convio
- DemandTec
- Geek.net
- Guidance Software
- Internet Capital Group
- Keynote Systems
- Magma Design Automation
- Openwave Systems
- PDF Solutions
- Pros Holdings
- Saba Software
- Stamps.com
- Vasco Data Security
- Vocus
- XO Group

When analyzing the appropriateness of the compensation of Messrs. de Masi, Ludwig and Iyer, the Compensation Committee reviewed the percentile information set forth in the Compensia report as measured against the companies contained in the Radford survey specified above. The committee reviewed this percentile information to determine whether it was compensating these executive officers at a level commensurate with similarly situated executives. The committee did not, however, have specific percentile goals in mind for establishing the compensation of Messrs. de Masi, Ludwig and Iyer for 2012; the committee's goal was to balance our stockholders' interests in paying what was necessary, but not significantly more than necessary (particularly in light of our revenues and the shift in our business strategy to focus on creating freemium games for smartphones), to retain the services of these executives and motivate them to achieve our annual financial plan and individual strategic goals, while conserving cash and equity as much as practicable.

In addition to reviewing the percentile information contained in the Compensia report, the Compensation Committee also considered a number of additional factors in making executive compensation decisions, including our overall performance, each executive officer's overall performance, the scope of responsibility of each executive officer and the then-current compensation and equity holdings of each executive officer. The market data for Mr. Ludwig was increased by 5% to reflect the fact that Mr. Ludwig had more responsibilities than the typical chief financial officer, having assumed direct oversight of our Human Resources function in February 2011 and our China operations in August 2011, and also having served as our Chief Administrative Officer during 2011. In analyzing the data with respect to Mr. Iyer, the committee took into account the fact that although Mr. Iyer's compensation was benchmarked against that of chief technology officers of the peer companies (the next closest role at the peer companies), Mr. Iyer was not in fact our chief technology officer and, as a result, the data for Mr. Iyer needed to be evaluated accordingly.

At the Compensation Committee's October 4, 2012 meeting, Compensia presented an updated report regarding the compensation for our then-current executive officers, which consisted of Mr. de Masi, Mr. Ludwig, and Mr. Leichtner. The Compensia report did not address Mr. Iyer's compensation since he ceased being an executive officer in April 2012, nor did it address Mr. Ricchetti's compensation since he joined Glu after this meeting. The Compensia report analyzed the compensation of our executive officers based on data from an updated group of peer companies. Compensia selected the revised set of peer companies based on the Compensation Committee's instructions to select companies that better reflected our then-current size and profile. In addition, to again emphasize the selection of peer companies that were in the entertainment or software industries and located in the San Francisco Bay Area, Compensia sought to choose companies that had (1) annual revenues that were between approximately $65 million and $150 million, (2) a market capitalization of between approximately $100 million and $1.2 billion and (3) gross profits of between $50 million and $120 million. The committee instructed Compensia to use gross profits in its peer group selection process, in addition to annual revenues and market capitalization, because it believed that this would produce a set of peer companies that more closely resembled our financial profile, as Glu's gross profit margins of approximately 90% were significantly higher than many of the companies used in the prior year's peer group. The peer companies identified by Compensia, based on the Compensation Committee's instructions, were as follows (companies listed in bold were also included in the prior year's set of peer companies):

- Accelrys
- **Actuate**
- Angie's List
- Bazaarvoice
- Brightcove
- Carbonite
- Ellie Mae
- **Guidance Software**
- **Keynote Systems**
- LogMeIn
- Majesco Entertainment
- OpenTable
- Responsys
- **Saba Software**
- **Stamps.com**
- **Vocus**
- Yelp

In addition, Compensia also provided the Committee with data for three additional companies whose annual revenues, market capitalization and/or gross profits exceeded the criteria above — Take-Two Interactive, THQ and Zynga. Compensia believed that the executive compensation practices of these companies might also be relevant to the committee's analysis of our executive compensation since their businesses are highly similar to ours and we compete for executive talent with these companies. However, the committee ultimately did not utilize compensation information from these companies due to the fact that they were significantly larger than Glu.

The Compensation Committee used the October 2012 report prepared by Compensia to assist it in determining the stock options granted to Messrs. de Masi, Ludwig, and Leichtner in October 2012, as well as Mr. Leichtner's salary increase, each of which are discussed in further detail below.

We believe that, given the industry in which we operate and the corporate culture that we have created, the executive compensation levels that we have established are generally sufficient to retain our existing executive officers and to hire new executive officers when and as required.

Base Salary

The Compensation Committee fixes executive officer base compensation at a level it believes enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. The committee's philosophy is to make a greater percentage of an employee's compensation performance-based as he or she becomes more senior and to keep cash compensation to the minimum competitive level while providing the opportunity to be well rewarded through equity if we perform well over time, consistent with our pay-for-performance culture. Where applicable, the Compensation Committee takes into account the benchmarking information provided by Compensia. For establishing annual base salaries for 2012, the committee did not have a specific percentile target for executive officer compensation in relation to the comparable executives of our peer companies. The committee may also take into account the base compensation payable by other companies it believes we generally compete with for executive officer talent. The base salaries of executive officers are determined at the time of hiring by evaluating the responsibilities of the position held and the experience and performance of the individual.

The committee reviews executive salaries annually, typically in the fourth quarter, and adjusts them as appropriate to reflect changes in executive compensation trends in our industry, individual performance and responsibility, prior experience and salary history. In instances where an executive officer is uniquely key to our success or has a role that does not exactly match any benchmarked data, the committee takes these factors into consideration. If an executive is promoted during the year, his base salary may be increased at the time of promotion to reflect the increased responsibilities.

The table below sets forth the salaries for each of Named Executive Officers for 2012 compared to 2011:

Named Executive Officer	2011 Salary	2012 Salary
Niccolo M. de Masi	$350,000	$350,000
Eric R. Ludwig	275,000	275,000
Matthew Ricchetti	—	260,000
Kal Iyer	240,000	240,000
Scott J. Leichtner	205,000	235,000

In April 2012, the committee increased Mr. Leichtner's annual base salary from $205,000 to $225,000 in connection with his designation as an executive officer. The committee believed that such increase was appropriate to bring Mr. Leichtner's salary more in line with the salaries of our other executive officers. In October 2012, the committee further increased Mr. Leichtner's annual base salary to $235,000 as part of the committee's annual review of executive officer compensation. The committee believed that this increase was merited in light of the fact that Mr. Leichtner's salary was well below the 25th percentile of our peer group, which was $246,000. The committee determined that although Mr. Leichtner's salary remained below the 25th percentile of our peer group even after such increase, this was appropriate given the fact that slightly more than half of the peer companies' top legal officer against whom Mr. Leichtner was benchmarked was either a Senior Vice President or Chief Legal Officer, while Mr. Leichtner was a Vice President.

The committee decided to keep the 2012 base salaries of Messrs. de Masi, Ludwig and Iyer at their 2011 levels. The committee believed that, since we were still transitioning our business and we were not profitable, it was not appropriate to increase the base salaries of these executive officers. Instead, the committee believed that if management successfully executed on our 2012 plan, these executive officers would be rewarded through payments under our 2012 Executive Bonus Plan, which are tied to our achieving certain non-GAAP revenue and operating profit/(loss) targets, as discussed below. Mr. de Masi has not received an increase to his base salary since he was hired in December 2009, Mr. Ludwig last received a salary increase in December 2009 and Mr. Iyer last received a salary increase in July 2010. The report prepared by Compensia for the Compensation Committee's October 6, 2011 meeting indicated that the annual base salary for each of Messrs. de Masi, Ludwig and Iyer were at approximately the 25th percentile compared to our peer group companies.

Cash Bonuses under Our Non-Equity Incentive Plans

The Compensation Committee designs our non-equity executive bonus plan to focus management on, and reward them for, achieving key corporate financial objectives. The Compensation Committee uses cash bonuses to reward performance achievements with a time horizon of one year or less, and uses base salary as the amount necessary to match our competitors for executive talent.

2012 Executive Bonus Plan — Messrs. de Masi, Ludwig and Iyer

Our 2012 Executive Bonus Plan, which was adopted by the Compensation Committee in December 2011, linked executive officer bonuses to our achieving certain financial goals that were designed to be closely aligned with achieving profitability under our business strategy of creating freemium games for smartphones based on our own intellectual property. For Mr. de Masi and Mr. Ludwig, their annual bonuses were linked to our annual non-GAAP smartphone revenues for 2012 and our non-GAAP operating profit/(loss) for 2012. Mr. Iyer's annual bonus was linked to non-GAAP Android smartphone revenues (given that one of his primarily responsibilities was overseeing the porting of our games to Android devices) and the same non-GAAP operating profit/(loss) goal for 2012 as was established for Messrs. de Masi and Ludwig. These metrics are discussed in further depth below. Mr. Leichtner and Mr. Ricchetti were not eligible to participate in the 2012 Executive Bonus Plan because they were not executive officers at the time of its adoption.

The 2012 Executive Bonus Plan provided for the payment to each of Messrs. de Masi, Ludwig and Iyer of a maximum annual bonus equal to a percentage of the executive officer's current annual base salary that had been approved by the Compensation Committee. The Compensation Committee increased Mr. de Masi's bonus target percentage from 80% for 2011 to 100% for 2012 in light of the fact that his annual base salary was at approximately the 25th percentile compared to our peer group companies and that his total target cash compensation (annual salary plus bonus payout at the target level) was at approximately the 35th percentile compared to our peer group companies; following such adjustment, Mr. de Masi's total target cash compensation was at approximately the 45th percentile compared to our peer group companies. Similarly, the committee increased Mr. Ludwig's bonus target percentage from 60% for 2011 to 75% for 2012 in light of the fact that his annual base salary was at approximately the 25th percentile compared to our peer group companies and that his total target cash compensation was at approximately the 40th percentile compared to our peer group companies; following such adjustment, Mr. Ludwig's total target cash compensation was at approximately the 50th percentile compared to our peer group companies. In addition, despite the fact that Mr. Iyer's annual base salary was at approximately the 33rd percentile compared to our peer group companies and that his total target cash compensation was at approximately the 30th percentile compared to our peer group companies, the committee did not increase his bonus target percentage since he had not been operating as an executive officer for as long as Mr. de Masi and Mr. Ludwig. The 2012 targets, maximum bonuses and actual bonuses earned by Messrs. de Masi, Ludwig and Iyer are set forth below.

Named Executive Officer	2011 Target Percentage	2012 Target Percentage	2012 Salary	2012 Target Bonus	2012 Maximum Bonus	2012 Bonus Earned	2012 Bonus as Percentage of Target Bonus
Niccolo M. de Masi	80%	100%	$350,000	$350,000	$700,000	$229,610	65.6%
Eric R. Ludwig	60%	75%	$275,000	$206,250	$412,500	$135,306	65.6%
Kal Iyer	40%	40%	$240,000	$ 96,000	$192,000	$ 37,787	39.4%

In light of the developments in our business, industry and financial position, the Compensation Committee felt that the annual bonus under our 2012 Executive Bonus Plan should be based on our executive officers' success as a team in achieving the corporate financial goals discussed above. The committee believed it preferable to base the annual bonuses under our 2012 Executive Bonus Plan on objective measures that reflected the achievement of significant corporate financial goals, rather than the achievement of more subjective individual goals that were not correlated as precisely with our overall success. The committee chose non-GAAP smartphone revenues and non-GAAP operating profit/(loss) because it believed that these measures would best reflect whether we had demonstrated measurable success with respect to achieving our 2012 operating plan. The committee believed that significantly increasing smartphone revenues from the prior year would be the best way to increase stockholder value, but that we needed to accomplish such growth without significantly increasing operating expenses, so that the Company could potentially achieve non-GAAP profitability during 2012. In addition, given the increasing importance of the Android platform to our business, the committee believed it appropriate to reward Mr. Iyer, the executive with the most influence over the porting of our games to the Android-based devices and, consequently, our Android revenues, if we achieved a certain non-GAAP Android smartphone revenue target. The committee decided to use non-GAAP, rather than GAAP, smartphone revenues because GAAP accounting rules require that we recognize certain smartphone revenues over a number of months and defer them into future periods, and the committee believed that non-GAAP smartphone revenues would be a better indicator of our success during 2012. Finally, the committee elected to award bonuses annually because the committee believed a more long-term orientation was appropriate given the uncertainty and unpredictability of operations in a small company in an uncertain economic and industry environment; the committee believed that management should not be rewarded for one or two successful quarters if performance for the entire year did not meet or exceed our annual targets.

Our 2012 Executive Bonus Plan provided that, for each of Mr. de Masi and Mr. Ludwig, 50% of his bonus would be based on the extent to which we achieved our smartphone revenue target and 50% would be based on the extent to which we achieved our non-GAAP operating profit/(loss) goal, with each component of the bonus evaluated independently of the other. For Mr. Iyer, 70% of his bonus would be based on the extent to which we achieved our Android smartphone revenue target and 30% would be based on the extent to which we achieved our operating profit/(loss) target, with each component of the bonus evaluated independently of the other. If we met any component at 100% of our plan, then the executive would earn 80% of the potential bonus related to that component, whether or not we met the other component at 100% of target. In addition, the 2012 Executive Bonus Plan provided for potential supplemental bonus compensation aggregating up to an additional 120% of each individual's target bonus payout, which could be earned by us achieving three incremental step goals above the target goal (which step increments we refer to as Step #1, Step #2 and Step #3) in the categories described above; accordingly, each executive had the potential to earn up to 200% of his target bonus based on our achieving the goals described above. This was an increase from 2011, in which each executive could only earn a maximum of 150% of his target bonus. The Compensation Committee believed that such an increase was merited because the annual base salary for each of Messrs. de Masi, Ludwig and Iyer were at approximately the 25th percentile compared to our peer group companies and that total target cash compensation for Messrs. de Masi, Ludwig and Iyer were at approximately the 45th percentile, 50th percentile and 30th percentile, respectively. The committee believed that due to the fact that our executives' annual base salaries were at approximately the 25th percentile, they should have the potential to achieve total target cash compensation significantly in excess of the 50th percentile of our peer group companies if we significantly exceeded the target goals for non-GAAP smartphone revenues (non-GAAP Android smartphone revenues in the case of Mr. Iyer) and non-GAAP operating profit/(loss).

The Compensation Committee established the 2012 target financial measures in December 2011, and these target measures were identical to those included in our 2012 annual operating plan approved by our Board in December 2011. In addition, the committee established the Step #1, Step #2 and Step #3 goals for each financial measure, which step goals were each significantly above the Board operating plan. The 2012 target and step financial measures under our 2012 Executive Bonus Plan were:

2012 Financial Measures	Target	Step #1	Step #2	Step #3
Non-GAAP Smartphone Revenues	$ 75.7 million	$ 83.8 million	$ 91.9 million	$100.0 million
Non-GAAP Operating Profit/(Loss)	$(12.9) million	$(8.4) million	$(4.2) million	$ 0
Non-GAAP Android Smartphone Revenues	$ 21.6 million	$ 24.8 million	$ 28.1 million	$ 31.4 million

Appendix B to this proxy statement contains a reconciliation of the non-GAAP actual amounts to the most comparable GAAP measure.

The amounts that each of Messrs. de Masi, Ludwig and Iyer could have earned if we had achieved the financial goals at the various thresholds were:

Niccolo M. de Masi

2012 Financial Measures	Target	Step #1	Step #2	Step #3
Non-GAAP Smartphone Revenues	$140,000	$210,000	$280,000	$350,000
Non-GAAP Operating Profit/(Loss)	$140,000	$210,000	$280,000	$350,000
Total if Both Measures Achieved	$280,000	$420,000	$560,000	$700,000

Eric R. Ludwig

2012 Financial Measures	Target	Step #1	Step #2	Step #3
Non-GAAP Smartphone Revenues	$ 82,500	$123,750	$165,000	$206,250
Non-GAAP Profit/(Loss)	$ 82,500	$123,750	$165,000	$206,250
Total if Both Measures Achieved	$165,000	$247,500	$330,000	$412,500

Kal Iyer

2012 Financial Measures	Target	Step #1	Step #2	Step #3
Non-GAAP Android Smartphone Revenues	$ 53,760	$ 80,640	$107,520	$134,400
Non-GAAP Operating Profit/(Loss)	$ 23,040	$ 34,560	$ 46,080	$ 57,600
Total if Both Measures Achieved	$ 76,800	$115,200	$153,600	$192,000

For 2012, we generated non-GAAP smartphone revenues of $73.6 million, which was a 76% increase from the $41.9 million in non-GAAP smartphone revenues that we generated in 2011, but below the target goal of $75.7 million. In addition, we generated non-GAAP Android smartphone revenue of $21.0 million related to the Android porting activities over which Mr. Iyer had primary responsibility, which was below the target goal of $21.6 million. In determining our non-GAAP smartphone revenues for 2012, we excluded all revenues that we directly generated from the acquired GameSpy business, since the GameSpy transaction was not contemplated when the Board established our 2012 annual operating plan. Because we did not meet the 2012 non-GAAP smartphone revenues or non-GAAP Android smartphone revenues targets, none of the executive officers received a bonus under the 2012 Executive Bonus Plan for the revenue component.

With respect to the 2012 non-GAAP operating profit/(loss) goal, we achieved a net loss of $4.1 million for 2012, which represented performance better than the Step #2 goal of a net loss of $4.2 million. In determining our non-GAAP operating profit/(loss) for 2012, we excluded all revenues that we directly generated from the acquired GameSpy business, as well as all operating expenses directly attributable to the GameSpy business. Since each of the bonus targets is measured separately, Messrs. de Masi, Ludwig and Iyer were eligible to receive the portion of their bonus related to the non-GAAP operating profit/(loss) target even though we did not achieve the non-GAAP smartphone revenue goals.

As set forth in the chart above, since we achieved the non-GAAP operating profit/(loss) target at the Step #2 level, Mr. de Masi was eligible to receive a bonus of $280,000, Mr. Ludwig was eligible to receive a bonus of $165,000 and Mr. Iyer was eligible to receive a bonus of $46,080. However, if we had paid these bonus amounts, the impact on our operating results would have caused us to no longer meet the Step #2 level, since our net loss would have exceeded $4.2 million. As a result, the Compensation Committee determined that Messrs. de Masi, Ludwig and Iyer should receive the Step #1 bonus payment for the non-GAAP operating profit/(loss) goal, as well as a prorated portion of the Step #2 bonus payment, such that paying these bonuses would not then cause us to no longer miss the Step #2 level. As a result, Messrs. de Masi, Ludwig and Iyer received the following bonus payments:

	Payment for Achieving Step #1 Bonus	**Prorated Payment for Achieving Step #2 Bonus**	**Total 2012 Bonus Received for 2012**
Niccolo M. de Masi	$210,000	$19,610	$229,610
Eric R. Ludwig	$123,750	$11,556	$135,306
Kal Iyer	$ 34,560	$ 3,227	$ 37,787

2012 Non-Executive Bonus Plan for General & Administrative Employees

Since Mr. Leichtner was not an executive officer at the beginning of 2012, he began the year under our 2012 Non-Executive Bonus Plan for General & Administrative Employees (the "Non-Executive Plan"). The Compensation Committee did not approve the terms of the Non-Executive Plan since none of our executive officers were participating in this plan, though it did review the general terms of the plan during its December 8, 2011 meeting and provide feedback to management. Under the Non-Executive Plan, bonuses were determined and awarded on a semi-annual basis: the first semi-annual bonus period ran from January 1, 2012 through June 30, 2012, and the second semi-annual bonus period ran from July 1, 2012 through December 31, 2012. Bonus payments for each semi-annual period were determined by whether, and the extent to which (a) Mr. Leichtner achieved his Management by Objective goals ("MBOs") for the semi-annual period, which counted for 50% of his target bonus and (b) we achieved our non-GAAP smartphone revenue targets for the semi-annual period, which also counted for 50% of the target bonus. Under the terms of the Non-Executive Plan, Mr. Leichtner could not earn above target (but could earn below target) for the MBO component of the bonus, but was eligible to earn above target for the non-GAAP smartphone revenues component. The Compensation Committee decided not to shift Mr. Leichtner onto the 2012 Executive Bonus Plan after his designation as an executive officer in April 2012 because it determined that it would be more appropriate to review Mr. Leichtner's overall compensation in October 2012 along with our other executive officers.

The semi-annual non-GAAP smartphone revenue targets under the Non-Executive Plan for the first and second half of 2012 were $31.4 million and $44.3 million, respectively. These components total $75.7 million, which is the full-year non-GAAP smartphone revenue target under the 2012 Executive Plan. The 2012 target and step goals for non-GAAP smartphone revenues for purposes of our Non-Executive Plan for each semi-annual period of 2012 were as follows:

2012 Non-GAAP Smartphone Revenues	Target	Step #1	Step #2	Step #3
1H 2012 Non-GAAP Smartphone Revenues	$31.4 million	$34.8 million	$38.1 million	$41.5 million
2H 2012 Non-GAAP Smartphone Revenues	$44.3 million	$49.0 million	$53.8 million	$58.5 million

The amounts that Mr. Leichtner could have earned if we had achieved the non-GAAP smartphone revenues at the various thresholds are set forth in the table below. Mr. Leichtner was able to earn a larger bonus in the second half of 2012 because the Compensation Committee at its October 4, 2012 meeting increased both his salary from $225,000 to $235,000, as discussed above, and his bonus target percentage from 25% to 35%. The committee believed that these increases were merited in light of the fact that Mr. Leichtner's target total cash compensation was well below the 25th percentile of our peer group. The Compensation Committee determined that although Mr. Leichtner's target total cash compensation remained below the 25th percentile of our peer group even after such increase, this was appropriate given the fact that slightly more than half of the peer companies' top legal officer against whom Mr. Leichtner was benchmarked was either a Senior Vice President or Chief Legal Officer, while Mr. Leichtner was a Vice President.

2012 Non-GAAP Smartphone Revenues	Target	Step #1	Step #2	Step #3
1H 2012 Non-GAAP Smartphone Revenues(1)	$14,063	$16,406	$18,750	$21,093
2H 2012 Non-GAAP Smartphone Revenues(2)	$17,449	$20,357	$23,750	$27,708

(1) Mr. Leichtner's bonus potential for the first half of 2012 was calculated using his $225,000 base salary that was in effect on June 30, 2012.
(2) Mr. Leichtner's bonus potential for the second half of 2012 was calculated using his $235,000 base salary that was in effect on December 31, 2012 and a weighted average bonus target percentage of 29.7% because his bonus percentage was increased from 25% to 35% effective as of October 6, 2012.

For the first half of 2012, we generated non-GAAP smartphone revenues of $37.9 million, which was above the Step #1 goal, and for the second half of 2012, we generated non-GAAP smartphone revenues of $36.8 million, which was below the target goal. As a result, Mr. Leichtner received a bonus of $18,750 with respect to the non-GAAP smartphone revenues goal for the first half of 2012 and did not receive any bonus for this component in the second half of 2012. As discussed above, in determining our non-GAAP smartphone revenues for 2012, we excluded all revenues that we directly generated from the acquired GameSpy business, as the GameSpy transaction was not contemplated when the Board established the annual operating plan for 2012.

In addition, 50% of Mr. Leichtner's bonus depended on his achieving MBOs that were approved by Mr. Ludwig. Mr. Leichtner's MBOs for the first half of 2012 related to overseeing our SEC reporting efforts and implementing improvements with respect to our commercial contracting process, and his MBOs for the second half of 2012 were related to overseeing our SEC reporting efforts, implementing global training in our legal compliance policies and leading our efforts with respect to completing the GameSpy acquisition. Mr. Leichtner achieved his MBOs for the first semi-annual period at 100% of target, and received a bonus of $14,063 for this component, and achieved his MBOs for the second semi-annual period at 80% of target, and received a bonus of $13,959 for this component.

Because Mr. Ricchetti joined us in October 2012, he was not eligible to participate in the 2012 Executive Bonus Plan or any other bonus plan for 2012.

Equity Compensation

We use initial and refresh stock option grants to reward long-term performance, with strong corporate performance and extended executive officer tenure producing potentially significant value for each executive officer. Generally, a significant stock option grant is made in the year when an executive officer joins Glu. This grant is made within our written guidelines for new hire grants, consistent with the executive officer's position and considering also the benchmarked data provided by Compensia. The size of each grant is generally set at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for significant equity compensation and is based upon the grant guidelines, the data contained in the reports prepared by Compensia, the individual's position with us and the individual's potential for future responsibility and promotion. The relative weight given to each of these factors varies from individual to individual at the committee's discretion. Adjustments may be made as the committee deems reasonable to attract candidates. These initial grants vest over four years, and no shares vest before the one year anniversary of the executive's employment. The committee generally spreads the vesting of our options over four years to both retain the executive officers and to compensate them for their contribution over a number of years.

In April 2012, the Compensation Committee awarded Mr. Leichtner an option to purchase 50,000 shares in connection with his designation as an executive officer. We typically grant equity awards to our non-executive officers in April of each year in connection with our annual performance review process. As a result, Mr. Leichtner had not previously received an award since April 2011 and the Committee believed it was appropriate to grant Mr. Leichtner an award at this time consistent with past practice, while intending to further review Mr. Leichtner's equity holdings in October 2012 in connection with the compensation review of our other executive officers. This grant was made under our 2007 Equity Incentive Plan, has an exercise price of $4.30 per share and vests with respect to 25% of the underlying shares on the first anniversary of the grant date and as to $1/48^{th}$ of the shares of common stock underlying it monthly thereafter. The committee approved the award based on the recommendations of Mr. de Masi and Mr. Ludwig, who wanted to provide Mr. Leichtner with an additional incentive to remain employed with us given his important role within our company.

On October 9, 2012, in connection with its annual review of executive officer compensation, the Compensation Committee granted stock options to Messrs. de Masi, Ludwig and Leichtner in the amounts of 475,000 shares, 285,000 shares and 105,000 shares, respectively. Each of these stock options has an exercise price of $2.90 per share and vests with respect to 25% of the underlying shares on the first anniversary of the grant date and as to $1/48^{th}$ of the shares of common stock underlying it monthly thereafter. The awards for de Masi and Mr. Ludwig were identical to the size of option grants that the committee awarded to these executives in October 2011 and were at the 50th percentile for Mr. de Masi and the 60th percentile for Mr. Ludwig measured against the Radford survey data and the peer companies selected by Compensia. The grant for Mr. Leichtner was at the 50th percentile measured against this data after subtracting out one-half of the option grant for 50,000 shares that he received in April 2012.

In determining the size of the awards, the committee considered the information contained in Compensia's October 2012 report, which included an analysis of the Black-Scholes value of the unvested equity awards then held by each of these executive officers. The Compensia report illustrated that the value of the stock options granted to Mr. de Masi during 2011, based on this Black-Scholes analysis, was slightly below the 25th percentile measured against the Radford survey data and the peer companies selected by Compensia, while Mr. Ludwig's was at approximately the 30th percentile and Mr. Leichtner's was at approximately the 10th percentile. In addition, although the Compensation Committee did not utilize specific percentile goals for establishing executive for 2012, for 2013 compensation, the Committee wished to target the 25th percentile for base pay, 50th percentile for target total cash and 75th percentile for option grants, and the option grants issued in October 2012 were consistent with this philosophy. Furthermore, the committee took into account the relative success that our executive officers had achieved during 2012 in executing our revised business strategy, and the Compensation Committee wished to ensure that these executive officers were properly incented to remain with us and were focused on achieving our long-term strategic goals and creating stockholder value.

All of the grants discussed above have a six-year term and have an exercise price equal to the closing price of our common stock on the date of grant. The value of these grants for financial statement reporting purposes is reflected in the "Grants of Plan-Based Awards in 2012" table below. The options granted to our Named Executive Officers in 2012 represented approximately 39.2% of the total number of options that we awarded to all employees in 2012.

Mr. Iyer did not receive an equity award during 2012. Even though Mr. Iyer was no longer designated an executive officer in April 2012, he did not receive an option grant in April 2012 during our non-executive annual performance review process because he had recently received an award in October 2011 during the Compensation Committee's annual review of executive officer compensation. In addition, he did not receive an option grant in October 2012 during the committee's annual review of executive officer compensation because he was no longer an executive officer of the company.

To date, we have not awarded shares of restricted stock or restricted stock units to our executive officers. Since we have been in a growth phase of our business, the Compensation Committee believes that stock options currently provide a more powerful incentive for our executive officers. However, the committee may approve restricted stock or restricted stock unit awards in the future.

Matthew Ricchetti's Compensation

The Compensation Committee approved our October 8, 2012 offer to Mr. Ricchetti to join us as our President of Studios. The offer letter provided the following compensation terms for Mr. Ricchetti: (a) an annual base salary of $260,000, (b) a target bonus of 100% of his base salary for 2013, (c) a $110,000 sign on bonus, earned monthly in 12 equal installments, (d) a stock option grant of 300,000 shares, which was granted on November 13, 2012 at an exercise price of $2.26 per share; and (e) an additional stock option grant of 100,000 to be granted in April 2013. The committee approved these compensation terms based on its general knowledge of executive compensation in the San Francisco Bay Area and the advice of Mr. de Masi, who believed that such terms were necessary to attract Mr. Ricchetti to our company from one of our competitors and believed that the hiring of Mr. Ricchetti was critical to our efforts to improve the monetization of its games. In addition, the committee took into account the fact that Mr. Ricchetti's title as President of Studios was more senior than that of our other officers other than Mr. de Masi and Mr. Ludwig, and, as such, the Committee believed it was appropriate for his base salary to be approximately halfway between the base salaries of Mr. Ludwig and Mr. Iyer

In addition, in April 2013, the committee approved a change of control severance agreement for Mr. Ricchetti with the same terms as Mr. Iyer and Mr. Leichtner. The committee believed it was important for the retention of Mr. Ricchetti to provide him with the same severance arrangements as our other executive officers.

Scott Leichtner's Performance Bonus

In April 2012, the Compensation Committee, based on the recommendation of Mr. de Masi and Mr. Ludwig, awarded Mr. Leichtner a bonus of $10,000 based on his efforts in connection with our acquisition of the Deer Hunter brand assets from Atari, Inc.

Risk Analysis of Performance-Based Compensation Plans

The Compensation Committee believes that, although a significant portion of total target compensation provided to our executive officers is performance-based, our executive compensation programs do not encourage excessive and unnecessary risk-taking. The design of these compensation programs is intended to encourage our executive officers to remain focused on both our short-and long-term financial goals in several key respects. For example, our 2012 Executive Bonus Plan included financial goals that were closely aligned with our business strategy and 2012 operating plan; the committee believed that to the extent our executive officers were able to achieve these goals, it would result in company-wide success and create stockholder value. In addition, the 2012 Executive Bonus Plan did not contain any individual goals, since the committee believed it preferable to have the annual bonuses for our executives based on objective measures that reflected the achievement of significant corporate financial goals, rather than more subjective individual contributions that were not correlated as precisely with our overall success. Our 2012 Executive Bonus Plan also capped potential bonuses at 200% of the target awards, which we believe limits the incentive for excessive risktaking by our executives. Finally, all stock options granted to our executive officers in 2012 vest over four years encouraging executive officers to focus on sustained stock price appreciation over the long term.

Severance and Change of Control Payments

Each of the Named Executive Officers has an agreement with us that provides for payments and benefits if the individual is terminated under certain circumstances within 12 months following a change of control of Glu (a "double trigger" termination). In addition, Mr. de Masi's employment agreement provides for payments and benefits if he is terminated under certain circumstances in the absence of our change of control. For a description of these agreements and quantification of these severance and change of control benefits, please see the discussion under "Payments Upon Termination or Change in Control" below. Other than as set forth in these agreements, no executive officer is entitled upon termination to either equity vesting acceleration or cash severance payments.

The Compensation Committee decided to provide these arrangements to mitigate some of the risk that exists for executives working in a small public company, an environment where there is a meaningful likelihood that we may be acquired. These arrangements are also intended to mitigate a potential disincentive for executives to consider and execute on an acquisition where the acquirer may not require the services of these executives following the acquisition.

The Compensation Committee decided to provide Mr. de Masi with severance benefits in the absence of a change in control transaction to secure his service as our President and Chief Executive Officer; the committee believed that such an arrangement was necessary to attract and retain a qualified candidate who would likely have employment alternatives available to him that may have appeared to be less risky absent such an arrangement.

Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance and our employee stock purchase plan and 401(k) plan, in each case on the same basis as other employees. As part of our cost-reduction efforts, in February 2009 we elected to indefinitely suspend our 401(k) match for U.S. employees, which includes all of our current executive officers. We also provide vacation and other paid holidays to most of our employees that are comparable to those provided at peer companies. Although our executive officers also receive such paid holidays, as of July 2009 as part of cost-reduction efforts, they no longer accrue vacation time which, if unused, is paid to them when their employment with us terminates. There were no special benefits or perquisites provided to any executive officer in 2012.

Clawback Policy (Recovery of Incentive Compensation Policy)

The Compensation Committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash- or equity-based incentive compensation paid to executive officers (or others) where the payment was predicated upon the achievement of financial results that were subsequently the subject of a restatement. The Compensation Committee has considered adopting such a policy, but believes that this issue would be best addressed when and if the need actually arises, after all of the facts regarding the restatement are known.

Role of Executive Officers in Compensation Decisions

For compensation decisions relating to executive officers other than our Chief Executive Officer, the Chief Executive Officer, as the manager of the members of the executive team, except Mr. Leichtner, assesses each individual's contributions to their respective goals and makes a recommendation to the Compensation Committee regarding any merit-based adjustment to salary, the amount of cash bonus and bonus level for the coming year and replenishment stock option or other equity compensation grant. With respect to compensation decisions for Mr. Leichtner, both Mr. Ludwig, who is Mr. Leichtner's manager, and Mr. de Masi make recommendations to the Compensation Committee. The Compensation Committee evaluates, discusses and modifies or approves these recommendations and conducts a similar evaluation of our Chief Executive Officer's contributions to corporate goals and his overall performance in managing the company. Our Chief Executive Officer (and Chief Financial Officer in the case of Mr. Leichtner) bases his recommendations in part upon annual performance reviews of our executive officers, including a review of self-evaluations prepared by each executive officer. Compensation Committee meetings during 2012 typically included, for all or a portion of each meeting, not only the Compensation Committee members but also our Chief Executive Officer, our Chief Financial Officer and our Vice President and General Counsel and, on certain occasions, representatives from Compensia. Any executive officer attending a Compensation Committee meeting excused himself for those portions of the meeting in which his own compensation or performance was discussed or considered.

Equity Granting Policy

Equity awards may be granted by either the Compensation Committee or our Stock Option Administration Committee, which is currently comprised of our Chief Executive Officer, our Chief Financial Officer and our Vice President and General Counsel. The Compensation Committee has delegated authority to our Stock Option Administration Committee to grant equity awards to employees who are not executive officers and do not report to the Chief Executive Officer, up to a certain number of shares per individual, as specified by the Compensation Committee. For the Stock Option Administration Committee to act, our Chief Executive Officer and at least one other member of the committee must vote. The Stock Option Administration Committee reports to the Compensation Committee awards approved by the Stock Option Administration Committee promptly after any such approvals.

Equity awards are typically granted on regularly scheduled Stock Option Administration Committee meetings held on the second Tuesday of each month. The only exceptions are for new hire or promotion grants that require Compensation Committee approval, which grants are generally approved at or around the time the individual is hired or promoted, or for new hire awards made to individuals in connection with an acquisition. The Stock Option Administration Committee does not have discretion to set other grant dates for awards made pursuant to its delegated authority. Our annual performance-related awards for our executive officers are currently made at the Compensation Committee meeting held during our fourth quarter, at which the Compensation Committee reviews executive compensation for the upcoming year.

Other than as described in this CD&A and under the sections in this proxy statement titled "Director Compensation" above, we do not have any program, plan or obligation that requires us to grant equity compensation on specified dates.

The exercise price of a newly granted option (i.e., not an option assumed or substituted in connection with a corporate transaction) is the closing price of our common stock on the date of grant.

Tax and Accounting Treatment of Compensation

In designing our compensation programs, the Compensation Committee considers the financial accounting and tax consequences to us, as well as the tax consequences to our employees. We account for equity compensation paid to our employees under the rules of FASB ASC Topic 718 (formerly SFAS 123R), which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. Management considers the FASB ASC Topic 718 cost of outstanding equity awards as part of our equity grant recommendations to the Compensation Committee.

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct in any one year with respect to our Chief Executive Officer, our Chief Financial Officer and each of our three most highly paid executive officers. There is an exception to the $1 million limitation for performance-based compensation meeting certain requirements. To qualify for the exemption, we asked our stockholders to approve a limit under our 2007 Equity Incentive Plan on the maximum number of shares that may be granted to a participant in any calendar year. Because this limit was adopted (and subsequently increased by stockholder vote at our 2011 Annual Meeting of Stockholders), any compensation deemed paid to an executive officer when he or she exercises an option with an exercise price that is at least equal to the fair market value of the option shares on the grant date should qualify as performance-based compensation and should not be subject to the $1 million deduction limitation. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Compensation Committee has not adopted a policy requiring all compensation to be deductible. However, to date we have not exceeded the $1 million limit for any executive officer. Moreover, exceeding that limitation may not result in the current payment of increased federal income taxes due to our significant net operating loss carryforwards and the fact that we have not achieved sustained profitability.

We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by an employee from a nonstatutory option should be deductible, if an option is an incentive stock option, we will not be able to deduct any gain recognized by the employee unless there is a disqualifying disposition by the employee.

We also consider the tax impact to employees in designing our compensation programs, particularly our equity compensation programs. For example, employees generally control the timing of taxation with respect to stock options. We structure cash bonus compensation so that it is taxable to our employees at the time it becomes available to them.

Advisory Vote on Executive Compensation

At our 2011 Annual Meeting of Stockholders, our stockholders approved, on an advisory basis, the compensation of our named executive officers, as disclosed in the proxy statement for that meeting pursuant to the compensation disclosure rules of the SEC. The Compensation Committee reviewed the final vote results for the proposal (which was approved by more than 98% of those voting, including abstentions), and, given the significant level of stockholder support, we have not made any changes to our executive compensation policies or decisions as a result of the vote. At our 2011 Annual Meeting, our stockholders also approved advisory voting every three years on our executive compensation (the "Say-on-Pay" vote). Accordingly, we will next ask our stockholders for their advisory vote on the compensation of our named executive officers for 2013 at our 2014 Annual Meeting of Stockholders.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Disclosure and Analysis set forth above with Glu's management. Based on its review and these discussions, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement which is incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 15, 2013.

Matthew A. Drapkin (Former Chair)
Hany M. Nada
Benjamin T. Smith, IV

EXECUTIVE COMPENSATION

Please see the section entitled "Executive Officers" at the end of Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2012, which accompanies these proxy materials, regarding the identity of our executive officers and their respective business experience. As discussed in Compensation Discussion and Analysis above, on April 2, 2012, our Board of Directors determined that due to changes in Kal Iyer's job responsibilities, he would no longer be deemed an executive officer.

Summary Compensation Table

The following table shows compensation earned during 2012 by our Named Executive Officers. For information about employment contracts, termination of employment and change-of-control arrangements between us and the Named Executive Officers, see "Potential Payments upon Termination or Change in Control" below.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
Niccolo M. de Masi	2012	350,000	—	698,250	229,610	1,277,860
President and Chief Executive	2011	350,000	—	796,255	420,000	1,566,255
Officer	2010	350,000	—	1,083,366	357,000	1,790,366
Eric R. Ludwig	2012	275,000	—	418,950	135,306	829,256
Executive Vice President and	2011	275,000	—	474,428	247,500	996,928
Chief Financial Officer	2010	275,000	—	223,566	210,375	708,941
Matthew Ricchetti(3)	2012	49,863(4)	18,333(5)	302,940	—	371,136
President of Studios						
Kal Iyer(6)	2012	240,000	—	—	37,787	277,787
Senior Vice President,	2011	240,000	—	234,577	144,000	618,577
Research and Development	2010	221,654	50,000(7)	244,064	91,800	607,518
Scott J. Leichtner(8)	2012	223,096(9)	10,000(10)	265,610	46,771	545,477
Vice President, General Counsel						
and Corporate Secretary						

(1) Amounts shown in this column do not reflect dollar amounts actually received by the officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718. See Note 10 — Stock Option and Other Benefit Plans — in the notes to consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2012 for a description of the ASC Topic 718 methodology and assumptions. The number of stock options granted in 2012 to our Named Executive Officers is shown in the "Grants of Plan-Based Awards in 2012" table below.

(2) The amounts represent total performance-based bonuses that were earned during the given year, and paid in the period after the bonus was earned. For 2012, these bonuses were earned under our 2012 Executive Bonus Plan for Messrs. de Masi, Ludwig and Iyer and under our 2012 Glu Non-Executive Bonus Plan for General & Administrative Employees for Mr. Leichtner. See the "Compensation Discussion and Analysis" section of this proxy statement and the "Grants of Plan-Based Awards in 2012" table below for further information regarding these bonus plans.

(3) Mr. Ricchetti joined us in October 2012.

(4) Represents salary earned by Mr. Ricchetti during 2012. Mr. Ricchetti receives an annual base salary of $260,000.

(5) Earned pursuant to his offer letter, in which we agreed to pay Mr. Ricchetti a sign-on bonus of $110,000 in 12 equal monthly installments.

(6) Mr. Iyer joined us in 2003 and was designated an executive officer in July 2010 when he was promoted to Senior Vice President, Research and Development. Beginning in April 2012, Mr. Iyer is no longer an executive officer of Glu.
(7) Represents a retention bonus paid to Mr. Iyer for his continued service with us through December 15, 2010.
(8) Mr. Leichtner joined us in June 2009. He was designated an executive officer in April 2012.
(9) Mr. Leichtner received a salary increase from $205,000 to $225,000 in April 2012 in connection with his designation as an executive officer, and his salary was further increased to $235,000 in October 2012 in connection with the Compensation Committee's annual review of executive compensation.
(10) Represents a cash bonus paid to Mr. Leichtner in connection with his efforts on our acquisition of the Deer Hunter brand assets from Atari, Inc.

Grants of Plan-Based Awards in 2012

The following table provides information for the Named Executive Officers about equity awards granted during 2012 and cash bonus awards for which they were eligible in 2012 under our 2012 Executive Bonus Plan. All stock options were issued under our 2007 Equity Incentive Plan, unless otherwise noted.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards					
Name	**Grant Date**	**Threshold**	**Target**	**Maximum**	**Number of Securities Underlying Options Awards**	**Exercise Price of Option Awards**	**Grant Date Fair Value of Option Awards(1)**
Niccolo M. de Masi(2)	—	$140,000	$350,000	$700,000	—	—	—
	10/09/12	—	—	—	475,000	$3.29	$698,250
Eric R. Ludwig(2)	—	$ 82,500	$206,250	$412,500	—	—	—
	10/09/12	—	—	—	285,000	$3.29	$418,950
Matthew Ricchetti(3)	11/13/12	—	—	—	300,000	$2.26	$302,940
Kal Iyer(2)	—	$ 23,040	$ 96,000	$192,000	—	—	—
Scott J. Leichtner(4)	—	$ 7,878	$ 63,023	$ 94,534	—	—	—
	04/10/12	—	—	—	50,000	$4.30	$111,260
	10/09/12	—	—	—	105,000	$3.29	$154,350

(1) Amounts shown in this column do not reflect dollar amounts actually received by the officer. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718. See Note 10 — Stock Option and Other Benefit Plans — in the notes to consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2012 for a description of the ASC Topic 718 methodology and assumptions
(2) Each of Mr. de Masi and Mr. Ludwig were eligible to earn a bonus under our 2012 Executive Bonus Plan based on Glu achieving certain objectives related to achieving a specified smartphone revenue target and a specified operating profit/(loss) for the year, while Mr. Iyer was eligible to earn a bonus under our 2012 Executive Bonus Plan based on Glu achieving certain objectives related to achieving a specified global Android revenue target and the same operating profit/(loss) target for the year as for Messrs. de Masi and Ludwig. The "Threshold" column represents the smallest total bonus that could have been earned under our 2012 Executive Bonus Plan assuming that at least one of the targets was achieved; if none of the targets were achieved, the executives would not have received a bonus under the plan. For Mr. de Masi and Mr. Ludwig this equals 40% of the total target bonus, which is the amount each of them would have received if we had met either the smartphone revenues goal or the operating profit/loss goal at a level equal to the 2012 Board Plan, each of which accounted for 50% of their total target bonus. For Mr. Iyer the "Threshold" column represents 24% of the total target bonus, which is the amount he would have received if we had met the operating profit/(loss) goal at a level equal to the 2012 Board Plan but did not meet the global Android revenues goal. The "Target" column represents the target bonus that could have been earned

by each of these three executives if we achieved each their respective objectives at 100% of plan. The "Maximum" column represents the maximum total bonus that could have been earned by a Named Executive Officer under the plan, which is capped at 200% of his target bonus amount, regardless of the extent to which we exceeded any of the bonus targets. For more details on our 2012 Executive Bonus Plan, see "Compensation Discussion and Analysis" above.

(3) Since Mr. Ricchetti joined us during the fourth quarter of 2012, he was not eligible to participate in any bonus plan for 2012.

(4) Mr. Leichtner was eligible to receive semi-annual bonuses under our 2012 Glu Non-Executive Bonus Plan for General & Administrative Employees. That plan provided that one-half of Mr. Leichtner's target annual bonus could be earned on each of June 30, 2012 and December 31, 2012, subject to (a) our achieving specified smartphone revenue targets and (b) Mr. Leichtner's achieving certain individual performance objectives (MBOs). For Mr. Leichtner, the "Threshold" column represents 12.5% of his total target bonus, which is the amount he would have received if we had met the smartphone revenues goal for one of the semi-annual periods at a level equal to the 2012 Board Plan but did not meet the smartphone revenue goal for the other semi-annual period and Mr. Leichtner did not achieve his MBOs for either semi-annual period; Mr. Leichtner would have received no bonus if we did not achieve the smartphone revenues goal in both semi-annual periods, and he did not achieve his MBOs for either semi-annual period. The "Target" column represents the target bonus that could have been earned by Mr. Leichtner if (a) we achieved the smartphone revenues target at 100% of plan and (b) Mr. Leichtner fully satisfied each of his MBOs. The "Maximum" column represents the maximum total bonus that could have been earned by Mr. Leichtner under the plan, which is capped at 150% of his target bonus amount, regardless of the extent to which we or Mr. Leichtner exceeded any of the bonus targets. For more details on our 2012 Glu Non-Executive Bonus Plan for General & Administrative Employees, see "Compensation Discussion and Analysis" above.

Outstanding Equity Awards at the End of 2012

The following table provides information with respect to outstanding stock options held by our Named Executive Officers as of December 31, 2012.

Name	Grant Date	Number of Securities Underlying Options(1)(2)		Option Exercise Price($)(3)	Option Expiration Date
		Exercisable	Unexercisable		
Niccolo M. de Masi	01/04/10(4)	711,458	338,542	1.21	01/04/16
	10/21/10(5)	180,555	152,778	1.77	10/21/16
	01/03/11(5)	63,194	53,473	2.03	01/03/17
	10/20/11	138,541	336,459	2.90	10/20/17
	10/09/12	—	475,000	3.29	10/09/18
Total:		1,093,748	1,356,252		
Eric R. Ludwig	07/20/06	49,453	—	3.90	07/20/16
	09/07/06	49,999	—	10.53	09/07/16
	11/29/07	65,000	—	5.95	11/29/13
	04/28/08	40,000	—	4.39	04/28/14
	10/31/08	45,000	—	0.89	10/31/14
	05/21/09	35,833	4,167	0.78	05/21/15
	08/07/09	37,500(6)	—	1.07	08/07/15
	12/16/09	105,000	35,000	1.0648	12/16/15
	04/08/10	133,333	66,667	0.99	04/08/16
	10/21/10	72,221	61,112	1.77	10/21/16
	01/03/11(7)	36,110	30,557	2.03	01/03/17
	10/20/11(7)	83,125	201,875	2.90	10/20/17
	10/09/12	—	285,000	3.29	10/09/18
Total:		752,574	684,378		
Matthew Ricchetti	11/13/12(4)	—	300,000	2.26	11/13/18
Total:		—	300,000		
Kal Iyer	04/14/09	1,041	2,084	0.711	04/14/15
	05/21/09	1,208(8)	—	0.78	05/21/15
	04/13/10	4,166	33,334	1.19	04/13/16
	07/15/10	5,208	49,480	1.30	07/15/16
	10/21/10(9)	4,514	49,653	1.77	10/21/16
	01/03/11(9)	21,007	42,015	2.03	01/03/17
	10/20/11	29,166	70,834	2.90	10/20/17
Total:		66,130	247,400		
Scott J. Leichtner	07/14/09	17,500	2,500	0.99	07/14/15
	04/13/10	20,000	10,000	1.19	04/13/16
	09/28/10	42,187	32,813	1.34	09/28/16
	04/12/11	15,625	21,875	3.78	04/12/17
	04/10/12	—	50,000	4.30	04/10/18
	10/09/12	—	105,000	3.29	10/09/18
Total:		95,312	222,188		

(1) Except as otherwise described in these footnotes, each option was granted under our 2007 Equity Incentive Plan and vests with respect to 25% of the underlying shares on the first anniversary of the grant date and as to 1/48th of the shares of common stock underlying it monthly thereafter.

(2) We have entered into the severance agreements described under "— Potential Payments upon Termination or Change in Control" below, which provide for accelerating of vesting of each equity awards made or to be made to our Named Executive Officers if certain events occur following a change of control of Glu.

(3) Represents the fair market value of a share of our common stock on the grant date, which is equal to the closing price of our common stock on The NASDAQ Global Market on the grant date, except for the two awards granted to Mr. Ludwig in 2006, which was prior to our initial public offering, for which the fair market was determined by our Board of Directors.

(4) This option was granted under our 2008 Equity Inducement Plan.

(5) On October 21, 2010, our Compensation Committee approved an award to Mr. de Masi of an option to purchase 450,000 shares of our common stock. However, due to a limitation contained in our 2007 Equity Incentive Plan regarding the number of shares that may be awarded to any employee during a calendar year (the "Plan Grant Limitation"), we were only able to award Mr. de Masi an option to purchase 333,333 shares of our common stock at such time. Due to the Plan Grant Limitation, our Compensation Committee on October 21, 2010 approved a bifurcation of this grant, and Mr. de Masi was awarded the 116,667 share balance of his option award on January 3, 2011, the first trading day of 2011, with the vesting of such award being identical to the option granted on October 21, 2010 (i.e., 25% of the underlying shares vested on October 21, 2011 and 1⁄48th of the underlying shares vest monthly thereafter).

(6) This option was to vest and become exercisable with respect to 50% of the underlying shares on the date that a new Chief Executive Officer joined us (the "Start Date") and the remaining 50% of the underlying shares vest and become exercisable on the six-month anniversary of the Start Date. Our Board deemed the appointment of Mr. Miller as our interim President and Chief Executive Officer on December 1, 2009 to be the Start Date, and therefore the option fully vested on May 1, 2010.

(7) On October 21, 2010, our Compensation Committee approved an award to Mr. Ludwig of an option to purchase 200,000 shares of our common stock. However, due to the Plan Grant Limitation, we were only able to award Mr. Ludwig an option to purchase 133,333 shares of our common stock at such time. Due to the Plan Grant Limitation, our Compensation Committee on October 21, 2010 approved a bifurcation of this grant, and Mr. Ludwig was awarded the 66,667 share balance of his option award on January 3, 2011, the first trading day of 2011, with the vesting of such award being identical to the option granted on October 21, 2010 (i.e., 25% of the underlying shares vested on October 21, 2011 and 1⁄48th of the underlying shares vest monthly thereafter).

(8) Represents multiple options that were granted in exchange for existing out-of-the-money options that were cancelled in connection with our option exchange program that we completed in May 2009. These options vested in equal monthly installments over three years.

(9) On October 21, 2010, our Compensation Committee approved an award to Mr. Iyer of an option to purchase 200,000 shares of our common stock. However, due to the Plan Grant Limitation, we were only able to award Mr. Iyer an option to purchase 108,333 shares of our common stock at such time. Due to the Plan Grant Limitation, our Compensation Committee on October 21, 2010 approved a bifurcation of this grant, and Mr. Iyer was awarded the 91,667 share balance of his option award on January 3, 2011, the first trading day of 2011, with the vesting of such award being identical to the option granted on October 21, 2010 (i.e., 25% of the underlying shares vested on October 21, 2011 and 1⁄48th of the underlying shares vest monthly thereafter).

Option Exercises and Stock Vested in 2012

The following table shows information about stock option exercises for each of the Named Executive Officers during 2012, including the value realized upon exercise. To date we have not granted stock awards (as opposed to other forms of equity compensation) to any of our employees. Accordingly, none of our Named Executive Officers had stock awards that vested during 2012.

Name	Number of Shares Acquired On Exercise	Value Realized On Exercise($)(1)
Niccolo M. de Masi	100,000	280,610
Eric R. Ludwig	—	—
Matthew Ricchetti	—	—
Kal Iyer	200,807	579,784
Scott J. Leichtner	—	—

(1) The value realized on exercise of option awards is calculated as the difference between the actual price at which the exercised shares were sold (excluding brokerage commissions) and the exercise price of the options.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide any pension benefits or a nonqualified deferred compensation plan to the Named Executive Officers.

Potential Payments upon Termination or Change in Control

Mr. de Masi

In connection with the appointment of Niccolo de Masi as our President and Chief Executive Officer effective as of January 4, 2010, we entered into both an Employment Agreement and a Change of Control Severance Agreement with Mr. de Masi. In connection with its regular executive compensation review, on July 7, 2011, our Compensation Committee approved an amendment to Mr. de Masi's Change of Control Severance Agreement.

The Employment Agreement provides that should Mr. de Masi terminate his employment based on an "involuntary termination" or be terminated, other than for "cause" or disability, at any time, other than within twelve months after a "change in control transaction," and Mr. de Masi delivers to us a signed agreement and general release, then Mr. de Masi will be entitled to the following severance benefits:

- twelve months of his then-current annual base salary, payable in lump-sum;
- his annual bonus for such calendar year, based on the target potential amount (not the amount actually payable), payable in lump-sum;
- each of his outstanding and not fully vested equity awards shall become vested and exercisable as to an additional 25% of the shares originally subject to each of his outstanding and not fully vested equity awards; and
- up to twelve months of continuation coverage for him (and any eligible dependents) pursuant to COBRA.

The Change of Control Severance Agreement, as amended, provides that should Mr. de Masi terminate his employment based on an "involuntary termination" or be terminated, other than for "cause" or disability, at any time within twelve months after a "change in control transaction" and Mr. de Masi delivers to us a signed agreement and general release, then Mr. de Masi will be entitled to the same severance benefits set forth above, except that he will receive full vesting with respect to each of his outstanding and not fully vested equity awards.

Mr. Ludwig

On October 10, 2008, we entered into a severance agreement with Eric R. Ludwig, our Executive Vice President and Chief Financial Officer, which was amended on July 7, 2011. Under this agreement, as amended, should Mr. Ludwig terminate his employment based on an "involuntary termination" or be terminated, other than for "cause" or disability, within 12 months after a "change in control transaction," he would receive 12 months of his then-current annual base salary (other than any prospective bonus), payable in lump-sum. Mr. Ludwig would also receive a lump-sum payment of his annual bonus for such calendar year, based on the target potential amount (not the amount actually payable). Additionally, Mr. Ludwig's outstanding unvested options or outstanding shares of common stock would become fully vested. Finally, Mr. Ludwig would receive reimbursement for up to 12 months of COBRA premiums.

Messrs. Ricchetti, Iyer and Leichtner

On July 7, 2011, we entered into a severance agreement with Kal Iyer, our Senior Vice President, Research and Development, and with Scott Leichtner, our Vice President, General Counsel and Corporate Secretary. On April 1, 2013, we entered into a severance agreement with Matthew Ricchetti, our President of Studios. Each of these agreements provides that should any of these executives terminate his employment based on an "involuntary termination" or be terminated, other than for "cause" or disability, within 12 months after a "change in control transaction," each would receive six months of his then-current annual base salary (other than any prospective bonus), payable in lump-sum. Each officer would also receive 50% of his annual bonus for such calendar year, based on the target potential amount (not the amount actually payable). Additionally, each officer would receive an additional 36 months of vesting with respect to each of his then outstanding and not fully vested equity awards. Finally, each officer would receive reimbursement for up to six months of COBRA premiums.

The following are the definitions generally used in the severance agreements and retention arrangements described for the Named Executive Officers above:

"Cause" is defined to mean (1) the executive's committing an act of gross negligence, gross misconduct or dishonesty, or other willful act, including misappropriation, embezzlement or fraud, that materially adversely affects us or any of our customers, suppliers or partners, (2) his personal dishonesty, willful misconduct in the performance of services for us, or breach of fiduciary duty involving personal profit, (3) his being convicted of, or pleading no contest to, any felony or misdemeanor involving fraud, breach of trust or misappropriation or any other act that our Board reasonably believes in good faith has materially adversely affected, or upon disclosure will materially adversely affect, us, including our public reputation, (4) any material breach of any agreement with us by him that remains uncured for 30 days after written notice by us to him, unless that breach is incapable of cure, or any other material unauthorized use or disclosure of our confidential information or trade secrets involving personal benefit or (5) his failure to follow the lawful directions of our Board or, if he is not the Chief Executive Officer, the lawful directions of the Chief Executive Officer, in the scope of his employment unless he reasonably believes in good faith that these directions are not lawful and notifies our Board or Chief Executive Officer, as the case may be, of the reasons for his belief.

A "change in control transaction" is defined to mean the closing of (1) a merger or consolidation in one transaction or a series of related transactions, in which our securities held by our stockholders before the merger or consolidation represent less than 50% of the outstanding voting equity securities of the surviving corporation after the transaction or series of related transactions, (2) a sale or other transfer of all or substantially all of our assets as a going concern, in one transaction or a series of related transactions, followed by the distribution to our stockholders of any proceeds remaining after payment of creditors or (3) a transfer of more than 50% of our outstanding voting equity securities by our stockholders to one or more related persons or entities other than Glu in one transaction or a series of related transactions.

"Involuntary Termination" is defined to mean the executive's resignation of employment from Glu expressly based on the occurrence of any of the following conditions, without the executive's informed written consent, provided, however, that with respect to each of the following conditions, the executive must (1) within 90 days following its occurrence, deliver to us a written notice explaining the specific basis for the executive's belief that he is entitled to terminate his employment due to an Involuntary Termination and (2) give us an opportunity to cure any of the following within 30 days following delivery of such notice and explanation: (a) a material reduction in his duties, position or responsibilities, or his removal from these duties, position and responsibilities, unless he is provided with a position of substantially equal or greater organizational level, duties, authority and compensation; provided, however, that a change of title, in and of itself, or a reduction of duties, position or responsibilities solely by virtue of our being acquired and made part of a larger entity will not constitute an "Involuntary Termination," (b) a greater than 15% reduction in his then current annual base compensation that is not applicable to our other executive officers or (c) without his express written consent, a relocation to a facility or a location more than 30 miles from his then current location of employment. Involuntary Termination does not include a termination of employment for death or permanent disability.

The following table below estimates as of December 31, 2012 the potential payments to each of our Named Executive Officers should the Named Executive Officer terminate his employment based on an "involuntary termination" or be terminated other than for "cause" or disability either (1) within 12 months following a "change in control transaction" or (2) or in the absence of a "change in control transaction."

	Benefits	Termination Other Than for Cause or Disability or by Named Executive Officer Based on an Involuntary Termination Within 12 Months Following Change in Control Transaction($)	Termination Other Than for Cause or Disability or by Named Executive Officer Based on an Involuntary Termination Absent a Change in Control Transaction($)
Niccolo M. de Masi	Severance	350,000	350,000
	Bonus	350,000	350,000
	Equity Acceleration(1)	453,525(3)	384,167(4)
	COBRA Premium(2)	19,488	19,488
	Total Value	**1,173,013**	**1,103,655**
Eric R. Ludwig	Severance	275,000	—
	Bonus	206,250	—
	Equity Acceleration(1)	173,589(3)	—
	COBRA Premium(2)	19,488	—
	Total Value	**674,327**	—
Matthew Ricchetti(5)	Severance	130,000	—
	Bonus	130,000	—
	Equity Acceleration(1)	4,500(6)	—
	COBRA Premium(2)	9,294	—
	Total Value	**273,794**	—
Kal Iyer	Severance	120,000	—
	Bonus	48,000	—
	Equity Acceleration(1)	123,921(6)	—
	COBRA Premium(2)	6,804	—
	Total Value	**298,725**	—
Scott J. Leichtner	Severance	117,500	—
	Bonus	31,512	—
	Equity Acceleration(1)	44,969(6)	—
	COBRA Premium(2)	8,094	—
	Total Value	**202,075**	—

(1) These amounts are calculated by aggregating the sums determined by multiplying, for each award, (a) the number of accelerated stock options by (b) the positive difference, if any, between the closing price per share of our common stock on The NASDAQ Global Market on December 30, 2012, which was $2.28, and the option exercise price per share.
(2) COBRA payout amounts are estimated based on the cost of the monthly premium and represent coverage for medical, dental and vision insurance.
(3) Reflects full acceleration of all unvested shares subject to stock options held by the executive officer on December 31, 2012.
(4) Reflects acceleration of vesting of 25% of the shares originally subject to the outstanding options held by the executive officer on December 31, 2012.
(5) We entered into the change of control arrangement with Mr. Ricchetti on April 1, 2013. The amounts in the above table assume the change of control arrangement was effective on December 31, 2012 and that Mr. Ricchetti's 2013 target bonus of $260,000 was then in effect.
(6) Reflects acceleration of vesting of 75% of the shares originally subject to the outstanding options held by the executive officer on December 31, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

Our Nominating and Governance Committee has adopted a written related-person transactions policy. The Nominating and Governance Committee reviews transactions that may be "related-person transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is a director, executive officer, nominee for director, or a greater than 5% beneficial owner of our common stock, in each case the beginning of our last fiscal year, and their immediate family members.

This policy provides that, barring special facts or circumstances, a related person does not have a direct or indirect material interest in the following categories of transactions:

- employment-related compensation to executive officers that is approved by the Compensation Committee;
- compensation to non-employee directors that is reported in our proxy statement;
- any transaction with another company to which the related party's only relationship is as a director, beneficial owner of less than 10% of that company's shares, or employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $500,000 or 2% of that company's total annual revenues;
- any transaction where the related party's interest arises solely from the ownership of our common stock and all holders of our common stock receive the same benefit on a pro rata basis (e.g., a dividend); and
- ordinary course business travel and expenses, advances and reimbursements.

In determining whether to approve or ratify a related-person transaction, the Nominating and Governance Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related party's interest in the transaction, the benefits to us of the transaction, the potential impact on a director's independence and whether the transaction would impair the judgment of a director or executive officer to act in our best interests and those of our stockholders.

Indemnification Agreements

We have entered into, indemnity agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnity agreements may require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnity agreements may also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Other than the indemnification agreements and the compensation arrangements that are described above in "Director Compensation," "Compensation Discussion and Analysis" and "Executive Compensation and Related Information," since January 1, 2012, we have not been a party to any transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any director, nominee for director, executive officer, holder of more than 5% of our common stock or certain persons or entities affiliated with them had or will have a material interest.

See also "Corporate Governance — Director Independence" for information the Board considered in determining the independence of our non-employee directors.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of Messrs. Miller, Nada and Seawell, each of whom is an independent director, as independence for audit committee members is defined in The NASDAQ Stock Market's listing standards.

The members of the Audit Committee assist the Board in fulfilling its responsibilities relating to the oversight of the accounting, financial reporting, internal controls, financial practices and audit activities of Glu and our subsidiaries.

In fulfilling its oversight role, the Audit Committee has reviewed and discussed our audited financial statements with management and our independent registered public accounting firm. The Audit Committee met nine times during 2012, including meetings with our independent registered public accounting firm, PricewaterhouseCoopers LLP, to review our quarterly and annual results. It is not the duty of the Audit Committee to plan or conduct audits or to determine that the financial statements are complete and accurate and conform to generally accepted accounting principles. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. PricewaterhouseCoopers LLP is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

The Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees). The Audit Committee has received from the independent registered public accounting firm the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm that firm's independence.

Based upon the Audit Committee's review and discussions referred to above, the Audit Committee recommended to the Board that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 15, 2013.

Submitted by the Audit Committee of the Board,
A. Brooke Seawell (Chair)
William J. Miller
Hany M. Nada

PROPOSAL NO. 2

APPROVAL OF THE AMENDED AND RESTATED 2007 EQUITY INCENTIVE PLAN TO, AMONG OTHER THINGS, INCREASE THE AGGREGATE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED FOR ISSUANCE UNDER THE PLAN BY 7,200,000 SHARES

On April 1, 2013, the Compensation Committee of our Board adopted the Amended and Restated 2007 Equity Incentive Plan (the "Restated Plan"), subject to stockholder approval. The Restated Plan is an amendment and restatement of the Glu Mobile Inc. 2007 Equity Incentive Plan (the "2007 Plan"). If our stockholders do not approve this Proposal, then the 2007 Plan will continue in full force in accordance with its terms.

The principal terms of the Restated Plan are summarized below. This summary is not a complete description of the Restated Plan, and it is qualified in its entirety by reference to the complete text of the plan document. The Restated Plan, marked to show changes from the 2007 Plan, is attached as Appendix A to this proxy statement.

Amendments to the 2007 Plan

The following are the primary amendments to the 2007 Plan contained in the Restated Plan:

- an increase to the available share reserve by 7,200,000 shares of our common stock (for a cumulative aggregate share authorization of 19,047,758 shares, which includes 3,074,567 shares that have been, or are eligible to be, added to the plan pursuant to the "pour-over" provision described under "Shares Subject to the Restated Plan" below);
- inclusion of a fungible share ratio of 1.39:1, which results in each share subject to a "full-value" award (restricted stock, restricted stock units, or other stock-based awards where the price charged to the participant for the award is less than 100% of the fair market value) being counted as 1.39 shares for purposes of determining the number of shares that remain available for future awards;
- a restriction that the following shares will not be available for future grant under the Restated Plan: (1) shares used in connection with the exercise of a stock option or stock appreciation right to pay the exercise price or purchase price of such award or satisfy applicable tax withholding obligations and (2) the gross number of shares subject to stock appreciation rights that are exercised;
- a prohibition against repricing or certain other exchanges of stock options and stock appreciation rights without stockholder approval; and
- a reduction in the maximum allowable term of stock options and stock appreciation rights from ten to six years, which is generally consistent with our grant practices since October 2007.

Equity Incentive Plan Information as of December 31, 2012

As of December 31, 2012, options to purchase an aggregate of 10,920,753 shares were outstanding with a weighted average exercise price of $3.07 per share and a weighted average contractual term of 4.17 years. We had no outstanding restricted stock unit awards. In addition, as of December 31, 2012, there were 740,689 shares available for grants under the 2007 Plan and 437,790 shares available for grants under the 2008 Equity Inducement Plan.

Rationale For and Reasons Why the Board Recommends a Vote FOR the Restated Plan

Equity compensation is a critical element of our compensation policy. We believe that long-term incentive compensation programs align the interests of management, employees and stockholders to create long-term stockholder value. We strongly believe that the approval of the Restated Plan is essential to our continued success, because we otherwise would not have sufficient shares available under our 2007 Plan to attract and retain new employees or to motivate and retain our existing employees. This is particularly critical since our employees are our most valuable asset. Accordingly, approving the Restated Plan is in the best interest of our stockholders because equity awards help us to:

- attract, motivate, and retain talented employees;
- align employee and stockholder interests;
- link employee compensation with company performance; and
- maintain a culture based on employee stock ownership.

After carefully forecasting our anticipated growth, hiring plans and retention needs for the next few years and considering our historical forfeitures rates, we anticipate the 7,200,000 shares that we seek to add to the 2007 Plan — combined with shares currently reserved under, or that we may add to, our 2008 Equity Inducement Plan (which we may use for certain newly hired employees and to grant equity awards in connection with acquisitions) will be sufficient to attract and retain key employees through approximately June 2015. However, a change in business conditions or our strategy could alter this projection.

The Restated Plan Conforms to Best Practices in Equity Incentive Plans. The Restated Plan conforms to best practices in equity incentive plans in that it:

- contains the provisions discussed above under "Amendments to the 2007 Plan";
- does not contain single-trigger vesting acceleration rights, other than on a limited basis for non-employee directors;
- does not permit the grant of discounted options or stock appreciation rights, since all stock options and stock appreciation rights will have an exercise price equal to at least the fair market value of our common stock on the date the award is granted, except in certain situations in which we are assuming or replacing options granted by another company that we are acquiring;
- limits the transferability of awards, since generally awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, except by will or the laws of descent and distribution;
- does not contain tax gross-ups; and
- does not contain an evergreen provision to automatically increase the number of shares available under it. The 2007 Plan contained an evergreen provision that expired after the final automatic increase on January 1, 2011.

We Have Significantly Reduced Our Burn Rate. We have significantly reduced our burn rate, which includes shares subject to grants made under the 2007 Plan and our 2008 Equity Inducement Plan, over recent years as shown in the following table.

Period	Burn Rate(1)	Total Options Granted	Options Granted to Target Company Employees(2)	Burn Rate (Excluding Options Granted to Target Company Employees)(3)
Fiscal 2012	5.1%	3,398,200	115,500	5.0%
Fiscal 2011	7.7%	4,924,501	1,033,000	6.1%
Fiscal 2010	10.9%	4,840,658	—	10.9%

(1) "Burn Rate" means the number of shares subject to equity awards granted in the fiscal year, divided by the total shares outstanding at the end of the fiscal year.

(2) We issued these awards to the acquired employees of Blammo Games Inc., Griptonite, Inc. and GameSpy Industries, Inc. because none of these employees held stock options that we could assume in connection with these acquisitions.

(3) We issued approximately 7.1 million shares in 2011 as consideration for the acquisitions of Blammo Games Inc. and Griptonite, Inc. and 600,000 shares in 2012 as consideration for the acquisition of GameSpy Industries, Inc.

Our burn rate has averaged approximately 7.9% over 2010, 2011 and 2012. We have carefully managed our annual equity award dilution over the past three years by, among other things, limiting equity awards to high-performing employees, determining the appropriate size of awards based on our review of market data and reviewing market practices for equity burn rates in our industry. We had a higher burn rate in 2010 in part because we granted Niccolo de Masi an option to purchase 1,250,000 shares in January 2010 when we hired him as our new President and Chief Executive Officer; excluding this award, our 2010 burn rate would have been 8.1%.

We Broadly Distribute Equity Awards. Our equity awards are widely spread among our employees. For example, our Named Executive Officers received options to purchase an aggregate of 1,215,000 shares, or approximately 39.2% of the 3,098,200 shares subject to options that we awarded to all employees in 2012, and all other employees received options to purchase an aggregate of 1,883,200 shares, or 60.8% of all shares subject to employee options in 2012. In 2012, all of our North American employees who started with us during the year received an option grant in the month following their start date, and approximately 163 North American employees (representing 60.6% of all existing North American employees) received a refresh stock option grant.

Conclusion

If our stockholders do not approve the Restated Plan, our plans to operate our business would be materially adversely affected because we otherwise would not have sufficient shares available under our 2007 Plan to attract and retain new employees or to motivate and retain our existing employees. Additionally, we may need to use our 2008 Equity Inducement Plan – which is a non-stockholder approved plan – to grant awards to newly hired employees. Further, we may need to instead offer material cash-based incentives to compete for talent, which could have a significant effect upon our quarterly results of operations and balance sheet. Moreover, this would not be competitive with most other technology companies or our peer companies. We believe that a cash-based incentive program would not have significant long-term retention value and would not serve to align our employees' interests as closely with those of our stockholders in the absence of equity incentives.

Our future success depends heavily on our ability to attract and retain high caliber employees. The ability to grant equity awards is a necessary and powerful recruiting and retention tool for us to hire and motivate the quality personnel we need to compete.

For these reasons, we request that our stockholders approve the Restated Plan. If the Restated Plan is not approved, we do not expect to be able to offer competitive equity packages to retain our current employees and hire new employees.

General

The Restated Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses and performance shares (collectively, the "stock awards"). The Restated Plan also provides the ability to grant performance shares that may qualify the compensation attributable to those awards as performance-based compensation for purposes of the Internal Revenue Code (or the "Code"), as explained in greater detail below.

Incentive stock options granted under the Restated Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code; nonstatutory stock options granted are not intended to qualify as incentive stock options under the Code. See "Federal Income Tax Information" for a discussion of the tax treatment of the various stock awards.

Purpose

Our Board initially adopted the 2007 Plan to provide a means to retain the services of our employees, directors, consultants, independent contractors and advisors, and those of any parent or subsidiary of ours, to attract and retain the new talent to our company that we will require to execute our strategy and grow our business, and to provide a means by which these eligible individuals may be given an opportunity to benefit from increases in the value of our common stock through the grant of stock awards, thereby aligning the long-term compensation and interests of those individuals with our stockholders.

Administration

The Restated Plan is administered by our Compensation Committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. Our Compensation Committee has the authority to construe and interpret the Restated Plan, grant and determine the terms of each award, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration payable upon exercise of the award, and make all other determinations necessary or advisable for the administration of the Restated Plan.

Eligibility

The Restated Plan provides for the grant of incentive stock options only to our employees and employees of any parent or subsidiary of ours. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors, and those of any parent or subsidiary of ours. As of April 10, 2013, we had a total of approximately 575 employees and six non-employee directors who would be eligible to receive awards from the Restated Plan. Our executive officers and directors have an interest in this Proposal insofar as they are eligible to receive awards under the Restated Plan.

Shares Subject to the Restated Plan

If stockholders approve the Restated Plan, then the share reserve under the 2007 Plan will increase by 7,200,000 shares of our common stock, and the cumulative aggregate share authorization under the 2007 Plan will increase to a maximum of 19,047,758 shares which includes 3,074,567 shares that have been, or are eligible to be, added to the plan pursuant to the "pour over" provision described below. As of April 9, 2013, 6,869,239 shares of common stock were subject to outstanding options under the 2007 Plan and 1,285,483 shares of common stock remained available for future issuance, not including the 7,200,000 shares for which we are seeking stockholder approval. The closing price of Glu's common stock on NASDAQ on April 9, 2013 was $2.86 per share.

The number of shares available for grant and issuance under the 2007 Plan increased automatically on January 1 of each of 2008 through 2011 by an amount equal to 3% of our shares outstanding on the immediately preceding December 31, pursuant to the terms of the 2007 Plan in accordance with a provision commonly known as an "evergreen" clause. The Restated Plan no longer contains an "evergreen" provision. In addition, the following shares will again be available for grant and issuance under our Restated Plan:

- shares surrendered pursuant to an exchange program;
- shares subject to an option or stock appreciation right granted under our Restated Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;
- shares used to pay the exercise price of, or to satisfy the tax withholding obligations for, any award other than an option or stock appreciation right;
- shares subject to an award granted under our Restated Plan that are subsequently forfeited or repurchased by us at the original issue price;
- shares subject to an award granted under our Restated Plan that otherwise terminates without shares being issued; and
- shares (1) subject to an option granted under our 2001 Second Amended and Restated Stock Option Plan (the "2001 Plan," which plan expired when we adopted the 2007 Plan) that are cancelled, expired or terminated under the 2001 Plan and (2) issued under the 2001 Plan pursuant to the exercise of options that are forfeited or shares issued under the 2001 Plan that are repurchased by us at the original issue price are added to the number of shares reserved for issuance under the 2007 Plan pursuant to a "pour over" provision.

Full-Value Awards

A Full Value Award is an award — other than an option or stock appreciation right — that is settled in shares of common stock. The Restated Plan provides that any shares that are subject to awards of options or stock appreciation rights will be counted against the share reserve limit as one share for every one share granted. Additionally, the Restated Plan provides that any shares that are subject to Full Value Awards will be counted against the share reserve limit as 1.39 shares for every one share granted. Paying dividend equivalents in cash in connection with any outstanding award will not be counted against the shares available for issuance under the Restated Plan.

If an award previously granted under the Restated Plan terminates, expires or lapses for any reason, any shares subject to the award may be used again for new grants under the Restated Plan. The Restated Plan also reflects the share counting principle described above when determining the number of shares that may be re-granted after an award expires. If an award terminates, expires or lapses for any reason, any share that again becomes available for future grant shall be added back to the Restated Plan (1) as one share if the share was subject to an option or a stock appreciation right, and (2) as 1.39 shares if such share was subject to a Full Value Award.

Terms of Options

The Restated Plan provides for the grant of nonstatutory stock options, incentive stock options or a combination of each. Incentive stock options may only be granted to our employees and employees of any parent or subsidiary of ours. Subject to appropriate adjustment as provided in the Restated Plan, no person will be eligible to receive more than 750,000 shares in any calendar year under our Restated Plan other than a new employee of ours or a new employee of any parent or subsidiary of ours, who will be eligible to receive no more than 1,500,000 shares under the plan in the calendar year in which the employee commences employment. Subject to adjustment as provided in the Restated Plan, in no event shall more than 16,666,666 shares of our common stock be available for issuance pursuant to the exercise of incentive stock options granted under the Restated Plan.

Each stock option granted under the Restated Plan must be evidenced by a written agreement between us and the optionee specifying the number of shares subject to the stock option and the other terms and conditions of the stock option, consistent with the requirements of the Restated Plan. The exercise price of each stock option may not be less than the fair market value of a share of our common stock on the date of grant (except in connection with the assumption or substitution for another stock option in a manner qualifying under Sections 409A and 424(a) of the Code). In addition, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of our stock or any subsidiary corporation of Glu (a "Ten Percent Stockholder") must have an exercise price equal to at least 110% of the fair market value of a share of our common stock on the date of grant.

The Restated Plan provides that the stock option exercise price may be paid in cash or by check or, where expressly approved by our Compensation Committee (and to the extent not otherwise set forth in the applicable award agreement) and permitted under applicable law, by means of:

- cancellation of indebtedness;
- surrender of shares of our common stock owned by the optionee having a fair market value not less than the aggregate exercise price of the shares being exercised;
- waiver of compensation due or accrued to the optionee for services rendered or to be rendered to Glu or a parent or subsidiary of Glu;
- a broker-assisted cashless exercise;
- by any combination of the above methods; or
- any other method of payment permitted by applicable law.

Our Compensation Committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Options may vest based on time or achievement of performance conditions. In general, our employee stock options vest over a four-year period, with 25% of the underlying shares vesting on the first anniversary of the grant date and the remaining shares vesting in equal monthly installments thereafter for the following three years.

If the Restated Plan is approved by stockholders, stock options granted after the date of stockholder approval will expire not later than six years from the date of grant. Since October 2007, we have generally granted stock options having a six-year term, whereas we had previously generally granted options having a ten-year term. Subject to the term of the stock option, a stock option generally will remain exercisable for three months following the optionee's termination of service, except that if service terminates as a result of an optionee's death or disability, the stock option generally will remain exercisable for 12 months, and, if an employee optionee's service is terminated for cause, the stock option will terminate immediately. The Committee, in its discretion, may provide different post-termination exercise periods, but in any event the stock option must be exercised no later than the original expiration of its term.

Unless otherwise determined by our Compensation Committee, stock options are not assignable or transferable by the optionee other than by will or by the laws of descent and distribution.

Terms of Stock Appreciation Rights, or "SARs"

SARs provide for a payment, or payments, in cash or shares of our common stock, to the participant based upon the increase in the fair market value of our common stock on the date of exercise from the stated exercise price. SARs may vest based on time or achievement of performance conditions. Each SAR awarded under the Restated Plan must be evidenced by a written agreement between us and the participant specifying the terms and conditions of the SAR, consistent with the requirements of the Restated Plan.

Our Compensation Committee will determine the terms of each SAR, including the number of shares subject to the SAR, the exercise price and the time or times during which the SAR may be settled, the consideration to be distributed on settlement of the SAR and the effect of the participant's termination on his or her SAR. The exercise price of SAR may be less than the fair market value of the underlying shares of common stock.

A SAR may be awarded upon satisfaction of performance factors that are set out in advance in the participant's individual award agreement. If the participant earns the SAR upon the satisfaction of performance factors, then the Compensation Committee will determine the performance factors to be used, as well as the nature, length and starting date of the performance period.

The maximum term of any stock appreciation right granted under the 2007 Plan is ten years. If the Restated Plan is approved by stockholders, the maximum term of any SAR granted under the Restated Plan will be six years. Except as may be set forth in the participant's individual award agreement, vesting ceases upon the participant's termination of service unless determined otherwise by the Compensation Committee.

Terms of Restricted Stock Unit Awards, or "RSUs"

RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of the participant's services to us or the participant's failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash.

Our Compensation Committee will determine the terms of each RSU, including the number of shares subject to the RSU award, the time or times during which the RSU may be settled, the consideration to be distributed on settlement of the RSU and the effect of the participant's termination on his or her RSU.

A RSU may be granted upon satisfaction of performance factors that are set out in advance in the participant's individual award agreement. If the RSU is being earned upon the satisfaction of performance factors, then the Compensation Committee will determine the performance factors to be used, the nature, length and starting date of the performance period and the number of shares that will be subject to the RSU.

Except as may be set forth in the participant's individual award agreement, vesting ceases upon the participant's termination of service unless determined otherwise by the Compensation Committee.

Terms of Stock Bonus Awards

Stock bonuses are awards of shares of our common stock, which may be restricted stock or RSUs, that are granted as additional compensation for service and/or performance. Payment from the participant is not required for stock bonuses, and stock bonuses are generally not subject to vesting.

Our Compensation Committee will determine the number of shares to be awarded to a participant under a stock bonus award and any restrictions thereon. These restrictions may be based upon completion of a specified number of years of service with Glu or upon satisfaction of performance goals as specified in the participant's individual award agreement. Prior to the grant of any stock bonus award, our Compensation Committee will determine the performance factors to be used, the nature, length and starting date of the performance period and the number of shares that will be awarded to the participant.

Except as may be set forth in the participant's individual award agreement, vesting ceases upon the participant's termination of service unless determined otherwise by the Compensation Committee.

Terms of Performance Shares

Performance shares are awards denominated in shares of our common stock that may be settled in cash or by issuance of those shares only if performance goals established by our compensation committee have been achieved or the awards otherwise vest. Each performance share will have an initial value equal to the fair market value of a share of our common stock on the date of grant. After the applicable performance period has ended, the holder of performance shares will be entitled to receive a payout of the number of performance shares earned by the participant over the performance period, to be determined as a function of the extent to which the corresponding performance factors or other vesting provisions have been achieved.

Before granting any performance share award, our Compensation Committee will determine the terms of each performance share award, including the number of shares subject to the award, the performance factors and performance period that will determine the time and extent to which each award of performance shares will be settled, the consideration to be distributed on settlement of the award and the effect of the participant's Before settlement, the Compensation Committee shall determine the extent to which the performance shares have been earned.

Awards to Non-Employee Directors

Non-employee members of our Board of Directors are eligible to receive any type of award offered under the Restated Plan except incentive stock options, which can only be granted to employees. If stock options or SARs are granted to our non-employee directors, their exercise price may not be less than the fair market value of our common stock when the option or SAR is granted. In the event of a corporate transaction, all awards held by our non-employee directors will accelerate fully and become vested and exercisable or settled, as the case may be. Our Non-Employee Director Compensation Program provides for equity awards to our non-employee directors both on joining our board and on an annual basis. Since the 2007 Plan was adopted, all of our equity awards to our non-employee directors have been stock options that were awarded under the 2007 Plan, except for one award of 3,666 shares of restricted stock to one director. Under our Non-Employee Director Compensation Program as currently in effect, equity awards granted to our continuing directors vest in equal monthly installments over one year. Equity awards granted to new directors vest over three years, with 16⅔% of the underlying shares vesting after six months and the remaining shares vesting in equal monthly installments over the next 30 months. Please see "Director Compensation" above for more information.

Changes to Capital Structure

If there is any change to the outstanding shares of our common stock without our receipt of consideration (whether through stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure), appropriate adjustments will be made to: (a) the maximum number of securities issuable under the Restated Plan, (b) the exercise prices of and number of shares subject to outstanding options and stock appreciation right, (c) the number of shares subject to other outstanding awards, (d) the maximum number of shares that may be issued as incentive stock options (e) the maximum number of shares that may be awarded to an individual or new employee in a calendar year and (f) the number of shares that are granted as awards to our non-employee directors.

Corporate Transactions; Changes in Control

In the event of certain significant corporate transactions, any or all outstanding awards under the Restated Plan may be assumed or replaced by the successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to award holders as was provided to stockholders after taking into account the existing provisions of the awards. The successor corporation may also issue, in place of outstanding Glu shares held by the award holder, substantially similar shares or other property subject to repurchase restrictions no less favorable to the holder. In the event such successor corporation refuses to assume, convert, replace or substitute awards, then such awards will expire on such transaction at such time and on such conditions as the Board will determine. However, our Board or Compensation Committee may accelerate the vesting of such awards in connection with certain significant corporate transactions.

In the event of certain significant corporate transactions, the vesting of all awards granted to non-employee members of our Board of Directors will accelerate and such awards will become exercisable (as applicable) in full prior to the consummation of such corporate transaction at such times and on such conditions as the Compensation Committee determines.

A significant corporate transaction means the occurrence of any of the following events: (a) any person becomes the beneficial owner of Glu securities representing 50% or more of the total voting power represented by our then-outstanding voting securities; (b) our consummation of the sale or disposition of all or substantially all of our assets; (c) the consummation of a merger or consolidation of Glu with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior to such merger or consolidation continuing to represent 50% of the total voting power represented by the voting securities of Glu or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Restrictions on Repricing

Unless our stockholders first approve such action, the Restated Plan provides that we may not (1) reprice (i.e., reduce the exercise price of) stock options or stock appreciation rights, (2) implement an option exchange program, or (3) reduce the exercise price of stock options or stock appreciation rights without the consent of the holder of such options or rights.

Provisions for Foreign Participants

Our Compensation Committee may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Restated Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

Duration, Termination and Amendment

Our Compensation Committee may terminate or amend the Restated Plan at any time; provided, however, that the committee will not, without the approval of our stockholders, amend the Restated Plan in any manner that requires such stockholder approval. Unless sooner terminated, the Restated Plan will terminate on January 25, 2017.

Federal Income Tax Information

The following summary is intended only as a general guide to the current U.S. federal income tax consequences of participation in the Restated Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances. Furthermore, the tax consequences are complex and subject to change, and a taxpayer's particular situation may be such that some variation of the described rules is applicable.

Incentive Stock Options

A participant recognizes no taxable ordinary income as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the stock option was granted and more than one year after the date the stock option was exercised for those shares, any gain or loss on a disposition of those shares (a "qualifying disposition") will be a long-term capital gain or loss. Upon such a qualifying disposition, we will not be entitled to any income tax deduction.

Generally, if the participant disposes of the stock before the expiration of either of those holding periods (a "disqualifying disposition"), then at the time of such disqualifying disposition, the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price, or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options

Stock options not designated or qualifying as incentive stock options are nonstatutory stock options having no special tax status. A participant generally recognizes no taxable ordinary income as the result of the grant of such a stock option. Upon exercise of a nonstatutory stock option, the participant normally recognizes ordinary income in the amount of the difference between the stock option exercise price and the fair market value of the shares on the date of purchase. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Upon the disposition of stock acquired by the exercise of a nonstatutory stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss.

Stock Appreciation Rights

A participant recognizes no taxable ordinary income upon the receipt of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right, except to the extent such deduction is limited by applicable provisions of the Code.

Restricted Stock Units

A participant recognizes no taxable income upon receipt of an RSU. In general, the participant will recognize ordinary income in the year in which the shares subject to that award vest and are actually issued to the participant in an amount equal to the fair market value of the shares on the date of issuance. We will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the participant.

Stock Bonuses

A participant acquiring restricted stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the "determination date" (as defined below) and the participant's purchase price, if any. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The "determination date" is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earlier of (a) the date on which the shares become transferable or (b) the date on which the shares are no longer subject to a substantial risk of forfeiture. If the determination date is after the date on which the participant acquires the shares, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service no later than 30 days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will be taxed as a capital gain or loss. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. We will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which ordinary income is recognized by the participant.

Performance Shares

A participant generally will recognize no income upon the grant of a performance share award. Upon the settlement of a performance share award, participants normally will recognize ordinary income in the year of receipt in an amount equal to the cash received, if any, and the fair market value of any unrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above in "Stock Bonuses." Upon the sale of any shares received, any gain or loss, based on the difference between the sale price and the fair market value on the "determination date," will be taxed as a capital gain or loss. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.

Potential Limitation on Deductions

Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to each covered employee exceeds $1 million. It is possible that compensation attributable to awards granted under the Restated Plan, when combined with all other types of compensation received by a covered employee from Glu, may cause this limitation to be exceeded in any particular year. However, certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation.

In accordance with Treasury Regulations issued under Section 162(m) of the Code, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if: (a) such awards are approved by a compensation committee comprised solely of "outside directors," (b) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, (c) the terms of the plan, including the per-employee limitation on grant size, are approved by the stockholders, and (d) the exercise or strike price of the award is no less than the fair market value of the stock on the date of grant. It is intended that the Compensation Committee may grant stock options and stock appreciation rights under the Restated Plan that qualify as performance-based compensation that is exempt from the $1 million deduction limitation.

Compensation attributable to restricted stock units, stock bonus awards and performance shares will qualify as performance-based compensation, provided that: (a) the award is approved by a compensation committee comprised solely of "outside directors," (b) the award is granted (or vests) based upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (c) the compensation committee certifies in writing prior to the grant (or vesting, as applicable) of the award that the performance goal has been satisfied, and (d) prior to the issuance, stockholders have approved the material terms of the plan (including the class of employees eligible for awards, the business criteria on which the performance goals may be based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of performance goals). It is intended that the Compensation Committee may grant restricted stock units, stock bonus awards and performance shares under the Restated Plan that qualify as performance-based compensation that is exempt from the $1 million deduction limitation.

Awards Granted in 2012 under the 2007 Plan

We cannot currently determine the benefits or number of shares subject to awards that may be granted in 2013 to participants under the Restated Plan because these awards are discretionary. Therefore, the following table sets forth information regarding the equity awards granted in 2012 under the 2007 Plan to each of the named executive officers identified in the "Executive Compensation — Summary Compensation Table" contained in this proxy statement, our non-employee directors, and our non-executive employees.

Name	Stock Options	
	Number of Shares	Weighted Average Exercise Price
Niccolo M. de Masi, President and Chief Executive Officer	475,000	$3.29
Eric R. Ludwig, Executive Vice President and Chief Financial Officer	285,000	$3.29
Matthew Ricchetti, President of Studios	—	—
Kal Iyer, Senior Vice President, Research and Development	—	—
Scott J. Leichtner, Vice President, General Counsel and Corporate Secretary	155,000	$3.62
Executive Group (5 persons)(1)	915,000	$3.35
Non-Executive Director Group (6 persons)(2)	300,000	$4.43
Non-Executive Officer Employee Group(3)	1,467,700	$4.21

(1) On November 13, 2012, we granted to Mr. Ricchetti a non-qualified stock option to purchase 300,000 shares of our common stock at an exercise price of $2.26 per share under our 2008 Equity Inducement Plan. This grant is not included in the table. For more information regarding that plan, please see the section titled "Equity Compensation Plan Information" below.

(2) Each of our non-employee directors who were serving on the date of our 2012 annual meeting of stockholders — Messrs. Drapkin, Miller, Nada, Seawell and Smith and Ms. Mather — received an option to purchase 50,000 shares of our common stock with an exercise price of $4.43 per share on the date of our 2012 Annual Meeting of Stockholders.

(3) Excludes an aggregate of 415,500 options granted in 2012 under our 2008 Equity Inducement Plan, which represents (a) options to purchase an aggregate of 115,500 shares granted to 13 newly hired employees in connection with our acquisition of GameSpy Industries, Inc. and (b) the option grant to Mr. Ricchetti described in Note (1) to this table.

EQUITY COMPENSATION PLAN INFORMATION

Equity Compensation Plan Table

The following table sets forth certain information, as of December 31, 2012, concerning securities authorized for issuance under all of our equity compensation plans: our 2001 Second Amended and Restated Stock Option Plan (the "2001 Plan"), which terminated when we adopted the 2007 Plan, 2007 Employee Stock Purchase Plan (the "ESPP") and 2008 Equity Inducement Plan (the "Inducement Plan"). The ESPP contains an "evergreen" provision, pursuant to which on January 1st of each year we automatically add 1% of our shares of common stock outstanding on the preceding December 31st to the shares reserved for issuance under the ESPP; this evergreen provision expires after the scheduled increase on January 1, 2015. In addition, pursuant to a "pour over" provision in our 2007 Plan, options that are cancelled, expired or terminated under the 2001 Plan are added to the number of shares reserved and available for issuance under our 2007 Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity compensation plan approved by security holders	8,798,421	$3.18	1,526,593(1)
Equity compensation plans not approved by security holders	2,122,332(2)	2.59	437,790(3)
TOTAL:	10,920,753	$3.07	1,964,383(4)

(1) Represents 740,689 shares available for issuance under the 2007 Plan (excluding the 7,200,000 shares that we are requesting stockholders to approve adding to the plan under Proposal No. 2). The 2007 Plan permits the grant of incentive and non-qualified stock options, stock appreciation rights, restricted stock, stock awards and restricted stock units; and 785,904 shares available for issuance under the ESPP.

(2) Represents outstanding options under the Inducement Plan.

(3) Represents shares available for issuance under the Inducement Plan, under which we may only grant non-qualified stock options.

(4) Excludes 660,221 shares available for issuance under the ESPP, which were added to the share reserve on January 1, 2013 pursuant to the evergreen provision described above.

Equity Compensation Plans Not Approved by Security Holders

In March 2008, in connection with our acquisition of Superscape Group plc, our Board of Directors adopted the Inducement Plan to augment the shares available under our 2007 Plan. The Inducement Plan, which has a ten-year term, did not require the approval of our stockholders. We initially reserved 600,000 shares of our common stock for grant and issuance under the Inducement Plan. On December 28, 2009, the Compensation Committee of our Board of Directors increased the number of shares reserved for issuance under the Inducement Plan by 819,245 shares. We used all of the 1,250,000 shares then available following that increase for a stock option grant to Niccolo M. de Masi in connection with his appointment as our new President and Chief Executive Officer.

Furthermore, in August 2011 in connection with our acquisitions of Griptonite, Inc. and Blammo Games Inc., the Compensation Committee increased the number of shares reserved for issuance under our Inducement Plan by 1,050,000 shares to grant stock options to certain of the new non-executive officer employees of Griptonite and Blammo. In addition, in November 2012, the Compensation Committee further increased the number of shares available for issuance by an additional 300,000 shares, all of which we used to award a stock option grant to our newly hired President of Studios. Accordingly, as of December 31, 2012, we had reserved a total of 2,769,245 shares of our common stock for grant and issuance under the Inducement Plan since its inception, of which, 2,122,332 shares were subject to outstanding stock options and 437,790 shares were available for issuance. The remaining 209,123 shares represent shares that were subject to previously granted options under the Inducement Plan that have been exercised by the option holders.

On February 12, 2013, we granted an option to purchase 150,000 shares under the Inducement Plan to our newly hired Vice President of Third-Party Publishing. Further, on March 12, 2013 we granted an aggregate of 184,000 options under the Inducement Plan to eight newly hired employees, and on April 10, 2013 we granted an aggregate of 196,500 options under the Inducement Plan to 14 newly hired employees. Under NASDAQ rules, we are required to issue a press release announcing new equity awards under the Inducement Plan promptly following the time that the awards are approved by the Compensation Committee.

Under the Inducement Plan, we may only grant nonqualified stock options ("NSOs") and may award grants only to persons not previously an employee or director of Glu, or following a bona fide period of non-employment, as an inducement material to such individual's entering into employment with us and to provide incentives for such persons to exert maximum efforts for our success. We may grant NSOs under the Inducement Plan at prices less than 100% of the fair value of the shares on the date of grant, at the discretion of our Board of Directors. The fair value of our common stock is determined by the last sale price of our stock on The NASDAQ Global Market on the date of determination. If any option granted under the Inducement Plan expires or terminates for any reason without being exercised in full, the unexercised shares will be available for grant under the Inducement Plan. All outstanding NSOs are subject to adjustment for any future stock dividends, splits, combinations, or other changes in capitalization as described in the Inducement Plan. If we were acquired and the acquiring corporation did not assume or replace the NSOs granted under the Inducement Plan, or if we were to liquidate or dissolve, all outstanding awards will expire on such terms as our Board of Directors determines.

The Board recommends that stockholders vote "FOR" the proposal to amend and restate our 2007 Equity Incentive Plan.

PROPOSAL NO. 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PRICEWATERHOUSECOOPERS LLP, FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013

Our Audit Committee has selected, and is submitting for ratification by the stockholders its selection of, PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for the year ending December 31, 2013. Although stockholder approval of this proposal is not required by law, the Audit Committee has determined that it is desirable to request that stockholders ratify this selection. Notwithstanding the selection, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time, if the Audit Committee feels that such a change would be in the best interests of us and our stockholders. If our stockholders do not approve this Proposal No. 3, the Audit Committee will reconsider the selection of PwC as our independent registered public accounting firm for 2013.

The following table sets forth the aggregate fees and related expenses for which we were billed by PwC for professional services provided by them during 2012 and 2011. The Audit Committee considered the provision of the services corresponding to these fees, and the Audit Committee believes that the provision of these services is compatible with PwC maintaining its independence. The Audit Committee's pre-approval policies and procedures require prior approval by the Audit Committee of each engagement of PwC to perform services. All of the professional services listed below were approved in accordance with these policies.

	2012	2011
Audit fees	$1,104,000	$1,150,135
Audit-related fees	110,000	149,100
Tax fees	157,000	98,935
All other	3,000	2,700
Total	$1,374,000	$1,400,870

Audit Fees

These fees consist of amounts for professional services rendered in connection with the audit of our financial statements, reviews of the interim financial statements included in our quarterly reports on Form 10-Q, for attestation services related to compliance with the Sarbanes-Oxley Act of 2002, and statutory and regulatory filings or engagements.

Audit-Related Fees

These fees consist of amounts for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees." In 2012, these fees included services PwC performed related to our acquisitions of the Deer Hunter brand assets and GameSpy Industries, Inc. and consultations concerning financial accounting and reporting standards. In 2011, these fees included services PwC performed related to our underwritten public offering in January 2011 and services related to our acquisitions of Griptonite, Inc. and Blammo Games Inc.

Tax Fees

These fees consist of professional services rendered for tax advice, planning and compliance (domestic and international). These services include the preparation and review of income tax returns and international returns and assistance regarding transfer pricing; federal, state and international tax compliance; acquisitions; and general international tax planning.

All Other Fees

In both years, these fees consist of amounts paid for an annual subscription to PwC's online accounting and auditing research tool.

For more information about PwC, please see the "Audit Committee Report" above.

Representatives of PwC are expected to attend the Annual Meeting. These representatives will be given the opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions.

The Board recommends that stockholders vote "FOR" the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

TRANSACTION OF OTHER BUSINESS

At the date of this proxy statement, the Board knows of no other business that will be conducted at the 2013 Annual Meeting of Stockholders, other than as described in this proxy statement. If any other matter or matters are properly brought before the Annual Meeting, or any adjournment or postponement of the Annual Meeting, the persons named in the accompanying form of proxy intend to vote the proxy on such matters in accordance with their best judgment.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC's rules allow us to incorporate by reference into this proxy statement the information we file with the SEC. This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this proxy statement is considered to be part of this proxy statement from the date we file that document. Any reports filed by us with the SEC after the date of this proxy statement will automatically update and, where applicable, supersede any information contained in this proxy statement or incorporated by reference in this proxy statement.

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX A

GLU MOBILE INC.

2007 Equity Incentive Plan

~~**(adopted by the Board on January 25, 2007)**~~

(As Proposed To Be Amended~~ and restated on April 20, 2011~~)

1. PURPOSE. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents and Subsidiaries that exist now or in the future, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 27.

2. SHARES SUBJECT TO THE PLAN.

2.1 Number of Shares Available. Subject to Sections 2.~~6~~5 and 22 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan ~~as of the date of adoption of the Plan by the Board,~~ is ~~Four~~Fifteen Million ~~Seven~~Nine Hundred ~~Sixty-Six~~Seventy-Three Thousand ~~Sixty-Six (4,766,666~~One Hundred Ninety-One (15,973,191) Shares plus (i) any reserved shares not issued or subject to outstanding grants under the Company's 2001 Stock Option Plan (the "***Prior Plan***") on the Effective Date (as defined below), (ii) shares that are subject to stock options granted under the Prior Plan that cease to be subject to such stock options after the Effective Date and (iii) shares issued under the Prior Plan before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited or shares issued under the Prior Plan that are repurchased by the Company at the original issue price.

2.2 Lapsed, Returned Awards. Shares subject to Awards, and Shares issued upon exercise of Awards, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (i) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR; (ii) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price; (iii) are surrendered pursuant to an Exchange Program; ~~or~~ (iv) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued~~.~~; and (v) are used to satisfy applicable tax withholding obligations with respect to all types of Awards, except for Options and/or SARs. Any Award other than an Option or a SAR shall reduce the number of Shares available for issuance by 1.39 Shares. With respect to SARs, ~~only~~the gross number of Shares ~~actually issued pursuant~~subject to a SAR will cease to be available under the Plan~~; all remaining Shares under SARs will remain available for future grant or sale under the Plan~~. Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an ~~Award~~Option or SAR will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. To the extent that any Award other than an Option or a SAR is forfeited, repurchased or terminates without Shares being issued pursuant to this Section 2.2, Shares may again be available for issuance under this Plan at the rate of 1.39 Shares for every such Share returned to the Plan.

2.3 Minimum Share Reserve. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan and all other outstanding but unvested Awards granted under this Plan.

~~2.4 Automatic Share Reserve Increase. The number of Shares available for grant and issuance under the Plan shall be increased on January 1, of each of 2008 through 2011, by the lesser of (i) three percent (3%) of the number of Shares issued and outstanding on each December 31 immediately prior to the date of increase or (ii) such number of Shares determined by the Board.~~

~~2.5~~2.4 Limitations. No more than Sixteen Million Six Hundred Sixty-Six Thousand Sixty-Six (16,666,666) Shares shall be issued pursuant to the exercise of ISOs.

2.~~6~~5 Adjustment of Shares. If the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company, without consideration, then (a) the number of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1, (b) the Exercise Prices of and number of Shares subject to outstanding Options and SARs, (c) the number of Shares subject to other outstanding Awards, (d) the maximum number of shares that may be issued as ISOs set forth in Section 2.~~5~~4, (e) the maximum number of Shares that may be issued to an individual or to a new Employee in any one calendar year set forth in Section 3 and (f) the number of Shares that are granted as Awards to Outside Directors as set forth in Section 12, shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities laws; provided that fractions of a Share will not be issued.

3. ELIGIBILITY. ISOs may be granted only to Employees. All other Awards may be granted to Employees, Consultants, Directors and Outside Directors of the Company or any Parent or Subsidiary of the Company; provided such Consultants, Directors and Outside Directors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. No Participant will be eligible to receive more than Seven Hundred Fifty Thousand (750,000) Shares in any calendar year under this Plan pursuant to the grant of Awards except that new Employees of the Company or of a Parent or Subsidiary of the Company (including new Employees who are also officers and directors of the Company or any Parent or Subsidiary of the Company) are eligible to receive up to a maximum of One Million Five Hundred Thousand (1,500,000) Shares in the calendar year in which they commence their employment.

4. ADMINISTRATION.

4.1 Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board shall establish the terms for the grant of an Award to Outside Directors. The Committee will have the authority to:

(a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c) select persons to receive Awards;

(d) determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;

(e) determine the number of Shares or other consideration subject to Awards;

(f) determine the Fair Market Value in good faith, if necessary;

(g) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent or Subsidiary of the Company;

(h) grant waivers of Plan or Award conditions;

(i) determine the vesting, exercisability and payment of Awards;

(j) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(k) determine whether an Award has been earned;

(l) determine the terms and conditions of any, and to institute any Exchange Program;

(m) reduce or waive any criteria with respect to Performance Factors;

(n) adjust Performance Factors to take into account changes in law and accounting or tax rules as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships provided that such adjustments are consistent with the regulations promulgated under Section 162(m) of the Code with respect to persons whose compensation is subject to Section 162(m) of the Code; and

(o) make all other determinations necessary or advisable for the administration of this Plan.


Proxy

4.2 Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant.

4.3 Section 162(m) of the Code and Section 16 of the Exchange Act. When necessary or desirable for an Award to qualify as "performance-based compensation" under Section 162(m) of the Code the Committee shall include at least two persons who are "outside directors" (as defined under Section 162(m) of the Code) and at least two (or a majority if more than two then serve on the Committee) such "outside directors" shall approve the grant of such Award and timely determine (as applicable) the Performance Period and any Performance Factors upon which vesting or settlement of any portion of such Award is to be subject. When required by Section 162(m) of the Code, prior to settlement of any such Award at least two (or a majority if more than two then serve on the Committee) such "outside directors" then serving on the Committee shall determine and certify in writing the extent to which such Performance Factors have been timely achieved and the extent to which the Shares subject to such Award have thereby been earned. Awards granted to Insiders must be approved by two or more "non-employee directors" (as defined in the regulations promulgated under Section 16 of the Exchange Act).

5. OPTIONS. The Committee may grant Options to Participants and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("***ISOs***") or Nonqualified Stock Options ("***NQSOs***"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

5.1 Option Grant. Each Option granted under this Plan will identify the Option as an ISO or an NQSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for each Option; and (y) select from among the Performance

Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.

5.2 Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3 Exercise Period. Options may be exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option; provided, however, that no Option will be exercisable after the expiration of ~~ten (10~~six (6) years from the date the Option is granted; and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary of the Company ("***Ten Percent Shareholder***") will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4 Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted; provided that: (i) the Exercise Price of an ISO will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant and (ii) the Exercise Price of any ISO granted to a Ten Percent Shareholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11. The Exercise Price of a NQSO may be less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant in the Committee's discretion.

5.5 Method of Exercise. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company receives: (i) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.65 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

5.6 Termination. The exercise of an Option will be subject to the following (except as may be otherwise provided in an Award Agreement):

(a) If the Participant is Terminated for any reason except for Cause or the Participant's death or Disability, then the Participant may exercise such Participant's Options only to the extent that such Options would have been exercisable by the Participant on the Termination Date no later than three (3) months after the Termination Date (or such shorter time period or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond three (3) months after the Termination Date deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(b) If the Participant is Terminated because of the Participant's death (or the Participant dies within three (3) months after a Termination other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant's legal representative, or authorized assignee, no later than twelve (12) months after the Termination Date (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond (a) three (3) months after the Termination Date when the Termination is for any reason other than the Participant's death, or (b) twelve (12) months after the Termination Date when the Termination is for the Participant's death, deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(c) If the Participant is Terminated because of the Participant's Disability, then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the Termination Date (with any exercise beyond (a) three (3) months after the Termination Date when the Termination is for a Disability that is not a "permanent and total disability" as defined in Section 22(e)(3) of the Code, or (b) twelve (12) months after the Termination Date when the Termination is for a Disability that is a "permanent and total disability" as defined in Section 22(e)(3) of the Code, deemed to be exercise of an NQSO), but in any event no later than the expiration date of the Options.

(d) If the Participant is terminated for Cause, then Participant's Options shall expire on such Participant's Termination Date, or at such later time and on such conditions as are determined by the Committee, but in any no event later than the expiration date of the Options.

5.7 Limitations on Exercise. The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.8 Limitations on ISOs. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NQSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.9 Modification, Extension or Renewal. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.

5.10 No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6. RESTRICTED STOCK AWARDS.

6.1 Awards of Restricted Stock. A Restricted Stock Award is an offer by the Company to sell to a Participant Shares that are subject to restrictions ("***Restricted Stock***"). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

6.2 Restricted Stock Purchase Agreement. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. A Participant accepts a Restricted Stock Award by signing and delivering to the Company an Award Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer of such Restricted Stock Award will terminate, unless the Committee determines otherwise.

6.3 Purchase Price. The Purchase Price for a Restricted Stock Award will be determined by the Committee and may be less than Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 of the Plan, and the Award Agreement.

6.4 Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified number of years of service with the Company or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant's Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

6.5 Termination of Participant. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

7. STOCK BONUS AWARDS.

7.1 Awards of Stock Bonuses. A Stock Bonus Award is an award to an eligible person of Shares (which may consist of Restricted Stock or Restricted Stock Units) for services to be rendered or for past services already rendered to the Company or any Parent or Subsidiary. All Stock Bonus Awards shall be made pursuant to an Award Agreement. No payment from Participant will be required for Shares awarded pursuant to a Stock Bonus Award.

7.2 Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified number of years of service with the Company or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.

7.3 Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment.

7.4 Termination of Participation. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

8. STOCK APPRECIATION RIGHTS.

8.1 Awards of SARs. A Stock Appreciation Right ("***SAR***") is an award to a Participant that may be settled in cash, or Shares (which may consist of Restricted Stock), having a value equal to (a) the difference between the Fair Market Value on the date of exercise over the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs shall be made pursuant to an Award Agreement.

8.2 Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the effect of the Participant's Termination on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted, and may be less than Fair Market Value. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant's individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for each SAR; and (y) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.

8.3 Exercise Period and Expiration Date. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement shall set forth the expiration date; provided that no SAR will be exercisable after the expiration of ~~ten (10~~six (6) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.4 Form of Settlement. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (i) the difference between the Fair Market Value of a Share on the date of exercise over the Exercise Price; times (ii) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

9. RESTRICTED STOCK UNITS.

9.1 Awards of Restricted Stock Units. A Restricted Stock Unit ("***RSU***") is an award to a Participant covering a number of Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock). All RSUs shall be made pursuant to an Award Agreement.

9.2 Terms of RSUs. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU; (b) the time or times during which the RSU may be settled; and (c) the consideration to be distributed on settlement, and the effect of the Participant's Termination on each RSU.

An RSU may be awarded upon satisfaction of such Performance Factors (if any) during any Performance Period as are set out in advance in the Participant's Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for the RSU; (y) select from among the Performance Factors to be used to measure the performance, if any; and (z) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap and participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.

9.3 Form and Timing of Settlement. Payment of earned RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both.

9.4 Termination of Participant. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

10. PERFORMANCE SHARES.

10.1 Awards of Performance Shares. A Performance Share Award is an award to a Participant denominated in Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock). Grants of Performance Shares shall be made pursuant to an Award Agreement.

10.2 Terms of Performance Shares. The Committee will determine, and each Award Agreement shall set forth, the terms of each award of Performance Shares including, without limitation: (a) the number of Shares deemed subject to such Award; (b) the Performance Factors and Performance Period that shall determine the time and extent to which each award of Performance Shares shall be settled; (c) the consideration to be distributed on settlement, and the effect of the Participant's Termination on each award of Performance Shares. In establishing Performance Factors and the Performance Period the Committee will: (x) determine the nature, length and starting date of any Performance Period; (y) select from among the Performance Factors to be used; and (z) determine the number of Shares deemed subject to the award of Performance Shares. Prior to settlement the Committee shall determine the extent to which Performance Shares have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Shares that are subject to different Performance Periods and different performance goals and other criteria.

10.3 Value, Earning and Timing of Performance Shares. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant. After the applicable Performance Period has ended, the holder of Performance Shares will be entitled to receive a payout of the number of Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Factors or other vesting provisions have been achieved. The Committee, in its sole discretion, may pay earned Performance Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Shares at the close of the applicable Performance Period) or in a combination thereof.

10.4 Termination of Participant. Except as may be set forth in the Participant's Award Agreement, vesting ceases on such Participant's Termination Date (unless determined otherwise by the Committee).

11. PAYMENT FOR SHARE PURCHASES.

Payment from Participant for Shares purchased pursuant to this Plan may be made in cash or by check or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Award will be exercised or settled;

(c) by waiver of compensation due or accrued to the Participant for services rendered or to be rendered to the Company or a Parent or Subsidiary of the Company;

(d) by consideration received by the Company pursuant to a broker-assisted and/or same day sale (or other) cashless exercise program implemented by the Company in connection with the Plan;

(e) by any combination of the foregoing; or

(f) by any other method of payment as is permitted by applicable law.

12. GRANTS TO OUTSIDE DIRECTORS.

12.1 Types of Awards. Outside Directors are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board, or made from time to time as determined in the discretion of the Board.

12.2 Eligibility. Awards pursuant to this Section 12 shall be granted only to Outside Directors. An Outside Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.

12.3 Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards shall vest, become exercisable and be settled as determined by the Board. With respect to Options and SARs, the exercise price granted to Outside Directors shall not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.

13. WITHHOLDING TAXES.

13.1 Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy applicable federal, state, local and international withholding tax requirements prior to the delivery of Shares pursuant to exercise or settlement of any Award. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable federal, state, local and international withholding tax requirements.

13.2 Stock Withholding. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may require or permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld, or (iii) delivering to the Company already-owned Shares having a Fair Market Value equal to the minimum statutory amount required to be withheld. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

14. TRANSFERABILITY. Unless determined otherwise by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards shall be exercisable: (i) during the Participant's lifetime only by (A) the Participant, or (B) the Participant's guardian or legal representative; and (ii) after the Participant's death, by the legal representative of the Participant's heirs or legatees

15. PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

15.1 Voting and Dividends. No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued to the Participant. After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to retain such stock dividends or stock distributions with respect to Shares that are repurchased at the Participant's Purchase Price or Exercise Price, as the case may be, pursuant to Section 15.2.

15.2 Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of any or all Unvested Shares held by a Participant following such Participant's Termination at any time within ninety (90) days after the later of the Participant's Termination Date and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Purchase Price or Exercise Price, as the case may be.

16. CERTIFICATES. All certificates for Shares or other securities delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted.

17. ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant's obligation to the Company under the promissory note; provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.

18. REPRICING; EXCHANGE AND BUYOUT OF AWARDS.~~The~~ Provided that stockholder approval is first obtained, the Committee (a) may reprice (i.e., reduce the Exercise Price of) Options or ~~SARS without prior stockholder approval. The Committee~~ SARs; (b) may~~,~~ at any time or from time to time ~~authorize the Company, in the case of~~ implement an ~~Option~~Exchange Program; or ~~SAR exchange, and with the consent of the respective Participants (unless not required pursuant to Section 5.9 of the Plan), to pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards. The Committee~~(c) may reduce the Exercise Price of outstanding Options or SARs without the consent of affected Participants by a written notice to them.

19. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the

Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state or federal law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20. NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent or Subsidiary of the Company or limit in any way the right of the Company or any Parent or Subsidiary of the Company to terminate Participant's employment or other relationship at any time.

21. CORPORATE TRANSACTIONS.

21.1 Assumption or Replacement of Awards by Successor. In the event of a Corporate Transaction any or all outstanding Awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, then notwithstanding any other provision in this Plan to the contrary, such Awards will expire on such transaction at such time and on such conditions as the Board will determine; the Board (or, the Committee, if so designated by the Board) may, in its sole discretion, accelerate the vesting of such Awards in connection with a Corporate Transaction. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Participant in writing or electronically that such Award will be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction.

Notwithstanding anything to the contrary in this Section 21.1, the Committee, in its sole discretion, may grant Awards that provide for acceleration upon a Corporate Transaction or in other events in the specific Award Agreements.

21.2 Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code).

21.3 Outside Directors' Awards. Notwithstanding any provision to the contrary herein, in the event of a Corporate Transaction, the vesting of all Awards granted to Outside Directors shall accelerate and such Awards shall become exercisable (as applicable) in full prior to the consummation of such event at such times and on such conditions as the Committee determines.

22. ADOPTION AND SHAREHOLDER APPROVAL. This Plan shall be submitted for the approval of the Company's shareholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.

23. TERM OF PLAN. Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. This Plan and all Awards granted hereunder shall be governed by and construed in accordance with the laws of the State of Delaware.

24. AMENDMENT OR TERMINATION OF PLAN. The Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided, however, that the Board will not, without the approval of the shareholders of the Company, amend this Plan in any manner that requires such shareholder approval; provided further, that a Participant's Award shall be governed by the version of this Plan then in effect at the time such Award was granted.

25. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the shareholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. INSIDER TRADING POLICY. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by Employees, officers and/or directors of the Company.

27. DEFINITIONS. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:

"***Award***" means any award under the Plan, including any Option, Restricted Stock, Stock Bonus, Stock Appreciation Right, Restricted Stock Unit or award of Performance Shares.

"***Award Agreement***" means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

"***Board***" means the Board of Directors of the Company.

"***Cause***" means (a) the commission of an act of theft, embezzlement, fraud, dishonesty, (b) a breach of fiduciary duty to the Company or a Parent or Subsidiary, or (c) a failure to materially perform the customary duties of Employee's employment.

"***Code***" means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

"***Committee***" means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

"***Company***" means Glu Mobile Inc., or any successor corporation.

"***Consultant***" means any person, including an advisor or independent contractor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

"***Corporate Transaction***" means the occurrence of any of the following events: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then-outstanding voting securities; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

"***Director***" means a member of the Board.

"***Disability***" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided, however, that except with respect to Awards granted as ISOs, the Committee in its discretion may determine whether a total and permanent disability exists in accordance with non-discriminatory and uniform standards adopted by the Committee from time to time, whether temporary or permanent, partial or total, as determined by the Committee.

"***Effective Date***" means the date of the underwritten initial public offering of the Company's Common Stock pursuant to a registration statement is declared effective by the SEC.

"***Employee***" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

"***Exchange Act***" means the United States Securities Exchange Act of 1934, as amended.

"***Exercise Price***" means the price at which a holder of an Option or SAR may purchase the Shares issuable upon exercise of an Option or SAR.

"***Exchange Program***" means a program pursuant to which outstanding Awards are surrendered, cancelled or exchanged for cash, the same type of Award or a different Award (or combination thereof).

"***Fair Market Value***" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(a) if such Common Stock is then quoted on the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (collectively, the "***Nasdaq Market***"), its closing price on the Nasdaq Market on the date of determination, or if there are no sales for such date, then the last preceding business day on which there were sales, as reported in *The Wall Street Journal* or such other source as the Board or the Committee deems reliable;

(b) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in *The Wall Street Journal* or such other source as the Board or the Committee deems reliable;

(c) if such Common Stock is publicly traded but is neither quoted on the Nasdaq Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in *The Wall Street Journal* or such other source as the Board or the Committee deems reliable;

(d) in the case of an Option or SAR made on the Effective Date, the price per share at which shares of the Company's Common Stock are initially offered for sale to the public by the Company's underwriters in the initial public offering of the Company's Common Stock pursuant to a registration statement filed with the SEC under the Securities Act; or

(e) if none of the foregoing is applicable, by the Board or the Committee in good faith.

"***Insider***" means an officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

"***Option***" means an award of an option to purchase Shares pursuant to Section 5.

"***Outside Director***" means a Director who is not an Employee of the Company or any Parent or Subsidiary.

"***Parent***" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"***Participant***" means an Employee, Consultant or Director (including Outside Directors) who receives an Award under this Plan.

"***Performance Factors***" means the factors selected by the Committee, which may include, but are not limited to the, the following measures (whether or not in comparison to other peer companies) to determine whether the performance goals established by the Committee and applicable to Awards have been satisfied:

- Net revenue and/or net revenue growth;
- Earnings per share and/or earnings per share growth;
- Earnings before income taxes and amortization and/or earnings before income taxes and amortization growth;
- Operating income and/or operating income growth;
- Net income and/or net income growth;
- Total stockholder return and/or total stockholder return growth;
- Return on equity;
- Operating cash flow return on income;
- Adjusted operating cash flow return on income;
- Economic value added;
- Individual business objectives; and
- Company specific operational metrics.

"***Performance Period***" means the period of service determined by the Committee, not to exceed five (5) years, during which years of service or performance is to be measured for the Award.

"***Performance Share***" means an Award granted pursuant to Section 10 of the Plan.

"***Plan***" means this Glu Mobile Inc. 2007 Equity Incentive Plan.

"***Purchase Price***" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.

"***Restricted Stock Award***" means an award of Shares pursuant to Section 6 of the Plan, or issued pursuant to the early exercise of an Option.

"***Restricted Stock Unit***" means an Award granted pursuant to Section 9 of the Plan.

"***SEC***" means the United States Securities and Exchange Commission.

"***Securities Act***" means the United States Securities Act of 1933, as amended.

"***Shares***" means shares of the Company's Common Stock, as adjusted pursuant to Sections 2 and 21, and any successor security.

"***Stock Appreciation Right***" means an Award granted pursuant to Section 8 of the Plan.

"***Stock Bonus***" means an Award granted pursuant to Section 7 of the Plan.

"***Subsidiary***" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"***Termination***" or "***Terminated***" means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an employee, officer, director, consultant, independent contractor or advisor to the Company or a Parent or Subsidiary of the Company. An employee will not be deemed to have ceased to provide services in the case of (i) sick leave, (ii) military leave, or (iii) any other leave of absence approved by the Committee; provided, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing. In the case of any employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or a Parent or Subsidiary of the Company as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "***Termination Date***").

"***Unvested Shares***" means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX B

SUPPLEMENTAL INFORMATION REGARDING NON-GAAP FINANCIAL MEASURES

The Compensation Discussion and Analysis ("CD&A") section of this proxy statement contains the following non-GAAP financial measures: (a) non-GAAP smartphone revenues for fiscal 2011 and 2012 and for the first and second half of 2012; (b) 2012 non-GAAP Android smartphone revenues generated from porting activities over which Kal Iyer had primary responsibility; and (c) 2012 non-GAAP operating profit/(loss). The tables below reconcile these non-GAAP financial measures to the most directly comparable financial measure prepared in accordance with generally accepted accounting principles ("GAAP").

We have provided the non-GAAP financial measures in the CD&A solely because our Compensation Committee used them as 2012 performance metrics for executive compensation purposes. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Our Compensation Committee believes that using these financial measures is appropriate for the compensation purposes for which they are used, and we are required to disclose these measures in the CD&A pursuant to Securities and Exchange Commission regulations.

The following table contains the GAAP to non-GAAP reconciliation for our smartphone revenues, excluding revenues that we directly generated from our GameSpy Industries, Inc. ("GameSpy") business that we acquired in August 2012, for the periods indicated:

	Year Ended December 31, 2011	Six Months Ended June 30, 2012	Six Months Ended December 31, 2012	Year Ended December 31, 2012
	(in thousands) (unaudited)			
GAAP smartphone revenues	$35,094	$37,290	$37,068	$74,358
Change in deferred smartphone revenue and amortization of in-process development contracts	6,810	591	(334)	257
Non-GAAP smartphone revenues	**41,904**	**37,881**	**36,734**	**74,615**
GameSpy Non-GAAP smartphone revenues	—	—	1,023	1,023
Non-GAAP smartphone revenues (excluding GameSpy)	**$41,904**	**$37,881**	**$35,771**	**$73,592**

The following table contains the GAAP to non-GAAP reconciliation for our Android smartphone revenues for the year ended December 31, 2012 related to Android porting activities over which Kal Iyer had primary responsibility:

	Year Ended December 31, 2012
	(in thousands) (unaudited)
GAAP Android smartphone revenues	$22,321
Change in deferred Android smartphone revenue and amortization of in-process development contracts	571
Non-GAAP Android smartphone revenues	**22,892**
Android smartphone revenues related to Android porting activities over which Kal Iyer did not have primary responsibility	(2,068)
Non-GAAP Android smartphone revenues	**$20,824**

Proxy

The following table contains the GAAP to non-GAAP reconciliation for our operating profit/(loss), excluding all revenues and operating expenses directly attributable to our GameSpy business, for the year ended December 31, 2012:

	Year Ended December 31, 2012
	(in thousands) (unaudited)
GAAP operating loss	**$(22,106)**
Change in deferred revenues and amortization of in-process development contracts	263
Non-GAAP cost of revenues adjustment	3,759
Stock-based compensation	5,822
Amortization of intangibles	1,980
Transitional costs	489
Change in fair value of the contingent consideration of the Blammo Games Inc. earnout	167
Impairment of goodwill	3,613
Restructuring charge	1,371
Non-GAAP operating profit/(loss)	**(4,642)**
GameSpy non-GAAP operating loss	(378)
Bonus plan true-up	(141)
Non-GAAP operating profit/(loss), excluding GameSpy	**$ (4,123)**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-33368

Glu Mobile Inc.
(Exact name of registrant as specified in its charter)

Delaware	**91-2143667**
(State or Other Jurisdiction of Incorporation or Organization)	**(IRS Employer Identification No.)**
45 Fremont Street, Suite 2800 San Francisco, California	**94105**
(Address of Principal Executive Offices)	**(Zip Code)**

(415) 800-6100
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 Regulation S-T (§ 232.405 of this chapter during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer	☑
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing price of such stock on such date as reported by The NASDAQ Global Market, was approximately $333,137,884. Shares of common stock held by each executive officer and director of the registrant and by each person who owns 10% or more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the registrant's common stock as of March 1, 2013 was 66,635,920.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for registrant's 2013 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after registrant's fiscal year ended December 31, 2012 are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements

The information in this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this report, particularly in the section titled "Risk Factors," and the risks discussed in our other Securities and Exchange Commission (the "SEC") filings. We undertake no obligation to update the forward-looking statements after the date of this report, except as required by law.

PART I

Item 1. *Business*

General

Glu Mobile develops and publishes a portfolio of action/adventure and casual games designed to appeal to a broad cross section of the users of smartphones and tablet devices who purchase our games through direct-to-consumer digital storefronts, such as the Apple App Store, Google Play store, Amazon Appstore, Microsoft Xbox Live marketplace and Samsung App Store. We create games based on our own brands, including *Blood & Glory*, *Big Time Gangsta*, *Contract Killer*, *Contract Killer: Zombies*, *Deer Hunter*, *Eternity Warriors*, *Frontline Commando*, *Gun Bros*, *Samurai vs. Zombies Defense* and *Stardom*, as well as third-party licensed brands. We are based in San Francisco, California.

We were incorporated in Nevada in May 2001 as Cyent Studios, Inc. and changed our name to Sorrent, Inc. later that year. In November 2001, we incorporated a wholly owned subsidiary in California, and, in December 2001, we merged the Nevada corporation into this California subsidiary to form Sorrent, Inc., a California corporation. In May 2005, we changed our name to Glu Mobile Inc. In March 2007, we completed our initial public offering and our common stock is traded on the NASDAQ Global Market under the symbol "GLUU." Except where the context requires otherwise, in this Annual Report on Form 10-K, references to "Company," "Glu," "Glu Mobile," "we," "us" and "our" refer to Glu Mobile Inc., and where appropriate, its subsidiaries.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other reports, and amendments to these reports, required of public companies with the SEC. The public can read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 and can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We make available free of charge on the Investor Relations section of our corporate website all of the reports we file with the SEC as soon as reasonably practicable after they are filed. Our internet website is located at www.glu.com and our Investor Relations website is located at www.glu.com/investors. The information on our website is not incorporated into this report, unless otherwise expressly stated. **Copies of our Annual Report on Form 10-K for the year ended December 31, 2012 may also be obtained, without charge, by contacting Investor Relations, Glu Mobile Inc., 45 Fremont Street, Suite 2800, San Francisco, California 94105 or by calling 415-800-6100.**

Business Developments and Strategy

Since January 1, 2012, we have taken the following actions to support our business:

- We continued to focus our efforts on developing and publishing games for smartphones and tablet devices, such as Apple's iPhone and iPad and mobile devices utilizing Google's Android operating system, such as Samsung's Galaxy product line and Amazon's Kindle Fire. Our significant achievements related to these efforts included the following:
  - We generated $74.4 million in smartphone revenues in 2012, a 112% increase from the $35.1 million in smartphone revenues we generated in 2011.
  - Smartphone revenues comprised 85.0% of our total revenues in 2012 compared with 53.0% of our total revenues in 2011.
  - Our gross margin increased to 85.5% from 72.2% in 2012.
  - In December 2012, we had approximately 3.5 million daily active users and 34.8 million monthly active users of our games on our primary distribution platforms, including Apple's App Store, the Google Play Store, Amazon's Appstore and the Mac App Store.
  - As of December 31, 2012, we had approximately 384.0 million cumulative installs of our smartphone games on our primary distribution platforms noted in the preceding bullet, including approximately 54.0 million installs during the fourth quarter of 2012.
- We continued to execute on our strategy to become the leading developer and publisher of "freemium" games for smartphones, tablets and other platforms. Freemium games are games that a player can download and play for free, but which allow players to access a variety of additional content and features for a fee and to engage with various advertisements and offers that generate revenues for us. We released 21 freemium games during 2012, and expect to release approximately 15 additional freemium titles during 2013.
- In April 2012, we acquired from Atari, Inc. the Deer Hunter trademark and associated domain names and also entered into an agreement with Atari for the exclusive, irrevocable, sublicensable and transferable worldwide license to the other intellectual property associated with the Deer Hunter brand. The acquisition of the *Deer Hunter* brand assets enabled us to expand our portfolio of original intellectual property and to eliminate our royalty payments to Atari for games based on this brand. We subsequently released *Deer Hunter Reloaded* in April 2012, which was one of our highest revenue-generating games of 2012.
- We significantly increased the revenues that we generate from titles based on our own intellectual property, deriving 80.5% of our total revenues in 2012 from original intellectual property titles compared with 49.3% in 2011. Some of the successful original intellectual property titles that we launched in 2012 were *Blood & Glory: Legend, Contract Killer 2, Contract Killer: Zombies 2, Deer Hunter Reloaded* and *Eternity Warriors 2,* each of which was a sequel or brand extension of our existing original intellectual property. We also launched a new original intellectual property title, *Samurai vs. Zombies Defense*. We intend to continue to base the substantial majority of our games upon our own intellectual property, which we believe will continue to increase our margins and enhance our long-term value.
- In August 2012, we acquired GameSpy Industries, Inc., a provider of technology and services for multiplayer and server-based gaming.
- In October 2012, we entered into an agreement with Probability PLC to create Glu original intellectual property branded mobile casino games for consumers in the United Kingdom and Italy. Probability launched a real-money slots game based on our *Samurai vs. Zombies Defense* brand in the first quarter of 2013.

- In November 2012, we hired Matt Ricchetti as our first President of Studios to oversee all of our worldwide development studios and focus on improving the monetization of our games.
- Although our primary focus is creating and distributing freemium games based on our own intellectual property, to further expand our business, in February 2013, we announced the creation of our Glu Publishing division, which will seek to enter into strategic relationships with third-party developers to publish their titles through our network of distribution channels.

The mobile games market continued to undergo significant changes in 2012. There has been, and we believe that there will continue to be, an increase in the number of smartphones sold as consumers continue to migrate from traditional feature phones to these next-generation devices. In addition, since early 2010, Apple, Amazon, Microsoft, Samsung and a number of other manufacturers have introduced tablet devices, which enable mobile game developers to create titles that are optimized for larger screen sizes and designed to take advantage of the tablets' advanced capabilities and functionality. Furthermore, during the fourth quarter of 2012, Apple introduced a smaller version of its tablet, the iPad mini, which could spur additional consumer adoption of tablets. We believe that the worldwide proliferation of smartphones and tablets will continue for the foreseeable future.

We continued to execute on our strategy of becoming the leading developer and publisher of freemium games for smartphones, tablets and other advanced platforms. In order for us to achieve this goal, we must develop and publish mobile games that are widely accepted and commercially successful on digital storefronts that distribute games for these devices and platforms. These include Apple's App Store and Mac App Store, the Google Play Store and Google Chrome, Amazon's Appstore, Microsoft's Xbox Live Marketplace and the Samsung App Store. Accordingly, we have concentrated our product development efforts exclusively towards developing new titles for smartphones, tablets and advanced platforms, and intend to continue to devote significantly fewer resources in future periods towards selling and supporting games for feature phones.

We have succeeded in generating a large number of downloads of our games. This is in part because our games can be downloaded and played for free, which enables us to build a significantly larger customer base more quickly than we could if we charged users an up-front fee for downloading our games, which was our previous feature phone business model. In addition, we believe that our games consistently have high production values, are visually appealing and have engaging core gameplay. These characteristics have typically resulted in highly positive consumer reviews and enhanced our reputation for publishing compelling freemium games. We also believe that we have been a consistently good partner of both Apple and Google, which has contributed to the majority of our games receiving featuring on their storefronts when they are commercially released.


10-K

However, for us to continue to execute on our strategy of becoming the leading developer and publisher of freemium games for smartphones, tablets and other advanced platforms, we must improve our monetization of the many daily and monthly active users of our games. We believe that deep monetization is one of the primary areas in which we must be proficient to succeed in the mobile gaming industry in 2013 and beyond. Accordingly, we have implemented a number of measures designed to improve the monetization of our games. These include: (1) hiring a number of new personnel with monetization expertise; (2) including new categories of games in our planned 2013 product portfolio that often have higher monetization rates than our single-player focused action/adventure and casual games (such as role-playing games and real-time strategy games); and (3) including deeper "meta game" functionality in our game, by which we mean increasing the player's ability to continue to create content or otherwise invest in the game outside the core gameplay loop, which we believe should result in increased player retention.

Our Products

We develop and publish a portfolio of action/adventure and casual games designed to appeal to a broad cross section of the users of smartphones and tablet devices. Although we have licensed, and intend to continue to selectively license, third-party brands, we have since 2010 concentrate on developing games based on our own intellectual property, which include *Big Time Gangsta'*, *Blood & Glory, Bug Village, Contract Killer, Contract Killer: Zombies, Deer Hunter, Dragon Storm, Eternity Warriors, Frontline Commando, Gun Bros, Lil' Kingdom, Samurai vs. Zombies Defense, Small Street* and *Stardom.*

Although users can download and play our freemium games free of charge, they can purchase virtual currency to buy various virtual items to enhance their gameplay experience—we refer to these as "in-app purchases" or "micro-transactions". Some of the benefits that players receive from their in-app purchases include:

- *Play Longer Through Better Equipment*—We generally design our games to become significantly more challenging as the player advances through the game. For a game like *Blood & Glory Legend,* players can use their virtual currency to purchase more powerful weapons, stronger armor and healing potions to increase their odds of continued survival.
- *Play Longer Through Energy Replenishment*—We design some of our games, such as *Contract Killer,* to have short playing sessions, the duration of which are limited by the energy available for each session. Players of *Contract Killer* can use their virtual currency to purchase items that will replenish their energy and enable them to extend their game play session.
- *Accelerate Game Progress*—Although some players are content to slowly "grind" their way through progressing in a game, other users are willing to purchase items to accelerate their progression. For example, *Dragon Storm* enables players to spend their virtual currency to have tasks, such as the construction of buildings, instantly completed, thus allowing the user to accelerate his or her progress in the game.
- *Customization*—Our games generally enable consumers to express themselves by customizing their character or the world the character inhabits. For example, *Stardom: Hollywood* allows users to personalize their characters' appearance, clothing and living environment, as well as purchase special items available for a limited time, such as for holidays.

We sell virtual currency to consumers at various prices ranging from $0.99 to $99.99, which is consistent with storefront pricing guidelines, with the significant majority of player purchases occurring at the lower price points. The digital storefronts generally share with us 70% of the consumers' payments for virtual currency, which we record as revenues. Consumers may also acquire virtual currency through game play or by completing offers, as described below.

In addition to in-app purchases of virtual currency, we also monetize our games through offers and in-game advertising. Offers enable users to acquire virtual currency without paying cash but by instead taking specified actions, such as downloading another application, watching a short video, subscribing to a service or completing a survey. We work with third parties to provide these offers to end users of our freemium games, and we receive a payment from the third-party offer provider based on consumers responding to these offers. We also work with third-party advertising aggregators who embed advertising, such as banner ads, in our games; the aggregators typically pay us based on the number of impressions, which is the number of times an advertisement is shown to a player. In addition, we from time to time work directly with other application developers to include advertising for their applications in our games, and the developers pay us based on either the number of impressions in our games or the number of users who download the developer's application.

We have generally designed our games to incorporate social features that enhance the user's game play experience, and we intend to continue to introduce more social, community-based features into many of our new titles by leveraging the technology that we acquired in the GameSpy acquisition. For example, *Dragon Storm* includes live chat functionality and enables users to create alliances with other players, *Gun Bros 2* enables players across Apple's iOS and Mac OS platforms to compete against each other in real-time, synchronous combat, and *Stardom: Hollywood* allows users to incorporate their friends into the game by filming movies and going on dates with them. Many of our games also leverage technologies such as Apple's Game Center or Facebook Connect, which enables players to compare their high scores and achievements with their friends and against the global leaderboard.

Our smartphone games typically have "thick clients" due to their high production values and, in some cases, 3-D graphics. A thick client game means that our games have a large file size, often 100 megabytes or more, that resides on the player's device. Because of the inherent limitations of the digital platforms and telecommunications networks, which, at best, only allow applications that are less than 50 megabytes to be downloaded over a carrier's wireless network, users generally must download one of our games either via a wireless Internet (wifi) connection or initially to their computer and then load the game to their device.

The table below sets forth each of the titles that we released in 2012, as well as the title's launch date, genre and whether it was based on Glu's intellectual property or a licensed brand.

Title	Release Date	Genre	Intellectual Property
Poker Hold'em Challenge	February 2012	Alternative Sports	Glu Owned
Rogue Racing	February 2012	Alternative Sports	Glu Owned
Small Street	February 2012	Casual	Glu Owned
Samurai vs. Zombies Defense	March 2012	Action-Adventure	Glu Owned
Deer Hunter Reloaded	April 2012	Alternative Sports	Glu Owned
Lil' Kingdom	April 2012	Casual	Glu Owned
Mutant Roadkill	July 2012	Action-Adventure	Glu Owned
Blood & Glory Legend	August 2012	Action-Adventure	Glu Owned
Eternity Warriors 2	August 2012	Action-Adventure	Glu Owned
Gears & Guts	August 2012	Action-Adventure	Glu Owned
Ham on the Run	August 2012	Casual	Glu Owned
Tavern Quest	August 2012	Casual	Glu Owned
Bombshells: Hell's Belles	September 2012	Action-Adventure	Glu Owned
Campers!	September 2012	Casual	Glu Owned
Enchant U	September 2012	Casual	Glu Owned
Indestructible	September 2012	Action-Adventure	Glu Owned
My Dragon	September 2012	Casual	Glu Owned
Contract Killer 2	October 2012	Action-Adventure	Glu Owned
Death Dome	October 2012	Action-Adventure	Glu Owned
Call of Duty Black Ops Zombies (Premium; Android devices only)	August 2012	Action-Adventure	Licensed
Contract Killer: Zombies 2	November 2012	Action-Adventure	Glu Owned
Dragon Slayer	November 2012	Action-Adventure	Glu Owned

As the table illustrates, all but one of our 2012 games was based on our own intellectual property, and we expect this to be the case for the substantial majority of the games that we release in 2013. In 2012, 2011 and 2010, games based on our own intellectual property accounted for approximately 80.5%, 49.3% and 21.9% of our revenues, respectively.

For games based on licensed brands, we share with the licensor a portion of our revenues. The average royalty rate that we paid on games based on licensed intellectual property was approximately 36.5% in 2012, 31.4% in 2011 and 33.4% in 2010. However, the individual royalty rates that we pay can be significantly above or below the average based on a variety of factors, such as the strength of the licensed brand, our development and porting obligations, and the platforms for which we are permitted to distribute the licensed content. The substantial majority of our licenses were entered into before 2010, and do not grant us the right to develop games for smartphone platforms.

Although for the past three years we have focused our efforts on developing freemium games, we also continue to sell premium games, which consumers download for a fee. Our premium games are generally our feature phone titles that are based on licensed intellectual property, though we do on occasion sell premium games for smartphones, such as *Call of Duty Black Ops Zombies*, and we generally do not continue to update premium games after the initial launch. We typically sell our premium games at prices ranging between $0.99 and $6.99, which is consistent with storefront pricing guidelines. For our premium smartphone games, we generally receive 70% of the consumers' payments from the digital storefront owner, as we do with sales of virtual currency. For our feature phone business, end users typically purchase our games from their wireless carrier and are charged on their monthly phone bill. Carriers normally share with us 40% to 65% of their subscribers' payments for our games, which we record as revenues.

Sales, Marketing and Distribution

We market, sell and distribute our games primarily through direct-to-consumer digital storefronts, such as Apple's App Store, the Google Play Store, Amazon's Appstore, Microsoft's Xbox Live Marketplace and the Samsung App Store. In addition to publishing our smartphone games on direct-to-consumer digital storefronts, we also publish some of our titles on other platforms, such as the Mac App Store and Google Chrome. The significant majority of our smartphone revenues have historically been derived from Apple's iOS platform, which accounted for 53.9% and 34.0% of our total revenues in 2012 and 2011, respectively. We received the majority of these iOS-related revenues directly from Apple, which represented 35.7% and 20.7% of our total revenues in 2012 and 2011, respectively, with the balance of our iOS-related revenues generated from offers and advertisements in games distributed on the Apple App Store. In addition, we generated approximately 25.5% and 11.0% of our total revenues in 2012 and 2011, respectively, from the Android platform, of which 17.6% and 6.8%, respectively, we received directly from Google for distribution of our games through the Google Play store and the balance of which we received from advertisements and offers and from other platforms that distribute apps that run the Android operating system (e.g., the Amazon App Store). We also work with third parties, including Tapjoy from which we generated 13.2% and 13.0% of our total revenues in 2012 and 2011, respectively, to provide incented offers to our players. Our revenues from Tapjoy declined significantly after Apple informed us early in the fourth quarter of 2012 that we could no longer include links to Tapjoy's HTML5 website in our games. No other smartphone platform, other than iOS and Android, or smartphone customer accounted for more than 10% of our total revenues in 2012 or 2011.

Because of the fragmentation inherent in the Android platform, we need to "port"—or convert into separate versions—our games for a significant percentage of the approximately 700 Android-based devices that are currently commercially available, many of which have different technical requirements. Since the number and variety of Android-based smartphones and tablets shipped worldwide continues to grow, we must maintain and enhance our porting capabilities, which have required, and will likely continue to require, us to invest considerable resources in this area.

As part of our efforts to successfully market our games on the direct-to-consumer digital storefronts, we attempt to educate the storefront owners about our title roadmap and seek to have our games featured or otherwise prominently placed within the storefront. We believe that the featuring or prominent placement of our games facilitates organic user discovery and is likely to result in our games achieving a greater degree of commercial success. We believe that a number of factors may influence the featuring or placement of a game, including:

- the perceived attractiveness of the title or brand;
- the level of critical or commercial success of the game or of other games previously introduced by a publisher;
- incorporation of the storefront owner's latest technology in the publisher's title;
- how strong the consumer experience is on all of the devices that discover titles using any given digital storefront;
- the publisher's relationship with the applicable storefront owner and future pipeline of quality titles for it; and
- the current market share of the publisher.

In addition to our efforts to secure prominent featuring or placement for our games, we have also undertaken a number of marketing initiatives designed to acquire customers and increase downloads of our games and increase sales of virtual currency, including:

- Undertaking extensive outreach efforts with video game websites and related media outlets, such as providing reviewers with access to our games prior to launch;
- Paying third parties, such as Tapjoy, AdMob, iAd or Flurry, to advertise or incentivize consumers to download our games through offers or recommendations;
- Using "push" notifications to alert users of sales on virtual currency or items in our games;
- Cross-promoting our games through banner advertisements in our other games, as well as advertising our games in our competitors' games; and
- Using social networking websites, such as Facebook and Twitter, to build a base of fans and followers to whom we can quickly and easily provide information about our games.

We also distribute our games through OEM arrangements, in which we receive revenues from various handset and other manufacturers to develop titles that are customized to run on their particular device. These arrangements represent a small portion of our total revenues.

For our feature phone business, we market and sell our games primarily through wireless carriers via placement in the "deck" of games and other applications that the carriers choose to make available to their customers. End users download our feature phone games to their handsets, and typically their carrier bills them a one-time fee or monthly subscription fee, depending on the end user's desired payment arrangement and the carrier's offerings. Our carrier distribution agreements establish the portion of revenues that the carrier will retain. Wireless carriers generally control the price charged to end users either by approving or establishing the price of the games charged to their subscribers. Some of our carrier agreements also restrict our ability to change established prices. We currently have agreements with numerous wireless carriers. No wireless carrier represented 10% or more of our revenues in 2012 or 2011, but Verizon Wireless accounted for 15.2% of our revenues in 2010. No other carrier represented more than 10% of our revenues in any of these years.

In addition, in the first quarter of 2013, we announced that we had established Glu Publishing, a third-party publishing business under which we will seek to acquire the rights to certain games that have been successful in international markets and localize, port to various devices and distribute the titles in new markets through our distribution channels. As part of these efforts, we hired a Vice President of Third-Party Publishing in the first quarter of 2013 and expect to hire additional personnel to support this business.

Development Studios

We have five global studios housing an aggregate of approximately 18 development teams that create and develop our games. These studios are based in San Francisco, California; Kirkland, Washington; Toronto, Canada; Beijing China; and Moscow, Russia. We also have development staff in Hyderabad, India who support our studios. Our President of Studios has primary responsibility for overseeing our development studios and their game development and monetization efforts across all of our titles.

Our game development process involves a significant amount of creativity, particularly with respect to developing original intellectual property franchises or games in which we license intellectual property from motion pictures or brands that are not based on games from other media. In addition, even where we license intellectual property based on console or Internet games, our developers must create games that are inspired by the game play of the original. In each of these cases, creative and technical studio expertise is necessary to design games that appeal to end users and work well on mobile phones and tablets with their inherent limitations, such as small screen sizes and control buttons.

Our development personnel are located in five different countries across three continents, which results in certain inherent complexities. To address these issues, we have instituted our Glu University training program. Glu University is designed to increase interaction among our studio teams, including having international studio team members regularly spend time in our San Francisco headquarters. The goal of this program is to ensure that we increase the uniformity, quality and commercial success of our games.

Product Development

We have developed proprietary technologies and product development processes that are designed to enable us to rapidly and cost effectively develop and publish games that meet the expectations and preferences of consumers and the needs of our distributors. These technologies and processes include:

- core development platforms;
- porting tools and processes;
- broad development capabilities;
- limited application hosting;
- provisioning and billing capabilities; and
- merchandising, monetization tools and marketing platform.

Since the markets for our products are characterized by rapid technological change, particularly in the technical capabilities of mobile phones and tablets, and changing end-user preferences, continuous investment is required to innovate and publish new games, regularly update our games, and modify existing games for distribution on new platforms. We have instituted a number of measures that are designed to both increase the speed with which we bring our game concepts to market, and earlier in the product development cycle identify and terminate game concepts that are unlikely to be commercially successful. For example, we typically publish our games in a limited market for several months prior to worldwide launch to identify bugs and refine gameplay and monetization before publishing the game globally. We have historically published the majority of our games internally, and have, in certain cases, retained a third-party to support our development activities. We also use third-party development tools to create many of our games, including a game development engine licensed from Unity Technologies to create most of our newest games.

We also rely on our own servers and third-party infrastructure to operate our games and to maintain and provide our analytics data. In particular, a significant portion of game traffic is hosted by Amazon Web Services, which provides us server redundancy by using multiple locations on various distinct power grids, and we expect to continue utilizing Amazon for a significant portion of our hosting services for the foreseeable future. In addition, to operate our GameSpy business, which provides technology and services for multiplayer and server-based gaming, we have a transition services agreement with IGN Entertainment, Inc., GameSpy's former parent corporation, under which IGN provides hosting services to us until August 2, 2014, unless IGN or we earlier terminate the agreement.

Research and development expenses were $54.3 million, $39.1 million and, $25.2 for 2012, 2011 and 2010, respectively.

Seasonality

Many new smartphones and tablets are released in the fourth calendar quarter to coincide with the holiday shopping season. Because many end users download our games soon after they purchase or receive their new devices, we generally experience seasonal sales increases based on the holiday selling period. Although we believe that the majority of this holiday impact occurs during the fourth quarter, some of this seasonality also occurs for us in our first calendar quarter due to some lag between device purchases and game purchases. However, the impact of this seasonality on our operating results is to some degree affected by our title release schedule. For example, we delayed several of our titles that had been scheduled to be released in the fourth quarter of 2012 into 2013, which caused our smartphone revenues for the fourth quarter of 2012 to remain relatively consistent with our smartphone revenues for the prior quarter despite the seasonality effect. In addition, companies' advertising budgets are generally highest during the fourth quarter and decline significantly in the first quarter of the following year, which affects the revenues we derive from advertisements and offers in our games. Conversely, our marketing expenses also increase in the fourth quarter, since demand for marketing is higher during the holiday season and this increased demand drives up marketing costs.

Competition

Developing, distributing and selling mobile games is a highly competitive business, characterized by frequent product introductions and rapidly emerging new platforms, technologies and storefronts. For end users, we compete primarily on the basis of game quality, brand and customer reviews. We compete for promotional and digital storefront placement based on these factors, as well as our relationship with the storefront owner, historical performance, perception of sales potential and relationships with licensors of brands and other intellectual property. For content and brand licensors, we compete based on royalty and other economic terms, perceptions of development quality, porting abilities, speed of execution, distribution breadth and relationships with storefront owners. We also compete for experienced and talented employees.

We compete with a continually increasing number of companies, including Zynga, DeNA, Gree, Nexon and many well-funded private companies, including Kabam, Rovio, Storm 8/Team Lava and Supercell. We also compete for consumer spending with large companies, such as Activision, Electronic Arts (EA Mobile), Gameloft and Take-Two Interactive, whose games for smartphones and tablets are primarily premium rather than freemium. In addition, given the open nature of the development and distribution for smartphones and tablets, we also compete or will compete with a vast number of small companies and individuals who are able to create and launch games and other content for these devices using relatively limited resources and with relatively limited start-up time or expertise. As an example of the competition that we face, it has been estimated that more than 125,000 active games were available on Apple's App Store as of December 31, 2012. The proliferation of titles in these open developer channels makes it difficult for us to differentiate ourselves from other developers and to compete for end users who purchase content for their devices without substantially increasing marketing or development costs.

Some of our competitors and our potential competitors have one or more advantages over us, either globally or in particular geographic markets, which include:

- significantly greater financial resources;
- greater experience with the freemium games business model and more effective game monetization;
- stronger brand and consumer recognition regionally or worldwide;
- greater experience integrating community features into their games and increasing the revenues derived from their users;
- the capacity to leverage their marketing expenditures across a broader portfolio of mobile and non-mobile products;
- larger installed customer bases from related platforms, such as console gaming or social networking websites, to which they can market and sell mobile games;
- more substantial intellectual property of their own from which they can develop games without having to pay royalties;
- lower labor and development costs and better overall economies of scale;
- greater platform-specific focus, experience and expertise; and
- broader global distribution and presence.

For more information on our competition, please see the Risk Factor—"The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do" and the other risk factors contained in Item 1A of this report.

Intellectual Property

Our intellectual property is an essential element of our business. We use a combination of trademark, copyright, trade secret and other intellectual property laws, confidentiality agreements and license agreements to protect our intellectual property. Our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use without our consent intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, including piracy, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. In addition, some of our competitors have in the past released games that are nearly identical to successful games released by their competitors in an effort to confuse the market and divert users from the competitor's game to the copycat game. To the extent that these tactics are employed with respect to any of our games, it could reduce our revenues.

Our trademarks that have been registered with the U.S. Patent and Trademark Office include Glu, our 2-D 'g' character logo and several of our game titles, including *Big Time Gangsta', Blood & Glory, Bonsai Blast, Brain Genius, Bug Village, Contract Killer, Deer Hunter, Eternity Warriors, Frontline Commando, Gun Bros, Magic Life, Night World, Space Monkey, Super K.O. Boxing* and *Zombie Isle*. In addition, we have trademark applications pending with the U.S. Patent and Trademark Office for our 3-D 'g' character logo and for many of our game titles. For certain titles we do not yet have, and do not intend to seek, trademark registration. We also own, or have applied to own, one or more registered trademarks in certain foreign countries, depending on the relevance of each brand to other markets. Registrations of both U.S. and foreign trademarks are renewable every ten years.

We also use third-party development tools to create many of our games, including a game development engine licensed from Unity Technologies to create most of our newest games. For more information on our relationship with Unity, please see the Risk Factor—"We use a game development engine licensed from Unity Technologies to create many of our games. If we experience any prolonged technical issues with this engine or if we lose access to this engine for any reason, it could delay our game development efforts and cause us our financial results to fall below expectations for a quarterly or annual period, which would likely cause our stock price to decline," contained in Item 1A of this report.

From time to time, we encounter disputes over rights and obligations concerning intellectual property. If we do not prevail in these disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of our games or other applications determined to infringe the rights of others, and/or be forced to pay substantial royalties to a third party, any of which would have a material adverse effect on our business, financial condition and results of operations.

Government Regulation

We are subject to various federal, state and international laws and regulations that affect our business, including those relating to the privacy and security of customer and employee personal information and those relating to the Internet, behavioral tracking, mobile applications, advertising and marketing activities, sweepstakes and contests, and gambling. Additional laws in all of these areas are likely to be passed in the future, which could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, communicate with our customers, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that are subject to privacy or security regulations, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny.

For more information on governmental regulation related to our business, please see the Risk Factor—"Our business is subject to increasing governmental regulation. If we do not successfully comply with or otherwise respond to these regulations, our business may suffer," contained in Item 1A of this report.

Financial Information about Segments and Geographic Areas

We manage our operations and allocate resources as a single reporting segment. Financial information about our segment and geographic areas is incorporated into this section by reference to Note 12 of Notes to Consolidated Financial Statements contained in Item 8 of this report. In addition, financial information regarding our operations, assets and liabilities, including our total net revenue and net loss for the years ended December 31, 2010, 2011 and 2012 and our total assets as of December 31, 2011 and 2012, is included in our Consolidated Financial Statements contained in Item 8 of this report.

For more information on our international operations, please see the Risk Factor—"We face added business, political, regulatory, operational, financial and economic risks as a result of our international operations and distribution, any of which could increase our costs and adversely affect our operating results," contained in Item 1A of this report.

Employees

As of February 28, 2013, we had 567 employees, of which 290 were based in the United States and Canada, 139 were based in Europe, 132 were based in Asia and six were based in Latin America. Our employees in Brazil and China are represented by a labor union. We have not experienced any employment-related work stoppages and consider relations with our employees to be good. We believe that our future success depends in part on our continued ability to hire, assimilate and retain qualified employees.

Executive Officers

The following table shows Glu's executive officers as of March 1, 2013 and their areas of responsibility. Their biographies follow the table.

Name	Age	Position
Niccolo M. de Masi	32	President, Chief Executive Officer and Director
Eric R. Ludwig	43	Executive Vice President and Chief Financial Officer
Scott J. Leichtner	42	Vice President, General Counsel and Corporate Secretary
Matthew P. Ricchetti	41	President of Studios

Niccolo M. de Masi has served as our President and Chief Executive Officer and as one of our directors since January 2010. Prior to joining Glu, Mr. de Masi was the Chief Executive Officer and President of Hands-On Mobile, a mobile technology company and developer and publisher of mobile entertainment, from October 2009 to December 2009, and previously served as the President of Hands-On Mobile from March 2008 to October 2009. Prior to joining Hands-On Mobile, Mr. de Masi was the Chief Executive Officer of Monstermob Group PLC, a mobile entertainment company, from June 2006 to February 2007. Mr. de Masi joined Monstermob in 2004 and, prior to becoming its Chief Executive Officer, held positions as its Managing Director and as its Chief Operating Officer where he was responsible for formulating and implementing Monstermob's growth and product strategy. Prior to joining Monstermob, Mr. de Masi worked in a variety of corporate finance and operational roles within the technology, media and telecommunications (TMT) sector, beginning his career with JP Morgan on both the TMT debt capital markets and mergers and acquisitions teams in London. He has also worked as a physicist with Siemens Solar and within the Strategic Planning and Development divisions of Technicolor. Mr. de Masi holds an M.A. degree in Physics, and an MSci. degree in Electronic Engineering—both from Cambridge University.

Eric R. Ludwig has served as our Executive Vice President and Chief Financial Officer since October 2011 and has served as our Chief Financial Officer since August 2008. Mr. Ludwig previously held the position of Senior Vice President, Chief Financial Officer and Chief Administrative Officer from September 2010 to October 2011. Prior to becoming our Chief Financial Officer, Mr. Ludwig served as our Vice President, Finance, Interim Chief Financial Officer from May 2008 to August 2008, served as our Vice President, Finance from April 2005 to May 2008 and served as our Director of Finance from January 2005 to April 2005. In addition, Mr. Ludwig has served as our Assistant Secretary since July 2006. Prior to joining us, from January 1996 to January 2005, Mr. Ludwig held various positions at Instill Corporation, an on-demand supply chain software company, most recently as Chief Financial Officer, Vice President, Finance and Corporate Secretary. Prior to Instill, Mr. Ludwig was Corporate Controller at Camstar Systems, Inc., an enterprise manufacturing execution and quality systems software company, from May 1994 to January 1996. He also worked at Price Waterhouse L.L.P. from May 1989 to May 1994. Mr. Ludwig holds a B.S. degree in Commerce from Santa Clara University and is a Certified Public Accountant (inactive).

Scott J. Leichtner has served as our Vice President, General Counsel and Corporate Secretary since September 2010. Mr. Leichtner joined Glu in June 2009 as our Senior Corporate Counsel. Prior to joining us, Mr. Leichtner was a corporate attorney at Fenwick & West LLP, a law firm serving technology and life sciences clients, from October 1997 to May 2009. Mr. Leichtner holds a B.S. degree in Political Science from Duke University and a J.D. degree from the University of Michigan.

Matthew P. Ricchetti has served as our President of Studios since October 2012. Before joining us, Mr. Ricchetti was employed by Kabam, a free-to-play games company, from June 2010 to October 2012, holding various roles and most recently as its Vice President of Mobile. From May 2009 through June 2010, Mr. Ricchetti was a Senior Game Designer and Product Manager at Zynga, Inc., a social games company. From September 2004 to May 2009, Mr. Ricchetti was a Designer and Producer at Electronic Arts, Inc., a digital interactive entertainment company. Mr. Ricchetti holds a B.A. degree in Religious Studies and East Asian Studies from Brown University.

Item 1A. *Risk Factors*

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occurs, our business and financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance. Because of the risks and uncertainties discussed below, as well as other variables affecting our operating results, past financial performance should not be considered as a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.

We have a history of net losses, may incur substantial net losses in the future and may not achieve profitability.

We have incurred significant losses since inception, including a net loss of $13.4 million in 2010, a net loss of $21.1 million in 2011 and a net loss of $20.5 million in fiscal 2012. As of December 31, 2012, we had an accumulated deficit of $232.3 million. We expect our costs in 2013 to increase over 2012 levels as we implement additional initiatives designed to increase revenues, such as hiring additional research and development personnel focused on improving the monetization of our games, developing games with greater complexity and higher production values, and increasing the amount we spend marketing our new titles. If our revenues do not increase to offset these additional expenses, if we experience unexpected increases in operating expenses or if we are required to take additional charges related to impairments or restructurings, we will continue to incur losses and will not become profitable. In addition, our revenues declined in 2010 from 2009, and only increased slightly in each of 2011 and 2012 from the preceding year. If we are unable to significantly increase our revenues or reduce our expenses, it will continue to negatively affect our operating results and our ability to achieve and sustain profitability.

We have a relatively new and evolving business model with a short operating history.

In early 2010, we changed our business model to focus on becoming a leading publisher of "freemium" games for smartphones, tablets and other advanced platforms. Freemium games are games that a player can download and play for free, but which allow players to access a variety of additional content and features for a fee and to engage with various advertisements and offers that generate revenues for us. We launched our first freemium titles in the fourth quarter of 2010, so we have a short history operating in this business model, which limits the experience upon which we can draw when making operating decisions. Our efforts to develop freemium games may prove unsuccessful or, even if successful, it may take more time than we anticipate to achieve significant revenues because, among other reasons:

- we may have difficulty optimizing the monetization of our games due to our relatively limited experience creating games that include micro-transaction capabilities, advertising and offers;
- we intend to continue to develop substantially all of our games based upon our own intellectual property, rather than well-known licensed brands, and we may encounter difficulties in generating sufficient consumer interest in and downloads of our games, particularly since we have had relatively limited success generating significant revenues from games based on our own intellectual property;
- many well-funded public and private companies have released, or plan to release, freemium games, and this competition will make it more difficult for us to differentiate our games and derive significant revenues from them;
- freemium games have a relatively limited history, and it is unclear how popular this style of game will become or remain or its revenue potential;
- our freemium strategy assumes that a large number of players will download our games because they are free and that we will subsequently be able to effectively monetize the games; however, players may not widely download our games for a variety of reasons, including poor consumer reviews or other negative publicity, ineffective or insufficient marketing efforts, lack of sufficient community features, lack of prominent storefront featuring and the relatively large file size of some of our games—our thick-client games often utilize a significant amount of the available memory on a user's device, and due to the inherent limitations of the smartphone platforms and telecommunications networks, which only allow applications that are less than 50 megabytes to be downloaded over a carrier's wireless network, players must download one of our thick-client games either via a wireless Internet (wifi) connection or initially to their computer and then side-loaded to their device;
- even if our games are widely downloaded, we may fail to retain users or optimize the monetization of these games for a variety of reasons, including poor game design or quality, lack of community features, gameplay issues such as game unavailability, long load times or an unexpected termination of the game due to data server or other technical issues, or our failure to effectively respond and adapt to changing user preferences through game updates;
- the billing and provisioning capabilities of some smartphones and tablets are currently not optimized to enable users to purchase games or make in-app purchases, which make it difficult for users of these smartphones and tablets to purchase our games or make in-app purchases and could reduce our addressable market, at least in the short term; and
- the Federal Trade Commission has indicated that it intends to review issues related to in-app purchases, particularly with respect to games that are marketed primarily to minors, and the commission might issue rules significantly restricting or even prohibiting in-app purchases or name us as a defendant in a future class-action lawsuit.

If we do not achieve a sufficient return on our investment with respect to our freemium business model, it will negatively affect our operating results and may require us to formulate a new business strategy.

We rely on a very small portion of our total players for nearly all of our revenues that we derive from in-app purchases.

Since our freemium games can be downloaded and played for free, we have succeeded in generating a significant number of game installations and significant user-base growth. However, we rely on a very small portion of our total users for nearly all of our smartphone revenues derived from in-app purchases. Since the launch of our first freemium titles in the fourth quarter of 2010, the percentage of unique paying users for our largest revenue-generating freemium games has been approximately 1%; however, in the initial period following the launch of a game, the percentage may be higher, and the percentage of unique paying users is generally lower than 1% for our less successful titles. To significantly increase our revenues, we must either increase the number of users who make in-app purchases or increase the amount that our paying players spend in our games. We have to date encountered difficulties with game monetization (for example, developing a sufficient quantity and variety of virtual goods to enable a relatively large scale of in-app purchases by an individual user). We might not succeed in our efforts to increase the monetization rates of our users, particularly if we are unable to increase the number of community features in our games. If we are unable to convert non-paying players into paying players or if the average amount of revenues that we generate from our users does not increase or declines, our business may not grow, our financial results will suffer, and our stock price may decline.

We derive the majority of our revenues from Apple's App Store and the Google Play Store, and if we are unable to maintain a good relationship with each of Apple and Google or if either of these storefronts were unavailable for any prolonged period of time, our business will suffer.

We derive the majority of our revenues from Apple's App Store and Google's Play Store, which accounted for 54.0% and 25.5%, respectively, of our total revenues in 2012. We believe that we have good relationships with each of Apple and Google, which has contributed to the majority of our freemium games being featured on their storefronts when they were commercially released. If we do not receive prominent featuring, users may find it more difficult to discover our games and we may not generate significant revenues from them. We may also be required to spend significantly more on marketing campaigns to generate substantial revenues on these platforms. In addition, currently neither Apple nor Google charges a publisher when it features one of their apps. If either Apple or Google were to charge publishers to feature an app, it could cause our marketing expenses to increase considerably. Accordingly, any change or deterioration in our relationship with either of these customers could materially harm our business and likely cause our stock price to decline.

We also rely on the continued functioning of the Apple App Store and the Google Play Store. In the past these digital storefronts have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. If either of these events recurs on a prolonged basis or other similar issues arise that impact our ability to generate revenues from these storefronts, it would have a material adverse effect on our revenues and operating results. In addition, if these storefront operators fail to provide high levels of service, our end users' ability to access our games may be interrupted or end users may not receive the virtual currency or goods for which they have paid, which may adversely affect our brand.

The operators of digital storefronts on which we publish our freemium games in many cases have the unilateral ability to change and interpret the terms of our contract with them.

Unlike our legacy feature phone business in which we and the wireless carrier or other distributor negotiated the business terms related to the distribution of our feature phone games, we distribute our freemium games through direct-to-consumer digital storefronts, for which the distribution terms and conditions are often "click through" agreements that we are not able to negotiate with the storefront operator. For example, we are subject to each of Apple's and Google's standard click-through terms and conditions for application developers, which govern the promotion, distribution and operation of applications, including our games, on their storefronts. Each of Apple and Google can unilaterally change their standard terms and conditions with no prior notice to us. In addition, the agreement terms can be vague and subject to changing interpretations by the storefront operator. For example, in the second quarter of 2011, Apple began prohibiting certain types of virtual currency-incented advertising offers in games sold on the Apple App Store. These offers accounted for approximately one-third of our smartphone revenues during the three months ended June 30, 2011, and our inability to subsequently use such offers negatively impacted our smartphone revenues thereafter. Most recently, Apple informed us early in the fourth quarter of 2012 that we could no longer include links to Tapjoy's HTML5 website in our games, which negatively impacted our ability to generate revenue through incented offers in that quarter and will likely negatively impact our revenues in future periods. Any similar changes in the future that impact our revenues could materially harm our business, and we may not receive significant or any advance warning of such change. In addition, each of Apple and Google have the right to prohibit a developer from distributing its applications on its storefront if the developer violates its standard terms and conditions. If Apple or Google or any other storefront operator determines that we are violating its standard terms and conditions, by a new interpretation or otherwise or prohibits us from distributing our games on its storefront, it would materially harm our business and likely cause our stock price to significantly decline.

The markets in which we operate are highly competitive, and many of our competitors have significantly greater resources than we do.

Developing, distributing and selling mobile games is a highly competitive business, characterized by frequent product introductions and rapidly emerging new platforms, technologies and storefronts. For end users, we compete primarily on the basis of game quality, brand and customer reviews. We compete for promotional and storefront placement based on these factors, as well as our relationship with the digital storefront owner, historical performance, perception of sales potential and relationships with licensors of brands and other intellectual property. For content and brand licensors, we compete based on royalty and other economic terms, perceptions of development quality, porting abilities, speed of execution, distribution breadth and relationships with storefront owners or carriers. We also compete for experienced and talented employees.

We compete with a continually increasing number of companies, including Zynga, DeNA, Gree, Nexon and many well-funded private companies, including Kabam, Rovio, Storm 8/Team Lava and Supercell. We also compete for consumer spending with large companies, such as Activision, Electronic Arts (EA Mobile), Gameloft and Take-Two Interactive, whose games for smartphones and tablets are primarily premium rather than freemium. In addition, given the open nature of the development and distribution for smartphones and tablets, we also compete or will compete with a vast number of small companies and individuals who are able to create and launch games and other content for these devices using relatively limited resources and with relatively limited start-up time or expertise. As an example of the competition that we face, it has been estimated that more than 125,000 active games were available on Apple's App Store as of December 31, 2012. The proliferation of titles in these open developer channels makes it difficult for us to differentiate ourselves from other developers and to compete for end users without substantially increasing our marketing expenses and development costs.

Some of our competitors and our potential competitors have one or more advantages over us, either globally or in particular geographic markets, which include:

- significantly greater financial resources;
- greater experience with the freemium games business model and more effective game monetization;
- stronger brand and consumer recognition regionally or worldwide;
- greater experience integrating community features into their games and increasing the revenues derived from their users;
- the capacity to leverage their marketing expenditures across a broader portfolio of mobile and non-mobile products;

- larger installed customer bases from related platforms, such as console gaming or social networking websites, to which they can market and sell mobile games;
- more substantial intellectual property of their own from which they can develop games without having to pay royalties;
- lower labor and development costs and better overall economies of scale;
- greater platform-specific focus, experience and expertise; and
- broader global distribution and presence.

If we are unable to compete effectively or we are not as successful as our competitors in our target markets, our sales could decline, our margins could decline and we could lose market share, any of which would materially harm our business, operating results and financial condition.

Our financial results could vary significantly from quarter to quarter and are difficult to predict, which in turn could cause volatility in our stock price.

Our revenues and operating results could vary significantly from quarter to quarter due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition, we may not be able to accurately predict our future revenues or results of operations. We base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter.

In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly results include:

- our ability to increase the number of our paying players and the amount that each paying player spends in our games;
- the popularity and monetization rates of our new games released during the quarter and the ability of games released in prior periods to sustain their popularity and monetization rates;
- the number and timing of new games released by us and our competitors, particularly those games that may represent a significant portion of revenues in a quarter, which timing can be impacted by internal development delays, shifts in product strategy and how quickly digital storefront operators review and approve our games for commercial release;
- changes in the prominence of storefront featuring for our games and those of our competitors;
- fluctuations in the size and rate of growth of overall consumer demand for smartphones, tablets, games and related content;
- decisions by us to incur additional expenses, such as increases in marketing or research and development, or unanticipated increases in vendor-related costs, such as hosting fees;
- the timing of successful mobile device launches;
- the seasonality of our industry;
- changes in accounting rules, such as those governing recognition of revenue, including the period of time over which we recognize revenue for in-app purchases of virtual currency and goods within certain of our games;
- fluctuations in the fair market value of the contingent consideration issued to the Blammo non-employee shareholders, as the fair value of the contingent consideration will be measured during each reporting period until the end of the earn-out period in March 2015;

- the amount and timing of charges related to impairments of goodwill, intangible assets, prepaid royalties and guarantees; for example, in 2010 and 2011, we impaired $663,000 and $531,000, respectively, of certain prepaid royalties and royalty guarantees, and in 2012, we impaired $3.6 million of our goodwill related to our APAC reporting unit; and
- macro-economic fluctuations in the United States and global economies, including those that impact discretionary consumer spending.

Consumer tastes are continually changing and are often unpredictable, and we compete for consumer discretionary spending against other forms of entertainment; if we fail to develop and publish new mobile games that achieve market acceptance, our sales would suffer.

Our business depends on developing and publishing mobile games that consumers will want to download and spend time and money playing. We must continue to invest significant resources in research and development, analytics and marketing to introduce new games and continue to update our successful freemium games, and we often must make decisions about these matters well in advance of product release to timely implement them. Our success depends, in part, on unpredictable and volatile factors beyond our control, including consumer preferences, competing games, new mobile platforms and the availability of other entertainment activities. If our games and related applications do not meet consumer expectations, or they are not brought to market in a timely and effective manner, our business, operating results and financial condition would be harmed. For example, we intend to include new categories of games in our planned 2013 product portfolio that often have higher monetization rates than our single-player focused action/adventure and casual games (such as role-playing games and real-time strategy games). We have limited experience creating these types of games, and if we do not succeed in these efforts, it will negatively impact our revenues and operating results for 2013 and beyond. Even if our games are successfully introduced and initially adopted, a failure to continue to update them with compelling content or a subsequent shift in the entertainment preferences of consumers could cause a decline in our games' popularity that could materially reduce our revenues and harm our business, operating results and financial condition. Furthermore, we compete for the discretionary spending of consumers, who face a vast array of entertainment choices, including games played on personal computers and consoles, television, movies, sports and the Internet. If we are unable to sustain sufficient interest in our games compared to other forms of entertainment, our business and financial results would be seriously harmed.

If we do not successfully establish and maintain awareness of our brand and games, if we incur excessive expenses promoting and maintaining our brand or our games or if our games contains defects or objectionable content, our operating results and financial condition could be harmed.

We believe that establishing and maintaining our brand is critical to establishing a direct relationship with end users who purchase our products from direct-to-consumer channels and to maintaining our existing relationships with distributors and content licensors, as well as potentially developing new such relationships. Increasing awareness of our brand and recognition of our games is particularly important in connection with our strategic focus of developing games based on our own intellectual property. Our ability to promote the Glu brand and increase recognition of our games depends on our ability to develop high-quality, engaging games. If consumers, digital storefront owners and branded content owners do not perceive our existing games as high-quality or if we introduce new games that are not favorably received by them, then we may not succeed in building brand recognition and brand loyalty in the marketplace. In addition, globalizing and extending our brand and recognition of our games is costly and involves extensive management time to execute successfully, particularly as we expand our efforts to increase awareness of our brand and games among international consumers. Although we have significantly increased our sales and marketing expenditures in connection with the launch of our games, these efforts may not succeed in increasing awareness of our brand or the new games. If we fail to increase and maintain brand awareness and consumer recognition of our games, our potential revenues could be limited, our costs could increase and our business, operating results and financial condition could suffer.

In addition, if a game contains objectionable content, we could experience damage to our reputation and brand. The majority of our successful freemium games are in the action/adventure genre, and we expect that the majority of the games that we will release in 2013 will be in that category. Some of these games contain violence or other content that certain consumers may find objectionable. For example, Apple has assigned our *Big Time Gangsta* game a 17-and-older rating due to its violence and drug and alcohol references. In addition, Google required us to submit two versions of our *Blood & Glory* and *Contract Killer: Zombies* games, one of which did not depict blood. Despite these ratings and precautions, consumers may be offended by certain of our game content games and children to whom these games are not targeted may choose to play them nonetheless. In addition, one of our employees or an employee of an outside developer could include hidden features in one of our games without our knowledge, which might contain profanity, graphic violence, sexually explicit or otherwise objectionable material. If consumers believe that a game we published contains objectionable content, it could harm our brand, consumers could refuse to buy it or demand a refund, and could pressure the digital platform operators to no longer allow us to publish the game on their platforms. Similarly, if one of our games is introduced with defects or has playability issues, it could results in negative user reviews and damage our brand. These issues could be exacerbated if our customer service department does not timely and adequately address issues that our users have encountered with our games.

We have depended on a small number of games for a significant portion of our revenues in recent fiscal periods. If these games do not continue to succeed or we do not release highly successful new games, our revenues would decline.

In the mobile gaming industry, new games are frequently introduced, but a relatively small number of games account for a significant portion of industry sales. Similarly, a significant portion of our revenues comes from a limited number of games, although the games in that group have shifted over time. Our growth depends on our ability to consistently launch new games that generate significant revenues. For example, in the third quarter of 2012, we launched 11 new games, only two of which generated significant revenues, which, in part, contributed to our revenues declining from the second quarter of 2012. Developing and launching our games and providing future content updates requires us to invest significant time and resources with no guarantee that our efforts will result in significant revenues. This risk will be magnified in 2013 because we expect to launch approximately 15 new freemium games during the year compared with the 21 freemium games that we published in 2012. As a result, if any of the games that we publish in 2013 are not successful, it will have a disproportionate impact on our overall revenue expectations for the year, and we will need to generate greater revenues from our other games to compensate for unsuccessful titles. If our new games are not successful or if we are not able to cost-effectively extend the lives of our successful games, our revenues could be limited and our business and operating results would suffer.

If we fail to maintain and enhance our capabilities for porting games to a broad array of mobile devices, particularly those utilizing the Android operating system, our revenues and financial results could suffer.

We derive the majority of our revenues from the sale of games for smartphones and tablets that utilize Apple's iOS or Google's Android operating systems. Unlike the Apple ecosystem in which Apple controls both the device (iPhone, iPod Touch and iPad) and the storefront (Apple's App Store), the Android ecosystem is highly fragmented since a large number of OEMs manufacture and sell Android-based devices that run a variety of versions of the Android operating system, and there are many Android-based storefronts in addition to the Google Play Store. For us to sell our games to the widest possible audience of Android users, we must port our games to a significant portion of the more than 700 Android-based devices that are commercially available, many of which have different technical requirements. Since the number of Android-based smartphones and tablets shipped worldwide is growing significantly, it is important that we maintain and enhance our porting capabilities, which could require us to invest considerable resources in this area. These additional costs could harm our business, operating results and financial condition. In addition, we must continue to increase the efficiency of our porting processes or it may take us longer to port games to an equivalent number of devices, which would negatively impact our margins. If we fail to maintain or enhance our porting capabilities, our revenues and financial results could suffer.

We use a game development engine licensed from Unity Technologies to create many of our games. If we experience any prolonged technical issues with this engine or if we lose access to this engine for any reason, it could delay our game development efforts and cause us our financial results to fall below expectations for a quarterly or annual period, which would likely cause our stock price to decline.

We use a game development engine licensed from Unity Technologies to create many of our games, and we expect to continue to use this engine for the foreseeable future. Because we do not own this engine, we do not control its operation or maintenance. As a result, any prolonged technical issues with this engine might not be resolved quickly, despite the fact that we have contractual service level commitments from Unity. In addition, although Unity cannot terminate our agreement absent an uncured material breach of the agreement by Glu, we could lose access to this engine under certain circumstances, such as a natural disaster that impacts Unity or a bankruptcy event. If we experience any prolonged issues with regard to the operation of the Unity game development engine or if we lose access to this engine for any reason, it could delay our game development efforts and cause us to not meet revenue expectations for a quarterly or annual period, which would likely cause our stock price to decline. Further, if one of our competitors acquired Unity, the acquiring company would be less likely to renew our agreement, which could impact our game development efforts in the future, particularly with respect to sequels to games that were created on the Unity engine.

We derive a significant portion of our revenues from advertisements and offers that are incorporated into our freemium games through relationships with third parties. If we lose the ability to provide these advertisements and offers for any reason, or if any events occur that negatively impact the revenues we receive from these sources, it would negatively impact our operating results.

We derive revenues from our freemium games though in-app purchases, advertisements and offers. We incorporate advertisements and offers into our games by implementing third parties' software development kits. We rely on these third parties to provide us with a sufficient inventory of advertisements and offers to meet the demand of our user base. If we exhaust the available inventory of these third parties, it will negatively impact our revenues. If our relationship with any of these third parties terminates for any reason, or if the commercial terms of our relationships do not continue to be renewed on favorable terms, we would need to locate and implement other third party solutions, which could negatively impact our revenues, at least in the short term. Furthermore, the revenues that we derive from advertisements and offers is subject to seasonality, as companies' advertising budgets are generally highest during the fourth quarter and decline significantly in the first quarter of the following year, which negatively impacts our revenues in the first quarter (and conversely significantly increases our marketing expenses in the fourth quarter).

In addition, the actions of the storefront operators can also negatively impact the revenues that we generate from advertisements and offers. For example, in the second quarter of 2011, Apple began prohibiting certain types of virtual currency-incented advertising offers in games sold on the Apple App Store. These offers accounted for approximately one-third of our revenues during the three months ended September 30, 2011, and our inability to utilize such offers has negatively impacted our revenues. In addition, in the third quarter of 2012, Apple made changes to its terms and conditions that could, depending on how Apple interprets them, negatively impact the revenues we generate from third-party advertising service providers. Any similar changes in the future that impact our revenues that we generate from advertisements and offers could materially harm our business.

Our acquisition activities may disrupt our ongoing business, may involve increased expenses and may present risks not contemplated at the time of the transactions.

We have acquired, and may continue to acquire, companies, products and technologies that complement our strategic direction. Acquisitions involve significant risks and uncertainties, including:

- diversion of management time and a shift of focus from operating the businesses to issues related to integration and administration;

- inability to successfully integrate the acquired technology and operations into our business and maintain uniform standards, controls, policies and procedures;
- challenges retaining the key employees, customers and other business partners of the acquired business;
- inability to realize synergies expected to result from an acquisition;
- an impairment of acquired goodwill and other intangible assets in future periods would result in a charge to earnings in the period in which the write-down occurs;
- the internal control environment of an acquired entity may not be consistent with our standards and may require significant time and resources to improve;
- in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries; and
- liability for activities of the acquired companies before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

In addition, if we issue equity securities as consideration in an acquisition, as we did for our acquisitions of Griptonite, Blammo and GameSpy, our current stockholders' percentage ownership and earnings per share would be diluted. For example, our Blammo acquisition agreement provides that the former Blammo shareholders may earn up to 3,312,937 shares of our common stock if Blammo achieves certain net revenue targets during the years ending March 31, 2013, March 31, 2014 and March 31, 2015. Because acquisitions are inherently risky, our transactions may not be successful and may, in some cases, harm our operating results or financial condition.

We rely on a combination of our own servers and third party infrastructure to operate our games. If we experience any system or network failures, cyber attacks or any other interruption to our games, it could reduce our sales, increase costs or result in a loss of revenues or end users of our games.

We rely on digital storefronts and other third-party networks to deliver games to our customers and on their or other third parties' billing systems to track and account for our game downloads. We also rely on our own servers and third-party infrastructure to operate our connected games. In particular, a significant portion of our game traffic is hosted by Amazon Web Services, which service provides server redundancy and uses multiple locations on various distinct power grids. Amazon may terminate its agreement with us upon 30 days notice. Amazon experienced a power outage during the second quarter of 2012, which affected the playability of our games for approximately one day. While this particular event did not adversely impact our business, a similar outage of a longer duration could. In addition, we use, or plan to use, GameSpy's services and equipment for many of our games, which is subject to a transitional data center services agreement between us and IGN, GameSpy's former parent corporation, that terminates on August 2, 2014, unless IGN or we earlier terminate the agreement. Any technical problem with, cyber attack on, or loss of access to these third parties' or our systems, servers or other technologies could result in the inability of end users to download or play our games, prevent the completion of billing for a game or result in the loss of users' virtual currency or other in-app purchases, interfere with access to some aspects of our games or result in the theft of end-user personal information. For example, some users of our Android-based games have experienced issues receiving the virtual currency that they purchased and paid for. In addition, if virtual assets are lost, or if users do not receive their purchased virtual currency, we may be required to issue refunds, we may receive negative publicity and game ratings, we may lose users of our games, and we may become subject to regulatory investigation or class action litigation, any of which would negatively affect our business. Any of these problems could harm our reputation or cause us to lose end users or revenues or incur substantial repair costs and distract management from operating our business.

Changes in foreign exchange rates and limitations on the convertibility of foreign currencies could adversely affect our business and operating results.

We currently transact business in more than 70 countries in more than 20 different currencies, with Pounds Sterling and Euros being the primary international currencies in which we transact business. Conducting business in currencies other than U.S. Dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. We experienced significant fluctuations in currency exchange rates in 2010, 2011 and 2012, and expect to experience continued significant fluctuations in the future. We incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency, and an increasing percentage of our international revenue is from customers who pay us in currencies other than the U.S. dollar. Fluctuations in the exchange rates between the U.S. dollar and those other currencies could result in the dollar equivalent of these expenses being higher and/or the dollar equivalent of the foreign-denominated revenue being lower than would be the case if exchange rates were stable. This could have a negative impact on our operating results. To date, we have not engaged in exchange rate hedging activities, and we do not expect to do so in the foreseeable future.

We face additional risk if a currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi in which our Chinese operations principally transact business, are subject to limitations on conversion into other currencies, which can limit our ability to react to rapid foreign currency devaluations and to repatriate funds to the United States should we require additional working capital.

We face added business, political, regulatory, operational, financial and economic risks as a result of our international operations and distribution, any of which could increase our costs and adversely affect our operating results.

International sales represented approximately 45.0%, 50.1% and 55.1% of our revenues in 2012, 2011 and 2010, respectively. To target international markets, we develop games that are customized for consumers in those markets. We have international offices located in a number of foreign countries including Canada, China, India and Russia. We expect to maintain our international presence, and we expect international sales will continue to be an important component of our revenues, particularly in APAC markets. Risks affecting our international operations include:

- our ability to develop games that appeal to the tastes and preferences of consumers in international markets;
- difficulties developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;
- multiple and conflicting laws and regulations, including complications due to unexpected changes in these laws and regulations;
- our ability to develop, customize and localize games that appeal to the tastes and preferences of consumers in international markets;
- competition from local game developers that have significant market share in certain foreign markets and a better understanding of local consumer preferences;
- potential violations of the Foreign Corrupt Practices Act and local laws prohibiting improper payments to government officials or representatives of commercial partners;
- regulations that could potentially affect the content of our products and their distribution, particularly in China;
- foreign exchange controls that might prevent us from repatriating income earned in countries outside the United States, particularly China;
- potential adverse foreign tax consequences, since due to our international operations, we must pay income tax in numerous foreign jurisdictions with complex and evolving tax laws;

- political, economic and social instability;
- restrictions on the export or import of technology;
- trade and tariff restrictions and variations in tariffs, quotas, taxes and other market barriers; and
- difficulties in enforcing intellectual property rights in certain countries.

These risks could harm our international operations, which, in turn, could materially and adversely affect our business, operating results and financial condition.

If we fail to deliver our games at the same time as new mobile devices are commercially introduced, our sales may suffer.

Our business depends, in part, on the commercial introduction of new mobile devices with enhanced features, including larger, higher resolution color screens, improved audio quality, and greater processing power, memory, battery life and storage. For example, the introduction of new and more powerful versions of Apple's iPhone and iPad and devices based on Google's Android operating system, have helped drive the growth of the mobile games market. In addition, consumers generally purchase the majority of content, such as our games, for a new device within a few months of purchasing it. We do not control the timing of these device launches. Some manufacturers give us access to their mobile devices prior to commercial release. If one or more major manufacturers were to stop providing us access to new device models prior to commercial release, we might be unable to introduce games that are compatible with the new device when the device is first commercially released, and we might be unable to make compatible games for a substantial period following the device release. If we do not adequately build into our title plan the demand for games for a particular mobile device or experience game launch delays, we miss the opportunity to sell games when new mobile devices are shipped or our end users upgrade to a new mobile device, our revenues would likely decline and our business, operating results and financial condition would likely suffer.

Our business and growth may suffer if we are unable to hire and retain key personnel.

Our future success will depend, to a significant extent, on our ability to retain and motivate our key personnel, namely our management team, particularly Niccolo de Masi, our President and Chief Executive Officer, and Matthew Ricchetti, our President of Studios, as well as experienced game development personnel who may experience uncertainty due to the restructuring we implemented in the fourth quarter of 2012, in which we eliminated nearly 100 positions in our Kirkland and Sao Paolo studios. In addition, to grow our business, execute on our business strategy and replace departing employees, we must identify, hire and retain qualified personnel. Competition for qualified management, game development and other staff can be intense. Attracting and retaining qualified personnel may be particularly difficult for us if our stock price remains relatively depressed, since individuals may elect to seek employment with other companies that they believe have better long-term prospects. Competitors have in the past and may in the future attempt to recruit our employees, and our management and key employees are not bound by agreements that could prevent them from terminating their employment at any time. In addition, we do not maintain a key-person life insurance policy on any of our officers. Our business and growth may suffer if we are unable to hire and retain key personnel.

We may need to raise additional capital or borrow funds to grow our business, and we may not be able to raise capital or borrow funds on terms acceptable to us or at all.

We expect to continue to use cash in our operations during 2013 as we seek to grow our business. As of December 31, 2012, we had $22.3 million of cash and cash equivalents. If our cash and cash equivalents and cash inflows are insufficient to meet our cash requirements, we will need to seek additional capital to fund our operations, and we may be unable to do so on terms that are acceptable to us or at all. Equity financings would dilute our existing stockholders, particularly given our current stock price, and the holders of new securities may receive rights, preferences or privileges that are senior to those of existing stockholders. Alternatively, we may wish to enter into a credit facility or other debt arrangement, and we may be unable to procure one on terms that are acceptable to us, particularly in light of the current credit market conditions. If we require new sources of financing but they are insufficient or unavailable, we would be required to modify our operating plans to align them with available resources, which would harm our ability to grow our business.

Our business is subject to increasing governmental regulation. If we do not successfully respond to these regulations, our business may suffer.

We are subject to a number of domestic and foreign laws and regulations that affect our business. Not only are these laws constantly evolving, which could result in their being interpreted in ways that could harm our business, but legislation is also continually being introduced that may affect both the content of our products and their distribution. In the United States, for example, numerous federal and state laws have been introduced which attempt to restrict the content or distribution of games. Legislation has been adopted in several states, and proposed at the federal level, that prohibits the sale of certain games to minors. If such legislation is adopted, it could harm our business by limiting the games we are able to offer to our customers or by limiting the size of the potential market for our games. We may also be required to modify certain games or alter our marketing strategies to comply with new and possibly inconsistent regulations, which could be costly or delay the release of our games. The Federal Trade Commission has also indicated that it intends to review issues related to in-app purchases, particularly with respect to games that are marketed primarily to minors. If the Federal Trade Commission issues rules significantly restricting or even prohibiting in-app purchases, it would significantly impact our business strategy. In addition, two self-regulatory bodies in the United States (the Entertainment Software Rating Board) and the European Union (Pan European Game Information) provide consumers with rating information on various products such as entertainment software similar to our products based on the content (for example, violence, sexually explicit content, language). Furthermore, the Chinese government has adopted measures designed to eliminate violent or obscene content in games. In response to these measures, some Chinese telecommunications operators have suspended billing their customers for certain mobile gaming platform services, including those services that do not contain offensive or unauthorized content, which could negatively impact our revenues in China. Any one or more of these factors could harm our business by limiting the products we are able to offer to our customers, by limiting the size of the potential market for our products, or by requiring costly additional differentiation between products for different territories to address varying regulations.

Furthermore, the growth and development of freemium gaming and the sale of virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours. We anticipate that scrutiny and regulation of our industry will increase and that we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency and banking institutions may be interpreted to cover virtual currency or goods. If that were to occur we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may depend on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may dampen the growth of freemium gaming and impair our business.

We sometimes offer our players various types of sweepstakes, giveaways and promotional opportunities, and in October 2012, we announced a strategic relationship with Probability PLC to offer a suite of Glu-branded mobile slot games in the United Kingdom and Italy. We are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business. Any court ruling or other governmental action that imposes liability on providers of online services could result in criminal or civil liability and could harm our business.

In addition, because our services are available worldwide, certain foreign jurisdictions and others may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees or infrastructure.

The laws and regulations concerning data privacy and data security are continually evolving, and our actual or perceived failure to comply with these laws and regulations could harm our business.

We are subject to federal, state and foreign laws regarding privacy and the protection of the information that we collect regarding our users, which laws are currently in a state of flux and likely to remain so for the foreseeable future. The U.S. government, including the Federal Trade Commission and the Department of Commerce, is continuing to review the need for greater regulation over collecting information concerning consumer behavior on the Internet and on mobile devices. For example, in December 2012, the Federal Trade Commission adopted amendments to the Children's Online Privacy Protection Act to strengthen privacy protections for children under age 13. In addition, the European Union has proposed reforms to its existing data protection legal framework. Various government and consumer agencies have also called for new regulation and changes in industry practices. For example, in February 2012, the California Attorney General announced a deal with Amazon, Apple, Google, Hewlett-Packard, Microsoft and Research in Motion to strengthen privacy protection for users that download third-party apps to smartphones and tablet devices. In response to developments in the interpretation and understanding of regulations such as these and guidance and inquiries from the California Attorney General, we released updates to our *My Dragon* and *Deer Hunter Reloaded* games to make our privacy policy readily accessible to players of these games as required by the California Online Privacy Protection Act. If we do not follow existing laws and regulations, as well as the rules of the smartphone platform operators, with respect to privacy-related matters, or if consumers raise any concerns about our privacy practices, even if unfounded, it could damage our reputation and operating results.

All of our games are subject to our privacy policy and our terms of service located on our corporate website. If we fail to comply with our posted privacy policy, terms of service or privacy-related laws and regulations, including with respect to the information we collect from users of our games, it could result in proceedings against us by governmental authorities or others, which could harm our business. In addition, interpreting and applying data protection laws to the mobile gaming industry is often unclear. These laws may be interpreted and applied in conflicting ways from state to state, country to country, or region to region, and in a manner that is not consistent with our current data protection practices. Complying with these varying requirements could cause us to incur additional costs and change our business practices. Further, if we fail to adequately protect our users' privacy and data, it could result in a loss of player confidence in our services and ultimately in a loss of users, which could adversely affect our business.

In the area of information security and data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as the 2002 amendment to California's Information Practices Act, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Costs to comply with these laws may increase as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

Our stock price has fluctuated and declined significantly since our initial public offering in March 2007, and may continue to fluctuate, may not rise and may decline further.

The trading price of our common stock has fluctuated in the past and is expected to continue to fluctuate in the future, as a result of a number of factors, many of which are outside our control, such as changes in the operating performance and stock market valuations of other technology companies generally, or those in our industry in particular, such as Electronic Arts and Zynga.

In addition, The NASDAQ Global Market on which our common stock is listed has recently and in the past experienced extreme price and volume fluctuations that have affected the market prices of many companies, some of which appear to be unrelated or disproportionate to their operating performance. These broad market fluctuations could adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Securities class action litigation against us could result in substantial costs and divert our management's attention and resources.

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other natural disaster could damage our facilities and equipment, which could require us to curtail or cease operations.

Our principal offices are located in the San Francisco Bay Area, an area known for earthquakes. We are also vulnerable to damage from other types of disasters, including power loss, fires, explosions, floods, communications failures, terrorist attacks and similar events. If any natural or other disaster were to occur, our ability to operate our business at our facilities could be impaired.

If we do not adequately protect our intellectual property rights, it may be possible for third parties to obtain and improperly use our intellectual property and our business and operating results may be harmed.

Our intellectual property is essential to our business. We rely on a combination of copyright, trademark, trade secret and other intellectual property laws and contractual restrictions on disclosure to protect our intellectual property rights. To date, we have not sought patent protection, so, we will not be able to protect our technologies from independent invention by third parties. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise to obtain and use our technology and games, and some parties have distributed "jail broken" versions of our games where all of the content has been unlocked and made available for free. Further, some of our competitors have released games that are nearly identical to successful games released by their competitors in an effort to confuse the market and divert users from the competitor's game to the copycat game. To the extent that these tactics are employed with respect to any of our games, it could reduce our revenues that we generate from these games. Monitoring unauthorized use of our games is difficult and costly, and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and games, particularly in certain international jurisdictions, such as China, where the laws may not protect our intellectual property rights as fully as in the United States. In the future, we may have to litigate to enforce our intellectual property rights, which could result in substantial costs and divert our management's attention and our resources.

In addition, although we require our third-party developers to sign agreements not to disclose or improperly use our trade secrets and acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and to assign to us any ownership they may have in those works, it may still be possible for third parties to obtain and improperly use our intellectual properties without our consent. This could harm our brand, business, operating results and financial condition.

We may become involved in litigation, including intellectual property disputes, which may disrupt our business and require us to pay significant damage awards.

Third parties may sue us, including for intellectual property infringement, or initiate proceedings to invalidate our intellectual property, which, if successful, could disrupt our business, cause us to pay significant damage awards or require us to pay licensing fees. For example, on November 5, 2012, Mobile Transformation LLC filed a complaint against us in The U.S. District Court for The District of The State of Delaware claiming that we were infringing one of its patents and seeking unspecified damages; we settled this matter in December 2012. In the event of a successful claim against us, we might be enjoined from using our or our licensed intellectual property, we might incur significant licensing fees and we might be forced to develop alternative technologies. If we fail or are unable to develop non-infringing technology or games or to license the infringed or similar technology or games on a timely basis, we may be forced to withdraw games from the market or prevented from introducing new games. We might also incur substantial expenses in defending against third-party claims, regardless of their merit.

In addition, we use open source software in some of our games and expect to continue to use open source software in the future. We may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games, any of which would have a negative effect on our business and operating results.

Our reported financial results could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported financial results are impacted by the accounting policies promulgated by the SEC and accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. Due to recent economic events, the frequency of accounting policy changes may accelerate, including conversion to unified international accounting standards. Policies affecting software revenue recognition have affected, and could further significantly affect, the way we account for revenue. For example, the accounting for revenue derived from smartphone platforms and freemium games, particularly with regard to micro-transactions, is still evolving and, in some cases, uncertain. We currently defer revenues related to virtual goods and currency over the average playing period of paying users, which approximates the useful life of the transaction. While we believe our estimates are reasonable based on available game player information, we may revise such estimates in the future as our games' operation periods change. Any adjustments arising from changes in the estimates of the lives of these virtual items would be applied prospectively on the basis that such changes are caused by new information indicating a change in the game player behavior patterns of our paying users. Any changes in our estimates of useful lives of these virtual items may result in our revenues being recognized on a basis different from prior periods' and may cause our operating results to fluctuate. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue, could have a significant adverse effect on our reported results although not necessarily on our cash flows.

If we are unable to maintain effective internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

If we are unable to maintain adequate internal controls for financial reporting, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls as required pursuant to the Sarbanes-Oxley Act, investor confidence in the accuracy of our financial reports may be impacted or the market price of our common stock could be negatively impacted.

Unanticipated changes in our income tax rates or exposure to additional tax liabilities may affect our future financial results.

Our future effective income tax rates may be favorably or unfavorably affected by unanticipated changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or their interpretation. Determining our worldwide provision for income taxes requires significant judgments. The estimation process and applicable laws are inherently uncertain, and our estimates are not binding on tax authorities. Our effective tax rate could also be adversely affected by a variety of factors, many of which are beyond our control. Recent and contemplated changes to U.S. tax laws, including limitations on a taxpayer's ability to claim and utilize foreign tax credits and defer certain tax deductions until earnings outside of the U.S. are repatriated to the U.S., could impact the tax treatment of our foreign earnings. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine whether or not our provision for income taxes is adequate. These continuous examinations may result in unforeseen tax-related liabilities, which may harm our future financial results.

We must charge, collect and/or pay taxes other than income taxes, such as payroll, value-added, sales and use, net worth, property and goods and services taxes, in both the U.S. and foreign jurisdiction. If tax authorities assert that we have taxable nexus in a jurisdiction, they may seek to impose past as well as future tax liability and/or penalties. Any such impositions could also cause significant administrative burdens and decrease our future sales. Moreover, state and federal legislatures have been considering various initiatives that could change our tax position regarding sales and use taxes.

Finally, as we change our international operations, adopt new products and new distribution models, implement changes to our operating structure or undertake intercompany transactions in light of changing tax laws, our tax expense could increase.

Some provisions in our certificate of incorporation and bylaws may deter third parties from seeking to acquire us.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

- our board of directors is classified into three classes of directors with staggered three-year terms;
- only our chairman of the board, our lead independent director, our chief executive officer, our president or a majority of our board of directors is authorized to call a special meeting of stockholders;
- our stockholders are able to take action only at a meeting of stockholders and not by written consent;
- only our board of directors and not our stockholders is able to fill vacancies on our board of directors;
- our certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before a meeting of stockholders.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal locations, their purposes, the approximate square footage of the facilities at these locations and the expiration dates for the leases on facilities at those locations as of December 31, 2012 are shown in the table below.

Location	Purpose	Approximate Square Feet	Principal Lease Expiration Date
San Francisco, California	Corporate headquarters	19,000	November 2013
Beijing, China	Asia-Pacific corporate offices and development studio	15,775	December 2013
Hyderabad, India	Research and development center	8,425	July 2016
Kirkland, Washington	Development studio	54,450	September 2013
Moscow, Russia	Development studio	16,025	June 2017
Toronto, Canada	Development studio	6,375	January 2018

We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations. We are currently evaluating alternative locations for both our San Francisco and Kirkland operations and anticipate moving into new facilities when the current leases on those facilities expire. We expect that our operating expenses will increase as a result of these moves, since we will need to lease more space and at rates that we believe will be higher than those for our current leases. See Note 7 to the financial statements in Item 8 of this report for more information about our lease commitments.

Item 3. ***Legal Proceedings***

On November 5, 2012, Mobile Transformation LLC ("Mobile Transformation") filed a complaint against us in the U.S. District Court for the District of the State of Delaware, claiming that our systems and methods for displaying advertisements with [played] data via various video game applications infringe its U.S. Patent No. 6,351,736. Mobile Transformation sought unspecified damages for our alleged infringement of its patent, as well as its costs and expenses, including attorneys' fees, incurred in prosecuting this claim. In December 2012, without admitting infringement or liability, we entered into a non-exclusive license agreement with Mobile Transformation to settle the dispute, and Mobile Transformation dismissed the complaint against us with prejudice.

From time to time, we are subject to various claims, complaints and legal actions in the normal course of business. We are not currently party to any pending litigation, the outcome of which will have a material adverse effect on our operations, financial position or liquidity. However, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on us because of defense costs, potential negative publicity, diversion of management resources and other factors.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information for Common Stock

Our common stock has been listed on The NASDAQ Global Market under the symbol "GLUU" since our initial public offering in March 2007. The following table sets forth, for the periods indicated, the high and low intra-day prices for our common stock as reported on The NASDAQ Global Market. The closing price of our common stock on February 28, 2013 was $2.26.

	High	Low
Year ended December 31, 2011		
First quarter	$5.08	$1.92
Second quarter	$5.75	$3.17
Third quarter	$6.10	$2.05
Fourth quarter	$3.81	$1.80
Year ended December 31, 2012		
First quarter	$5.18	$2.67
Second quarter	$5.65	$3.85
Third quarter	$5.90	$4.19
Fourth quarter	$4.74	$1.99

Our stock price has fluctuated and declined significantly since our initial public offering. Please see the Risk Factor—"Our stock price has fluctuated and declined significantly since our initial public offering in March 2007, and may continue to fluctuate, may not rise and may decline further"—in Item 1A of this report.

Stock Price Performance Graph

The following graph shows a comparison from December 31, 2007 through December 31, 2012 of the cumulative total return for an investment of $100 (and the reinvestment of dividends) in our common stock, the NASDAQ Composite Index and the NASDAQ Telecommunications Index. Such returns are based on historical results and are not intended to suggest future performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
12/31/2007
2/29/2008
4/30/2008
6/30/2008
8/31/2008
10/31/2008
12/31/2008
2/28/2009
4/30/2009
6/30/2009
8/31/2009
10/31/2009
12/31/2009
2/28/2010
4/30/2010
6/30/2010
8/31/2010
10/31/2010
12/31/2010
2/28/2011
4/30/2011
6/30/2011
8/31/2011
10/31/2011
12/31/2011
2/28/2012
4/30/2012
6/30/2012
8/31/2012
10/31/2012
12/31/2012
Glu Mobile Inc.
NASDAQ Composite
NASDAQ Telecommunications Index

The information under the heading "Stock Price Performance Graph" shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act of 1934, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act, and shall not be incorporated by reference into any registration statement or other document filed by us with the SEC, whether made before or after the date of this report, regardless of any general incorporation language in such filing, except as expressly set forth by specific reference in such filing.

Equity Compensation Plan Information

The following table sets forth certain information, as of December 31, 2012, concerning securities authorized for issuance under all of our equity compensation plans: our 2001 Second Amended and Restated Stock Option Plan (the "2001 Plan"), which terminated when we adopted the 2007 Equity Incentive Plan (the "2007 Plan"), 2007 Employee Stock Purchase Plan (the "ESPP") and 2008 Equity Inducement Plan (the "Inducement Plan"). The ESPP contains an "evergreen" provision, pursuant to which on January 1st of each year we automatically add 1% of our shares of common stock outstanding on the preceding December 31st to the shares reserved for issuance under the ESPP; this evergreen provision expires after the scheduled increase on January 1, 2015. In addition, pursuant to a "pour over" provision in our 2007 Plan, options that are cancelled, expired or terminated under the 2001 Plan are added to the number of shares reserved for issuance under our 2007 Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	8,798,421	$3.18	1,526,593(1)
Equity compensation plans not approved by security holders	2,122,332(2)	2.59	437,790(3)
Total	10,920,753	$3.07	1,964,383(4)

(1) Represents 740,689 shares available for issuance under our the 2007 Plan, which plan permits the grant of incentive and non-qualified stock options, stock appreciation rights, restricted stock, stock awards and restricted stock units; and 785,904 shares available for issuance under the ESPP.
(2) Represents outstanding options under the Inducement Plan.
(3) Represents shares available for issuance under the Inducement Plan, under which we may only grant non-qualified stock options.
(4) Excludes 660,221 shares available for issuance under the ESPP, which were added to the share reserve on January 1, 2013 pursuant to the evergreen provision described above.

In March 2008, in connection with our acquisition of Superscape Group plc, our Board of Directors adopted the Inducement Plan to augment the shares available under our existing 2007 Plan. The Inducement Plan, which has a ten-year term, did not require the approval of our stockholders. We initially reserved 600,000 shares of our common stock for grant and issuance under the Inducement Plan. On December 28, 2009, the Compensation Committee of our Board of Directors increased the number of shares reserved for issuance under the Inducement Plan by 819,245 shares. We used all of the 1,250,000 shares then available for a stock option grant to Niccolo M. de Masi in connection with his appointment as our new President and Chief Executive Officer. Furthermore, in connection with the acquisitions of Griptonite and Blammo, the Compensation Committee increased the number of shares reserved for issuance under our Inducement Plan by 1,050,000 shares to grant stock options to certain of the new non-executive officer employees of Griptonite and Blammo. In addition, in November 2012, the Compensation Committee further increased the number of shares available for issuance by an additional 300,000 shares, all of which we used to award a stock option grant to our newly hired President of Studios. Accordingly, as of December 31, 2012, we had reserved a total of 2,769,245 shares of our common stock for grant and issuance under the Inducement Plan since its inception, of which, 2,122,332 shares were subject to outstanding stock options and 437,790 shares were available for issuance. The remaining 209,123 shares represent shares that were subject to previously granted options under the Inducement Plan that have been exercised by the option holders.

Under the Inducement Plan, we may only grant Nonqualified Stock Options ("NSOs") and may award grants only to persons not previously an employee or director of Glu, or following a bona fide period of non-employment, as an inducement material to such individual's entering into employment with us and to provide incentives for such persons to exert maximum efforts for our success. We may grant NSOs under the Inducement Plan at prices less than 100% of the fair value of the shares on the date of grant, at the discretion of our Board of Directors. The fair value of our common stock is determined by the last sale price of our stock on The NASDAQ Global Market on the date of determination. If any option granted under the Inducement Plan expires or terminates for any reason without being exercised in full, the unexercised shares will be available for grant under the Inducement Plan. All outstanding NSOs are subject to adjustment for any future stock dividends, splits, combinations, or other changes in capitalization as described in the Inducement Plan. If we were acquired and the acquiring corporation did not assume or replace the NSOs granted under the Inducement Plan, or if we were to liquidate or dissolve, all outstanding awards will expire on such terms as our Board of Directors determines.

Stockholders

As of March 1, 2013, we had approximately 72 record holders of our common stock and hundreds of additional beneficial holders.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors.

Recent Sales of Unregistered Securities

Not applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," Item 8, "Financial Statements and Supplementary Data," and other financial data included elsewhere in this report. Our historical results of operations are not necessarily indicative of results of operations to be expected for any future period.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Revenues	$ 87,493	$ 66,185	$ 64,345	$ 79,344	$ 89,767
Cost of revenues:					
Royalties and other cost of revenues	8,940	12,389	16,643	21,829	22,562
Impairment of prepaid royalties and guarantees	—	531	663	6,591	6,313
Amortization of intangible assets	3,783	5,447	4,226	7,092	11,309
Total cost of revenues	12,723	18,367	21,532	35,512	40,184
Gross profit	74,770	47,818	42,813	43,832	49,583
Operating expenses(1):					
Research and development	54,275	39,073	25,180	25,975	32,140
Sales and marketing	20,893	14,607	12,140	14,402	26,066
General and administrative	14,744	14,002	13,108	16,271	20,971
Amortization of intangible assets	1,980	825	205	215	261
Restructuring charge	1,371	545	3,629	1,876	1,744
Acquired in-process research and development	—	—	—	—	1,110
Impairment of goodwill	3,613	—	—	—	69,498
Total operating expenses	96,876	69,052	54,262	58,739	151,790
Loss from operations	(22,106)	(21,234)	(11,449)	(14,907)	(102,207)
Interest and other income (expense), net	(347)	747	(1,265)	(1,127)	(1,359)
Loss before income taxes and cumulative effect of change in accounting principle	(22,453)	(20,487)	(12,714)	(16,034)	(103,566)
Income tax benefit (provision)	1,994	(614)	(709)	(2,160)	(3,126)
Net loss	(20,459)	(21,101)	(13,423)	(18,194)	(106,692)
Net loss per share—basic and diluted	$ (0.32)	$ (0.37)	$ (0.38)	$ (0.61)	$ (3.63)
Weighted average common shares outstanding—basic and diluted	64,318	57,518	35,439	29,853	29,379

(1) Includes stock-based compensation expense as follows:

	2012	2011	2010	2009	2008
Research and development	$ 3,491	$ 1,387	$ 480	$ 716	$ 714
Sales and marketing	386	351	217	564	5,174
General and administrative	1,945	1,372	871	1,646	2,097

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Cash and cash equivalents and short-term investments	$22,325	$32,212	$12,863	$10,510	$19,166
Total assets	72,275	82,804	44,816	57,738	92,076
Current portion of long-term debt	—	—	2,288	16,379	14,000
Long-term debt, less current portion	—	—	—	—	10,125
Total stockholder's equity	$38,887	$49,173	$13,885	$11,693	$26,794

Please see Note 1, Note 3 and Note 7 of Notes to Consolidated Financial Statements, for a discussion of factors such as accounting changes, business combinations, and any material uncertainties (if any) that may materially affect the comparability of the information reflected in selected financial data, described in Item 8 of this report.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included in Item 8, "Financial Statements and Supplementary Data" of this report. In addition to our historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report, particularly in Item 1A, "Risk Factors."

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") includes the following sections:

- An Overview that discusses at a high level our operating results and some of the trends that affect our business;
- Critical Accounting Policies and Estimates that we believe are important to understanding the assumptions and judgments underlying our financial statements;
- Recent Accounting Pronouncements;
- Results of Operations, including a more detailed discussion of our revenues and expenses; and
- Liquidity and Capital Resources, which discusses key aspects of our statements of cash flows, changes in our balance sheets and our financial commitments.

Overview

This overview provides a high-level discussion of our operating results and some of the trends that affect our business. We believe that an understanding of these trends is important to understand our financial results for fiscal 2012, as well as our future prospects. We do not intend this summary to be exhaustive, or to be a substitute for the detailed discussion and analysis provided elsewhere in this report, including our consolidated financial statements and accompanying notes.

Financial Results and Trends

Revenues for 2012 were $87.5 million, a 32% increase from 2011, in which we reported revenues of $66.2 million. This increase was primarily due to a significant increase in revenues that we generated from our games that we publish for smartphones and tablet devices, such as Apple's iPhone and iPad and mobile devices utilizing Google's Android operating system, such as Samsung's Galaxy product line and Amazon's Kindle Fire. Our smartphone revenues increased from $35.1 million in 2011 to $74.4 million in 2012, and our feature phone revenues declined from $31.1 million in 2011 to $13.1 million in 2012. We believe that the migration of users from feature phones to smartphone devices will continue during 2013 and for the foreseeable future as consumers increasingly upgrade their mobile phones. Accordingly, we have concentrated our product development efforts exclusively towards developing new titles for smartphones, tablets and other advanced platforms, such as the Mac App Store and Google Chrome, and intend to continue to devote significantly fewer resources towards selling games for feature phones in future periods.

The significant majority of our smartphone revenues have historically been derived from Apple's iOS platform, which accounted for 54.0% of our total revenues in 2012 compared with 34.0% of our total revenues in 2011. We received the majority of these iOS-related revenues directly from Apple, which represented 35.7% of our total revenues in 2012 compared with 20.7% of our total revenues in 2011, with the balance of our iOS-related revenues generated from offers and advertisements in games distributed on the Apple App Store. In addition, we generated approximately 25.5% and 11.0% of our total revenues in 2012 and 2011, respectively, from the Android platform, of which 17.6% and 6.8% we received directly from Google for distribution of our games through the Google Play store and the balance of which we received from other platforms that distribute apps that run the Android operating system (e.g., the Amazon App Store). We expect the percentage of our total revenues that we derive from each of Apple and Google to increase in 2013.

To increase our revenues we must continue to execute on our strategy of becoming the leading developer and publisher of freemium games for smartphones, tablets and other advanced platforms. Freemium games are games that a player can download and play for free, but which allow players to access a variety of additional content and features for a fee and to engage with various advertisements and offers that generate revenues for us. Because our games can be downloaded and played for free, we are able to more quickly build a significantly larger customer base than we could if we charged users an upfront fee for downloading our games, which was our previous feature phone business model.

However, for us to continue to execute on our strategy, we must improve our monetization of our players. We believe that deep monetization is one of the primary areas in which we must be proficient to succeed in the mobile gaming industry in 2013 and beyond. Accordingly, we have implemented a number of measures designed to improve our game monetization These include: (1) hiring a number of new personnel with monetization expertise, (2) including new categories of games in our planned 2013 product portfolio that often have higher monetization rates than our single-player focused action/adventure and casual games (such as role-playing games and real-time strategy games), and (3) including deeper "meta game" functionality in our games, by which we mean increasing the player's ability to continue to create content or otherwise invest in the game outside the core gameplay loop, which we believe should result in increased player retention.

In addition, our revenues will continue to depend significantly on growth in the mobile games market, our ability to successfully compete against a continually increasing number of developers and the overall strength of the economy, particularly in the United States. Our revenues also depend on maintaining our continued good relationship with the digital storefront operators, primarily Apple and Google, each of whom could unilaterally alter their terms of service in ways that could harm our business. For example, Apple has beginning in the second quarter of 2011 made several changes to its app store developer agreement relating to privacy and our ability to include certain types of third-party advertising in our games. These changes have in the past, and may in the future, negatively impact our smartphone revenues.

Our net loss in 2012 was $20.5 million versus a net loss of $21.1 million in 2011. This decrease in our net loss was primarily due to an increase in revenues of $21.3 million due to continued growth in sales of our smartphone games, a decrease in our cost of revenues of $5.6 million due to a decrease in royalty-burdened revenues as we continued to focus on developing games based on our own original intellectual property, and a decrease in our tax provision of $2.6 million due primarily to the expiration of statutes of limitations in certain jurisdictions and the subsequent release of uncertain tax provisions. These favorable factors were partially offset by an increase in operating expenses of $27.8 million driven by additional personnel and facility costs associated with the acquisitions of Griptonite, Blammo and GameSpy, increased research and development and sales and marketing expenses associated with the developing and launching our freemium titles, goodwill impairment charge in our APAC reporting unit and additional contingent consideration expense related to the Blammo acquisition. We also had increased expense in our other income and expenses of $1.1 million related primarily to unfavorable foreign exchange movements in 2012 compared to 2011. Our operating results were also affected by fluctuations in foreign currency exchange rates of the currencies in which we incurred meaningful operating expenses (principally the British Pound Sterling, Euro, Chinese Renminbi, Brazilian Real and Russian Ruble), and our customers' reporting currencies, and these currencies fluctuated significantly in 2012 and 2011.

Our ability to attain and sustain profitability depends not only on our ability to grow our revenues, but also on the extent to which we must incur additional operating expenses to grow our business. The largest component of our recurring expenses is personnel costs, which consist of salaries, benefits and incentive compensation, including bonuses and stock-based compensation. We significantly increased our spending on sales and marketing initiatives in 2012 from 2011 in connection with the launch and promotion of our freemium games, and we anticipate that our sales and marketing expenditures will continue to increase during 2013, since advertising costs in our industry have generally been rising. We expect that the restructuring measures we implemented during in the fourth quarter of 2012, which primarily consisted of headcount reductions in our Kirkland studio and winding down our studio in Brazil, will enable us to hire additional personnel with monetization expertise without increasing our overall research and development expenses. Overall, we expect our operating expenses to slightly increase in 2013 from 2012, so we must significantly grow our revenues from current levels to achieve profitability.

Cash and cash equivalents at December 31, 2012 totaled $22.3 million, a decrease of $9.9 million from the $32.2 million balance at December 31, 2011. This decrease was primarily due to the $5.0 million in cash we used to purchase the Deer Hunter brand assets, $6.7 million of cash used in operations and $2.0 million of capital expenditures. These outflows were partially offset by $3.2 million of proceeds received from warrant exercises, option exercises and purchases under our employee stock purchase program and $913,000 of cash received from the GameSpy acquisition. We expect to have cash and cash equivalents of at least $14.0 million at December 31, 2013.

Key Operating Metrics

We manage our smartphone business by tracking various non-financial operating metrics that give us insight into user behavior in our freemium and premium smartphone games. The three metrics that we use most frequently are Daily Active Users (DAU), Monthly Active Users (MAU), and Average Revenue Per Daily Active User (ARPDAU). Our methodology for calculating DAU, MAU and ARPDAU may differ from the methodology used by other companies to calculate similar metrics.

DAU is the number of individuals who played a particular smartphone game—either premium or freemium—on a particular day. An individual who plays two different games on the same day is counted as two active users for that day when we aggregate DAU across games. In addition, an individual who plays the same game on two different devices during the same day (e.g., an iPhone and an iPad) is also counted as two active users for each such day when we average or aggregate DAU over time. Average DAU for a particular period is the average of the DAUs for each day during that period. We use DAU as a measure of player engagement with the titles that our players have downloaded.

MAU is the number of individuals who played a particular smartphone game—either premium or freemium—in the month for which we are calculating the metric. An individual who plays two different games in the same month is counted as two active users for that month when we aggregate MAU across games. In addition, an individual who plays the same game on two different devices during the same month (e.g., an iPhone and an iPad) is also counted as two active users for each such month when we average or aggregate MAU over time. Average MAU for a particular period is the average of the MAUs for each month during that period. We use the ratio between DAU and MAU as a measure of player retention.

ARPDAU is the total freemium smartphone revenue—consisting of micro-transactions, advertisements and offers—for the measurement period divided by the number of days in the measurement period divided by the DAU for the measurement period. ARPDAU reflects game monetization. Revenues for purposes of our ARPDAU calculation are our freemium revenues from micro-transactions and offers. Under our revenue recognition policy, we recognize these revenues over the estimated average playing period of a user, but our methodology for calculating our DAU does not align with our revenue recognition policy for micro-transactions and offers, under which we defer revenues. For example, if a title is introduced in the last month of a quarter, we defer a substantial portion of the micro-transaction and offer revenue to future months, but the entire DAU for the newly released title is included in the month of launch.

We calculate DAU, MAU and ARPDAU for only our primary distribution platforms, such as Apple's App Store, the Google Play Store, Amazon's Appstore and the Mac App Store; we are not able to calculate these metrics across all of our distribution channels. In addition, the platforms that we include for purposes of this calculation have changed over time, and we expect that they will continue to change as our business evolves, but we do not expect that we will adjust prior metrics to take any such additions or deletions of distribution platforms into account. We believe that calculating these metrics for only our primary distribution platforms at a given period is generally representative of the metrics for all of our distribution platforms. Moreover, we rely on the data analytics software that we incorporate into our games to calculate and report the DAU, MAU and ARPDAU of our games, and we make certain adjustments to the analytics data to address inconsistencies between the information as reported and our DAU and MAU calculation methodology.

The table below sets forth our aggregate DAU, MAU and ARPDAU for all of our then-active smartphone titles for the periods specified, followed by a qualitative discussion of the changes in these metrics. Aggregate DAU and MAU include users of both our freemium and premium titles, whereas aggregate ARPDAU is calculated based only on revenues from our freemium games. Aggregate DAU and MAU for each period presented represents the aggregate metric for the last month of the period. For example, DAU for the three months ended December 31, 2012 is aggregate daily DAU for the month of December 2012 calculated for all active smartphone freemium and premium titles in that month across the distribution platforms for which we calculate the metric. In addition, in the fourth quarter of 2011, we changed our methodology for calculating DAU and MAU to more accurately reflect these metrics. This change increased our fourth quarter 2011 DAU and MAU by less than 5% over the prior methodology, and the information for the first three quarters of 2011 has not been adjusted to reflect the methodology change.

	For the Three Months Ended							
	2011				**2012**			
	March 31	**June 30**	**September 30**	**December 31**	**March 31**	**June 30**	**September 30**	**December 31**
	(In thousands, except aggregate ARPDAU)							
Aggregate DAU	953	1,639	2,103	2,873	3,218	3,412	3,835	3,535
Aggregate MAU	11,882	16,516	22,090	31,363	29,814	29,034	37,675	34,795
Aggregate ARPDAU	$ 0.04	$ 0.05	$ 0.04	$ 0.03	$ 0.05	$ 0.06	$ 0.05	$ 0.05

Each of our aggregate DAU and MAU have generally increased sequentially from quarter to quarter because we have released more freemium games and expanded our portfolio of titles. Our aggregate ARPDAU has fluctuated slightly quarter to quarter primarily based on the ARPDAU performance of new titles released during the quarter. For the most recent quarter-to-quarter comparison, each of aggregate DAU and MAU decreased from September 30, 2012 to December 31, 2012 primarily because we released only four new freemium titles during the fourth quarter of 2012—*Contract Killer 2, Contract Killer Zombies 2, Death Dome* and *Dragon Slayer*—compared with 11 titles released during the third quarter of 2012 and additionally due to decreases in these metrics for our catalog of previously released titles. These decreases were partially offset by increases to DAU and MAU attributable to *Eternity Warriors 2, Contract Killer 2* and *Contract Killer Zombies 2*. Our aggregate ARPDAU remained relatively flat from September 30, 2012 to December 31, 2012 since higher ARPDAU from titles released during the fourth quarter were offset by declines in ARPDAU in our catalog titles. The ratios between DAU and MAU (that is, DAU divided by MAU) decreased due to poor player retention on both our catalog of previously released titles and newly released titles that were not generating meaningful revenues; in general, increases in the ratio between DAU and MAU indicate better player retention.

Each of our aggregate DAU, MAU and ARPDAU increased from December 31, 2011 to December 31, 2012. Aggregate DAU and MAU increased primarily due to increased downloads related to the introduction of 21 new freemium titles during 2012, and aggregate ARPDAU increased due to higher revenues associated with those 21 new titles, which supplemented the revenues that we received from certain of the more popular games in our catalog of existing titles. These increases were partially offset by declines in aggregate DAU, MAU and ARPDAU for our catalog titles, primarily because we are no longer releasing content updates for them. Future increases in our aggregate DAU, MAU and ARPDAU will depend on our ability to retain current players, attract new paying players, launch new games and expand into new markets and distribution platforms.

Significant Transactions

Acquisition of GameSpy

On August 2, 2012, we completed the acquisition of GameSpy from IGN Entertainment, Inc., or IGN, by issuing to IGN 600,000 shares of our common stock, of which 90,000 shares will be held in escrow until November 2, 2013 as security to satisfy indemnification claims.

Purchase of the Deer Hunter Brand Assets

On April 1, 2012, we acquired from Atari, Inc. its Deer Hunter trademark and associated domain names and also took a license to the other intellectual property associated with the Deer Hunter brand for total consideration of $5.0 million in cash.

Acquisition of Griptonite

On August 1, 2011, we completed the acquisition of Griptonite from Foundation 9 Entertainment, Inc., or Foundation 9, by issuing 6,106,015 shares of our common stock to Foundation 9. In addition, we may be required to issue up to an additional 5,301,919 shares or in specified circumstances pay additional cash to satisfy indemnification obligations in the case of, among other things, breaches of our representations, warranties and covenants in the merger agreement.

Acquisition of Blammo

On August 1, 2011, we completed the acquisition of Blammo by entering into a Share Purchase Agreement among Glu, Blammo and the owners of Blammo's outstanding share capital (the "Sellers"). Under the Share Purchase Agreement we purchased all of the Blammo share capital, and we (1) issued to the Sellers an aggregate 1,000,000 shares of our common stock and (2) agreed to issue to the Sellers up to an aggregate of an additional 3,312,937 shares of our common stock (the "Additional Shares") if Blammo achieves certain baseline and upside net revenue targets during the years ending March 31, 2013 (up to 909,091 Additional Shares), March 31, 2014 (up to 1,250,000 Additional Shares) and March 31, 2015 (up to 1,153,846 Additional Shares).

Public Offering

In January 2011, we completed the a public offering in which we sold an aggregate of 8,414,635 shares of our common stock at a price to the public of $2.05 per share for net proceeds of approximately $15.7 million after underwriting discounts and commissions and offering expenses. The underwriters of the 2011 Public Offering were Roth Capital Partners, LLC, Craig-Hallum Capital Group LLC, Merriman Capital, Inc. and Northland Capital Markets.

Private Placement

In August 2010, we completed a private placement of our common stock in which we issued and sold to certain investors an aggregate of 13,495,000 shares of common stock at $1.00 per share and warrants exercisable to purchase up to 6,747,500 shares of common stock at $1.50 per share for initial net proceeds of approximately $13.2 million (excluding any proceeds we may receive upon exercise of the warrants).

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the periods presented. Although we believe that our estimates and judgments are reasonable under the circumstances existing at the time these estimates and judgments are made, actual results may differ from those estimates, which could affect our consolidated financial statements.

We believe the following to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain:

- revenue recognition;
- fair value;
- business combinations—purchase accounting;
- long-lived assets;
- goodwill;
- stock-based compensation; and
- income taxes.

Revenue Recognition

We generate revenues through the sale of our games on traditional feature phones and smartphones and tablets, such as Apple's iPhone and iPad and other mobile devices utilizing Google's Android operating system. Smartphone games are distributed primarily through digital storefronts, such as the Apple App Store, and feature phone games are distributed primarily through wireless carriers.

Smartphone revenue

We distribute our games for smartphones and tablets on digital storefronts such as the Apple's App Store and the Google Play Store. Within these storefronts, users can download our freemium games and pay to acquire virtual currency which is redeemed in the game for virtual goods. We recognize revenue when persuasive evidence of an arrangement exists, the service has been provided to the user, the price paid by the user is fixed or determinable, and collectability is reasonably assured. Determining whether and when some of these criteria have been satisfied requires judgments that may have a significant impact on the timing and amount of revenue we report in each period. For the purpose of determining when the service has been provided to the player, we have determined that an implied obligation exists to the paying user to continue displaying the purchased virtual goods within the game over the virtual goods' estimated useful lives.

We sell both consumable and durable virtual goods, and we receive reports from digital storefronts, such as the Apple App Store, which breakdown the various purchases made in our games for a given time period. We review these reports and determine on a per-item basis whether the purchase was a consumable virtual good or a durable virtual good. Consumable goods are items consumed at a predetermined time or otherwise have limitations on repeated use, while durable goods are items accessible to the user over an extended period of time. Our revenues from consumable virtual goods have been immaterial since we launched our first freemium title in the fourth quarter of 2010. We recognize revenue from the sale of virtual currency and other virtual items ratably over the estimated average playing period of paying users, which has generally been three months. If a new game is launched and only a limited period of paying player data is available, then we also consider other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics. Where we do not have the ability to differentiate revenues from durable and consumable virtual goods, all revenues are deferred ratably over the average playing period of paying users.

We compute our estimated average playing period of paying users at least once each year, and more frequently if qualitative evidence exists that would indicate a possible change in estimated average playing life, including consideration of changes in the characteristics of games. We have examined the playing patterns of paying users across a representative sample of our games including both the action-adventure and casual genres. To compute the estimated average playing period for paying users, we consider the initial purchase date as the player's starting point. We then group the daily populations of paying players (the "daily cohort") from the date of their first purchase within the game and track each daily cohort to understand the number of players from each daily cohort who played the game after the initial purchase. To determine the ending point of a paying player's life beyond the date for which observable data is available, we extrapolate the actual observed attrition rate for each daily cohort. For this extrapolation we use the actual observed attrition percentages for each daily cohort in each of the games in our sample and forecast future declines based on the continuation of the attrition trend line from the actual observed player data. We then compute a weighted average using this larger dataset (actual observed attrition + extrapolated attrition) to arrive at the weighted-average playing period of paying users for each game. We then compute a revenue-based weighted average of the estimated playing period across all of the games in the sample to arrive at the overall weighted average playing period of paying users. We apply this weighted average playing period for all paying users to all of our games because the computed weighted average playing period for each game is generally consistent across all of our games analyzed. While we believe our estimates to be reasonable based on available game player information, we may revise such estimates in the future as the games' operation periods change. Any adjustments arising from changes in the estimates of the lives of these virtual goods would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in our estimates of useful lives of these virtual goods may result in revenues being recognized on a basis different from prior periods' and may cause our operating results to fluctuate.

We also have relationships with certain advertising service providers for advertisements within our smartphone games and revenue from these advertisers is generated through impressions, click-throughs, banner ads and offers. Revenue is recognized as advertisements are delivered, an executed contract exists, the price is fixed or determinable and collectability has been reasonably assured. Delivery generally occurs when the advertisement has been displayed or the offer has been completed by the user. Certain offer advertisements that result in the user receiving virtual currency are deferred and recognized over the average playing period of paying users.

Feature phone revenue

Our feature phone revenues are derived primarily by licensing software products in the form of mobile games. We distribute these products primarily through mobile telecommunications service providers ("carriers"), which market the games to end users. License fees are usually billed by the carrier upon download of the game by the end user and are generally billed monthly. Revenues are recognized from our games when persuasive evidence of an arrangement exists, the game has been delivered, the fee is fixed or determinable, and the collection of the resulting receivable is probable. We consider a signed license agreement to be evidence of an arrangement with a carrier and a "clickwrap" agreement to be evidence of an arrangement with an end user. For these licenses, we define delivery as the download of the game by the end user.

Other estimates and judgments

We estimate revenues from carriers and digital storefronts in the current period when reasonable estimates of these amounts can be made. Certain carriers and digital storefronts provide reliable interim preliminary reporting and others report sales data within a reasonable time frame following the end of each month, both of which allow us to make reasonable estimates of revenues and therefore to recognize revenues during the reporting period. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but it is possible that actual results may differ from our estimates. When we receive the final reports, to the extent not received within a reasonable time frame following the end of each month, we record any differences between estimated revenues and actual revenues in the reporting period. Historically, the revenues on the final revenue report have not differed by more than one half of 1% of the reported revenues for the period, which we deem to be immaterial.

In accordance with ASC 605-45, *Revenue Recognition: Principal Agent Considerations*, we recognize as revenues the amounts the carrier and digital storefronts reports as payable upon the sale of our games. We have evaluated our carrier and digital storefront agreements and have determined that we are not the principal when selling our games. Key indicators that we evaluated to reach this determination include:

- wireless subscribers directly contract with the carriers and digital storefronts, which have most of the service interaction and are generally viewed as the primary obligor by the subscribers;
- carriers and digital storefronts generally have responsibility for fulfillment which includes delivery of the content and have significant control over the types of games that they offer to their subscribers;
- the limited number of digital storefronts currently available in the marketplace;
- carriers and digital storefronts are directly responsible for billing and collecting fees from their subscribers, including the resolution of billing disputes;
- carriers and digital storefronts generally pay us a fixed percentage of their revenues or a fixed fee for each game;
- carriers and digital storefronts generally must approve the price of our games in advance of their sale to subscribers or provide tiered pricing thresholds, and the more significant carriers generally have the ability to set the ultimate price charged to their subscribers; and
- we have limited risks, including no inventory risk and limited credit risk.

Fair Value Measurements

We account for fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. We use a three tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The first two are levels in the hierarchy are considered observable inputs and the last is considered unobservable. Our cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. As of December 31, 2012 and December 31, 2011, we had $22.3 million and $32.2 million in cash and cash equivalents. The carrying value of accounts receivable and payables approximates fair value due to the short time to expected receipt of payment or cash.

Level 3 liabilities consist of acquisition-related non-current liabilities for contingent consideration (i.e., earnouts) related to the acquisition of Blammo. The former Blammo shareholders have the opportunity to earn additional shares of our common stock based on future net revenues generated by Blammo during the fiscal years ending March 31, 2013, March 31, 2014 and March 31, 2015. See Note 3 of the Notes to Consolidated Financial Statements for further details regarding the Blammo acquisition. The expected number of shares to be issued in each year depends on the probability of Blammo achieving the net revenue targets set forth in the acquisition agreement, and we used a risk-neutral framework to estimate the probability of achieving these revenue targets for each year. The fair value of the contingent consideration was determined using a digital option, which captures the present value of the expected payment multiplied by the probability of reaching the revenue targets for each year. Key assumptions for the year ended December 31, 2012 included a discount rate of 35.0%, volatility of 38.0%, risk-free rates of between 0.05% and 0.28% and probability-adjusted revenue levels. Key assumptions for the year ended December 31, 2011 included a discount rate of 25.0%, volatility of 53.0%, risk-free rates of between 0.15% and 0.42% and probability-adjusted revenue levels. Probability-adjusted revenue is a significant input that is not observable in the market, which ASC 820-10-35 refers to as a Level 3 input. The fair value of these contingent liabilities recorded on our consolidated balance sheet as of December 31, 2012 and December 31, 2011 was $2.5 million and $796,000, respectively.

Business Combinations—Purchase Accounting

We apply ASC 805, *Business Combinations* ("ASC 805"), which is the accounting guidance related to business combinations. The standard has an expanded definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date with subsequent changes recognized in earnings; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset until completion or abandonment; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes.

We account for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The purchase price of the acquisition is allocated to tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, these estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the preliminary purchase price allocation period, which may be up to one year from the business combination date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. After the preliminary purchase price allocation period, we record adjustments to assets acquired or liabilities assumed subsequent to the purchase price allocation period in our operating results in the period in which the adjustments were determined.

Long-Lived Assets

We evaluate our long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable in accordance with ASC 360, *Property Plant & Equipment* ("ASC 360"). Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets, significant negative industry or economic trends, and a significant decline in our stock price for a sustained period of time. We recognize impairment based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if applicable, or a discounted cash flow analysis.

Goodwill

In accordance with ASC 350, *Intangibles—Goodwill and Other* ("ASC 350"), we do not amortize goodwill or other intangible assets with indefinite lives but rather test them for impairment. ASC 350 requires us to perform an impairment review of our goodwill balance at least annually, which we do as of September 30 each year, and also whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In our impairment reviews, we look at the goodwill allocated to our reporting units—the Americas, EMEA and Asia-Pacific ("APAC").

Under new accounting guidance adopted for 2011, we evaluate qualitative factors and overall financial performance to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as "Step 0." Step 0 involves, among other qualitative factors, weighing the relative impact of factors that are specific to the reporting unit as well as industry and macroeconomic factors. After assessing those various factors, if it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity will need to proceed to the first step of the two-step goodwill impairment test. ASC 350 requires a multiple-step approach to testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate the fair value of a reporting unit is below its carrying amount. The first step measures for impairment by applying the fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying the fair value-based tests to individual assets and liabilities within each reporting unit. The fair value of the reporting units is estimated using a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which uses discounted cash flows.

We have three geographic regions comprised of the (1) Americas, (2) APAC and (3) EMEA regions. As of December 31, 2012, we only had goodwill attributable to the APAC and Americas reporting units. The cash flows of these reporting units reflect the income and expenses of assets directly employed by, and liabilities related to, the operations of the reporting unit, including revenue related to local contractual relationships, but excludes revenue related to global contractual relationships such as digital store fronts which are owned by the U.S. and allocated directly to the Americas reporting unit. In performing our annual goodwill impairment assessment for 2012, we performed a qualitative assessment for our Americas reporting unit; based on this qualitative assessment, we concluded that performing the two-step impairment test was unnecessary for our Americas reporting unit. We performed the first step of the goodwill impairment test for our APAC reporting unit as prescribed in ASC 350 and concluded that we failed the step, since the estimated fair value of our reporting unit was less than the carrying value due to accelerated declines in the local feature phone business and the recent restructuring of our operations in the APAC region. To determine the fair value of the APAC reporting unit, we utilized the discounted cash flow method and market method. We have consistently utilized both methods in our goodwill impairment tests and we weight both results equally. We use both methods in our goodwill impairment tests since we believe that both in conjunction provide a reasonable estimate of the determination of fair value of the reporting unit—the discounted cash flow method being specific to anticipated future results of the reporting unit and the market method, which is based on our market sector including our competitors.


10-K

In step two of our impairment analysis, we have allocated the fair value of the APAC reporting unit to all tangible and intangible assets and liabilities in a hypothetical sale transaction to determine the implied fair value of the reporting unit's goodwill. As a result of the step two analysis, we have concluded that a portion of the goodwill remaining that had been attributed to the APAC reporting unit was impaired. The total non-cash goodwill impairment charge recorded in 2012 was $3.6 million. In 2011 and 2010 we did not record any goodwill impairment charges as the fair values of our reporting units exceeded their respective carrying values.

The determination as to whether a write-down of goodwill is necessary involves significant judgment based on our short-term and long-term projections. The assumptions supporting the estimated future cash flows of the reporting unit, including operating margins, long-term forecasts, discount rates and terminal growth rates, reflect our best estimates. Changes in our market capitalization, long-term forecasts and industry growth rates could require additional impairment charges to be recorded in future periods for the remaining goodwill.

Stock-Based Compensation

We apply the fair value provisions of ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments, including stock options. ASC 718 requires companies to estimate the fair value of share-based payment awards on the grant date using an option pricing model. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and 2007 Employee Stock Purchase Plan, respectively, is determined using the Black-Scholes valuation model. The determination of fair value is affected by the stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and expected stock price volatility over the expected term of the award. Generally, these assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment to stock-based compensation expense will be recognized at that time. Changes to the assumptions used in the Black-Scholes option valuation calculation and the forfeiture rate, as well as future equity granted or assumed through acquisitions could significantly impact the compensation expense we recognize.

In 2012, 2011 and 2010, we recorded total employee non-cash stock-based compensation expense of $5.8 million, $3.1 million and $1.6 million, respectively. The 2012 and 2011 compensation expense includes contingent consideration potentially issuable to the Blammo employees, which is recorded as research and development expense over the term of the earn-out periods, as these employees are primarily employed in product development. We re-measure the fair value of the contingent consideration each reporting period and only record a compensation expense for the portion of the earn-out target which is likely to be achieved. The total fair value of this liability has been estimated at $2.2 million and $1.2 million as of December 31, 2012 and 2011, respectively, of which $1.5 million and $551,000 of stock-based compensation expense has been recorded during the years ended December 31, 2012 and 2011, respectively. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, ASC 718 requires that we recognize compensation expense only for the portion of stock options that are expected to vest. If the actual number of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods.

Income Taxes

We account for income taxes in accordance with ASC 740, *Income Taxes* (ASC 740). As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax benefit (provision) in each of the jurisdictions in which we operate. This process involves estimating our current income tax benefit (provision) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet using the enacted tax rates in effect for the year in which we expect the differences to reverse.

We record a valuation allowance to reduce our deferred tax assets to an amount that more likely than not will be realized. As of December 31, 2012 and 2011, our valuation allowance on our net deferred tax assets was $63.7 million and $63.0 million, respectively. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, we would need to make an adjustment to the allowance for the deferred tax asset, which would increase income in the period that determination was made.

We account for uncertain income tax positions in accordance with ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in financial statements. ASC 740-10 prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Our policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense.

Results of Operations

The following sections discuss and analyze the changes in the significant line items in our statements of operations for the comparison periods identified.

Comparison of the Years Ended December 31, 2012 and 2011

Revenues

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Feature phone	$13,135	$31,091
Smartphone	74,358	35,094
Revenues	$87,493	$66,185

Our revenues increased $21.3 million, or 32.2%, from $66.2 million in 2011 to $87.5 million in 2012, due to a $39.3 million increase in smartphone revenues resulting from increased sales growth on Apple's iOS-based devices and Android-based devices related primarily to micro-transactions, offers and advertisements. This was partially offset by an $18.0 million decline in feature phone revenues primarily due to the continued migration of users from feature phones to smartphones and our shift in our product development focus towards developing new titles for smartphone devices. Our smartphone revenues do not include approximately $9.0 million of revenues as of December 31, 2012 relating primarily to offers and in-app-purchases that have been deferred over the weighted average useful lives of paying users. International revenues (defined as revenues generated from distributors, advertising service providers and carriers whose principal operations are located outside the United States or, in the case of the digital storefronts, the revenues generated by end-user purchases made outside of the United Sates) increased by $6.1 million, from $33.2 million in 2011 to $39.3 million in 2012. This was primarily related to an $8.6 million increase in our APAC revenues, primarily related to increased revenues from Korea, China and Australia resulting from additional revenues attributable to smartphone storefronts and OEM relationships. This increase was partially offset by a decrease of $2.5 million in our EMEA and Americas, excluding the United States, revenues, primarily related to declining feature phone revenues.

Smartphone Revenues

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Smartphone Revenue by Type		
Micro-Transactions	$47,371	$16,346
Advertisements	8,673	2,376
Offers	12,054	8,907
Other	6,260	7,465
Smartphone Revenues	$74,358	$35,094

Our smartphone revenues increased $39.3 million, or 111.9%, from $35.1 million in 2011 to $74.4 million in 2012, which was primarily related to a $31.0 million increase in micro-transactions (in-app purchases), a $6.3 million increase in advertisements and $3.1 million increase in offer revenues resulting from our launching 21 titles in 2012 compared to 19 titles in 2011 and our higher monetization of our users in 2012. However, our revenues from offers were negatively impacted in the second half of 2012 when we lost the ability to make certain types of offers available to our users on the Apple platform. We are able to generate revenues from micro-transactions, advertisements or offers, and we often change the focus of our monetization efforts among methods within a given game over the life of the title in an attempt to maximize revenue. For example, we may elect to disable advertisements within a game if we believe doing so will encourage users to play the game longer and thus increase the chance that they will make micro-transactions or complete offers, which generally result in higher revenues for us than advertisements. We rely on a very small portion of our total users for nearly all of our smartphone revenues derived from micro-transactions purchases. Since the launch of our first freemium titles in the fourth quarter of 2010, the percentage of unique paying users for our largest revenue-generating freemium games has been approximately 1%; however, in the initial period following the launch of a game, the percentage may be higher, and the percentage of unique paying users is generally lower than 1% for our less successful titles.

Cost of Revenues

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Cost of revenues:		
Royalties and other cost of revenues	$ 8,940	$12,389
Impairment of prepaid royalties and guarantees	—	531
Amortization of intangible assets	3,783	5,447
Total cost of revenues	$12,723	$18,367
Revenues	$87,493	$66,185
Gross margin	85.5%	72.2%

Our cost of revenues decreased $5.6 million, or 30.7%, from $18.4 million in 2011 to $12.7 million in 2012. This decrease was primarily due to a $4.8 million decrease in royalties associated with a decline in royalty-burdened revenue and a $1.7 million decrease in amortization of intangible assets. This decrease was partially offset by a $775,000 increase in hosting fees to support our freemium titles. Revenues attributable to games based upon original intellectual property increased as a percentage of revenues from 49.3% in 2011 to 80.5% in 2012, primarily due to our focus on developing freemium games for smartphones and tablets that are based on our own intellectual property. The average royalty rate that we paid on games based on licensed intellectual property, excluding royalty impairments, increased from 31.4% in 2011 to 36.5% in 2012. Overall royalties, including impairment of prepaid royalties and guarantees, as a percentage of total revenues decreased from 15.1% in 2011 to 7.1% in 2012. We expect that our gross margin will remain relatively flat for 2013; as sales of games based on our own original intellectual property replaces branded game sales, we expect that this benefit will be offset by increased hosting costs related to our freemium games.

Research and Development Expenses

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Research and development expenses	$54,275	$39,073
Percentage of revenues	62.0%	59.0%

Our research and development expenses increased $15.2 million, or 39.0%, from $39.1 million in 2011 to $54.3 million in 2012. The increase in research and development costs was primarily due to an $11.9 million increase in salaries, benefits and variable compensation under our employee bonus plans due to higher average headcount during 2012 mainly resulting from the acquisitions of Griptonite and Blammo at the beginning of August 2011 and GameSpy at the beginning of August 2012 but prior to the restructuring in the fourth quarter of 2012, in which we decreased our research and development headcount. As a result of the restructuring in the fourth quarter of 2012, our research and development headcount decreased from 467 employees at the end of 2011 to 433 employees at the end of 2012. The increase in our research and development expenses was also due to a $2.1 million increase in stock-based compensation expense, primarily resulting from vesting of the expense over the expected term and changes in the fair market values of contingent consideration issued to employees who are former shareholders of Blammo, a $2.1 million increase in allocated facility and overhead costs associated with higher average headcount during the year and a $1.1 million increase in temporary and consulting fees associated with the development, localization and testing of our smartphone titles. These increases were partially offset by a $2.6 million decrease in payments made to external developers of our titles. As a percentage of revenues, research and development expenses increased from 59.0% in 2011 to 62.0% in 2012. Research and development expenses included $3.5 million of stock-based compensation expense in 2012 and $1.4 million in 2011. We anticipate that our research and development expenses will increase slightly during 2013 in absolute dollars and as a percentage of revenues as we continue to hire employees with monetization and game design expertise, which we expect will offset the savings that we realized in connection with the restructuring measures that we implemented in the fourth quarter of 2012.

Sales and Marketing Expenses

	Year Ended December 31,	
	2012	2011
	(In thousands)	
Sales and marketing expenses	$20,893	$14,607
Percentage of revenues	23.9%	22.1%

Our sales and marketing expenses increased $6.3 million, or 43.0%, from $14.6 million in 2011 to $20.9 million in 2012. The increase was primarily due to a $6.6 million increase in marketing promotions associated with our freemium games. Salaries, benefits and variable compensation costs remained relatively flat despite increasing our sales and marketing headcount from 33 in 2011 to 38 in 2012, as higher aggregate salary costs were partially offset by lower variable compensation. The increase in expenditures for variable marketing was partially offset by a $353,000 decrease in professional and consulting fees for third party marketing firms utilized in Latin America and Asia. As a percentage of revenues, sales and marketing expenses increased from 22.1% in 2011 to 23.9% in 2012. Sales and marketing expenses included $386,000 of stock-based compensation expense in 2012 and $351,000 in 2011. We expect our sales and marketing expenditures to continue to increase during 2013 in absolute dollars and as a percentage of revenues in connection with the sales and marketing initiatives we intend to undertake related to the new freemium games that we expect to release during 2013.

General and Administrative Expenses

	Year Ended December 31,	
	2012	2011
	(In thousands)	
General and administrative expenses	$14,744	$14,002
Percentage of revenues	16.9%	21.2%

Our general and administrative expenses increased $742,000, or 5.3%, from $14.0 million in 2011 to $14.7 million in 2012. The increase was primarily due to a $735,000 increase in salaries, benefits and variable compensation as headcount increased from 62 in 2011 to 66 in 2012, a $573,000 increase in stock based compensation expense and a $228,000 change in the fair market value of contingent consideration issued to the Blammo non-employee shareholders. The increase in our general and administrative expenses was partially offset by an $845,000 decrease in allocated facility and overhead costs. As a percentage of revenues, general and administrative expenses decreased from 21.2% in 2011 to 16.9% in 2012. General and administrative expenses included $1.9 million of stock-based compensation expense in 2012 and $1.4 million in 2011. We anticipate that our general and administrative expenses will increase slightly during 2013 in absolute dollars and as a percentage of revenues. In addition, we may also be exposed to continued fluctuations in the fair market value of the contingent consideration issued to the Blammo non-employee shareholders, as the fair value of the contingent consideration will be measured during each reporting period until the end of the earn-out period in March 2015.

Other Operating Expenses

Our restructuring charge increased from $545,000 in 2011 to $1.4 million in 2012. Our restructuring charges for 2012 were comprised of employee termination costs in our San Francisco, California; Kirkland, Washington; Sao Paolo, Brazil, China and Spain offices. We anticipate incurring additional termination costs of approximately $450,000 in connection with other restructuring activities implemented in the first quarter of 2013 to better align sales and marketing with our current business strategy and to finalize the closure of our Brazil office.

Our amortization of intangible assets increased from $825,000 in 2011 to $2.0 million in 2012. This increase was due to amortization expense associated with non-competition agreements capitalized at their fair value as part of the purchase accounting for both the Griptonite and Blammo acquisitions.

Our goodwill impairment charge increased from zero in 2011 to $3.6 million in 2012 due to a decline in the estimated fair value of our APAC reporting unit attributable to an accelerated decline in the local feature phone business and the recent restructuring of our operations in the region.

Other Income (Expense), net

Interest and other income/(expense), net, decreased from a net income of $747,000 in 2011 to net expense of $347,000 in 2012. This decrease was primarily due to foreign currency losses related to the revaluation of certain assets and liabilities including accounts payable and accounts receivable.

Income Tax Provision

Our income tax provision changed from an expense of $614,000 in 2011 to a benefit $2.0 million in 2012. This change was primarily due to the release of uncertain tax positions in one foreign jurisdiction due to the expiration of the statute of limitations, release of valuation allowances, changes in the jurisdictions included in the anticipated effective tax rate computation and changes in pre-tax income in certain foreign entities. The provision for income taxes differs from the amount computed by applying the statutory U.S. federal rate principally due to the effect of our non-U.S. operations, non-deductible stock-based compensation expense, changes in the valuation allowance and increased foreign withholding taxes.

Our effective income tax rates for future periods will depend on a variety of factors, including changes in the deferred tax valuation allowance, as well as changes in our business such as intercompany transactions, any acquisitions, any changes in our international structure, any changes in the geographic location of our business functions or assets, changes in the geographic mix of our income, any changes in or termination of our agreements with tax authorities, changes in applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in our annual pre-tax income or loss. We incur certain tax expenses that do not decline proportionately with declines in our pre-tax consolidated income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile. At December 31, 2012, we anticipated that the liability for uncertain tax positions, excluding interest and penalties, could decrease by approximately $1.5 million within the next twelve months due to the expiration of certain statutes of limitation in foreign jurisdictions in which we do business.

Comparison of the Years Ended December 31, 2011 and 2010

Revenues

	Year Ended December 31,	
	2011	2010
	(In thousands)	
Feature phone	$31,091	$54,475
Smartphone	35,094	9,870
Revenues	$66,185	$64,345

Our revenues increased $1.8 million, or 2.9%, from $64.3 million in 2010 to $66.2 million in 2011, due to a $25.2 million increase in smartphone revenues resulting from increased sales growth on Apple's iOS-based devices and Android devices related primarily to micro-transactions, offers and advertisements. This was partially offset by a $23.4 million decline in feature phone revenues primarily due to the continued migration of users from feature phones to smartphones and our shift in our product development focus towards developing new titles for smartphone devices. Our smartphone revenues do not include approximately $7.1 million of revenues as of December 31, 2011, relating primarily to offers and in-app-purchases which have been deferred over their average useful lives. In 2011 approximately 11.1% of our total revenues were generated by our *Gun Bros* title, while no individual title accounted for 10% or more of our total revenues in 2010. International revenues (defined as revenues generated from carriers and other distributors whose principal operations are located outside the United States) decreased by $2.2 million, from $35.4 million in 2010 to $33.2 million in 2011. This was primarily related to a $3.3 million decrease in our Americas, excluding the United States, revenues, primarily related to declining feature phone revenues. This decrease was partially offset by a $1.2 million increase in our EMEA revenues, primarily related to increased revenues from certain OEM relationships and smartphone revenue growth on Apple and Android digital storefronts, partially offset by continued declines in our carrier-based business.

Cost of Revenues

	Year Ended December 31,	
	2011	2010
	(In thousands)	
Cost of revenues:		
Royalties	$12,389	$16,643
Impairment of prepaid royalties and guarantees	531	663
Amortization of intangible assets	5,447	4,226
Total cost of revenues	$18,367	$21,532
Revenues	$66,185	$64,345
Gross margin	72.2%	66.5%

Our cost of revenues decreased $3.2 million, or 14.7%, from $21.5 million in 2010 to $18.4 million in 2011. This decrease was primarily due to a $6.8 million decrease in royalties associated with a decline in royalty-burdened revenue, impairments and recoupments of previously impaired titles. This decrease was partially offset by a $2.4 million increase in hosting fees to support our freemium titles and a $1.2 million increase in amortization of intangible assets associated with the additional intangible assets we acquired as part of both the Griptonite and Blammo acquisitions. Revenues attributable to games based upon branded intellectual property decreased as a percentage of revenues from 78.1% in 2010 to 50.7% in 2011, primarily due to our focus on developing freemium games for smartphones and tablets that are based on our own intellectual property. Revenues attributable to games based upon original intellectual property were 49.3% of our total revenues for 2011. The average royalty rate that we paid on games based on licensed intellectual property, excluding royalty impairments, decreased from 33.4% in 2010 to 31.4% in 2011 due to decreased sales of titles with higher royalty rates. Overall royalties, including impairment of prepaid royalties and guarantees, as a percentage of total revenues decreased from 27.1% in 2010 to 15.1% in 2011.

Research and Development Expenses

	Year Ended December 31,	
	2011	2010
	(In thousands)	
Research and development expenses	$39,073	$25,180
Percentage of revenues	59.0%	39.1%

Our research and development expenses increased $13.9 million, or 55.2%, from $25.2 million in 2010 to $39.1 million in 2011. The increase in research and development costs was primarily due to a $8.4 million increase in salaries, benefits and variable compensation under our employee bonus plans as we increased our research and development headcount from 369 employees in 2010 to 467 employees in 2011, mainly resulting from the acquisitions of the Griptonite and Blammo studios in the third quarter of 2011. The increase was also due to a $3.9 million increase in outside service fees associated with the development of new freemium smartphone games by external developers as part of our Glu Partners program, a $907,000 increase in stock-based compensation expense, which includes a $551,000 charge associated with the contingent consideration issued to employees of Blammo who had been shareholders of Blammo and a $496,000 increase in travel and entertainment associated with additional travel related to the integration of the Griptonite acquisition and travel from our regional offices to our U.S. headquarters as part of our Glu University initiative. As a percentage of revenues, research and development expenses increased from 39.1% in 2010 to 59.0% in 2011. Research and development expenses included $1.4 million of stock-based compensation expense in 2011 and $480,000 in 2010.

Sales and Marketing Expenses

	Year Ended December 31,	
	2011	2010
	(In thousands)	
Sales and marketing expenses	$14,607	$12,140
Percentage of revenues	22.1%	18.9%

Our sales and marketing expenses increased $2.5 million, or 20.3%, from $12.1 million in 2010 to $14.6 million in 2011. The increase was primarily due to a $3.2 million increase in marketing promotions associated with the launch of our social, freemium game titles. This amount was partially offset by a $384,000 decrease in salaries, benefits, variable compensation and expatriate costs as we reduced our sales and marketing headcount from 48 in 2010 to 33 in 2011, which was the result of headcount reductions in our EMEA region and lower cost locations. We also had a $341,000 decrease in allocated facility and overhead costs, resulting from lower sales and marketing headcount. As a percentage of revenues, sales and marketing expenses increased from 18.9% in 2010 to 22.1% in 2011. Sales and marketing expenses included $351,000 of stock-based compensation expense in 2011 and $217,000 in 2010.

General and Administrative Expenses

	Year Ended December 31,	
	2011	2010
	(In thousands)	
General and administrative expenses	$14,002	$13,108
Percentage of revenues	21.2%	20.4%

Our general and administrative expenses increased $894,000, or 6.8%, from $13.1 million in 2010 to $14.0 million in 2011. The increase in general and administrative expenses was primarily due to a $1.1 million increase in professional, consulting and outside service fees associated primarily with the external legal, audit and valuation services performed as part of the Griptonite and Blammo acquisitions and a $501,000 increase in stock-based compensation expense. We also had a $281,000 increase in salaries, benefits and variable compensation due primarily to a $317,000 increase in variable compensation under our employee bonus plans. However, salaries and benefit costs decreased in 2011 compared to 2010 despite headcount increasing from 56 in 2010 to 62 in 2011. This is due to the fact that costs attributable to the additional headcount that we added in the third and fourth quarters of 2011 did not fully offset lower salary costs from the first six months of 2011. The increase in general and administrative expenses was partially offset by a $1.0 million decrease in allocated facility and overhead costs due to increased research and development headcount in 2011. As a percentage of revenues, general and administrative expenses increased from 20.4% in 2010 to 21.2% in 2011. General and administrative expenses included $1.4 million of stock-based compensation expense in 2011 and $871,000 in 2010.

Other Operating Expenses

Our restructuring charge decreased from $3.6 million in 2010 to $545,000 in 2011. Our restructuring charges for 2011 were comprised of $472,000 related to employee termination costs in our United States, China, Brazil, Italy and United Kingdom offices and $73,000 related primarily to facility-related charges associated with vacating a portion of our Moscow office.

Our amortization of intangible assets increased from $205,000 in 2010 to $825,000 in 2011. This increase was due to amortization expense associated with non-competition agreements capitalized at their fair value as part of the purchase accounting for both the Griptonite and Blammo acquisitions.

Other Income (Expense), net

Interest and other income/(expense), net, increased from a net expense of $1.3 million in 2010 to net income of $747,000 in 2011. This change was primarily due to an increase in foreign currency gains of $1.5 million related to the revaluation of certain assets and liabilities including accounts payable and accounts receivable, and a $546,000 decrease in net interest expense related to the lower balances outstanding on the MIG notes and borrowings under our credit facility.

Income Tax Provision

Our income tax provision decreased from $709,000 in 2010 to $614,000 in 2011. This decrease was primarily due to a partial release of our valuation allowance, pursuant to ASC 805-740, as a result of the acquisition of Griptonite. This decrease was partially offset by higher taxable profits in certain foreign jurisdictions, primarily the United Kingdom, changes in the valuation allowance and increased foreign withholding taxes resulting from increased sales in countries with withholding tax requirements. The provision for income taxes differs from the amount computed by applying the statutory U.S. federal rate principally due to the effect of our non-U.S. operations, non-deductible stock-based compensation expense, an increase in the valuation allowance and increased foreign withholding taxes. Our effective income tax rate for the year ended December 31, 2011 was 3.0% compared to 5.6% in the prior year. The lower effective tax rate in 2011 was mainly attributable to higher pre-tax income in our U.K. entity, changes in withholding taxes and non-deductible stock based compensation. These changes were partially offset by a release of our valuation allowance associated with the acquisition of Griptonite.

Liquidity and Capital Resources

	Year Ended December 31,		
	2012	2011	2010
	(In thousands)		
Consolidated Statement of Cash Flows Data:			
Capital expenditures	$ 2,014	$ 2,708	$ 710
Cash flows provided by (used in) operating activities	(6,749)	(6,727)	2,249
Cash flows provided by (used in) investing activities	(6,101)	7,634	(710)
Cash flows provided by financing activities	3,205	18,379	1,141

Since our inception, we have incurred recurring losses and we had an accumulated deficit of $232.3 million as of December 31, 2012.

Operating Activities

In 2012, net cash used in operating activities was $6.7 million, compared to net cash used in operating activities of $6.7 million in 2011. The cash utilized in our business was primarily due to a net loss of $20.5 million, a decrease in other long-term liabilities of $3.1 million and decreases in accrued compensation of $1.3 million and accrued royalties of $1.1 million. These amounts were partially offset by adjustments for non-cash items, including goodwill impairment charges of $3.6 million, amortization expense of $5.8 million, stock-based compensation expense of $5.8 million and depreciation expense of $2.4 million.

In 2011, net cash used in operating activities was $6.7 million, compared to net cash provided by operating activities of $2.2 million in 2010. This increase in cash utilized in our business was primarily due to a net loss of $21.1 million and a decrease in accrued royalties of $3.4 million. These amounts were partially offset by an increase in deferred revenues of $6.2 million. In addition, we had adjustments for non-cash items, including amortization expense of $6.3 million, stock-based compensation expense of $3.1 million and depreciation expense of $1.8 million.

In 2010, net cash provided by operating activities was $2.2 million, compared to net cash provided by operating activities of $1.1 million in 2009. This increase in cash from operations was primarily due to a decrease in accounts receivable of $5.2 million due to declining sales of games for feature phones in our carrier-based business and improved cash collections, a $3.7 million decrease in our prepaid royalties, a $1.8 million increase in accrued compensation and a $1.1 million increase in accounts payable. In addition, we had adjustments for non-cash items, including amortization expense of $4.4 million, depreciation expense of $2.0 million, stock-based compensation expense of $1.6 million and impairment of prepaid royalties of $663,000. These amounts were partially offset by a net loss of $13.4 million and a decrease in accrued royalties of $5.3 million.

Investing Activities

Our primary investing activities have consisted of purchases of property and equipment and leasehold improvements for our offices. We expect to use more cash in investing activities in 2013 for property and equipment related to supporting our infrastructure and our development and design studios. We expect to fund these investments with our existing cash and cash equivalents.

In 2012, we used $6.1 million of cash in investing activities related primarily to $5.0 million used to purchase the *Deer Hunter* trademark and brand assets during the second quarter of 2012 and $2.0 million of payments for leasehold improvements, computer, server and networking equipment and software to support our freemium games. These cash outflows were partially offset by $913,000 in cash acquired in connection with our acquisition of GameSpy in the third quarter of 2012.

In 2011, cash from investing activities was $7.6 million, which primarily consisted of $10.3 million in cash acquired in connection with our acquisition of Griptonite. This was partially offset by $2.7 million used in the purchase of property, plant and equipment, mainly relating to the purchases of computer, server and networking equipment to support our freemium games, purchases of software and the additions of leasehold improvements.

In 2010, we used $710,000 of cash for investing activities resulting primarily from purchases of computer and networking equipment, software and leasehold improvements.

Financing Activities

In 2012, net cash provided by financing activities was $3.2 million due to proceeds received from option and warrant exercises and purchases under our employee stock purchase plan.

In 2011, net cash provided by financing activities was $18.4 million due primarily to $15.7 million of net proceeds received from our underwritten public offering of stock in January 2011 and $5.7 million of proceeds received from option and warrant exercises and purchases under our employee stock purchase plan. These inflows were partially offset by $2.3 million that we repaid under our credit facility and a payment of $698,000 relating to taxes that had been withheld on the December 31, 2010 promissory note payment made to the former MIG shareholders.

In 2010, net cash provided by financing activities was $1.1 million due primarily to the $13.2 million of net proceeds that we received from the 2010 Private Placement and $598,000 of proceeds that we received from option exercises and purchases under our employee stock purchase plan. These inflows were partially offset by the $10.3 million that we paid during 2010 with respect to the promissory notes and bonuses that we issued to the MIG shareholders and $2.4 million that we paid down under our credit facility.

Sufficiency of Current Cash and Cash Equivalents

Our cash and cash equivalents were $22.3 million as of December 31, 2012. Cash and cash equivalents held outside of the U.S. in various foreign subsidiaries were $4.0 million as of December 31, 2012, most of which are held by our United Kingdom subsidiary. Under current tax laws and regulations, if cash and cash equivalents held outside the U.S. are distributed to the U.S. in the form of dividends or otherwise, we may be subject to additional U.S. income taxes and foreign withholding taxes. We have not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries because these earnings are intended to be reinvested indefinitely.

We expect to fund our operations and satisfy our contractual obligations during 2013 primarily through our cash and cash equivalents and cash flows from operations. However, we expect to use cash in our operations during 2013 as we seek to grow our business. We believe our cash and cash equivalents and cash inflows will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our cash requirements for the next 12 months may be greater than we anticipate due to, among other reasons, revenues that are lower than we currently anticipate, greater than expected operating expenses, particularly with respect to our research and development and sales and marketing initiatives, use of cash to fund our foreign operations and the impact of foreign currency rate changes, unanticipated limitations or timing restrictions on our ability to access funds that are held in our non-U.S. subsidiaries or any investments or acquisitions that we may decide to pursue.

If our cash sources are insufficient to satisfy our cash requirements, we may seek to raise additional capital. However, we may be unable to do so on terms that are favorable to us or at all, particularly given current capital market and overall economic conditions.

Contractual Obligations

The following table is a summary of our contractual obligations as of December 31, 2012:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	Thereafter
			(In thousands)		
Operating lease obligations	$ 8,478	$3,195	$4,389	$894	$ —
Uncertain tax position obligations, including interest and penalties(1)	3,859	—	—	—	3,859
Blammo earn-out (2)	2,654	1,855	799	—	—
Total contractual obligations	$14,991	$5,050	$5,188	$894	$3,859

(1) As of December 31, 2012, unrecognized tax benefits and potential interest and penalties were classified within "Other long-term liabilities" on our consolidated balance sheets. As of December 31, 2012, the settlement of our income tax liabilities cannot be determined; however, the liabilities are not expected to become due within the next 12 months.

(2) As of December 31, 2012, the contingent consideration issued to the former Blammo shareholders had a fair value of $2.7 million. The fair value represents the present value of probability-adjusted revenues related to the Blammo earnout for fiscal 2013, fiscal 2014 and fiscal 2015. As of December 31, 2012, we had recorded $2.5 million on our consolidated balance sheets as employee shareholders of Blammo must continue to provide services during the earnout periods.

Off-Balance Sheet Arrangements

At December 31, 2012, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, that are not already disclosed in this report.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might not be able to fully offset these higher costs through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, ("ASU 2011-04").* ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The adoption of this standard did not materially impact our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income, ("ASU 2011-05").* ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of this standard did not materially impact our consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment* (the "revised standard"). The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. An entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The adoption of this standard did not materially impact our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-2, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* This guidance requires the presentation of the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income, but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The guidance is effective for fiscal years beginning after December 15, 2012. We do not believe that the adoption of ASU 2013-2 will have a material impact on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate and Credit Risk

Our exposure to interest rate risk relates primarily to our investment portfolio and the potential losses arising from changes in interest rates.

We are potentially exposed to the impact of changes in interest rates as they affect interest earned on our investment portfolio. As of December 31, 2012, we had no short-term investments and substantially all $22.3 million of our cash and cash equivalents was held in operating bank accounts earning nominal interest. Accordingly, we do not believe that a 10% change in interest rates would have a significant impact on our interest income, operating results or liquidity related to these amounts.

The primary objectives of our investment activities are, in order of importance, to preserve principal, provide liquidity and maximize income without significantly increasing risk. We do not currently use or plan to use derivative financial instruments in our investment portfolio.

As of December 31, 2012 and December 31, 2011, our cash and cash equivalents were maintained by financial institutions in the United States, the United Kingdom, Brazil, Canada, China, France, Hong Kong, India, Italy, Russia and Spain and our current deposits are likely in excess of insured limits.

Our accounts receivable primarily relate to revenues earned from domestic and international wireless carriers and digital storefronts. We perform ongoing credit evaluations of our carriers' financial condition but generally require no collateral from them. At December 31, 2012, Apple accounted for 44.3%, Medium Entertainment (PlayHaven) accounted for 13.2% and Google accounted for 10.8% of total accounts receivable. At December 31, 2011, Apple accounted for 26.6%, Tapjoy accounted for 18.0%, Telecomunicaciones Movilnet accounted for 11.7% and Google accounted for 10.3% of total accounts receivable.

Foreign Currency Exchange Risk

We transact business in more than 70 countries in more than 20 different currencies, and in 2011 and 2012, some of these currencies fluctuated significantly. Our revenues are usually denominated in the functional currency of the carrier or distributor while the operating expenses of our operations outside of the United States are maintained in their local currency, with the significant operating currencies consisting of British Pound Sterling ("GBP"), Chinese Renminbi, Brazilian Real and Russian Ruble. Although recording operating expenses in the local currency of our foreign operations mitigates some of the exposure of foreign currency fluctuations, variances among the currencies of our customers and our foreign operations relative to the United States Dollar ("USD") could have and have had a material impact on our results of operations.

Our foreign currency exchange gains and losses have been generated primarily from fluctuations in GBP versus the USD and in the Euro versus GBP. At month-end, non-functional currency-denominated accounts receivable and intercompany balances are marked to market and unrealized gains and losses are included in other income (expense), net. Translation adjustments arising from the use of differing exchange rates are included in accumulated other comprehensive income in stockholders' equity. We have in the past experienced, and in the future expect to experience, foreign currency exchange gains and losses on our accounts receivable and intercompany receivables and payables. Foreign currency exchange gains and losses could have a material adverse effect on our business, operating results and financial condition.

There is also additional risk if the currency is not freely or actively traded. Some currencies, such as the Chinese Renminbi, in which our Chinese operations principally transact business, are subject to limitations on conversion into other currencies, which can limit our ability to react to foreign currency devaluations.

To date, we have not engaged in exchange rate hedging activities, and we do not expect to do so in the foreseeable future.

Item 8. ***Financial Statements and Supplementary Data***

GLU MOBILE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Glu Mobile Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Glu Mobile Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2012 and 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded GameSpy Industries, Inc. from its assessment of internal control over financial reporting as of December 31, 2012 because it was acquired by the Company in a business combination during 2012. We have also excluded GameSpy Industries, Inc. from our audit of internal control over financial reporting. GameSpy Industries, Inc. is a wholly owned subsidiary whose total assets and total revenues represent 0.9% and 1.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 15, 2013

GLU MOBILE INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	As of December 31,	
	2012	2011
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,325	$ 32,212
Accounts receivable, net	11,881	11,821
Prepaid royalties	—	483
Prepaid expenses and other	2,487	1,881
Total current assets	36,693	46,397
Property and equipment, net	5,026	3,934
Other long-term assets	227	404
Intangible assets, net	10,889	10,078
Goodwill	19,440	21,991
Total assets	$ 72,275	$ 82,804
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,269	$ 6,894
Accrued liabilities	2,124	939
Accrued compensation	5,989	5,404
Accrued royalties	2,781	3,865
Accrued restructuring	4	887
Deferred revenues	9,031	7,139
Total current liabilities	27,198	25,128
Other long-term liabilities	6,190	8,503
Total liabilities	33,388	33,631
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 5,000 shares authorized at December 31, 2012 and 2011; no shares issued and outstanding at December 31, 2012 and 2011	—	—
Common stock, $0.0001 par value: 250,000 authorized at December 31, 2012 and 2011; 66,022 and 63,749 shares issued and outstanding at December 31, 2012 and 2011	6	6
Additional paid-in capital	271,016	260,744
Accumulated other comprehensive income	167	266
Accumulated deficit	(232,302)	(211,843)
Total stockholders' equity	38,887	49,173
Total liabilities and stockholders' equity	$ 72,275	$ 82,804

The accompanying notes are an integral part of these consolidated financial statements.

GLU MOBILE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Revenues	$ 87,493	$ 66,185	$ 64,345
Cost of revenues:			
Royalties and other cost of revenues	8,940	12,389	16,643
Impairment of prepaid royalties and guarantees	—	531	663
Amortization of intangible assets	3,783	5,447	4,226
Total cost of revenues	12,723	18,367	21,532
Gross profit	74,770	47,818	42,813
Operating expenses:			
Research and development	54,275	39,073	25,180
Sales and marketing	20,893	14,607	12,140
General and administrative	14,744	14,002	13,108
Amortization of intangible assets	1,980	825	205
Restructuring charge	1,371	545	3,629
Impairment of goodwill	3,613	—	—
Total operating expenses	96,876	69,052	54,262
Loss from operations	(22,106)	(21,234)	(11,449)
Interest and other income/(expense), net:			
Interest income/(expense)	21	(29)	(575)
Other income/(expense), net	(368)	776	(690)
Interest and other income/(expense), net	(347)	747	(1,265)
Loss before income taxes	(22,453)	(20,487)	(12,714)
Income tax benefit/(provision)	1,994	(614)	(709)
Net loss	$(20,459)	$(21,101)	$(13,423)
Net loss per share—basic and diluted	$ (0.32)	$ (0.37)	$ (0.38)
Weighted average common shares outstanding—basic and diluted	64,318	57,518	35,439

The accompanying notes are an integral part of these consolidated financial statements.

GLU MOBILE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net Loss	$(20,459)	$(21,101)	$(13,423)
Other comprehensive income/(loss):			
Foreign currency translation adjustments	(99)	(893)	228
Other comprehensive income/(loss)	(99)	(893)	228
Comprehensive loss	$(20,558)	$(21,994)	$(13,195)

The accompanying notes are an integral part of these consolidated financial statements.

10-K

GLU MOBILE INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total Stockholders' Equity Deficit
	Shares	Amount				
Balances at December 31, 2009	30,360	$ 3	$188,078	$ 931	$(177,319)	$ 11,693
Net loss	—	—	—	—	(13,423)	(13,423)
Stock-based compensation expense	—	—	1,568	—	—	1,568
Vesting of early exercised options	—	—	2	—	—	2
Issuance of common stock upon exercise of stock options	330	—	287	—	—	287
Issuance of common stock upon Private Placement, net of issuance costs	13,495	1	13,218	—	—	13,219
Issuance of common stock pursuant to Employee Stock Purchase Plan	400	—	311	—	—	311
Foreign currency translation adjustment	—	—	—	228	—	228
Balances at December 31, 2010	44,585	$ 4	$203,464	$1,159	$(190,742)	$ 13,885
Net loss	—	—	—	—	(21,101)	(21,101)
Stock-based compensation expense	—	—	2,559	—	—	2,559
Issuance of other common stock	51	—	200	—	—	200
Issuance of common stock upon exercise of stock options	859	—	1,633	—	—	1,633
Issuance of common stock upon exercise of warrants	2,475	—	3,711	—	—	3,711
Issuance of common stock as consideration for acquisitions	7,106	1	33,157	—	—	33,158
Issuance of common stock upon Secondary Offering, net of issuance costs	8,415	1	15,660	—	—	15,661
Issuance of common stock pursuant to Employee Stock Purchase Plan	258	—	360	—	—	360
Foreign currency translation adjustment	—	—	—	(893)	—	(893)
Balances at December 31, 2011	63,749	$ 6	$260,744	$ 266	$(211,843)	$ 49,173
Net loss	—	—	—	—	(20,459)	(20,459)
Stock-based compensation expense	—	—	4,271	—	—	4,271
Issuance of common stock upon exercise of stock options	806	—	1,357	—	—	1,357
Issuance of common stock upon exercise of warrants	413	—	619	—	—	619
Issuance of common stock as consideration for acquisition	600	—	2,796	—	—	2,796
Issuance of common stock pursuant to Employee Stock Purchase Plan	454	—	1,229	—	—	1,229
Foreign currency translation adjustment	—	—	—	(99)	—	(99)
Balances at December 31, 2012	66,022	$ 6	$271,016	$ 167	$(232,302)	$ 38,887

The accompanying notes are an integral part of these consolidated financial statements.

GLU MOBILE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Cash flows from operating activities:			
Net loss	$(20,459)	$(21,101)	$(13,423)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	2,368	1,846	1,975
Amortization of intangible assets	5,763	6,272	4,431
Stock-based compensation	5,822	3,110	1,568
Change in fair value of Blammo earnout	167	(61)	—
Interest expense on debt	—	4	413
Amortization of loan agreement costs	—	70	188
Non-cash foreign currency remeasurement (gain)/loss	365	(789)	699
Impairment of goodwill	3,613	—	—
Impairment of prepaid royalties and guarantees	—	531	663
Changes in allowance for doubtful accounts	281	296	(42)
Changes in operating assets and liabilities, net of effect of acquisitions:			
Accounts receivable	2,430	(64)	5,237
Prepaid royalties	483	1,458	3,696
Prepaid expenses and other assets	(368)	2,073	(113)
Accounts payable	(586)	602	1,139
Other accrued liabilities	(459)	(177)	(1,223)
Accrued compensation	(1,300)	978	1,839
Accrued royalties	(1,133)	(3,402)	(5,278)
Deferred revenues	206	6,198	(70)
Accrued restructuring charge	(883)	(1,575)	1,055
Other long-term liabilities	(3,059)	(2,996)	(505)
Net cash (used in)/provided by operating activities	(6,749)	(6,727)	2,249
Cash flows from investing activities:			
Purchase of property and equipment	(2,014)	(2,708)	(710)
Purchase of intangible assets	(5,000)	—	—
Net cash received from acquisitions	913	10,342	—
Net cash (used in)/provided by investing activities	(6,101)	7,634	(710)
Cash flows from financing activities:			
Proceeds from line of credit	—	—	37,356
Payments on line of credit	—	(2,288)	(39,729)
MIG loan payments	—	(698)	(10,302)
Proceeds from public offering, net	—	15,661	—
Proceeds from private placement, net	—	—	13,218
Proceeds from exercise of stock options and ESPP	2,586	1,993	598
Proceeds from exercise of stock warrants and issuance of common stock	619	3,711	—
Net cash provided by financing activities	3,205	18,379	1,141
Effect of exchange rate changes on cash	(242)	63	(327)
Net increase/(decrease) in cash and cash equivalents	(9,887)	19,349	2,353
Cash and cash equivalents at beginning of period	32,212	12,863	10,510
Cash and cash equivalents at end of period	$ 22,325	$ 32,212	$ 12,863
Supplemental disclosures of cash flow information			
Common stock issued for acquisitions	$ 2,796	$ 33,158	$ —
Interest paid	$ —	$ —	$ 1,349
Income taxes paid	$ 394	$ 1,453	$ 507

The accompanying notes are an integral part of these consolidated financial statements.

GLU MOBILE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data and percentages)

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Glu Mobile Inc. (the "Company" or "Glu") was incorporated in Nevada in May 2001 and reincorporated in the state of Delaware in March 2007. The Company develops and publishes a portfolio of action/adventure and casual games designed to appeal to a broad cross section of the users of smartphones and tablet devices who purchase our games through direct-to-consumer digital storefronts, such as the Apple App Store, Google Play store, Amazon Appstore, Microsoft Xbox Live marketplace and Samsung App Store. The Company creates games based on its own original intellectual property, as well as third-party licensed brands.

The Company has incurred recurring losses from operations since inception and had an accumulated deficit of $232,302 as of December 31, 2012. For the year ended December 31, 2012, the Company incurred a net loss of $20,459. The Company may incur additional losses and negative cash flows in the future. Failure to generate sufficient revenues, reduce spending or raise additional capital could adversely affect the Company's ability to achieve its intended business objectives.

Basis of Presentation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires the Company's management to make judgments, assumptions and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the estimated lives that we use for revenue recognition, the allowance for doubtful accounts, useful lives of property and equipment and intangible assets, accrued liabilities, income taxes, fair value of stock awards issued and contingent consideration issued to Blammo shareholders, accounting for business combinations, and evaluating goodwill and long-lived assets for impairment. Actual results may differ from these estimates and these differences may be material.

Revenue Recognition

The Company generates revenues through the sale of games on traditional feature phones and smartphones and tablets, such as Apple's iPhone and iPad and other mobile devices utilizing Google's Android operating system. Feature phone games are distributed primarily through wireless carriers and smartphone games are distributed primarily through digital storefronts such as the Apple App Store.

Smartphone revenue

The Company distributes its games for smartphones and tablets on digital storefronts such as the Apple's App Store and the Google Play Store. Within these storefronts, users can download the Company's freemium games and pay to acquire virtual currency which can be redeemed in the game for virtual goods. The Company recognizes revenue, when persuasive evidence of an arrangement exists, the service has been provided to the user, the price paid by the user is fixed or determinable, and collectability is reasonably assured. Determining whether and when some of these criteria have been satisfied requires judgments that may have a significant impact on the timing and amount of revenue the Company reports in each period. For the purposes of determining when the service has been provided to the player, the Company has determined that an implied obligation exists to the paying user to continue displaying the purchased virtual goods within the game over the virtual goods' estimated useful lives.

The Company sells both consumable and durable virtual goods and receives reports from the digital storefronts, such as the Apple App Store, which breakdown the various purchases made from their games over a given time period. The Company reviews these reports to determine on a per-item basis whether the purchase was a consumable virtual good or a durable virtual good. Consumable goods are items consumed at a predetermined time or otherwise have limitations on repeated use, while durable goods are items accessible to the user over an extended period of time. The Company's revenues from consumable virtual goods have been immaterial over the previous two years and are one-time actions that can be purchased directly by the player through the digital storefront. The Company recognizes the revenues from these items immediately, since it believes that the delivery obligation has been met and there are no further implicit or explicit performance obligations related to the purchase of that consumable virtual good. Revenues from durable virtual goods are generated through the purchase of virtual coins by users through a digital storefront. Players convert the virtual coins within the game to durable virtual goods such as weapons, armor or other accessories to enhance their game-playing experience. The durable virtual goods remain in the game for as long as the player continues to play. The Company believes this represents an implied service obligation, and accordingly, they recognize the revenues from the purchase of these durable virtual goods over the estimated average playing period of paying users. Based on the Company's analysis, the estimated weighted average useful life of a paying user is approximately three months, and this estimate has been consistent since the Company's initial analysis. If a new game is launched and only a limited period of paying player data is available, then the Company also considers other qualitative factors, such as the playing patterns for paying users for other games with similar characteristics. While the Company believes its estimates to be reasonable based on available game player information, it may revise such estimates in the future as the games' operation periods change. Any adjustments arising from changes in the estimates of the lives of these virtual goods would be applied prospectively on the basis that such changes are caused by new information indicating a change in game player behavior patterns. Any changes in the Company's estimates of useful lives of these virtual goods may result in revenues being recognized on a basis different from prior periods' and may cause its operating results to fluctuate.

The Company also has relationships with certain advertising service providers for advertisements within smartphone games and revenue from these advertisers is generated through impressions, clickthroughs, banner ads and offers. Revenue is recognized as advertisements are delivered, an executed contract exists, the price is fixed or determinable and collectability has been reasonably assured. Delivery generally occurs when the advertisement has been displayed or the offer has been completed by the user. Certain offer advertisements that result in the user receiving virtual currency are deferred and recognized over the average playing period of paying users.

Feature phone revenue

The Company's feature phone revenues are derived primarily by licensing software products in the form of mobile games. The Company distributes its products primarily through mobile telecommunications service providers ("carriers"), which market the games to end users. License fees are usually billed by the carrier upon download of the game by the end user and are generally billed monthly. Revenues are recognized from the

Company's games when persuasive evidence of an arrangement exists, the game has been delivered, the fee is fixed or determinable, and the collection of the resulting receivable is probable. Management considers a signed license agreement to be evidence of an arrangement with a carrier and a "clickwrap" agreement to be evidence of an arrangement with an end user. For these licenses, the Company defines delivery as the download of the game by the end user.

Other estimates and judgments

The Company estimates revenues from carriers and digital storefronts in the current period when reasonable estimates of these amounts can be made. Certain carriers and digital storefronts provide reliable interim preliminary reporting and others report sales data within a reasonable time frame following the end of each month, both of which allow the Company to make reasonable estimates of revenues and therefore to recognize revenues during the reporting period. Determination of the appropriate amount of revenue recognized involves judgments and estimates that the Company believes are reasonable, but it is possible that actual results may differ from the Company's estimates. When the Company receives the final reports, to the extent not received within a reasonable time frame following the end of each month, the Company records any differences between estimated revenues and actual revenues in the reporting period when the Company determines the actual amounts. Historically, the revenues on the final revenue report have not differed by more than one half of 1% of the reported revenues for the period, which the Company deemed to be immaterial.

In accordance with ASC 605-45, *Revenue Recognition: Principal Agent Considerations*, the Company recognizes as revenues the amounts the carrier and digital storefronts reports as payable upon the sale of the Company's games. The Company has evaluated its carrier and digital storefront agreements and has determined that it is not the principal when selling its games. Key indicators that it evaluated to reach this determination include:

- wireless subscribers directly contract with the carriers and digital storefronts, which have most of the service interaction and are generally viewed as the primary obligor by the subscribers;
- carriers and digital storefronts generally have responsibility for fulfillment which includes delivery of the content and have significant control over the types of games that they offer to their subscribers;
- the limited number of digital storefronts currently available in the marketplace;
- carriers and digital storefronts are directly responsible for billing and collecting fees from their subscribers, including the resolution of billing disputes;
- carriers and digital storefronts generally pay the Company a fixed percentage of their revenues or a fixed fee for each game;
- carriers and digital storefronts generally must approve the price of the Company's games in advance of their sale to subscribers or provide tiered pricing thresholds, and the Company's more significant carriers generally have the ability to set the ultimate price charged to their subscribers; and
- the Company has limited risks, including no inventory risk and limited credit risk.

Deferred Licensing Fees and Related Costs

Certain premium licensed games sold on digital storefronts such as Apple's App Store require the revenue to be deferred due to additional services and incremental unspecified digital content to be delivered in the future without an additional fee. The Company is obligated to pay ongoing licensing fees in the form of royalties related to these games. As revenues are deferred, the related ongoing licensing fees and costs are also deferred. The deferred licensing fees and related costs are recognized in the consolidated statements of operations in the period in which the related sales are recognized as revenue.

Cash and Cash Equivalents

The Company considers all investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits cash and cash equivalents with financial institutions that management believes are of high credit quality. Deposits held with financial institutions often exceed the amount of insurance on these deposits.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable.

The Company derives its accounts receivable from revenues earned from customers located in the U.S. and other locations outside of the U.S. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company bases its allowance for doubtful accounts on management's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews past due balances over a specified amount individually for collectability on a monthly basis. It reviews all other balances quarterly. The Company charges off accounts receivable balances against the allowance when it determines that the amount will not be recovered.

The following table summarizes the revenues from customers in excess of 10% of the Company's revenues:

	Year Ended December 31,		
	2012	2011	2010
Apple	35.7%	20.7%	— %
Google	17.6	—	—
Tapjoy	13.2	13.0	—
Verizon Wireless	—	—	15.2

At December 31, 2012, Apple accounted for 44.3%, Medium Entertainment (PlayHaven) accounted for 13.2% and Google accounted for 10.8% of total accounts receivable. At December 31, 2011, Apple accounted for 26.6%, Tapjoy accounted for 18.0%, Telecomunicaciones Movilnet accounted for 11.7% and Google accounted for 10.3% of total accounts receivable.

Fair Value

The Company accounts for fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a three tier hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The first two levels in the hierarchy are considered observable inputs and the last is considered unobservable. The Company's cash and investment instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Level 3 liabilities consist of acquisition-related non-current liabilities for contingent consideration (i.e., earnouts). Please refer to Note 4 for further details.

Prepaid or Guaranteed Licensor Royalties

The Company's royalty expenses consist of fees that it pays to branded content owners for the use of their intellectual property, including trademarks and copyrights, in the development of the Company's games. Royalty-based obligations are either paid in advance and capitalized on the balance sheet as prepaid royalties or accrued as incurred and subsequently paid. These royalty-based obligations are expensed to cost of revenues at the greater of the revenues derived from the relevant game multiplied by the applicable contractual rate or an effective royalty rate based on expected net product sales. Advanced license payments that are not recoupable against future royalties are capitalized and amortized over the lesser of the estimated life of the branded title or the term of the license agreement.

The Company's contracts with some licensors include minimum guaranteed royalty payments, which are payable regardless of the ultimate volume of sales to end users. In accordance with ASC 460-10-15, *Guarantees* ("ASC 460"), the Company recorded a minimum guaranteed liability of zero and approximately $300 as of December 31, 2012 and 2011, respectively. When no significant performance remains with the licensor, the Company initially records each of these guarantees as an asset and as a liability at the contractual amount. The Company believes that the contractual amount represents the fair value of the liability. When significant performance remains with the licensor, the Company records royalty payments as an asset when actually paid and as a liability when incurred, rather than upon execution of the contract. The Company classifies minimum royalty payment obligations as current liabilities to the extent they are contractually due within the next twelve months.

Each quarter, the Company evaluates the realization of its royalties as well as any unrecognized guarantees not yet paid to determine amounts that it deems unlikely to be realized through product sales. The Company uses estimates of revenues, cash flows and net margins to evaluate the future realization of prepaid royalties and guarantees. This evaluation considers multiple factors, including the term of the agreement, forecasted demand, game life cycle status, game development plans, and current and anticipated sales levels, as well as other qualitative factors such as the success of similar games and similar genres on mobile devices for the Company and its competitors and/or other game platforms (e.g., consoles, personal computers and Internet) utilizing the intellectual property and whether there are any future planned theatrical releases or television series based on the intellectual property. To the extent that this evaluation indicates that the remaining prepaid and guaranteed royalty payments are not recoverable, the Company records an impairment charge to cost of revenues in the period that impairment is indicated. The Company had no impairment charges in 2012. The Company recorded impairment charges to cost of revenues of $531 and $663 during the years ended December 31, 2011 and 2010, respectively.

Goodwill and Intangible Assets

In accordance with ASC 350, *Intangibles-Goodwill and Other* ("ASC 350"), the Company's goodwill is not amortized but is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Under ASC 350, the Company performs the annual impairment review of its goodwill balance as of September 30. This impairment review involves a multiple-step process as follows:

Step—0 Under new accounting guidance adopted for 2011, the Company evaluates qualitative factors and overall financial performance to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as "Step 0." Step 0 involves, among other qualitative factors, weighing the relative impact of factors that are specific to the reporting unit as well as industry and macroeconomic factors. After assessing those various factors, if it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity will need to proceed to the first step of the two-step goodwill impairment test.

Step—1 The Company compares the fair value of each of its reporting units to the carrying value including goodwill of that unit. For each reporting unit where the carrying value, including goodwill, exceeds the unit's fair value, the Company moves on to step 2. If a unit's fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step—2 The Company performs an allocation of the fair value of the reporting unit to its identifiable tangible and intangible assets (other than goodwill) and liabilities. This allows the Company to derive an implied fair value for the unit's goodwill. The Company then compares the implied fair value of the reporting unit's goodwill with the carrying value of the unit's goodwill. If the carrying amount of the unit's goodwill is greater than the implied fair value of its goodwill, an impairment charge would be recognized for the excess.

In 2012, the Company concluded that a portion of the goodwill attributed to the APAC reporting unit was impaired and recorded a $3,613 impairment charge. In 2011 and 2010, the Company did not record any goodwill impairment charges as the fair values of the reporting units exceeded their respective carrying values.

Purchased intangible assets with finite lives are amortized using the straight-line method over their useful lives ranging from one to nine years and are reviewed for impairment in accordance with ASC 360, *Property, Plant and Equipment* ("ASC 360").

Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable in accordance with ASC 360. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets, significant negative industry or economic trends, and a significant decline in the Company's stock price for a sustained period of time. The Company recognizes impairment based on the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or a discounted cash flow analysis.

Property and Equipment

The Company states property and equipment at cost. The Company computes depreciation or amortization using the straight-line method over the estimated useful lives of the respective assets or, in the case of leasehold improvements, the lease term of the respective assets, whichever is shorter.

The depreciation and amortization periods for the Company's property and equipment are as follows:

Computer equipment	Three years
Computer software	Three years
Furniture and fixtures	Three years
Leasehold improvements	Shorter of the estimated useful life or remaining term of lease

Research and Development Costs

The Company charges costs related to research, design and development of products to research and development expense as incurred. The types of costs included in research and development expenses include salaries, contractor fees and allocated facilities costs.

Software Development Costs

The Company applies the principles of ASC 985-20, *Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed* ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the "tested working model" approach to establishing technological feasibility for its games. Under this approach, the Company does not consider a game in development to have passed the technological feasibility milestone until the Company has completed a model of the game that contains essentially all the functionality and features of the final game and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of a game for sale; thus, the Company has expensed all software development costs as incurred. The Company considers the following factors in determining whether costs can be capitalized: the emerging nature of the mobile game market; the lack of pre-orders or sales history for its games; the uncertainty regarding a game's revenue-generating potential; and its historical practice of canceling games at any stage of the development process.

Internal Use Software

The Company recognizes internal use software development costs in accordance with ASC 350-40, *Intangibles-Goodwill and Other-Internal Use Software* ("ASC 350-40"). Thus, the Company capitalizes software development costs, including costs incurred to purchase third-party software, beginning when it determines certain factors are present including, among others, that technology exists to achieve the performance requirements and/or buy versus internal development decisions have been made. The Company capitalized certain internal use software costs totaling approximately $1,598, $1,787 and $117 during the years ended December 31, 2012, 2011 and 2010, respectively. The estimated useful life of costs capitalized is generally three years. During the years ended December 31, 2012, 2011 and 2010, the amortization of capitalized software costs totaled approximately $1,014, $507 and $262, respectively. Capitalized internal use software development costs are included in property and equipment, net.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or tax returns. Under ASC 740, the Company determines deferred tax assets and liabilities based on the temporary difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which it expects the differences to reverse. The Company establishes valuation allowances when necessary to reduce deferred tax assets to the amount it expects to realize.

The Company accounts for uncertain tax positions in accordance with ASC 740, which requires companies to adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained. ASC 740 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense.

Restructuring

The Company accounts for costs associated with employee terminations and other exit activities in accordance with ASC 420, *Exit or Disposal Cost Obligations* ("ASC 420"). The Company records employee termination benefits as an operating expense when it communicates the benefit arrangement to the employee and it requires no significant future services, other than a minimum retention period, from the employee to earn the termination benefits. In addition, termination benefits related to international employees are recognized when the amount of such termination benefits becomes estimable and payment is probable.

Stock-Based Compensation

The Company applies the fair value provisions of ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. ASC 718 requires companies to estimate the fair value of share-based payment awards on the grant date using an option pricing model. The fair value of stock options and stock purchase rights granted pursuant to the Company's equity incentive plans and 2007 Employee Stock Purchase Plan ("ESPP"), respectively, is determined using the Black-Scholes valuation model. The determination of fair value is affected by the stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and expected stock price volatility over the expected term of the award. Generally, these assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment to stock-based compensation expense will be recognized at that time. Changes to the assumptions used in the Black-Scholes option valuation calculation and the forfeiture rate, as well as future equity granted or assumed through acquisitions could significantly impact the compensation expense the Company recognizes.

The Company has elected to use the "with and without" approach as described in determining the order in which tax attributes are utilized. As a result, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through its statement of operations.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of ASC 718 and ASC 505-50.

Advertising Expenses

The Company expenses the production costs of advertising, including direct response advertising, the first time the advertising takes place. Advertising expense was $12,124, $6,114 and $3,184 in the years ended December 31, 2012, 2011 and 2010, respectively.

Comprehensive Income/(Loss)

Comprehensive income/(loss) consists of two components, net loss and other comprehensive income/(loss). Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of stockholders' equity but are excluded from net income/(loss). The Company's other comprehensive income/(loss) included only of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency.

Foreign Currency Translation

In preparing its consolidated financial statements, the Company translated the financial statements of its foreign subsidiaries from their functional currencies, the local currency, into U.S. Dollars. This process resulted in unrealized exchange gains and losses, which are included as a component of accumulated other comprehensive loss within stockholders' deficit.

Cumulative foreign currency translation adjustments include any gain or loss associated with the translation of a subsidiary's financial statements when the functional currency of a subsidiary is the local currency. However, if the functional currency is deemed to be the U.S. Dollar, any gain or loss associated with the translation of these financial statements would be included within the Company's statements of operations. If the Company disposes of any of its subsidiaries, any cumulative translation gains or losses would be realized and recorded within the Company's statement of operations in the period during which the disposal occurs. If the Company determines that there has been a change in the functional currency of a subsidiary relative to the U.S. Dollar, any translation gains or losses arising after the date of change would be included within the Company's statement of operations.

Business Combination

The Company applies the accounting standard related to business combinations, ASC 805, *Business Combinations* ("ASC 805'). The standard has an expanded definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date with subsequent changes recognized in earnings; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset until completion or abandonment; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes.

The Company accounts for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. The purchase price of the acquisition is allocated to tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, these estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the preliminary purchase price allocation period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. After the preliminary purchase price allocation period, the Company records adjustments to assets acquired or liabilities assumed subsequent to the purchase price allocation period in its operating results in the period in which the adjustments were determined.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, ("ASU 2011-04")*. ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The adoption of this standard did not materially impact the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income, ("ASU 2011-05")*. ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of this standard did not materially impact the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment* (the "revised standard"). The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. An entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The adoption of this standard did not materially impact the Company's consolidated financial statements.

In February 2013, the FASB issued ASU 2013-2, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance requires the presentation of the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income, but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The guidance is effective for fiscal years beginning after December 15, 2012. The Company does not believe that the adoption of ASU 2013-2 will have a material impact on the Company's consolidated financial statements.

NOTE 2—NET LOSS PER SHARE

The Company computes basic net loss per share by dividing its net loss for the period by the weighted average number of common shares outstanding during the period less the weighted average unvested common shares subject to restrictions by the Company.

	Year Ended December 31,		
	2012	2011	2010
Net loss	$(20,459)	$(21,101)	$(13,423)
Basic and diluted shares:			
Weighted average common shares outstanding	64,932	57,834	35,439
Weighted average unvested common shares subject to restrictions	(614)	(316)	—
Weighted average shares used to compute basic and diluted net loss per share	64,318	57,518	35,439
Net loss per share—basic and diluted	$ (0.32)	$ (0.37)	$ (0.38)

The following weighted average options and warrants to purchase common stock and unvested shares of common stock subject to restrictions have been excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have had an anti-dilutive effect:

	Year Ended December 31,		
	2012	2011	2010
Warrants to purchase common stock	4,187	5,344	2,435
Unvested common shares subject to restrictions	614	316	—
Options to purchase common stock	10,321	8,112	6,347
	15,122	13,772	8,782


10-K

NOTE 3—ACQUISITIONS

Acquisition of GameSpy Industries, Inc.

On August 2, 2012, the Company completed the acquisition of GameSpy pursuant to an Agreement and Plan of Merger (the "GameSpy Merger Agreement") by and among the Company, Galileo Acquisition Corp., a California corporation and wholly owned subsidiary of the Company ("Galileo"), IGN and GameSpy. Pursuant to the terms of the GameSpy Merger Agreement, Galileo merged with and into GameSpy in a statutory reverse triangular merger (the "GameSpy Merger"), with GameSpy surviving the GameSpy Merger as a wholly owned subsidiary of the Company. GameSpy, which is based in California, provides technology and services for multiplayer and server-based gaming. The Company acquired GameSpy as part of its efforts to enhance the monetization and retention of the Company's players by incorporating GameSpy's technology that powers community functionality, synchronous multiplayer and asynchronous player versus player mechanics into the Company's games.

Pursuant to the terms of the GameSpy Merger Agreement, the Company issued to IGN, as GameSpy's sole shareholder, in exchange for all of the issued and outstanding shares of GameSpy capital stock, a total of 600 shares of the Company's common stock, for consideration of approximately $2,796, based on the $4.66 closing price of the Company's common stock on The NASDAQ Global Market on August 2, 2012; 90 shares of which will be held in escrow until November 2, 2013 as security to satisfy indemnification claims under the GameSpy Merger Agreement. In addition, the Company, GameSpy and IGN entered into a Transition Services Agreement, pursuant to which IGN will provide to the Company and GameSpy certain backend data center transition services related to GameSpy's private cloud storage infrastructure for up to two years following the acquisition.

The allocation of the GameSpy purchase price was based upon valuations for certain assets acquired and liabilities assumed. The valuation was based upon calculations and valuations, and the Company's estimates and assumptions are subject to change as the Company obtains additional information for its estimates during the respective measurement periods (up to one year from the acquisition date). The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:	
Cash	$ 913
Accounts receivable, net	1,695
Property and equipment	485
Intangible assets:	
Customer contracts and related relationships	250
Titles, content and technology	1,300
Goodwill	1,096
Total assets acquired	5,739
Liabilities assumed:	
Other accrued liabilities	(689)
Deferred revenue	(1,684)
Deferred tax liability	(570)
Total liabilities acquired	(2,943)
Net acquired assets	$ 2,796

Acquisition-related intangibles included in the above table are finite-lived and are being amortized on a straight-line basis over their estimated lives of two to three years, which approximates the pattern in which the economic benefits of the intangible assets are expected to be realized.

In connection with the acquisition of GameSpy, the Company recorded net deferred tax liabilities of $570, which were primarily related to identifiable intangible assets and net operating losses.

The Company allocated the residual value of $1,096 to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with ASC 350, *Intangibles—Goodwill and Other* ("ASC 350"), goodwill will not be amortized but will be tested for impairment at least annually. Goodwill created as a result of the GameSpy acquisition is not deductible for tax purposes.

Acquisition of Griptonite, Inc.

On August 2, 2011, the Company completed the acquisition of Griptonite, Inc., a Washington corporation ("Griptonite") and formerly a wholly owned subsidiary of Foundation 9 Entertainment, Inc., a Delaware corporation ("Foundation 9"), pursuant to an Agreement and Plan of Merger, as amended on August 15, 2011 (the "Merger Agreement"), by and among the Company, Granite Acquisition Corp., a Washington corporation and wholly owned subsidiary of the Company ("Sub"), Foundation 9 and Griptonite. Pursuant to the terms of the Merger Agreement, Sub merged with and into Griptonite in a statutory reverse triangular merger (the "Merger"), with Griptonite surviving the Merger as a wholly owned subsidiary of the Company. Griptonite, which is based in Kirkland, Washington, is a developer of games for advanced platforms, including handheld devices. The Company acquired Griptonite to increase its studio development capacity and augment its existing development efforts to accelerate the introduction of new titles on smartphones and tablets.

In connection with the Merger, the Company issued to Foundation 9, as Griptonite's sole shareholder, in exchange for all of the issued and outstanding shares of Griptonite capital stock, a total of 6,106 shares of the Company's common stock, for consideration of approximately $28,088, using the $4.60 closing price of the Company's common stock on The NASDAQ Global Market on August 2, 2011. 600 of the initial shares that were held in escrow to satisfy potential indemnification claims under the Merger Agreement were released on November 2, 2012. In addition, the Company may be required to issue additional shares (not to exceed 5,302 shares) or in specified circumstances pay additional cash (i) in satisfaction of indemnification obligations in the case of breaches of the Company's and Sub's representations, warranties and covenants in the Merger Agreement or (ii) pursuant to potential working capital adjustments.

The allocation of the Griptonite purchase price was based upon valuations for certain assets acquired and liabilities assumed. The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:	
Cash	$10,300
Accounts receivable	1,558
Prepaid and other current assets	1,028
Property and equipment	796
Other long term assets	33
Intangible assets:	
Non-compete agreements	3,200
Developed Technology	2,500
Goodwill	12,670
Total assets acquired	32,085
Liabilities assumed:	
Accounts payable and other accrued liabilities	(1,226)
Deferred tax liability and other long-term liabilities	(2,771)
Total liabilities	(3,997)
Net acquired assets	$28,088

Acquisition-related intangibles included in the above table are finite-lived and are being amortized on a straight-line basis over their estimated lives ranging from three months to two years which approximates the pattern in which the economic benefits of the intangible assets are realized.

The Company allocated the residual value of $12,670 to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with ASC 350, goodwill will not be amortized but will be tested for impairment at least annually. Goodwill created as a result of the Griptonite acquisition is not deductible for tax purposes.

Assumption of Griptonite Lease

In connection with the Merger, the Company assumed lease obligations related to the premises located in Kirkland, Washington (the "Griptonite Lease"). The Griptonite Lease covers approximately 54 rentable square feet and initially had a term that ended on September 30, 2015; however, in August 2012, the Company and the landlord entered into an amendment to the Griptonite Lease that changed the termination date to September 30, 2013. As part of the 2011 purchase accounting adjustments for Griptonite, the Company eliminated the existing deferred rent balance and recorded a fair value adjustment to reflect the current market value of the unfavorable operating lease commitment. The fair value of the unfavorable operating lease obligation was $477 and $901, respectively, as of December 31, 2012 and 2011. The Griptonite Lease has been included in the future lease obligations disclosed in Note 7.

Acquisition of Blammo Games Inc.

On August 1, 2011, the Company completed the acquisition of Blammo Games Inc. ("Blammo"), by entering into a Share Purchase Agreement (the "Share Purchase Agreement") by and among the Company, Blammo and each of the owners of the outstanding share capital of Blammo (the "Sellers"). Blammo is a developer of freemium games located in Toronto, Canada.

Pursuant to the terms of the Share Purchase Agreement, the Company purchased from the Sellers all of the issued and outstanding share capital of Blammo (the "Share Purchase"), and in exchange for such Blammo share capital, the Company (i) issued to the Sellers, in the aggregate, 1,000 shares of the Company's common stock (the "Initial Shares"), which resulted in initial consideration of $5,070 using the $5.07 closing price of the Company's common stock on The NASDAQ Global Market on August 1, 2011, and (ii) agreed to issue to the Sellers, in the aggregate, up to an additional 3,313 shares of the Company's common stock (the "Additional Shares") if Blammo achieves certain Net Revenue targets during the years ending March 31, 2013, March 31, 2014 and March 31, 2015, as more fully described below under "Contingent Consideration." 100 of the Initial Shares that were held in escrow to satisfy potential indemnification claims under the Share Purchase Agreement were released on August 1, 2012.

The allocation of the Blammo purchase price was based upon valuations for certain assets acquired and liabilities assumed. The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:	
Cash and other assets	$ 69
Intangible assets:	
Non-compete agreements	1,400
In-process research and development	300
Goodwill	4,309
Total assets acquired	6,078
Liabilities assumed:	
Accounts payable and other accrued liabilities	(287)
Other long-term liabilities	(721)
Total liabilities	(1,008)
Net acquired assets	$ 5,070

Acquisition-related intangibles included in the above table are finite-lived and are being amortized on a straight-line basis over their estimated lives ranging from one to four years which approximates the pattern in which the economic benefits of the intangible assets are realized.

In connection with the acquisition of Blammo, in 2011, the Company recorded net deferred tax liabilities of $416, with a corresponding adjustment to goodwill. These deferred taxes were primarily related to identifiable intangible assets and net operating losses.

The Company allocated the residual value of $4,309 to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with ASC 350, goodwill will not be amortized but will be tested for impairment at least annually. Goodwill created as a result of the Blammo acquisition is not deductible for tax purposes.

Contingent Consideration

The Additional Shares will be issued to the Sellers if, and to the extent that, Blammo achieves certain Net Revenue (as such term is defined in the Share Purchase Agreement) performance targets as follows: (i) for fiscal 2013 (April 1, 2012 through March 31, 2013), (a) 227 Additional Shares will be issued to the Sellers if, and only in the event that, Blammo meets its Baseline Net Revenue goal for such fiscal year, and (b) up to an additional 682 Additional Shares will be issued to the Sellers to the extent that Blammo exceeds its Baseline Net Revenue goal and meets its Upside Net Revenue goal for such fiscal year, (ii) for fiscal 2014 (April 1, 2013 through March 31, 2014), (a) 417 Additional Shares will be issued to the Sellers if, and only in the event that, Blammo meets its Baseline Net Revenue goal for such fiscal year, and (b) up to an additional 833 Additional Shares will be issued to the Sellers to the extent that Blammo exceeds its Baseline Net Revenue goal and meets its Upside Net Revenue goal for such fiscal year, and (iii) for fiscal 2015 (April 1, 2014 through March 31, 2015), (a) no Additional Shares will be issued to the Sellers if Blammo does not meet its Baseline Net Revenue goal for such fiscal year and (b) up to 1,154 Additional Shares will be issued to the Sellers to the extent that Blammo exceeds its Baseline Net Revenue goal and meets its Upside Net Revenue goal for such fiscal year. To the extent that Blammo meets its Baseline Net Revenue goal for a fiscal year but does not meet its Upside Net Revenue goal for such fiscal year, Additional Shares will be issued to the Sellers on a straight-line basis based on the amount by which Blammo exceeded the Baseline Net Revenue goal. Blammo's Baseline and Upside Net Revenue goals for fiscal 2013, 2014 and 2015 are as follows:

Fiscal Year	Baseline Net Revenue	Upside Net Revenue
Fiscal 2013	$3,500	$ 5,000
Fiscal 2014	$5,500	$10,000
Fiscal 2015	$8,500	$15,000

Three of the five Sellers are also employees of Blammo. If any of these employee Sellers voluntarily terminates his employment with Blammo (other than because of a disability that prevents him or her from performing his job) or if the Company or Blammo terminates such Seller's employment for Cause (as such term is defined in the Share Purchase Agreement), then such Seller will be eligible to receive Additional Shares if and when such Additional Shares are earned as described above only with respect to the fiscal year in which such termination of employment occurs (and all previous fiscal years to the extent applicable), but not with respect to any Additional Shares issued in any subsequent fiscal year. In such an event, the Additional Shares that such Seller would have otherwise received will be forfeited and will not be issued by the Company or distributed to the other Sellers, but the other Sellers' rights to receive Additional Shares will not otherwise be affected. The fair value of the contingent consideration issued to the three Sellers who are also employees of Blammo is not considered part of the purchase price, since vesting is contingent upon these employees' continued service during the earn-out periods. The Company records the contingent consideration issued to these employees as a compensation expense over the earn-out period of one to three years. See Note 10 for further details. At acquisition, in accordance with ASC 805, *Business Combinations*, the Company recorded $306 of the contingent consideration as part of the purchase accounting allocation; this amount represents the fair value of the portion of the forecasted Additional Shares to be issued to the Sellers who are not employees of Blammo. This amount is fair valued in every reporting period. The total fair value of this liability has been estimated at $412 and $245 as of December 31, 2012 and 2011, respectively, of which fair value expense adjustment of $167 and fair value benefit adjustment of $61 was recorded during the years ended December 31, 2012 and 2011, which represent the changes in fair since the date of acquisition for both respective periods. In accordance with ASC 805, changes in the fair value of non-employee contingent consideration are recognized in general and administrative expense.

Valuation Methodology

The Company engaged a third-party valuation firm to aid management in its analyses of the fair value of GameSpy, Griptonite and Blammo. All estimates, key assumptions and forecasts were either provided by or reviewed by the Company. While the Company chose to utilize a third-party valuation firm, the fair value analyses and related valuations represent the conclusions of management and not the conclusions or statements of any third party.

Intangible assets acquired consist of non-compete agreements, customer contracts, acquired technology and in-process research and development ("IPR&D").

The Blammo and Griptonite non-compete agreements were valued using the loss of income method, which is an income approach. Two separate cash flows were prepared, one to model the cash flow with the non-compete agreements in place, and one without the agreements. The difference between the debt-free cash flow of the two models was then discounted to present value using the discount rate of 25%.

In the valuation of Griptonite's developed technology, the replacement cost method of the cost approach was used. Although the Company does not expect to use the acquired technology, it was deemed likely that a market participant would perceive value in acquiring and integrating these technologies into their own platforms. The value was determined based on the engineering costs to replace or recreate the developed technology. Key assumptions used included, work hours to recreate, costs per month and remaining total and economic life.

As of the valuation date, Blammo was in the process of developing one game, which was launched in December 2011. The Company estimated that the majority of the revenues associated with this game would be generated in 2012 and 2013. The fair value was calculated using the multi-period excess earning method of the income approach, and significant assumptions used included the discount rate, forecasted revenues, forecasted cost of goods sold and forecasted operating expense. The Company capitalized approximately $300 of IPR&D costs associated with the above game at the acquisition date. These costs were reclassified to *"Titles, Content and Technology"* in the fourth quarter of 2011 upon launch of the game and amortized over the estimated life of the game of two years.

In the valuation of GameSpy customer contracts, these contracts were valued over their remaining terms, which included consideration of moderate anticipated renewals and is consistent with market participant considerations. These contracts were fair valued using the Multi-Period Excess Earnings ("MPEE") method of the income approach and key assumptions used included: projected revenue and operating expenses for GameSpy's remaining contracts, the remaining contractual period of the contracts and a discount rate of 14%. The Company valued developed technology using the replacement cost method of the cost approach and based on the perceived value that a market participant would ascribe to the GameSpy technology, which allows for hosting multi-player games on mobile devices and other platforms. Key assumptions used included fully burdened headcount spending information. As of the valuation date, the fair value of GameSpy's deferred revenue was $1,684, which reflects the costs including hosting fees, salaries and benefits, equipment and facilities to support the contractual obligations associated with these revenues, plus a market participant margin. The deferred revenue will be recognized on a straight-line basis over 24 months.

In the valuation of the goodwill balance for Griptonite, Blammo and GameSpy, the Company gave consideration to the future economic benefits of other assets that were not individually identified or separately recognized. The acquired studio workforce for each of these acquisitions was estimated to have value, and since the acquired workforce is not individually identified or separately recognized, it was subsumed within the goodwill recognized as part of each business combination. The Company further planned to leverage its preexisting contractual relationships with digital storefronts to distribute new titles developed by the Griptonite and Blammo studios and the expected synergies are reflected in the value of the goodwill recognized. The Company also plans to use the GameSpy technology to enhance the monetization and retention of the Company's players, and these synergies are reflected in the value of goodwill recognized.

Pro Forma Financial Information (unaudited)

The results of operations for GameSpy, Griptonite and Blammo and the estimated fair market values of the assets acquired and liabilities assumed have been included in the Company's consolidated financial statements since the date of each acquisition. During 2011, Griptonite contributed approximately $825 to the Company's net revenue and increased net losses by $9,511. The results of the acquisitions resulted in an increase to the Company's net loss due to lower revenue generated from the work-for-hire contracts that were substantially completed during 2011 and due to the amortization of acquired identified intangible assets.

The unaudited pro forma financial information in the table below summarizes the combined results of the Company's operations and those of Griptonite for the periods shown as if the acquisition of Griptonite had occurred on January 1, 2010. The pro forma financial information includes the business combination accounting effects of the acquisition, including amortization charges from acquired intangible assets. The pro forma financial information presented below is for informational purposes only, and is subject to a number of estimates, assumptions and other uncertainties. In addition, the pro forma financial information presented below does not include the unaudited financial information of Blammo and GameSpy, since these were not material.

	Year Ended December 31,	
	2011	2010
Total pro forma revenues	$ 76,864	$ 85,200
Pro forma net loss	(21,256)	(16,620)
Pro forma net loss per share—basic and diluted	(0.35)	(0.40)

All of the goodwill related to the GameSpy, Blammo and Griptonite transactions was assigned to the Company's Americas reporting unit. See Note 6 for additional information related to the changes in the carrying amount of goodwill.

NOTE 4—FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company's cash and cash equivalents, which were held in operating bank accounts, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. As of December 31, 2012 and December 31, 2011, the Company had $22,325 and $32,212 in cash and cash equivalents. The carrying value of accounts receivable and payables approximates fair value due to the short time to expected receipt of payment or cash.

Liabilities for Contingent Consideration

Level 3 liabilities consist of acquisition-related non-current liabilities for contingent consideration (i.e., earnouts) related to the acquisition of Blammo. The former Blammo shareholders have the opportunity to earn additional shares of the Company's common stock based on future net revenues generated by Blammo during the fiscal years ending March 31, 2013, March 31, 2014 and March 31, 2015. See Note 3 for further details regarding the Blammo acquisition. The expected number of shares to be issued in each year depends on the probability of Blammo achieving the Net Revenue targets, and the Company used a risk-neutral framework to estimate the probability of achieving these revenue targets for each year. The fair value of the contingent consideration was determined using a digital option, which captures the present value of the expected payment multiplied by the probability of reaching the revenue targets for each year. Key assumptions for the year ended December 31, 2012 included a discount rate of 35.0%, volatility of 38.0%, risk-free rates of between 0.05% and 0.28% and probability-adjusted revenue levels. Key assumptions for the year ended December 31, 2011 included a discount rate of 25.0%, volatility of 53.0%, risk-free rates of between 0.15% and 0.42% and probability-adjusted revenue levels. Probability-adjusted revenue is a significant input that is not observable in the market, which ASC 820 refers to as a Level 3 input. The fair value of these contingent liabilities recorded on the Company's consolidated balance sheet as of December 31, 2012 and 2011, was $2,512 and $796, respectively. As of December 31, 2012, the Company has recorded $1,855 of the total contingent consideration as a current liability in accrued compensation and the remainder has been recorded in other long-term liabilities since settlement is greater than one year from the end of the reporting period.

NOTE 5—BALANCE SHEET COMPONENTS

Property and Equipment

	December 31, 2012	December 31, 2011
Computer equipment	$ 6,255	$ 5,318
Furniture and fixtures	566	485
Software	6,304	4,707
Leasehold improvements	2,227	1,763
	15,352	12,273
Less: Accumulated depreciation and amortization	(10,326)	(8,339)
	$ 5,026	$ 3,934

Depreciation and amortization for the years ended December 31, 2012, 2011 and 2010 were $2,368, $1,846 and $1,975, respectively.

Accounts Receivable

	December 31, 2012	December 31, 2011
Accounts receivable	$12,313	$12,621
Less: Allowance for doubtful accounts	(432)	(800)
	$11,881	$11,821

Accounts receivable includes amounts billed and unbilled as of the respective balance sheet dates.

The movement in the Company's allowance for doubtful accounts is as follows:

Description	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended December 31, 2012	$800	$202	$570	$432
Year ended December 31, 2011	$504	$390	$ 94	$800
Year ended December 31, 2010	$546	$153	$195	$504

The Company had no significant write-offs or recoveries during the years ended December 31, 2012, 2011 and 2010.

Other Long-Term Liabilities

	December 31,	
	2012	2011
Uncertain tax position obligations	$3,859	$5,264
Deferred income tax liability	647	1,150
Contingent earnout liability	657	796
Unfavorable lease obligations	—	664
Other	1,027	629
	$6,190	$8,503

NOTE 6—GOODWILL AND INTANGIBLE ASSETS

Intangible Assets

The Company's intangible assets were acquired in connection with the acquisitions of Macrospace in 2004, iFone in 2006, MIG in 2007, Superscape in 2008, Griptonite and Blammo in 2011 and GameSpy in 2012, as well as in connection with the purchase of the Deer Hunter trademark and brand assets in 2012. The carrying amounts and accumulated amortization expense of the acquired intangible assets, including the impact of foreign currency exchange translation at December 31, 2012 and 2011 were as follows:

		December 31, 2012			December 31, 2011		
	Estimated Useful Life	Gross Carrying Value (Including Impact of Foreign Exchange)	Accumulated Amortization Expense (Including Impact of Foreign Exchange)	Net Carrying Value (Including Impact of Foreign Exchange)	Gross Carrying Value (Including Impact of Foreign Exchange)	Accumulated Amortization Expense (Including Impact of Foreign Exchange)	Net Carrying Value (Including Impact of Foreign Exchange)
Intangible assets amortized to cost of revenues:							
Titles, content and technology	2 yrs	$12,781	$(11,518)	$ 1,263	$11,391	$(11,097)	$ 294
Catalogs	1 yr	1,257	(1,257)	—	1,216	(1,216)	—
ProvisionX Technology	6 yrs	207	(207)	—	200	(200)	—
Carrier contract and related relationships	5 yrs	19,585	(16,421)	3,164	19,206	(13,451)	5,755
Licensed content	5 yrs	2,952	(2,952)	—	2,924	(2,924)	—
Service provider license	9 yrs	467	(262)	205	463	(208)	255
Trademarks	7 yrs	5,225	(760)	4,465	222	(222)	—
		42,474	(33,377)	9,097	35,622	(29,318)	6,304
Other intangible assets amortized to operating expenses:							
Emux Technology	6 yrs	1,341	(1,341)	—	1,297	(1,297)	—
Noncompete agreement	4 yrs	5,187	(3,395)	1,792	5,167	(1,393)	3,774
		6,528	(4,736)	1,792	6,464	(2,690)	3,774
Total intangibles assets		$49,002	$(38,113)	$10,889	$42,086	$(32,008)	$10,078

The Company has included amortization of acquired intangible assets directly attributable to revenue-generating activities in cost of revenues. The Company has included amortization of acquired intangible assets not directly attributable to revenue-generating activities in operating expenses. The Company acquired approximately $1,550 of intangible assets as part of the GameSpy acquisition in the third quarter of 2012. The

Company acquired approximately $7,400 of intangible assets as part of the Griptonite and Blammo acquisitions in the third quarter of 2011, which includes approximately $300 of Blammo IPR&D that was reclassified as *"Titles, Content and Technology"* in the fourth quarter of 2011; see Note 3 for further details.

On April 1, 2012, the Company acquired from Atari, Inc. ("Atari") its Deer Hunter trademark and associated domain names and also took a license to the other intellectual property associated with the Deer Hunter brand for total consideration of $5,000 in cash (the "Consideration"). The License Agreement has a term equal to the longer of (i) 99 years and ii) the expiration of the copyrights in and copyrightable elements of the Deer Hunter intellectual property assets. The acquisition price has been recorded as acquired intangible assets and classified within *"Trademarks"* in the above table and will be amortized over the estimated useful life of seven years.

During the years ended December 31, 2012, 2011 and 2010, the Company recorded amortization expense in the amounts of $3,783, $5,447 and $4,226, respectively, in cost of revenues. During the years ended December 31, 2012, 2011 and 2010, the Company recorded amortization expense in the amounts of $1,980, $825 and $205, respectively, in operating expenses. The Company recorded no impairment charges during the years ended December 31, 2012, 2011 and 2010.

As of December 31, 2012, the total expected future amortization related to intangible assets was as follows:

Period Ending December 31,	Amortization Included in Cost of Revenues	Amortization Included in Operating Expenses	Total Amortization Expense
2013	$4,212	$1,315	$ 5,527
2014	1,495	382	1,877
2015	1,019	95	1,114
2016	764	—	764
2017	714	—	714
2018 and thereafter	893	—	893
	$9,097	$1,792	$10,889

Goodwill

The Company has goodwill resulting from its MIG, GameSpy, Blammo and Griptonite acquisitions as of December 31, 2012. The Company attributed all of the goodwill resulting from the MIG acquisition to its Asia and Pacific ("APAC") reporting unit. The Company acquired $17,044 and $1,031 of goodwill during 2011 and 2012 respectively as part of the GameSpy, Blammo and Griptonite acquisitions, which was fully assigned to its Americas reporting unit; see Note 3 for further details. The Company had fully impaired in prior years all goodwill allocated to its EMEA reporting unit related to the Superscape acquisition. The goodwill allocated to the Americas reporting unit is denominated in U.S. Dollars ("USD") and the goodwill allocated to the APAC reporting unit is denominated in Chinese Renminbi ("RMB"). As a result, the goodwill attributed to the APAC reporting unit is subject to foreign currency fluctuations.

Goodwill by geographic region is as follows:

	December 31, 2012				December 31, 2011			
	Americas	EMEA	APAC	Total	Americas	EMEA	APAC	Total
Balance as of January 1								
Goodwill	$ 41,915	$ 25,354	$ 24,220	$ 91,489	$ 24,871	$ 25,354	$ 24,039	$ 74,264
Accumulated Impairment Losses	(24,871)	(25,354)	(19,273)	(69,498)	(24,871)	(25,354)	(19,273)	(69,498)
	17,044	—	4,947	21,991	—	—	4,766	4,766
Goodwill Acquired during the year	1,031	—	—	1,031	17,044	—	—	17,044
Effects of Foreign Currency Exchange	—	—	31	31	—	—	181	181
Impairment Losses	—	—	(3,613)	(3,613)	—	—	—	—
Balance as of period ended:	18,075	—	1,365	19,440	17,044	—	4,947	21,991
Goodwill	42,946	25,354	24,251	92,551	41,915	25,354	24,220	91,489
Accumulated Impairment Losses	(24,871)	(25,354)	(22,886)	(73,111)	(24,871)	(25,354)	(19,273)	(69,498)
Balance as of period ended:	$ 18,075	$ —	$ 1,365	$ 19,440	$ 17,044	$ —	$ 4,947	$ 21,991

In accordance with ASC 350, the Company's goodwill is not amortized but is tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Under ASC 350, the Company performs the annual impairment review of its goodwill balance as of September 30 or more frequently if triggering events occur.

Under new accounting guidance adopted for 2011, the Company evaluates qualitative factors and overall financial performance to determine whether it is necessary to perform the first step of the two-step goodwill test. This step is referred to as "Step 0." Step 0 involves, among other qualitative factors, weighing the relative impact of factors that are specific to the reporting unit as well as industry and macroeconomic factors. After assessing those various factors, if it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity will need to proceed to the first step of the two-step goodwill impairment test. ASC 350 requires a multiple-step approach to testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate the fair value of a reporting unit is below its carrying amount. The first step measures for impairment by applying the fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying the fair value-based tests to individual assets and liabilities within each reporting unit. The fair value of the reporting units is estimated using a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which uses discounted cash flows.

The Company has three reporting units comprised of the 1) Americas, 2) EMEA and 3) APAC regions. As of September 30, 2012, the Company had goodwill attributable to the APAC and Americas reporting units. The cash flows of these reporting units reflect the income and expenses of assets directly employed by, and liabilities related to, the operations of the reporting unit, including revenue related to local contractual relationships, but excludes revenue related to global contractual relationships such as digital store fronts which are owned by the U.S. and allocated directly to the Americas reporting unit. In performing its annual goodwill impairment assessment for 2012, the Company performed this qualitative assessment for its Americas reporting unit; based on this qualitative assessment, the Company concluded that performing the two-step impairment test was unnecessary for its Americas reporting unit. The Company performed the first step of the goodwill impairment test for its APAC reporting unit as prescribed in ASC 350 and concluded that it failed the step, since the estimated fair value of the reporting unit was less than its carrying value due to accelerated declines in the local feature phone business and the recent restructuring of the Company's operations in the APAC region. In order to determine the fair value of the APAC reporting unit, the Company utilized the discounted cash flow method and market method. The Company has consistently utilized both methods in its goodwill impairment tests and weights both results equally. The Company uses both methods in its goodwill impairment tests since it believes that both in conjunction provide a reasonable estimate of the determination of fair value of the reporting unit—the discounted cash flow method being specific to anticipated future results of the reporting unit and the market method, which is based on the Company's market sector including its competitors.

In step two of its impairment analysis, the Company allocated the fair value of the APAC reporting unit to all tangible and intangible assets and liabilities in a hypothetical sale transaction to determine the implied fair value of the reporting unit's goodwill. As a result of the step two analysis, the Company concluded that a portion of the goodwill remaining that had been attributed to the APAC reporting unit was impaired. The total non-cash goodwill impairment charge recorded in the third quarter of 2012 was $3,613.

The determination as to whether a write-down of goodwill is necessary involves significant judgment based on short-term and long-term projections of the Company. The assumptions supporting the estimated future cash flows of the reporting unit, including operating margins, long-term forecasts, discount rates and terminal growth rates, reflect the Company's best estimates. Changes in the Company's market capitalization, long-term forecasts and industry growth rates could require additional impairment charges to be recorded in future periods for the remaining goodwill.

NOTE 7—COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under non-cancelable operating facility leases with various expiration dates through January 2018. Rent expense for the years ended December 31, 2012, 2011 and 2010 was $2,704, $2,237 and $2,652, respectively. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid. The deferred rent balance was $632 and $223 at December 31, 2012 and 2011, respectively, and was included within other long-term liabilities.

At December 31, 2012, future minimum lease payments under non-cancelable operating leases were as follows:

Period Ending December 31,	Minimum Operating Lease Payments
2013	$3,195
2014	1,381
2015	1,457
2016	1,551
2017	880
2018 and thereafter	14
	$8,478

Income Taxes

As of December 31, 2012, unrecognized tax benefits and potential interest and penalties are classified within "Other long-term liabilities" on the Company's consolidated balance sheets. As of December 31, 2012, the settlement of the Company's income tax liabilities could not be determined; however, the liabilities are not expected to become due within the next 12 months.

Indemnification Arrangements

The Company has entered into agreements under which it indemnifies each of its officers and directors during his or her lifetime for certain events or occurrences while the officer or director is or was serving at the

Company's request in that capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company had recorded no liabilities for these agreements as of December 31, 2012 or 2011.

In the ordinary course of its business, the Company includes standard indemnification provisions in most of its license agreements with carriers and other distributors. Pursuant to these provisions, the Company generally indemnifies these parties for losses suffered or incurred in connection with its games, including as a result of intellectual property infringement and viruses, worms and other malicious software. The term of these indemnity provisions is generally perpetual after execution of the corresponding license agreement, and the maximum potential amount of future payments the Company could be required to make under these indemnification provisions is generally unlimited. The Company has never incurred costs to defend lawsuits or settle indemnified claims of these types. As a result, the Company believes the estimated fair value of these indemnity provisions is minimal. Accordingly, the Company had recorded no liabilities for these provisions as of December 31, 2012 or 2011.

Contingencies

From time to time, the Company is subject to various claims, complaints and legal actions in the normal course of business. The Company assesses its potential liability by analyzing specific litigation and regulatory matters using available information. The Company's estimate of losses is developed in consultation with inside and outside counsel, which involves a subjective analysis of potential results and outcomes, assuming various combinations of appropriate litigation and settlement strategies. After taking all of the above factors into account, the Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed reasonable probable and the amount can be reasonable estimated. The Company further determines whether an estimated loss from a contingency should be disclosed by assessing whether a material loss is deemed reasonably possible. Such disclosure will include an estimate of the additional loss or range of loss or will state that an estimate cannot be made.

The Company does not believe it is party to any currently pending litigation, the outcome of which is reasonably likely to have a material adverse effect on its operations, financial position or liquidity. However, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on the Company because of defense costs, potential negative publicity, diversion of management resources and other factors.

NOTE 8—DEBT

MIG Notes

In December 2007, the Company acquired MIG to accelerate its presence in China. In December 2008, the Company amended the MIG merger agreement to acknowledge the full achievement of the earnout milestones and at the same time entered into secured promissory notes in the aggregate principal amount of $20,000 payable to the former MIG shareholders (the "Earnout Notes") as full satisfaction of the MIG earnout. The Earnout Notes required that the Company pay off the remaining principal and interest in installments. In December 2008, the Company also entered into secured promissory notes in the aggregate principal amount of $5,000 payable to two former shareholders of MIG (the "Special Bonus Notes") as full satisfaction of the special bonus provisions of their employment agreements. The Company had fully repaid both the Earnout Notes and Special Bonus Notes as of March 31, 2011.

Credit Facility

In December 2008, the Company entered into a revolving credit facility (the "Credit Facility"), the terms of the Credit Facility were amended in August 2009, February 2010, March 2010 and February 2011. The Credit

Facility, as amended, provided for borrowings of up to $8.0 million, subject to a borrowing base equal to 80% of the Company's eligible accounts receivable. The Credit Facility expired on June 30, 2011 and all borrowings were repaid in full.

NOTE 9—STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

At December 31, 2012, the Company was authorized to issue 250,000 shares of common stock. As of December 31, 2012, the Company had reserved 16,851 shares for future issuance under its stock plans and outstanding warrants.

Preferred Stock

At December 31, 2012, the Company was authorized to issue 5,000 shares of preferred stock.

Acquisitions

On August 1, 2011, the Company issued an aggregate of 1,000 shares of its common stock to the Sellers in connection with the Company's acquisition of Blammo.

On August 2, 2011, the Company issued an aggregate of 6,106 shares of its common stock to Foundation 9 in connection with the Company's acquisition of Griptonite.

On August 2, 2012, the Company issued an aggregate of 600 shares of its common stock to IGN in connection with the Company's acquisition of GameSpy.

See Note 3—Business Combinations—for more information about these acquisitions.

Secondary Offering

In January 2011, the Company sold in an underwritten public offering an aggregate of 8,415 shares of its common stock at a public offering price of $2.05 per share for net proceeds of approximately $15,661 after underwriting discounts and commissions and offering expenses. The underwriters of this offering were Roth Capital Partners, LLC, Craig-Hallum Capital Group LLC, Merriman Capital, Inc. and Northland Capital Markets.

Shelf Registration Statement

In December 2010, the Securities and Exchange Commission declared effective the Company's shelf registration statement which allows the Company to issue various types of debt and equity instruments, including common stock, preferred stock and warrants. Issuances under the shelf registration will require the filing of a prospectus supplement identifying the amount and terms of the securities to be issued. The ability to issue debt and equity is subject to market conditions and other factors impacting the Company's borrowing capacity. The Company has a $30,000 limit on the amount securities that can be issued under this shelf registration statement and has already utilized $17,250 of this amount as of December 31, 2012 pursuant to the public offering in January 2011 described above.

Private Placement

In August, 2010, the Company completed the Private Placement in which it issued to the investors (i) an aggregate of 13,495 shares of the Company's common stock at $1.00 per share and (ii) warrants initially exercisable to purchase up to 6,748 shares of the Company's common stock at $1.50 per share (the "Warrants"), for initial proceeds of approximately $13,218 net of issuance costs (excluding any proceeds the Company may receive upon exercise of the Warrants). Of this amount, $2,198 was allocated to the value of the Warrants and $11,020 was allocated to the common stock. All amounts are recorded within stockholders' equity.

Warrants to Purchase Common Stock

The Warrants issued in connection with the 2010 Private Placement have an initial exercise price of $1.50 per share of common stock, can be exercised immediately, have a five-year term and provide for weighted-average anti-dilution protection in addition to customary adjustment for dividends, reorganization and other common stock events. During the years ended December 31, 2012, 2011 and 2010, investors exercised warrants to purchase 413, 2,475 and zero shares of the Company's common stock, and the Company received gross proceeds of $619, $3,711 and zero in connection with these exercises.

Warrants outstanding at December 31, 2012 were as follows:

Date of Issuance	Term (Years)	Exercise Price per Share	Number of Shares Outstanding Under Warrant
May 2006	7	$9.03	106
August 2010	5	1.50	3,860
			3,966

NOTE 10—STOCK OPTION AND OTHER BENEFIT PLANS

2007 Equity Incentive Plan

In January 2007, the Company's Board of Directors adopted, and in March 2007 the stockholders approved, the 2007 Equity Incentive Plan (the "2007 Plan"). At the time of adoption, there were 1,766 shares of common stock authorized for issuance under the 2007 Plan plus 195 shares of common stock from the Company's 2001 Stock Option Plan (the "2001 Plan") that were unissued. In addition, shares that were not issued or subject to outstanding grants under the 2001 Plan on the date of adoption of the 2007 Plan and any shares issued under the 2001 Plan that are forfeited or repurchased by the Company or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under the 2007 Plan. On June 3, 2010, at the Company's 2010 Annual Meeting of Stockholders, the Company's stockholders approved an amendment to the 2007 Plan to increase the aggregate number of shares of common stock authorized for issuance under the 2007 Plan by 3,000 shares. Furthermore, the number of shares available for grant and issuance under the 2007 Plan will be increased automatically on January 1 of each of 2008 through 2012 by an amount equal to 3% of the Company's shares outstanding on the immediately preceding December 31, unless the Company's Board of Directors, in its discretion, determines to make a smaller increase.

The Company may grant options under the 2007 Plan at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by its Board of Directors, provided, however, that (i) the exercise price of an incentive stock option ("ISO") or non-qualified stock options ("NSO") may not be less than 100% or 85%, respectively, of the estimated fair value of the underlying shares of common stock on the grant date, and (ii) the exercise price of an ISO or NSO granted to a 10% stockholder may not be less than 110% of the estimated fair value of the shares on the grant date. Prior to the Company's IPO, the Board determined the fair value of common stock in good faith based on the best information available to the Board and Company's management at the time of the grant. Following the IPO, the fair value of the Company's common stock is determined by the last sale price of such stock on the NASDAQ Global Market on the date of determination. The stock options granted to employees generally vest with respect to 25% of the underlying shares one year from the vesting commencement date and with respect to an additional 1/48 of the underlying shares per month thereafter. Stock options granted during 2007 prior to October 25, 2007 have a contractual term of ten years and stock options granted on or after October 25, 2007 have a contractual term of six years.

The 2007 Plan also provides the Board of Directors the ability to grant restricted stock awards, stock appreciation rights, restricted stock units, performance shares and stock bonuses. As of December 31, 2012, 740 shares were available for future grants under the 2007 Plan.

2007 Employee Stock Purchase Plan

In January 2007, the Company's Board of Directors adopted, and in March 2007 the Company's stockholders approved, the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan"). The Company initially reserved 667 shares of its common stock for issuance under the 2007 Purchase Plan. On each January 1 for the first eight calendar years after the first offering date, the aggregate number of shares of the Company's common stock reserved for issuance under the 2007 Purchase Plan will be increased automatically by the number of shares equal to 1% of the total number of outstanding shares of the Company's common stock on the immediately preceding December 31, provided that the Board of Directors may reduce the amount of the increase in any particular year and provided further that the aggregate number of shares issued over the term of this plan may not exceed 5,333. The 2007 Purchase Plan permits eligible employees, including employees of certain of the Company's subsidiaries, to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock at the beginning of an offering period or after a purchase period ends.

In January 2009, the 2007 Purchase Plan was amended to provide that the Compensation Committee of the Company's Board of Directors may fix a maximum number of shares that may be purchased in the aggregate by all participants during any single offering period (the "Maximum Offering Period Share Amount"). The Committee may later raise or lower the Maximum Offering Period Share Amount. The Committee established the Maximum Offering Period Share Amount of 500 shares for the offering period that commenced on February 15, 2009 and ended on August 14, 2009, and a Maximum Offering Period Share Amount of 200 shares for each offering period thereafter. In October 2011, the Committee increased the Maximum Offering Period Share Amount for the offering period that commenced on August 22, 2011 and for each offering period thereafter to 300 shares.

As of December 31, 2012, 786 shares were available for issuance under the 2007 Purchase Plan.

2008 Equity Inducement Plan

In March 2008, the Company's Board of Directors adopted the 2008 Equity Inducement Plan (the "Inducement Plan") to augment the shares available under its existing 2007 Plan. The Inducement Plan did not require the approval of the Company's stockholders. The Company initially reserved 600 shares of its common stock for grant and issuance under the Inducement Plan. On December 28, 2009, the Company's Board of Directors appointed Niccolo de Masi as the Company's President and Chief Executive Officer and the Compensation Committee of the Company's Board of Directors awarded him a non-qualified stock option to purchase 1,250 shares of the Company's common stock, which was issued on January 4, 2010 under the Inducement Plan. Immediately prior to the grant of this award, the Compensation Committee amended the Inducement Plan to increase the number of shares available for grant under the plan by 819 shares to 1,250 shares. In August 2011, the Compensation Committee of the Company's Board of Directors increased the number of shares reserved for issuance under the Company's 2008 Equity Inducement Plan by 1,050 shares. The Company utilized these additional shares to grant stock options to certain of the new non-executive employees of Griptonite and Blammo to purchase shares of the Company's common stock. In November 2012, the Compensation Committee amended the Inducement Plan to increase the number of shares available for grant under the plan by 300 shares. In each case, all of the newly authorized shares were granted promptly following each such increase. The Company may only grant NSOs under the Inducement Plan. Grants under the Inducement Plan may only be made to persons not previously an employee or director of the Company, or following a bona fide period of non-employment, as an inducement material to such individual's entering into employment with the Company and to provide incentives for such persons to exert maximum efforts for the Company's success. The Company may grant NSOs under the Inducement Plan at prices less than 100% of the fair value of the shares on the date of grant, at the discretion of its Board of Directors. The fair value of the Company's common stock is determined by the last sale price of such stock on the NASDAQ Global Market on the date of determination.

As of December 31, 2012, 438 shares were reserved for future grants under the Inducement Plan.

Stock Option Activity

The following table summarizes the Company's stock option activity:

	Shares Available	Options Outstanding: Number of Shares	Options Outstanding: Weighted Average Exercise Price	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
Balances at December 31, 2009	2,654	4,841	3.49		
Increase in authorized shares	3,911				
Options granted	(4,841)	4,841	1.30		
Options canceled	2,424	(2,424)	3.66		
Options exercised	—	(330)	0.87		
Balances at December 31, 2010	4,148	6,928	2.02		
Increase in authorized shares	2,388				
Options granted	(4,925)	4,925	3.66		
Options canceled	1,250	(1,250)	2.50		
Options exercised	—	(859)	1.90		
Balances at December 31, 2011	2,861	9,744	2.80		
Increase in authorized shares	300				
Options granted	(3,399)	3,399	3.84		
Options canceled	1,416	(1,416)	3.89		
Options exercised	—	(806)	1.68		
Balances at December 31, 2012	1,178	10,921	$3.07	4.17	$3,684
Options vested and expected to vest at December 31, 2012		9,429	$3.03	4.03	$3,523
Options exercisable at December 31, 2012		4,705	$2.92	3.33	$2,517

At December 31, 2012, the options outstanding and currently exercisable by exercise price were as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.42 - $ 1.19	1,345	2.82	$1.03	986	$1.00
$ 1.21 - $ 1.23	1,110	3.03	1.22	764	1.22
$ 1.30 - $ 2.03	1,302	3.66	1.67	691	1.66
$ 2.16 - $ 2.83	380	5.71	2.30	18	2.45
$ 2.90 - $ 2.90	1,273	4.78	2.90	376	2.90
$ 2.98 - $ 3.29	1,130	5.69	3.28	31	3.17
$ 3.39 - $ 3.78	1,098	4.05	3.72	497	3.71
$ 3.88 - $ 4.30	1,209	4.95	4.25	132	4.06
$ 4.35 - $ 4.66	1,123	4.41	4.53	465	4.52
$ 4.72 - $ 11.88	951	3.73	6.33	745	6.67
$ 0.42 - $ 11.88	10,921	4.17	$3.07	4,705	$2.92

The Company has computed the aggregate intrinsic value amounts disclosed in the above table based on the difference between the original exercise price of the options and the fair value of the Company's common stock of $2.28 per share at December 31, 2012. The total intrinsic value of awards exercised during the years ended December 31, 2012, 2011 and 2010 was $2,114, $2,065 and $142, respectively.

Stock-Based Compensation

The Company recognizes stock-based compensation expense in accordance with ASC 718, and has estimated the fair value of each option award on the grant date using the Black-Scholes option valuation model and the weighted average assumptions noted in the following table.

	Year Ended December 31,		
	2012	**2011**	**2010**
Dividend yield	— %	— %	— %
Risk-free interest rate	0.60%	1.06%	1.15%
Expected term (years)	4.00	4.02	3.12
Expected volatility	65%	65%	77%

The Company based its expected volatility on its own historic volatility and the historical volatility of a peer group of publicly traded entities. The expected term of options gave consideration to early exercises, post-vesting cancellations and the options' six-year contractual term. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury Constant Maturity Rate as of the date of grant. The weighted-average fair value of stock options granted during the year ended December 31, 2012, 2011 and 2010 was $1.90, $1.81 and $0.67 per share, respectively.

The Company calculated employee stock-based compensation expense based on awards ultimately expected to vest and reduced it for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The following table summarizes the consolidated stock-based compensation expense by line items in the consolidated statement of operations:

	Year Ended December 31,		
	2012	**2011**	**2010**
Research and development	$3,491	$1,387	$ 480
Sales and marketing	386	351	217
General and administrative	1,945	1,372	871
Total stock-based compensation expense	$5,822	$3,110	$1,568

The above table includes compensation expense attributable to the contingent consideration potentially issuable to the Blammo employees who were former shareholders of Blammo, which is recorded as research and development expense over the term of the earn-out periods, since these employees are primarily employed in product development. The Company re-measures the fair value of the contingent consideration each reporting period and only records a compensation expense for the portion of the earn-out target which is likely to be achieved. In addition, the Company is exposed to potential continued fluctuations in the fair market value of the contingent consideration in each reporting period, since re-measurement is impacted by changes in the Company's share price and the assumptions used by the Company; see Note 3 for further details. The total fair value of this liability has been estimated at $2,242 and $1,176 as of December 31, 2012 and 2011, respectively, of which $1,549 and $551 of stock-based compensation expense has been recorded during the years ended December 31, 2012 and 2011, respectively.

Consolidated net cash proceeds from option exercises were $1,357, $1,633 and $287 for the year ended December 31, 2012, 2011 and 2010, respectively. The Company realized no significant income tax benefit from stock option exercises during the year ended December 31, 2012, 2011 and 2010. As required, the Company presents excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

At December 31, 2012, the Company had $7,300 of total unrecognized compensation expense under ASC 718, net of estimated forfeitures and excluding unvested Blammo stock-based contingent consideration expense, which will be recognized over a weighted-average period of 2.73 years. As permitted by ASC 718, the Company has deferred the recognition of its excess tax benefit from non-qualified stock option exercises.

Restricted Stock

The Company did not grant any restricted stock options during the years ended December 31, 2012, 2011 or 2010.

401(k) Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. The Company does not match the contributions made by its employees.

NOTE 11—INCOME TAXES

The components of loss before income taxes by tax jurisdiction were as follows:

	Year Ended December 31,		
	2012	2011	2010
United States	$ (6,745)	$(25,159)	$(14,527)
Foreign	(15,708)	4,672	1,813
Loss before income taxes	$(22,453)	$(20,487)	$(12,714)

The components of income tax provision were as follows:

	Year Ended December 31,		
	2012	2011	2010
Current:			
Federal	$ —	$ —	$ —
State	(4)	(2)	(3)
Foreign	913	(2,698)	(1,311)
	909	(2,700)	(1,314)
Deferred:			
Federal	497	1,452	—
State	64	211	—
Foreign	524	423	605
	1,085	2,086	605
Total:			
Federal	497	1,452	—
State	60	209	(3)
Foreign	1,437	(2,275)	(706)
	$1,994	$ (614)	$ (709)

The difference between the actual rate and the federal statutory rate was as follows:

	Year Ended December 31,		
	2012	2011	2010
Tax at federal statutory rate	34.0%	34.0%	34.0%
State tax, net of federal benefit	0.3	1.0	—
Foreign rate differential	(0.6)	1.4	0.4
Research and development credit	—	2.1	1.5
Acquired in-process research and development	—	—	0.3
United Kingdom research and development refund	—	—	1.1
Withholding taxes	(0.3)	(0.1)	(3.7)
Goodwill impairment	(5.5)	—	—
Stock-based compensation	(2.7)	(1.3)	(1.0)
Non-deductible intercompany bad debt	(16.5)	—	—
FIN 48 interest and release	10.0	(0.4)	(1.8)
Other	(0.7)	(0.4)	1.7
Valuation allowance	(9.1)	(39.3)	(38.1)
Effective tax rate	8.9%	(3.0)%	(5.6)%

During 2012, the Company's United Kingdom subsidiary recognized an intercompany bad debt expense of approximately $10,870 that is non-tax deductible for United Kingdom tax purposes.

Deferred tax assets and liabilities consist of the following:

	December 31, 2012			December 31, 2011		
	US	Foreign	Total	US	Foreign	Total
Deferred tax assets:						
Fixed assets	$ 571	$ 1,501	$ 2,072	$ 644	$ 1,587	$ 2,231
Net operating loss carryforwards	32,795	12,207	45,002	31,318	13,677	44,995
Accruals, reserves and other	3,605	121	3,726	4,821	96	4,917
Foreign tax credit	6,086	—	6,086	5,767	—	5,767
Stock-based compensation	2,723	58	2,781	1,748	65	1,813
Research and development credit	2,839	—	2,839	3,143	—	3,143
Other	2,873	11	2,884	2,573	12	2,585
Total deferred tax assets	$ 51,492	$ 13,898	$ 65,390	$ 50,014	$ 15,437	$ 65,451
Deferred tax liabilities:						
Macrospace, MIG and iFone intangible assets	$ —	$ (498)	$ (498)	$ —	$ (931)	$ (931)
GameSpy intangible assets	(506)	—	(506)	—	—	—
Blammo intangible assets	—	(261)	(261)	—	(429)	(429)
Griptonite intangible assets	(949)	—	(949)	(2,149)	—	(2,149)
Fixed assets	—	—	—	—	—	—
Other	—	(9)	(9)	—	(10)	(10)
Net deferred tax assets	50,037	13,130	63,167	47,865	14,067	61,932
Less valuation allowance	(50,037)	(13,674)	(63,711)	(47,865)	(15,150)	(63,015)
Net deferred tax liability	$ —	$ (544)	$ (544)	$ —	$ (1,083)	$ (1,083)

The Company has not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries because these earnings are intended to be reinvested indefinitely. No deferred tax asset was recognized since the Company does not believe the deferred tax asset will reverse in the foreseeable future. The amount of accumulated foreign earnings of the Company's foreign subsidiaries total $2,536 as of December 31, 2012. If the Company's foreign earnings were repatriated, additional tax expense might result. The Company determined that the calculation of the amount of unrecognized deferred tax liability related to these cumulative unremitted earnings attributable to foreign subsidiaries is not practicable. The Company recorded a release of its valuation allowance of $562 and $1,702 during 2012 and 2011. This release is associated with the acquisitions of GameSpy in August 2012 and Griptonite in August 2011. Pursuant to ASC 805-740, changes in the Company's valuation allowance that stem from a business combination should be recognized as an element of the Company's deferred income tax expense or benefit. In accordance with ASC 740 and based on all available evidence on a jurisdictional basis, the Company believes that, it is more likely than not that its deferred tax assets will not be utilized, and has recorded a full valuation allowance against its net deferred tax assets in each of its jurisdictions except for one entity in China. The Company assesses on a periodic basis the likelihood that it will be able to recover its deferred tax assets. The Company considers all available evidence, both positive and negative, including historical levels of income or losses, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If it is not more likely than not that the Company expects to recover its deferred tax assets, the Company will increase its provision for taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be recoverable. The available negative evidence at December 31, 2012 included historical and projected future operating losses. As a result, the Company concluded that an additional valuation allowance of $696, net of the described releases, was required to reflect the gross increase in its deferred tax assets prior to valuation allowance during 2012. As of December 31, 2012, the Company considered it more likely than not that its deferred tax assets would not be realized with their respective carryforward periods.

At December 31, 2012, the Company has net operating loss carryforwards of approximately $86,265 and $78,694 for federal and state tax purposes, respectively. These carryforwards will expire from 2013 to 2032. In addition, the Company has research and development tax credit carryforwards of approximately $2,839 for federal income tax purposes and $3,369 for California tax purposes. The federal research and development tax credit carryforwards will begin to expire in 2022. The California state research credit will carry forward indefinitely. The Company has approximately $6,078 of foreign tax credits that will begin to expire in 2017, and approximately $12 of state alternative minimum tax credits that will carryforward indefinitely. The Company's ability to use its net operating loss carryforwards and federal and state tax credit carryforwards to offset future taxable income and future taxes, respectively, may be subject to restrictions attributable to equity transactions that result in changes in ownership as defined by Internal Revenue Code Section 382.

In addition, at December 31, 2012, the Company has net operating loss carryforwards of approximately $49,829 for United Kingdom tax purposes that are all limited and can only offset a portion of the annual combined profits in the United Kingdom until the net operating losses are fully utilized.

A reconciliation of the total amounts of unrecognized tax benefits was as follows:

	Year Ended December 31,	
	2012	2011
Beginning balance	$4,034	$3,326
Reductions of tax positions taken during previous years	(631)	(82)
Additions based on uncertain tax positions related to the current period	410	740
Additions based on uncertain tax positions related to prior periods	813	50
Ending balance	$4,626	$4,034

The total unrecognized tax benefits as of December 31, 2012 and 2011 include approximately $3,104 and $2,694, respectively of unrecognized tax benefits that have been netted against deferred tax assets. As of December 31, 2012, approximately $817 of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate. A portion of this amount, if recognized, would adjust the Company's deferred tax assets which are subject to valuation allowance. As of December 31, 2011, approximately $19 of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate. In addition, as of December 31, 2012, the liability for uncertain tax positions decreased by approximately $631 due to the release of uncertain tax positions in the second quarter of 2012, as certain statutes of limitation in foreign jurisdictions in which the Company does business expired. Furthermore, as of December 31, 2012, the liability for uncertain tax positions increased by approximately $813 due to utilization of net operating losses related to prior periods in one of the Company's foreign jurisdictions in the fourth quarter of 2012. At December 31, 2012, the Company anticipated that the liability for uncertain tax positions, excluding interest and penalties, could decrease by approximately $1,516 within the next twelve months due to the expiration of certain statutes of limitation in foreign jurisdictions in which the Company does business.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in income tax expense. The Company has accrued $2,348 of interest and penalties on uncertain tax positions as of December 31, 2012, as compared to $3,935 as of December 31, 2011. Approximately $182, $248 and $239 of accrued interest and penalty expense related to estimated obligations for unrecognized tax benefits was recognized during 2012, 2011 and 2010 respectively. During 2012, the Company released $1,798 of interest and penalties on uncertain tax positions due to the expiration of certain statutes of limitation in foreign jurisdictions in which the Company does business.

The Company is subject to taxation in the United States and various foreign jurisdictions. The material jurisdictions subject to examination by tax authorities are primarily the State of California, United States, United Kingdom Canada and China. The Company's federal and California tax returns are open by statute for tax years 2002 and forward and could be subject to examination by the tax authorities. The statute of limitations for the Company's 2010 and 2011 tax returns for the various entities in the United Kingdom will close in 2013. The Company's China income tax returns are open by statute for tax years 2007 and forward.

NOTE 12—SEGMENT REPORTING

ASC 280, *Segment Reporting* ("ASC 280"), establishes standards for reporting information about operating segments. It defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-maker is its Chief Executive Officer. The Company's Chief Executive Officer reviews selected financial information on a geographic basis; however this information is included within one operating segment for purposes of allocating resources and evaluating financial performance.

Accordingly, the Company reports as a single reportable segment—mobile games. For purpose of enterprise-wide disclosures, a breakdown of the Company's total sales to customers in the feature phone and smartphone markets is shown below:

	Year Ended December 31,		
	2012	2011	2010
Feature phone	$13,135	$31,091	$54,475
Smartphone	74,358	35,094	9,870
	$87,493	$66,185	$64,345

For purposes of enterprise-wide disclosures, the Company attributes revenues to geographic areas based on the country in which the distributor's, advertising service provider's or carrier's principal operations are located. In the case of digital storefronts, revenues are attributed to the geographic location where the end-user makes the purchase. The Company generates its revenues in the following geographic regions:

	Year Ended December 31,		
	2012	2011	2010
United States of America	$48,172	$32,998	$28,909
Americas, excluding the USA	4,142	6,085	9,385
EMEA	17,971	18,526	17,332
APAC	17,208	8,576	8,719
	$87,493	$66,185	$64,345

The Company attributes its long-lived assets, which primarily consist of property and equipment, to a country primarily based on the physical location of the assets. Property and equipment, net of accumulated depreciation and amortization, summarized by geographic location was as follows:

	Year Ended December 31,		
	2012	2011	2010
Americas	$3,649	$3,101	$1,013
EMEA	1,092	420	714
APAC	285	413	407
	$5,026	$3,934	$2,134

NOTE 13—RESTRUCTURING

Restructuring information as of December 31, 2012 was as follows:

	Restructuring						
	2012	2011		2010		2009	
	Workforce	Workforce	Facilities Related	Workforce	Facilities Related	Facilities Related	Total
Balance as of January 1, 2011	—	$ —	—	296	1,585	581	$ 2,462
Charges to operations	—	548	96	41	—	—	685
Non Cash Adjustments	—	—	(86)	(117)	—	(23)	(226)
Charges settled in cash	—	(548)	(10)	(220)	(932)	(324)	(2,034)
Balance as of December 31, 2011	—	—	—	—	653	234	887
Charges to operations	1,371	—	—	—	—	—	1,371
Charges settled in cash	(1,367)	—	—	—	(653)	(234)	(2,254)
Balance as of December 31, 2012	$ 4	$ —	$—	$ —	$ —	$ —	$ 4


10-K

During 2009, 2010, 2011 and 2012, the Company's management approved restructuring plans to improve the effectiveness and efficiency of its operating model and reduce operating expenses around the world. The 2012 restructuring plans included $1,371 of restructuring charges relating to employee termination costs in the Company's APAC, Brazil and Kirkland, Washington offices and a reduction of executive sales and marketing headcount in the United States and Spain. The 2011 restructuring plans included $548 of restructuring charges relating to employee termination costs in the Company's APAC, Latin America, Russia and United Kingdom offices. The remaining restructuring charge of $96 related primarily to facility-related charges resulting from vacating a portion of the Company's Moscow offices. Since the inception of the 2010 restructuring plan through December 31, 2012, the Company incurred $1,581 of restructuring charges relating to employee termination costs in the Company's United States, APAC, Latin America and United Kingdom offices. The Company also incurred additional facility-related restructuring charges of $1,854 related primarily to the relocation of the Company's corporate headquarters to San Francisco. The Company does not expect to incur any additional charges under the 2011, 2010 and 2009 restructuring plans.

As of December 31, 2012, the Company's remaining restructuring liability of $4 was comprised primarily of employee termination costs which were fully paid in the first quarter of 2013. As of December 31, 2011, the Company's remaining restructuring liability of $887 was comprised of facility related costs and was fully paid down during 2012. The Company anticipates incurring additional termination costs of approximately $450 in 2013 in connection with other restructuring activities implemented in the first quarter of 2013 in order to better align sales and marketing and research and development expenses with the Company's current business strategy and to finalize the closure of its Brazil office.

NOTE 14—QUARTERLY FINANCIAL DATA (unaudited, in thousands)

The following table sets forth unaudited quarterly consolidated statements of operations data for 2011 and 2012. The Company derived this information from its unaudited consolidated financial statements, which it prepared on the same basis as its audited consolidated financial statements contained in this report. In its opinion, these unaudited statements include all adjustments, consisting only of normal recurring adjustments that the Company considers necessary for a fair statement of that information when read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. The operating results for any quarter should not be considered indicative of results for any future period.

	For the Three Months Ended							
	2011				2012			
	March 31	June 30	September 30	December 31	March 31	June 30	September 30	December 31
	(In thousands)							
Revenues	$16,426	$17,680	$16,905	$ 15,174	$21,544	$23,621	$21,347	$20,981
Cost of revenues:								
Royalties and other cost of revenues	3,469	3,121	3,223	2,576	2,557	2,137	2,194	2,052
Impairment of prepaid royalties and guarantees	371	—	160	—	—	—	—	—
Amortization of intangible assets	817	703(a)	2,375	1,552	753	932	1,025	1,073
Total cost of revenues	4,657	3,824	5,758	4,128	3,310	3,069	3,219	3,125
Gross profit	11,769	13,856	11,147	11,046	18,234	20,552	18,128	17,856
Operating expenses:								
Research and development	7,166	8,439(b)	10,808(b)	12,660(d)	15,033	15,697(d)	9,979	13,566
Sales and marketing	3,757	3,344	3,576	3,930	4,375	4,701	5,545	6,272
General and administrative	2,934	3,506	3,748	3,814	4,366	4,556	2,466	3,356
Amortization of intangible assets	—	—	330	495	495	495	495	495
Impairment of goodwill	—	—	—	—	—	— (f)	3,613	—
Restructuring charge	490	147	—	(92)	—	320	213	838
Total operating expenses	14,347	15,436	18,462	20,807	24,269	25,769	22,311	24,527
Income (loss) from operations	(2,578)	(1,580)	(7,315)	(9,761)	(6,035)	(5,217)	(4,183)	(6,671)
Interest and other income (expense), net	180	329	344	(106)	(366)	210	(455)	264
Loss before income taxes	(2,398)	(1,251)	(6,971)	(9,867)	(6,401)	(5,007)	(4,638)	(6,407)
Income tax benefit (provision)	(774)	(501)(c)	813	(152)	(440)(e)	2,019(e)	1,075	(660)
Net loss	$(3,172)	$(1,752)	$(6,158)	$(10,019)	$(6,841)	$(2,988)	$(3,563)	$(7,067)
Net loss per share—basic and diluted	$ (0.06)	$ (0.03)	$ (0.10)	$ (0.16)	$ (0.11)	$ (0.05)	$ (0.06)	$ (0.11)

(a) Amortization of intangible assets of $2,375 in the third quarter of 2011 was driven by increased amortization expense associated with intangible assets acquired in the acquisitions of Griptonite and Blammo.

(b) Research and development expense of $10,808 and $12,660 in the third and fourth quarters of 2011 were related to additional personnel and facility costs associated with the acquisitions of Griptonite and Blammo.

(c) The income tax benefit of $813 in the third quarter of 2011 was due primarily to the release of the valuation allowance associated with the acquisition of Griptonite.

(d) Changes in the research and development expense from $15,033 in the first quarter of 2012 and $9,979 in the third quarter of 2012 was due primarily to changes in the fair market value of contingent consideration issued to employees who are former shareholders of Blammo.

(e) The income tax benefit of $2,019 in the second quarter of 2012 was due primarily to the release of uncertain tax positions in certain foreign jurisdictions due to the expiration of the statute of limitations. The income tax benefit of $1,075 in the third quarter of 2012 was due primarily to the release of the GameSpy valuation allowance upon acquisition and changes in pre-tax income in certain foreign entities.

(f) The goodwill impairment charge of $3,613 in the third quarter of 2012 was due to a decline in the estimated fair value of the APAC reporting unit attributable to an accelerated decline in the local feature phone business and the recent restructuring of the Company's operations in the region.

NOTE 15—RELATED PARTY TRANSACTIONS

Hany Nada, one of the Company's directors, serves as one of the seven managing directors of Granite Global Ventures II L.L.C., the general partner of each of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P., which together beneficially owned approximately 8.7% of the Company's stock as of December 31, 2012. Hany Nada also serves as one of the seven managing directors of GGV Capital IV L.L.C., the general partner of each of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. (together, "GGV IV"). During October and December 2012, GGV IV acquired an approximate 33.7% shareholding in Medium Entertainment, which does business as PlayHaven ("Medium") and Hany Nada became a member of the Board of Directors. The Company had a preexisting relationship with Medium as of the date of GGV IV's investment in Medium, and for 2012, the Company generated revenues of $6,285 from Medium. As of December 31, 2012, Medium accounted for 13.2% of the Company's total accounts receivable balance.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures are designed to provide reasonable assurance and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

The scope of management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 excluded GameSpy Industries Inc. because we acquired the company through a business combination in 2012. GameSpy Industries' total assets and total revenues represented 0.9% and 1.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 48.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***OTHER INFORMATION***

On January 25, 2013, we terminated our publisher agreement with Tapjoy, Inc., under which Tapjoy provides incented offers to players of our freemium games. The termination was to be effective as of March 1, 2013. On February 26, 2013, we and Tapjoy entered into an amendment to the publisher agreement (the "Tapjoy Amendment"), under which our termination letter was nullified and the term of the agreement was extended through March 1, 2014. We have filed the Tapjoy Amendment as an exhibit to this report.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Except for information about our executive officers, the information required for this Item 10 is incorporated by reference from our Proxy Statement to be filed in connection with our 2013 Annual Meeting of Stockholders. For information with respect to our executive officers, see "Executive Officers" at the end of Part I, Item 1 of this report.

We maintain a Code of Business Conduct and Ethics that applies to all employees, officers and directors. Our Code of Business Conduct and Ethics is published on our website at www.glu.com/investors. We disclose on our website amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions granted to executive officers and directors.

Item 11. ***Executive Compensation***

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2013 Annual Meeting of Stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2013 Annual Meeting of Stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2013 Annual Meeting of Stockholders.

Item 14. ***Principal Accounting Fees and Services***

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2013 Annual Meeting of Stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) Financial Statements: The financial statements filed as part of this report are listed on the index to financial statements on page 47.

(2) Financial Schedules: All schedules have been omitted because they are not required, not applicable, not present in amounts sufficient to require submission of the schedule, or the required information is otherwise included.

(b) Exhibits. The exhibits listed on the Exhibit Index (following the Signatures section of this report) are included, or incorporated by reference, in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLU MOBILE INC.

Date: March 15, 2013 By: /s/ Niccolo M. de Masi
Niccolo M. de Masi, President and Chief Executive Officer

Date: March 15, 2013 By: /s/ Eric R. Ludwig
Eric R. Ludwig, Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

By signing this Annual Report on Form 10-K below, I hereby appoint each of Niccolo M. de Masi, Eric R. Ludwig and Scott J. Leichtner as my attorney-in-fact to sign all amendments to this Form 10-K on my behalf, and to file this Form 10-K (including all exhibits and other documents related to the Form 10-K) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken directly or indirectly by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Signature	Title	Date
/s/ Niccolo M. de Masi Niccolo M. de Masi	President, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2013
/s/ Eric R. Ludwig Eric R. Ludwig	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 15, 2013
/s/ William J. Miller William J. Miller	Chairman of the Board	March 15, 2013
/s/ Matthew A. Drapkin Matthew A. Drapkin	Director	March 15, 2013
/s/ Ann Mather Ann Mather	Director	March 15, 2013
/s/ Hany M. Nada Hany M. Nada	Director	March 15, 2013
/s/ A. Brooke Seawell A. Brooke Seawell	Director	March 15, 2013
/s/ Benjamin T. Smith, IV Benjamin T. Smith, IV	Director	March 15, 2013

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference: Form	File No.	Exhibit	Filing Date	Filed Herewith
2.01	Agreement and Plan of Merger, dated as of August 2, 2011 by and among Glu Mobile Inc., Granite Acquisition Corp., Foundation 9 Entertainment, Inc. and Griptonite, Inc.	8-K	001-33368	2.01	08/02/11	
2.02	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 2, 2011 by and among Glu Mobile Inc., Granite Acquisition Corp., Foundation 9 Entertainment, Inc. and Griptonite, Inc.	8-K	001-33368	2.01	08/15/11	
2.03	Share Purchase Agreement, dated as of August 1, 2011, by and among Glu, Blammo Games Inc. and each of the owners of the outstanding share capital of Blammo.	8-K	001-33368	2.02	08/02/11	
2.04	Agreement and Plan of Merger, dated as of August 2, 2012 by and among Glu Mobile Inc., Galileo Acquisition Corp, IGN Entertainment, Inc. and GameSpy Industries, Inc.	10-Q	001-33368	2.01	11/09/12	
3.01	Restated Certificate of Incorporation of Glu Mobile Inc.	S-1/A	333-139493	3.02	02/14/07	
3.02	Amended and Restated Bylaws of Glu Mobile Inc.	8-K	001-33368	99.01	10/28/08	
4.01	Form of Registrant's Common Stock Certificate.	S-1/A	333-139493	4.01	02/14/07	
10.01#	Form of Indemnity Agreement entered into between Glu Mobile Inc. and each of its directors and executive officers, effective as of June 15, 2009.	8-K	001-33368	10.01	06/15/09	
10.02#	2001 Stock Option Plan, form of option grant used from December 19, 2001 to May 2, 2006, form of option grant used from December 8, 2004 to May 2, 2006 and forms of option grant used since May 2, 2006.	S-1/A	333-139493	10.02	01/22/07	
10.03(A)#	2007 Equity Incentive Plan, as amended.	8-K	001-33368	99.01	06/07/11	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.03(B)#	For the 2007 Equity Incentive Plan, forms of (a) Notice of Stock Option Grant, Stock Option Award Agreement and Stock Option Exercise Agreement, (b) Notice of Restricted Stock Award and Restricted Stock Agreement, (c) Notice of Stock Appreciation Right Award and Stock Appreciation Right Award Agreement, (d) Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement and (e) Notice of Stock Bonus Award and Stock Bonus Agreement.	S-1/A	333-139493	10.03	02/16/07	
10.04#	2007 Employee Stock Purchase Plan, as amended and restated on August 1, 2011.	10-K	001-33368	10.04	03/14/12	
10.05#	2008 Equity Inducement Plan, as amended and restated on November 13, 2012.					X
10.05(B)#	For the 2008 Equity Inducement Plan, forms of Notice of Stock Option Grant, Stock Option Award Agreement and Stock Option Exercise Agreement.	10-K	001-33368	10.05	03/21/10	
10.06#	Forms of Stock Option Award Agreement (Immediately Exercisable) and Stock Option Exercise Agreement (Immediately Exercisable) under the Glu Mobile Inc. 2007 Equity Incentive Plan.	10-Q	001-33368	10.05	08/14/08	
10.07#	Employment Agreement between Glu Mobile Inc. and Niccolo M. de Masi, dated December 28, 2009.	8-K	001-33368	99.02	01/04/10	
10.08#	Summary of Compensation Terms of Niccolo M. de Masi.	8-K	001-33368	—	12/14/12	
10.9#	Change of Control Severance Agreement, dated as of December 28, 2009, by and between Glu Mobile Inc. and Niccolo M. de Masi.	8-K	001-33368	99.03	01/04/10	
10.10#	Amendment, dated as of July 7, 2011, to Change of Control and Severance Agreement between Glu Mobile Inc. and Niccolo M. de Masi, dated as of , December 28, 2009.	10-Q	001-33368	10.01	11/14/11	
10.11#	Summary of Compensation Terms of Eric R. Ludwig.	8-K	001-33368	—	12/14/12	
10.12#	Change of Control Severance Agreement, dated as of October 10, 2008, between Glu Mobile Inc. and Eric R. Ludwig.	10-K	001-33368	10.09	03/13/09	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.13#	Amendment, dated as of July 7, 2011, to Change of Control and Severance Agreement between Glu Mobile Inc. and Eric R. Ludwig, dated as of October 10, 2008.	10-Q	001-33368	10.02	11/14/11	
10.14#	Summary of Compensation Terms of Scott J. Leichtner.	8-K	001-33368	—	12/14/12	
10.15#	Summary of Change of Control Severance Arrangement between Glu Mobile Inc. and Scott J. Leichtner, dated as of July 7, 2011.					X
10.16#	Offer Letter between Glu Mobile Inc. and Matthew Ricchetti, dated as of October 8, 2012.					X
10.17#	Glu Mobile Inc. 2012 Executive Bonus Plan.	8-K	001-33368	99.01	12/12/11	
10.18#	Glu Mobile Inc. 2013 Executive Bonus Plan.	8-K/A	001-33368	99.01	01/18/13	
10.19#	Summary of Non-Employee Director Compensation Program, adopted on October 4, 2012.					X
10.20	Sublease, dated as of September 29, 2010, by and between BlackRock Institutional Trust Company and Glu Mobile Inc.	8-K	001-33368	99.01	10/04/10	
10.21	First Amendment to Sublease, dated as of September 29, 2010, by and between BlackRock Institutional Trust Company and Glu Mobile Inc.	8-K	001-33368	99.02	10/04/10	
10.22	Lease Agreement by and among Foundation 9 Entertainment, Inc., Griptonite, Inc. and Marymoor Warehouse Associates, LLC, dated as of November 5, 2007	10-Q	001-33368	10.05	11/14/11	
10.23	Second Amendment to Lease Agreement, dated as of August 9, 2012, to the Lease Agreement by and among Glu Mobile Inc. and Marymoor Warehouse Associates, LLC, dated as of November 5, 2007.	10-Q	001-33368	2.01	11/09/12	
10.24	Form of Warrant dated as of May 2, 2006 by and between Pinnacle Ventures I Equity Holdings LLC and Glu Mobile Inc., by and between Pinnacle Ventures I Affiliates, L.P. and Glu Mobile Inc., and by and between Pinnacle Ventures II Equity Holdings, LLC and Glu Mobile Inc.	S-1	333-139493	10.20	12/19/06	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.25	Purchase Agreement, dated as of June 30, 2010, by and between Glu Mobile Inc. and certain PIPE investors.	8-K	001-33368	99.01	07/06/10	
10.26	Form of Warrant by and between Glu Mobile Inc. and certain PIPE investors.	8-K	001-33368	4.01	07/06/10	
10.27	iOS Developer Program License Agreement between Glu Games Inc. and Apple Inc., as amended to date.					X
10.28	Android Market Developer Distribution Agreement between Glu Games Inc. and Google Inc., as amended to date.					X
10.29+	Publisher Agreement, dated as of March 15, 2012, by and between Glu Games Inc. and Tapjoy, Inc.	10-Q	011-33368	10.01	05/10/12	
10.30++	Amendment No. 1 to Publisher Agreement, entered into as of February 26, 2013, by and between Glu Games Inc. and Tapjoy, Inc.					X
10.31+	License Agreement, dated as of March 31, 2012, by and between Glu Mobile Inc. and Atari, Inc.	10-Q/A	001-33368	10.01	10/12/12	
10.32+	Trademark and Domain Name Assignment and License Agreement, dated as of March 31, 2012, by and between Glu Mobile Inc. and Atari Inc.	10-Q	001-33368	10.02	08/09/12	
10.33++	Unity Technologies Software License Agreement between Glu Mobile Inc. and Unity Technologies ApS, dated as of October 29, 2012.					X
21.01	List of Subsidiaries of Glu Mobile Inc.					X
23.01	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.					X
24.01	Power of Attorney (see the Signature Page to this report).					
31.01	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X
31.02	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
32.01	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(a)/15d-14(a).*					X
32.02	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(a)/ 15d-14(a). *					X
101.INS†	XBRL Report Instance Document					
101.SCH†	XBRL Taxonomy Extension Schema Document					
101.CAL†	XBRL Taxonomy Calculation Linkbase Document					
101.LAB†	XBRL Taxonomy Label Linkbase Document					
101.PRE†	XBRL Presentation Linkbase Document					
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document					

# Indicates a management compensatory plan or arrangement.

\+ Certain portions of this exhibit have been omitted and have been filed separately with the SEC pursuant to an order granting confidential treatment issued by the SEC under Rule 24b-2 as promulgated under the Exchange Act.

++ Certain portions of this exhibit have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment under Rule 24b-2 as promulgated under the Exchange Act.

† Indicates furnished herewith.

* This certification is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Glu Mobile Inc. specifically incorporates it by reference.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Forward-Looking Statements:

These proxy materials contain forward-looking statements regarding future events and our future results, which are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and our management's beliefs and assumptions. Words such as "expects," "anticipates," "targets," "trend," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "strategy," "may," variations of such words, and similar expressions identify such forward-looking statements. In addition, the following statements, among others, in the Letter to Stockholders included in these proxy materials are forward-looking statements: that GST has become the foundation for a robust Glu-wide server-side infrastructure, which we anticipate will be used by the majority of our titles from H2 2013 onwards; our expectations regarding our 2013 title roadmap, including the categories of games we expect to release; our expectations regarding how the mobile games market is evolving; our belief that we have the franchises and DNA to create a $50 million shooter on mobile; our expectations regarding executive appointments to support the growth of our Publishing division; our three-year forward-looking expectations regarding the mobile gaming landscape; our belief that we will continue to be a leader in the fragmented mobile world; our belief that Windows 8 will gain meaningful market share over the next three years; and our expectations of significant growth for the remainder of this decade.

Investors should consider important risk factors, which include: the risk that our efforts to improve the monetization of our games do not generate meaningful increases in our revenues; the risk that consumer demand for smartphones, tablets and next-generation platforms does not grow as significantly as we anticipate or that we will be unable to capitalize on any such growth; the risk that we do not realize a sufficient return on our investment with respect to our efforts to develop freemium games for smartphones, tablets and next-generation platforms; the risk that we will not be able to maintain our good relationships with Apple and Google; the risk that our development expenses for games for smartphones, tablets and next-generation platforms are greater than we anticipate; the risk that our recently and newly launched games are less popular than anticipated; the risk that our newly released games will be of a quality less than desired by reviewers and consumers; the risk that the mobile games market, particularly with respect to freemium gaming, is smaller than anticipated; and the other risks detailed under the caption "Risk Factors" in our 2012 Annual Report on Form 10-K included with these proxy materials and our other SEC filings. We are under no obligation, and expressly disclaim any obligation, to update or alter our forward-looking statements, except as may be required by law.

BOARD OF DIRECTORS

Niccolo M. de Masi[4]
President and Chief Executive Officer, Glu Mobile Inc.

Lorne Abony[4]
Chief Executive Officer, Mood Media Corporation

Ann Mather[3]
Independent Director of and Advisor to Technology and Media Companies

William J. Miller[1,3,5]
Independent Director of and Advisor to Technology Companies

Hany M. Nada[1,2]
Managing Director, GGV Capital

A. Brooke Seawell[1]
Venture Partner, New Enterprise Associates

Benjamin T. Smith[2]
Chief Executive Officer, Wanderful Media

EXECUTIVE OFFICERS

Niccolo M. de Masi
President and Chief Executive Officer

Eric R. Ludwig
Executive Vice President and Chief Financial Officer

Matthew Ricchetti
President of Studios

Scott J. Leichtner
Vice President, General Counsel and Corporate Secretary

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Nominating & Governance Committee
4 Member of the Strategy Committee
5 Chairman of the Board

CORPORATE HEADQUARTERS

45 Fremont Street, Suite 2800
San Francisco, California 94105
Tel: 415.800.6100
Fax: 650.403.1018
www.glu.com

TRANSFER AGENT AND REGISTRAR

For questions regarding misplaced stock certificates, changes of address or the consolidation of accounts, please contact our transfer agent:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
Tel: 800.937.5449
Fax: 800.921.8124

LEGAL COUNSEL

Fenwick & West LLP
Mountain View, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
San Jose, California